File Nos.         333-124767
                                                                       811-05716
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   (X)
            Pre-Effective Amendment No.  1                                (X)
            Post-Effective Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          ( )
            Amendment  No.    93                                          (X)

                      (Check appropriate box or boxes.)

      ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
     (formerly Preferred Life Variable Account C)
     ---------------------------------
     (Exact Name of Registrant)

     ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
     (formerly Preferred Life Insurance Company of New York)
     ---------------------------------------------
     (Name of Depositor)

     One Chase Manhattan Plaza, 37th Floor New York, New York       10005-1423
     ----------------------------------------------------            ---------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

     (212) 586-7733
     ---------------
     Depositor's Telephone Number, including Area Code

          Name and Address of Agent for Service
          -------------------------------------
          Vincent Vitiello
          Allianz Life Insurance Company of New York
          One Chase Manhattan Plaza, 37th Floor
          New York, New York  10005-1423

     Copies to:
          Stewart D. Gregg, Second VP & Senior Securities Counsel
          Allianz Life Insurance Company of North America
          5701 Golden Hills Drive
          Minneapolis, MN  55416
          (763) 765-2913

Approximate Date of Proposed Public Offering:

    As soon as practicable after the effective date of this filing.

    Title of Securities Registered:

    Individual Deferred Variable Flexible Purchase Payment Annuity Contracts

================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                               Part A - Prospectus

               THE ALLIANZ HIGH FIVE(R) VARIABLE ANNUITY CONTRACT


                                    ISSUED BY

                    ALLIANZ LIFE(R) OF NY VARIABLE ACCOUNT C

                                       AND

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

This prospectus describes an individual flexible purchase payment variable deferred annuity contract (Contract) issued by Allianz Life Insurance Company of New York (Allianz Life of New York, we, us, our), formerly Preferred Life Insurance Company of New York.

FOR YOUR CONVENIENCE WE HAVE PROVIDED A GLOSSARY (SEE SECTION 13) THAT DEFINES KEY, CAPITALIZED TERMS THAT ARE USED IN THIS PROSPECTUS. The Contract is called "flexible purchase payment" because you can make Purchase Payments at any time and for any amount (subject to certain restrictions) during the Accumulation Phase, which is the first of the Contract's two phases.

The Contract is a "variable" contract because your Contract Values and/or variable Annuity Payments will increase or decrease depending on the performance of the underlying Investment Options you select. The variable Investment Options invest in different types of securities and follow varying investment strategies. Depending on market conditions, you can gain or lose value by investing in the Investment Options.

The Contract is called a "deferred" annuity contract because Annuity Payments to the Payee from the Contract are deferred until the Payout Phase, the second of the Contract's two phases. Annuity Payments do not begin until a specified period of time in the future (usually when you retire) or until the Annuitant reaches a certain age (the Income Date).

At issue you can select either a Contract with Living Guarantees or a Contract without Living Guarantees. IF YOU DO NOT MAKE A SELECTION, THE LIVING GUARANTEES WILL APPLY TO YOUR CONTRACT. AFTER THE ISSUE DATE THE LIVING GUARANTEES CANNOT BE ADDED TO, OR REMOVED FROM, YOUR CONTRACT. The Living Guarantees include the Guaranteed Account Value (GAV) Benefit and the Guaranteed Withdrawal Benefit
(GWB). There are no additional fees or charges associated with these Living Guarantees. The Living Guarantees are provided as a package and are not available individually.

The GAV Benefit guarantees that beginning on your fifth Contract Anniversary, and on each subsequent Contract Anniversary until the Contract terminates or you begin receiving Annuity Payments, your Contract Value will be at least equal to the GAV from five years ago, reduced by subsequent partial withdrawals. The GAV Benefit is intended to provide a level of protection for the principal you have invested in the Contract as well as to lock in some of your investment gains from prior years. However, the GAV Benefit does not provide any protection until the fifth and subsequent Contract Anniversaries, and it does not lock in any investment gains until at least five years after they occur. The GAV Benefit guarantees are supported by automatic transfers (GAV Transfers) of amounts from the Investment Options to the Fixed Period Accounts (FPAs). GAV Transfers are discussed in more detail in section 6, Guaranteed Account Value (GAV) Benefit - GAV Transfers.

The GWB guarantees a minimum level of income through partial withdrawals beginning on the third Contract Anniversary.


You can purchase this Contract if all Owners and the Annuitant are age 80 or younger on the Issue Date. You can allocate your Purchase Payments to the variable Investment Options available under your Contract. The FPAs are not currently available to you as an Investment Choice. The AZL(R) FusionPortfolios(TM) are offered by the Allianz Variable Insurance Products Fund of Funds Trust. Each of the AZL FusionPortfolios is a "fund of funds" and diversifies its assets by investing in the shares of several other affiliated mutual funds. The AZL FusionPortfolios have filed an exemptive order application with the Securities and Exchange Commission for authorization to acquire other types of securities. Upon receipt of regulatory approval, if granted, each AZL FusionPortfolio may also be permitted to invest in unaffiliated mutual funds and other types of investments. For further information about the AZL FusionPortfolios and the exemptive order application, see the prospectus for the AZL FusionPortfolios. There is no assurance as to when or whether we will obtain such approval. You can select up to 15 Investment Options at any one time. We may add, substitute or remove Investment Choices in the future.

AIM
AZL AIM Basic Value Fund
AZL AIM International Equity Fund

AZL FUSION
AZL Fusion Balanced Fund
AZL Fusion Growth Fund
AZL Fusion Moderate Fund

CLEARBRIDGE
AZL LMP Large Cap Growth Fund
AZL LMP Small Cap Growth Fund

COLUMBIA
AZL Columbia Technology Fund

DAVIS
AZL Davis NY Venture Fund
Davis VA Financial Portfolio

DREYFUS
AZL Dreyfus Founders Equity Growth Fund
AZL Dreyfus Premier Small Cap Value Fund
Dreyfus IP Small Cap Stock Index Portfolio
Dreyfus Stock Index Fund, Inc.

FRANKLIN TEMPLETON
AZL Franklin Small Cap Value Fund
Franklin Global Communications Securities Fund
Franklin Growth and Income Securities Fund
Franklin High Income Securities Fund
Franklin Income Securities Fund
Franklin Large Cap Growth Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2010
Mutual Discovery
Securities Fund Mutual Shares Securities Fund
Templeton Foreign Securities Fund
Templeton Growth Securities Fund

JENNISON
AZL Jennison 20/20 Focus Fund
AZL Jennison Growth Fund

LEGG MASON
AZL Legg Mason Growth Fund
AZL Legg Mason Value Fund

NEUBERGER BERMAN
AZL Neuberger Berman Regency Fund

OPPENHEIMER CAPITAL
AZL OCC Opportunity Fund
AZL OCC Renaissance Fund
AZL OCC Value Fund
OpCap Mid Cap Portfolio

OPPENHEIMER FUNDS
AZL Oppenheimer Developing Markets Fund
AZL Oppenheimer Global Fund
AZL Oppenheimer International Growth Fund
AZL Oppenheimer Main Street Fund

PIMCO
AZL PIMCO Fundamental IndexPLUS Total Return Fund
PIMCO VIT All Asset Portfolio
PIMCO VIT CommodityRealReturn Strategy Portfolio
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Portfolio (Unhedged)
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio

PRUDENTIAL
AZL Money Market Fund

VAN KAMPEN
AZL Van Kampen Aggressive Growth Fund
AZL Van Kampen Comstock Fund
AZL Van Kampen Equity and Income Fund
AZL Van Kampen Global Franchise Fund
AZL Van Kampen Global Real Estate Fund
AZL Van Kampen Growth and Income Fund
AZL Van Kampen Mid Cap Growth Fund
AZL Van Kampen Strategic Growth Fund


Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity. This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT FEDERALLY INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

VARIABLE ANNUITY CONTRACTS ARE COMPLEX INSURANCE AND INVESTMENT VEHICLES. BEFORE YOU INVEST, BE SURE TO ASK YOUR REGISTERED REPRESENTATIVE ABOUT THE CONTRACT'S FEATURES, BENEFITS, RISKS AND FEES, AND WHETHER THE CONTRACT IS APPROPRIATE FOR YOU BASED UPON YOUR FINANCIAL SITUATION AND OBJECTIVES.


Dated:_______________, 2006

TABLE OF CONTENTS
--------------------------------------------------------------------------------


Fee Tables                                                            6
Summary                                                              10


1. The Variable Annuity Contract                                     13
    Ownership                                                        13
       Contract Owner                                                13
       Joint Owner                                                   13
       Annuitant                                                     13
       Payee                                                         13
       Beneficiary                                                   14
       Assignment of a Contract                                      14
2. Annuity Payments (The Payout Phase)                               14
    Income Date                                                      14
    Annuity Payments                                                 14
    Partial Annuitization                                            15
    Annuity Options                                                  15
3. Purchase                                                          19
    Purchase Payments                                                19
    Automatic Investment Plan (AIP)                                  19
    Allocation of Purchase Payments                                  19
    Tax-Free Section 1035 Exchanges                                  20
    Faxed Applications                                               20
    Free Look / Right to Examine                                     20
    Accumulation Units/Computing the Contract Value                  20
4. Investment Options                                                21
    Substitution and Limitation on
       Further Investments                                           26
    Transfers                                                        26
       Telephone and Electronic Transfers                            27
       Excessive Trading and Market Timing                           27
    Dollar Cost Averaging (DCA) Program                              29
    Flexible Rebalancing                                             29
    Financial Advisers - Asset Allocation Programs                   30
    Voting Privileges                                                30
5. Our General Account                                               30
    Fixed Period Accounts (FPAs)                                     30
6. Guaranteed Account Value (GAV) Benefit                            33
    Calculating the GAV                                              34
    GAV Transfers                                                    36
    The GAV Fixed Account Minimum                                    36
    Other Information on the GAV Benefit                             37
7. Expenses                                                          37
    Mortality and Expense Risk (M&E) Charges                         37
    Contract Maintenance Charge                                      38
    Withdrawal Charge                                                38
       Partial Withdrawal Privilege                                  39
         Reduction or Elimination of the
            Withdrawal Charge                                        39
    Transfer Fee                                                     40
    Premium Taxes                                                    40
    Income Taxes                                                     40
    Investment Option Expenses                                       40
8. Taxes                                                             40
    Annuity Contracts in General                                     41
    Qualified Contracts                                              41
    Multiple Contracts                                               42
    Partial 1035 Exchanges                                           42
    Distributions -- Non-Qualified Contracts                         42
    Distributions -- Qualified Contracts                             43
    Assignments, Pledges and Gratuitous Transfers                    44
    Death Benefits                                                   44
    Withholding                                                      47
    Federal Estate Taxes                                             47
    Generation-Skipping Transfer Tax                                 47
    Foreign Tax Credits                                              47
    Annuity Purchases by Nonresident Aliens and Foreign
         Corporations                                                47
    Possible Tax Law Changes                                         47
    Diversification                                                  44
9. Access to Your Money                                              44
    Guaranteed Withdrawal Benefit (GWB)                              45
    Systematic Withdrawal Program                                    45
    The Minimum Distribution Program and Required
         Minimum Distribution (RMD) Payments                         46
    Suspension of Payments or Transfers                              46
10. Illustrations                                                    46
11. Death Benefit                                                    47
    Death of the Contract Owner                                      47
    Death of the Annuitant                                           47
    Traditional Guaranteed Minimum Death Benefit -
       (Traditional GMDB)                                            48
    Enhanced Guaranteed Minimum Death Benefit -
       (Enhanced GMDB)                                               48
    Death Benefit Examples                                           48
    Death Benefit Payment Options                                    49
12. Other Information                                                50
    Allianz Life of New York                                         50
    The Separate Account                                             50
    Distribution                                                     50
    Additional Credits for Certain Groups                            51
    Administration/Allianz Service Center                            51
    Financial Statements                                             51
13. Glossary                                                         52
14. Table of Contents of the Statement of
        Additional Information                                       54
15. Privacy Notice                                                   55
Appendix A - Annual Operating Expenses for
    Each Investment Option                                           56

FEE TABLES
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when purchasing, owning and making a full withdrawal from the Contract. The first tables describe the fees and expenses that you will pay if you make a withdrawal from the Contract during the Accumulation Phase, or if you make transfers. Taxes, including deductions we make for premium taxes, also may apply, although they do not appear in these tables. For more information see section 7, Expenses.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE - During the Accumulation Phase (1) (as a percentage of each Purchase Payment withdrawn)

           NUMBER OF COMPLETE
               YEARS SINCE
               RECEIPT OF
            PURCHASE PAYMENT           CHARGE
            ----------------           ------
                   0                      8%
                   1                    7.5%
                   2                      7%
                   3                      6%
                   4                      5%
                   5                      4%
                   6                      3%
          7 years or more                 0%

TRANSFER FEE(2)..................   First 12 transfers in a Contract Year are
                                    free. Thereafter, the fee is $25.


(1) You may make partial withdrawals of up to a total of 10% of total Purchase Payments in each Contract Year and we will not assess a withdrawal charge. This partial withdrawal privilege is non-cumulative, which means that if you do not use your 10% free privilege in a given year, it does not carry over to the next year. For more information, please see section 7 - Expenses - Withdrawal Charge - Partial Withdrawal Privilege. Also see
     section 9, Access to Your Money for additional options.

(2) We reserve the right to restrict the number of transfers to 12 transfers per Contract Year. Dollar cost averaging transfers, flexible rebalancing transfers and GAV Transfers are not currently counted against any free transfers we allow. Currently we deduct this fee only during the Accumulation Phase, but we reserve the right to deduct this fee during the Payout Phase. For more information, please see section 7, Expenses - Transfer Fee.

CONTRACT OWNER PERIODIC EXPENSES

The next table describes the fees and expenses that you will pay periodically during the time that you own your Contract, not including the Investment Options' fees and expenses.

DURING THE ACCUMULATION PHASE:

CONTRACT MAINTENANCE CHARGE (3)...................... $30 per Contract per year.

SEPARATE ACCOUNT ANNUAL EXPENSES

         MORTALITY AND EXPENSE RISK (M&E) CHARGES
         (as a percentage of average daily assets invested in a subaccount on an annual basis)

                                                                  M&E CHARGES

Traditional GMDB                                                    1.40%
Enhanced GMDB                                                       1.60%

DURING THE PAYOUT PHASE:

SEPARATE ACCOUNT ANNUAL EXPENSES - if you elect variable Annuity Payments

         M&E CHARGE
         (as a percentage of average daily assets invested in a subaccount on an
          annual basis)                                             1.40%


(3) The charge is waived if the Contract Value is at least $75,000 at the time we are to deduct the charge. If you own more than one Contract offered under this prospectus (registered with the same social security number), we will determine the total value of all your Contracts. If the total value of all your Contracts is at least $75,000, the charge is waived on all your Contracts. We do not assess this charge during the Payout Phase, or against amounts paid out as death benefits. For more information please see section 7, Expenses - Contract Maintenance Charge.

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS

This table describes the total annual operating expenses associated with the Investment Options and shows the minimum and maximum expenses charged by any of the Investment Options before the effect of any contractual expense reimbursement or fee waiver. These expenses are deducted from the Investment Options' assets. These expenses will reduce the performance of the Investment Options and, therefore, will negatively affect your Contract Value and the amounts available for withdrawals and Annuity Payments. They may also negatively impact the death benefit proceeds. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent calendar year. The investment advisers for the Investment Options provided the fee and expense information and we did not independently verify it. Please see the Investment Options' prospectuses for more information regarding the fees and expenses of the Investment Options.

                                                                                    MINIMUM                 MAXIMUM


TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES* (INCLUDING MANAGEMENT FEES,
DISTRIBUTION OR 12B-1 FEES, AND OTHER EXPENSES)
BEFORE FEE WAIVERS AND EXPENSE REIMBURSEMENTS                                      0.52%                    1.70%


* Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. The amount of these fees may be different for each Investment Option.

Appendix A contains more details regarding the annual operating expenses for each of the variable Investment Options, including the amount and effect of any waivers and/or reimbursements.

EXAMPLES
--------------------------------------------------------------------------------

The expenses for your Contract may be different from those shown in the examples below depending upon which benefit applies.

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract Owner periodic expenses, and the annual operating expenses of the Investment Options before the effect of reimbursements and waivers.

You should not consider the examples below as a representation of past or future expenses. Actual expenses may be greater or less than those shown.

The $30 contract maintenance charge is included in the examples as a charge of ..038% of the average daily assets invested in a subaccount based on an assumed average Contract size of $70,000.

Deductions we make for premium taxes may apply but are not reflected in these examples.

For additional information, see section 7, Expenses.

If you make a full withdrawal at the end of each time period, and assuming a $10,000 investment and a 5% annual return on your money, you may pay the following expenses for Contracts with:

                  a) the Enhanced GMDB (the highest M&E charge of 1.60%).

                  b) the Traditional GMDB (the lowest M&E charge of 1.40%).

TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES
BEFORE ANY FEE WAIVERS OR EXPENSE REIMBURSEMENTS OF:             1 YEAR       3 YEARS        5 YEARS       10 YEARS
                                                              ------------- ------------- -------------- -------------
                                                              ------------- ------------- -------------- -------------

1.70% (the maximum)                                            a) $1,206     a) $1,779      a) $2,240     a) $3,632
                                                               b) $1,186     b) $1,721      b) $2,144     b) $3,449
------------------------------------------------------------- ------------- ------------- -------------- -------------
------------------------------------------------------------- ------------- ------------- -------------- -------------
0.52% (the minimum)                                            a) $1,088     a) $1,428      a) $1,658     a) $2,489
                                                               b) $1,068     b) $1,367      b) $1,555     b) $2,281
------------------------------------------------------------- ------------- ------------- -------------- -------------


  If you do not make a full withdrawal or if you annuitize* the Contract at the end of each time period and assuming a $10,000 investment and a 5% annual return on your money you may pay the following expenses for Contracts with:

                  a) the Enhanced GMDB (the highest M&E charge of 1.60%).

                  b) the Traditional GMDB (the lowest M&E charge of 1.40%).


TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES                1 YEAR       3 YEARS        5 YEARS       10 YEARS
BEFORE ANY FEE WAIVERS OR EXPENSE REIMBURSEMENTS OF:
                                                              ------------- ------------- -------------- -------------
                                                              ------------- ------------- -------------- -------------
1.70% (the maximum)                                             a) $ 337     a) $1,027      a) $1,740     a) $3,632
                                                                b) $ 317      b) $ 968      b) $1,644     b) $3,449
------------------------------------------------------------- ------------- ------------- -------------- -------------
------------------------------------------------------------- ------------- ------------- -------------- -------------
0.52% (the minimum)                                             a) $ 219      a) $ 675      a) $1,158     a) $2,489
                                                                b) $ 199      b) $ 614      b) $1,055     b) $2,281
------------------------------------------------------------- ------------- ------------- -------------- -------------


* Your Income Date must be at least 13 months after your Issue Date.


As of __________, 2006, no Contracts had been sold. Therefore, we have not provided any condensed financial information.

SUMMARY
--------------------------------------------------------------------------------
The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail.


THE VARIABLE ANNUITY CONTRACT: The annuity Contract offered by Allianz Life of New York provides a means for investing on a tax-deferred basis. You can purchase the Contract as a Non-Qualified Contract or as a Qualified Contract. For Qualified Contracts, the tax deferral is provided through compliance with specialized tax-qualification rules, and you do not receive any additional tax benefit by purchasing the Contract, although it may offer other features that meet your needs. The Contract is intended for retirement savings or other long-term investment purposes. The Contract provides several different Annuity Payment options that you can choose from. The Contract permits you to select up to 15 of the available variable Investment Options. The Fixed Period Accounts
(FPAs) are not currently available to you as an Investment Choice.


You may be able to select from one of two death benefits, subject to certain age restrictions. Under the Traditional Guaranteed Minimum Death Benefit (GMDB) we base the death benefit on the greater of:

o    Contract Value, or

o    total Purchase Payments adjusted for partial withdrawals.

If all Owners are age 76 or younger on the Issue Date, you can instead select the Enhanced GMDB for an additional mortality and expense risk (M&E) charge. Under the Enhanced GMDB we base the death benefit on the greater of:

o    Contract Value, or
o    total Purchase Payments adjusted for partial withdrawals, or
o the Maximum Anniversary Value (MAV) prior to any Owner's 81st birthday adjusted for subsequent partial withdrawals and subsequent Purchase Payments.

The death benefit provided by the Enhanced GMDB will never be less than the death benefit provided by the Traditional GMDB, however, it may be equal to the death benefit provided by the Traditional GMDB.

THE ENHANCED GMDB DOES NOT PROVIDE ANY ADDITIONAL BENEFIT BEFORE THE FIRST CONTRACT ANNIVERSARY AND THE BENEFIT VALUES ARE LIMITED AFTER AGE 81. AS A RESULT, ANY OWNER WHO IS NEARING AGE 65 SHOULD DETERMINE IF PURCHASING A BENEFIT FOR WHICH THERE IS AN ADDITIONAL COST IS APPROPRIATE FOR THEIR SITUATION.

You can only select one death benefit at Contract issue and once you select a death benefit you cannot change or cancel it. The death benefits are described in more detail in section 11, Death Benefit.

At issue you can select either a Contract with Living Guarantees or a Contract without Living Guarantees. IF YOU DO NOT MAKE A SELECTION, THE LIVING GUARANTEES WILL APPLY TO YOUR CONTRACT. AFTER THE ISSUE DATE THE LIVING GUARANTEES CANNOT BE ADDED TO, OR REMOVED FROM, YOUR CONTRACT. There are no additional fees or charges associated with these Living Guarantees. Under these guarantees, you will have the following benefits:

1. The Guaranteed Account Value (GAV) Benefit. We guarantee that beginning on your fifth Contract Anniversary and on each subsequent anniversary until your Income Date or Contract termination, your Contract Value will at least be equal to the GAV established five years ago adjusted for all partial withdrawals you made in the last five years. The initial GAV is equal to all Purchase Payments received during the first 90 days of your Contract adjusted for partial withdrawals during this period. Then on each Contract Anniversary we recalculate the GAV and it is equal to the greater of: a) the prior GAV adjusted for additional Purchase Payments and partial withdrawals, or b) the Contract Value on the Contract Anniversary. For more details see section 6, Guaranteed Account Value (GAV) Benefit.

     YOU MUST HOLD THE CONTRACT FOR FIVE COMPLETE CONTRACT YEARS BEFORE RECEIVING ANY ADJUSTMENT TO YOUR CONTRACT VALUE FROM THE GAV BENEFIT. THESE BENEFITS MAY NOT BE APPROPRIATE FOR YOU IF YOU INTEND TO HOLD THE CONTRACT FOR LESS THAN FIVE YEARS.

2. The Guaranteed Withdrawal Benefit (GWB). Beginning on the third Contract Anniversary, this benefit provides a guaranteed income through partial withdrawals each Contract Year, regardless of your Contract Value. The GWB is not available before the third Contract Anniversary. The GWB value is equal to total Purchase Payments adjusted for GWB partial withdrawals. Each Contract Year you can take GWB withdrawals of up to 10% of your total Purchase Payments (the partial withdrawal privilege). However, you cannot take a GWB withdrawal of more than your remaining GWB value. You can continue to take GWB withdrawals until you have withdrawn all of the GWB value, even if your Contract Value is less than or equal to zero. The GWB is non-cumulative, which means that if you do not use your 10% in a given Contract Year, it will not carry over to the next year. GWB withdrawals are not subject to the withdrawal charge, will be treated as withdrawals for tax purposes, and if you are younger than age 59 1/2 may also be subject to a 10% penalty tax. Any withdrawals you take in excess of the partial withdrawal privilege may be subject to a withdrawal charge, and will reduce the amount available for future GWB withdrawals. For more details see section 9, Access to Your Money.

THERE ARE NO ADDITIONAL FEES OR CHARGES FOR SELECTING THE LIVING GUARANTEES. HOWEVER, WE MONITOR YOUR CONTRACT VALUE DAILY AND SYSTEMATICALLY TRANSFER AMOUNTS BETWEEN THE FIXED PERIOD ACCOUNTS (FPAS) AND YOUR SELECTED INVESTMENT OPTIONS TO SUPPORT THE LIVING GUARANTEES. THIS MEANS THAT YOU MAY NOT ALWAYS BE ABLE TO FULLY PARTICIPATE IN ANY UPSIDE POTENTIAL RETURNS AVAILABLE FROM THE INVESTMENT OPTIONS AND THAT YOUR CONTRACT VALUE MAY POTENTIALLY BE LESS THAN THE CONTRACT VALUE YOU WOULD HAVE WITHOUT THE LIVING GUARANTEES.

The automatic periodic transfers in and out of the FPAs to support the Living Guarantees (GAV Transfers) may affect the flexible rebalancing program (if elected), or any asset allocation strategy you have established. In addition, to the extent that your investment in the Contract is part of a larger portfolio strategy, and you are relying on the Contract for participation in the equity markets, any GAV Transfers from an equity Investment Option into a FPA may affect this strategy. You should review the effect that a purchase of a Contract with Living Guarantees may have on your investment strategies and whether this Contract is appropriate for your situation.

The Contract may be used as part of an asset allocation program offered by brokerage firms or their associated investment advisory firms. There may be fees and charges assessed by these firms for these programs. These fees and charges would be in addition to the charges and other deductions we describe elsewhere in this prospectus. Any withdrawals made to pay these fees and charges are considered withdrawals under this Contract. Your registered representative will be able to describe the fees assessed in connection with any such program. We do not sponsor these programs, or profit from these programs, or set the fees for the programs, or assume any responsibility for the programs. For more information see section 4, Investment Options - Financial Advisers - Asset Allocation Programs.

We currently do not permit Contract Owners to borrow money from us using the Contract as security for the loan.

ANNUITY PAYMENTS: The Income Date is the date the Payee begins receiving Annuity Payments. Subject to certain restrictions, you can elect to have us make Annuity Payments as a variable payout, a fixed payout, or a combination of both under a variety of Annuity Options. If you choose to have us make any part of the Annuity Payments as a variable payout, the dollar amount of the payments will go up or down based on the performance of the Investment Options. For more information see section 2, Annuity Payments (The Payout Phase).

PURCHASE: You can buy the Contract with $25,000 or more if all Owners and the Annuitant are age 80 or younger on the Issue Date. You can make additional Purchase Payments of any amount ($100 minimum if you select our automatic investment plan) any time during the Accumulation Phase. The maximum cumulative Purchase Payments we will accept without prior approval is $1 million (including amounts already invested in other Allianz Life of New York variable annuities). Your registered representative can help you complete the appropriate forms. For more information see section 3, Purchase.

INVESTMENT CHOICES: You can allocate Purchase Payments to the variable Investment Options available under the Contract subject to certain restrictions. The principal value and investment returns on the variable Investment Options fluctuate and are not guaranteed and you can lose money. You can make transfers between Investment Options as permitted. See section 4, Investment Options - Transfers.

OUR GENERAL ACCOUNT: Currently there are no Investment Choices available to you under our general account. If your Contract includes the Living Guarantees we will make GAV Transfers to and from the Fixed Period Accounts (FPAs) to support these guarantees. You cannot allocate Purchase Payments to the FPAs, request transfers of Contract Value to or from the FPAs, or request partial withdrawals directly from the FPAs.

The FPAs are part of our general account. The general account consists of all of our assets other than those in our variable separate accounts. We have complete ownership and control of all these assets. Only one FPA is available for GAV Transfers each Contract Year. In the first Contract Year, a FPA with a ten-year Account Period is available. Similarly, a FPA with a nine-year Account Period is available in the second Contract Year, an eight-year Account Period is available in the third year, and so on. After the tenth Contract Year, five-year rolling periods are available: in the 11th Contract Year, a five-year Account Period is available; in the 12th year, a four-year Account Period becomes available, and so on until the 16th Contract Year when a new five-year Account Period is again available.

The FPAs are credited with interest rates that vary based on the Account Period (which ranges from one to ten years), and when an allocation was made to the FPA. Generally, the interest rate is higher when the Account Period is longer, but it will never be less than the guaranteed rate stated in your Contract, which is currently 1-3% depending on your state. The interest rate on a FPA is periodically reset. If you include the Living Guarantees in your Contract, we will make GAV Transfers to and from the FPAs to support these guarantees. For more information on the FPAs see section 5, Our General Account. For more information on the interaction between the FPAs and the GAV Benefit, also see section 6, Guaranteed Account Value (GAV) Benefit.

EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. For more information please see the Fee Tables and section 7, Expenses.

Each year, we deduct a $30 contract maintenance charge from your Contract during the Accumulation Phase of your Contract. We waive this charge if the Contract Value is at least $75,000 at the time we are to deduct the charge. We do not assess this charge during the Payout Phase or against amounts paid out as a death benefit.

We deduct a mortality and expense risk (M&E) charge from the assets in the Separate Account. We calculate the M&E charge as a percentage of the average daily assets invested in a subaccount on an annual basis. The M&E charges vary during the Accumulation Phase depending upon the death benefit that applies (currently, the M&E charge is 1.40% for the Traditional GMDB and 1.60% for the Enhanced GMDB). During the Payout Phase, if you elect variable Annuity Payments, the M&E charge is 1.40%, regardless of the benefit options that apply. This charge is equal to the lowest charge because we do not pay a death benefit separate from the benefits provided by the Annuity Option if the Annuitant dies during the Payout Phase.

If you take money out of the Contract during the Accumulation Phase, we may assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge starts at 8% in the first year after we received a payment and declines to 0% after we have had a Purchase Payment for seven complete years.


Deductions for premium taxes are not generally applicable to your Contract since they are not currently assessed in the state of New York. However, we reserve the right to make a deduction from your Contract Value for these taxes if the State of New York enacts legislation requiring premium tax payments or if the Contract Owner lives in a state where premium tax is applicable. Premium taxes typically range from 0% to 3.5% of the Purchase Payment depending on the state or governmental entity.


Each Investment Option deducts management fees and expenses from the amounts you have in the Investment Options. Some Investment Options also deduct Rule 12b-1 fees from Investment Option assets. For 2005, these expenses and fees, including Rule 12b-1 fees, ranged, on an annual basis, from 0.52% to 1.70% of an Investment Option's average daily net assets before expense reimbursements and fee waivers. The AZL FusionPortfolios, which are structured as a "fund of funds," have fees at each fund level. Initially, the AZL FusionPortfolios assess advisory fees and other expenses. In addition, the funds underlying the AZL FusionPortfolios deduct management fees and expenses and may also pay 12b-1 fees to the distributor of the Contract for distribution and/or administrative services. However, they do not pay 12b-1 fees to the AZL FusionPortfolios, and the AZL FusionPortfolios do not assess 12b-1 fees. For more information regarding the fees and charges of the AZL FusionPortfolios, please see the table of annual operating expenses for each Investment Option that appears in Appendix A of this prospectus.

You can make 12 free transfers each Contract Year. After that, we deduct a $25 transfer fee for each additional transfer. We reserve the right to restrict the number of transfers to 12 transfers per Contract Year. Currently we deduct this fee only during the Accumulation Phase, but we reserve the right to deduct it during the Payout Phase.

We will pay sales commissions to broker/dealers who sell the Contracts. For a discussion of these arrangements, see section 12, Other Information - Distribution.

TAXES: Your earnings are generally not taxed until you take them out. For tax purposes, if you make a withdrawal during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty. During the Payout Phase, if you apply all of your Contract Value to Annuity Payments under a Non-Qualified Contract, a portion of each Annuity Payment may be treated as a partial return of the Purchase Payment(s) and will not be taxed. The remaining portion of the Annuity Payments will be treated as ordinary income. Annuity Payments from Qualified Contracts may be treated as fully taxable income. Death benefits are taxable to the Beneficiary and may be subject to estate taxes. Other tax rules and limitations may apply to Qualified Contracts. For more information see section 8, Taxes.

ACCESS TO YOUR MONEY: You can take money out of your Contract during the Accumulation Phase. Withdrawals during the Accumulation Phase may be subject to a withdrawal charge (see section 7, Expenses). You may also have to pay income tax and a tax penalty on any money you take out (see section 8, Taxes for more information on the tax implications of withdrawals). The IRS may apply limits on withdrawals under certain Qualified Contracts. For more information see section 9, Access to Your Money.

DEATH BENEFIT: If you die during the Accumulation Phase, the person you have chosen as a Beneficiary will receive a death benefit. The amount of the death benefit depends on the death benefit that applies. For more information see section 11, Death Benefit.

FREE LOOK/RIGHT TO EXAMINE: If you change your mind about owning the Contract, you can cancel it within ten days after receiving it. However, this time frame may be extended depending on the source of the funds and/or qualification type of your Contract. We will pay you the Contract Value on the day we receive your request to cancel the Contract at our Service Center. This may be more or less than your original Purchase Payment. If you purchased this Contract as an IRA, you can cancel it within seven days after receiving it and we will refund the Purchase Payment. The free look provision under the Contract is also called the right to examine. For more information see section 3, Purchase - Free Look/Right to Examine.

PRIVACY POLICY: WE PLACE A HIGH PRIORITY ON MAINTAINING YOUR TRUST AND CONFIDENCE. A NOTICE OF THE PRIVACY POLICY FOLLOWED BY ALLIANZ LIFE OF NEW YORK AND ITS AFFILIATED COMPANIES IS PROVIDED IN THIS PROSPECTUS TO ENHANCE YOUR UNDERSTANDING OF HOW WE PROTECT YOUR PRIVACY WHEN WE COLLECT AND USE INFORMATION ABOUT YOU, AND THE STEPS WE TAKE TO SAFEGUARD THAT INFORMATION. FOR MORE INFORMATION SEE SECTION 15, PRIVACY NOTICE.

INQUIRIES: If you have any questions about your Contract or need more information, please contact our Service Center at the phone number or address listed at the back of this prospectus.

1. THE VARIABLE ANNUITY CONTRACT
--------------------------------------------------------------------------------
An annuity is a contract between you, the Contract Owner and an insurance company (in this case Allianz Life of New York), where the insurance company promises to pay the Payee (you or someone you choose) an income, in the form of Annuity Payments. The Annuity Payments must begin on a designated date (the Income Date) that is at least 13 months after your Issue Date. Your Contract is in the Accumulation Phase until Annuity Payments begin, at which point your Contract switches to the Payout Phase.

The Contract benefits from tax deferral. Tax deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. For Qualified Contracts, the tax deferral is provided through compliance with specialized tax-qualification rules, and you do not receive any additional tax benefit by purchasing the Contract, although it may offer other features that meet your needs.

Your Investment Choices include the variable Investment Options. The Fixed Period Accounts (FPAs) are not currently available to you as an Investment Choice. You cannot invest in more than 15 Investment Options at any one time. Depending upon market conditions, you can gain or lose value in the Contract based on the investment performance of the variable Investment Options. The variable Investment Options are designed to offer a better return than any available general account Investment Choice, however, this is not guaranteed.

The amount of Contract Value you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Investment Option(s) you select. The amount of any variable Annuity Payments we make during the Payout Phase also depends in large part upon the investment performance of any Investment Options you select for the Payout Phase.

If your Contract includes the Living Guarantees, we will make Guaranteed Account Value (GAV) Transfers to and from the FPAs to support these guarantees. The FPAs are not currently available to you as an Investment Choice under this Contract. The FPAs have Account Periods ranging from one to ten years. Only one FPA is available for GAV Transfers in each Contract Year. The FPAs are part of our general account. If you have money invested in our general account, the amount of money you are able to accumulate in your Contract during the Accumulation Phase will depend in part upon the total interest credited to your Contract. Amounts allocated to this account earn interest that we declare periodically.

We will not make any changes to your Contract without your permission except as may be required by law.

OWNERSHIP

CONTRACT OWNER. You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is designated at Contract issue. You can change Contract Owners at any time subject to our approval. However, there may be IRS or other restrictions on changing the ownership of a Qualified Contract. Upon our approval, any change will become effective as of the date you sign the request. Changing ownership may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER. A Non-Qualified Contract can be owned by Joint Owners. Upon the death of either Joint Owner, the surviving Joint Owner will become the primary Beneficiary. We will then treat any other Beneficiary designation on record at the time of death as a contingent Beneficiary. You can change Joint Owners under the same conditions as described for a Contract Owner.

ANNUITANT. The Annuitant is the individual on whose life we base Annuity Payments. You name an Annuitant (and any joint Annuitant) subject to our approval. Subject to our approval, you may change the Annuitant(s) at any time before the Income Date unless the Contract is owned by a non-individual (for example, a qualified plan or trust). You cannot change the Annuitant if the Contract is owned by a non-individual. For Qualified Contracts, the Annuitant must be the Contract Owner unless the Contract is owned by a qualified plan or is part of a custodial arrangement. If you take a partial annuitization, the Annuitant must be the Contract Owner. We do not allow you to appoint joint Annuitants for partial annuitizations.

PAYEE. The Payee is the person or entity you designate to receive Annuity Payments during the Payout Phase and the Contract Owner will receive tax reporting on those payments. You name the Payee subject to our approval. An Owner or Annuitant can be the Payee but it is not required under the Contract. If you do not designate a Payee by the Income Date, we will make Annuity Payments to the Contract Owner. The Contract Owner can change the Payee at any time.

BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any death benefit. You name the Beneficiary at Contract issue. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If you do not name a Beneficiary, any death benefit will be paid to your estate.

ASSIGNMENT OF A CONTRACT: An authorized request specifying the terms of an assignment of a Contract must be provided to the Service Center and approved by us. We will not be liable for any payment made or action taken before we receive the assignment. An assignment may be a taxable event. We will not be responsible for the validity or tax consequences of any assignment. After the death benefit has become payable, an assignment can only be made with our consent. If the Contract is assigned, your rights may only be exercised with the consent of the assignee of record. Qualified Contracts generally cannot be assigned.

2. ANNUITY PAYMENTS (THE PAYOUT PHASE)
--------------------------------------------------------------------------------
INCOME DATE

You can annuitize your Contract and the Payee will receive regular periodic income payments (Annuity Payments) under your Contract. Your Income Date is the date Annuity Payments will begin.

Your Income Date is specified in your Contract as the latest date allowed for your Contract, which is the first day of the calendar month following the Annuitant's 90th birthday. You can make an authorized request for a different Income Date after the Issue Date, however, any such request is subject to our approval. Your Income Date must be the first day of a calendar month and must be at least 13 months after the Issue Date. The Income Date will never be later than what is permitted under applicable law. After the Income Date, the Living Guarantees will no longer be available.

ANNUITY PAYMENTS

You can elect to have us make Annuity Payments as:

o    variable payout,
o    fixed payout, or
o    combination of both.

Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments) except as provided under Annuity Option 3. If you choose a variable payout, you can select up to 15 of the available Investment Options. If you do not tell us otherwise, we will base Annuity Payments on the investment allocations that were in place on the Income Date. We will not allow you to apply amounts of less than $2,000 to an Annuity Option. If your Contract Value, less any deduction we make for premium tax, is less than $2,000 on the Income Date, we will refund that amount to you. We may change the frequency of Annuity Payments if the amount of the payment is less than $20. Guaranteed fixed Annuity Payments are based on an interest rate and mortality table specified in your Contract. The payout rates for fixed Annuity Payments provided by your Contract are guaranteed and in no event will we use lower fixed payout rates to calculate your fixed Annuity Payments. However, we may use higher fixed payout rates to calculate fixed Annuity Payments than the guaranteed rates provided by your Contract depending on how long your Contract was in force before the Income Date. As a result, it is possible that a Contract that was in force for ten years before the Income Date may receive higher fixed payout rates (and, therefore, higher fixed Annuity Payments) than a Contract that was in force for only five years before the Income Date.

If you choose to have any portion of the Annuity Payments based on the investment performance of the Investment Option(s), the dollar amount of the payments will depend upon the following factors:

o the Contract Value less any deduction we make for premium tax on the Income Date,
o    the age of the Annuitant and any joint Annuitant on the Income Date,
o    the Annuity Option you select,
o the assumed investment rate (AIR) and the mortality table specified in the Contract, and
o    the future performance of the Investment Option(s) you selected.

Your AIR is 5% as shown in your Contract. We may agree with you to use a different AIR, however, your AIR may not exceed 5%. Using a higher AIR results in a higher initial Annuity Payment but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines. If the actual performance of your Investment Options exceeds the AIR, the variable Annuity Payments will increase. Similarly, if the actual performance is less than the AIR, the variable Annuity Payments will decrease.

The Payee will receive the Annuity Payments. You will receive tax reporting on those payments. We may require proof of the Annuitant's age before making any life contingent Annuity Payment. If the age or sex of the Annuitant are misstated, the amount payable will be the amount that would have been provided at the true age or sex.

PARTIAL ANNUITIZATION

We currently allow you to apply a portion of your Contract Value (and not the entire Contract Value) to Annuity Payments according to the applicable annuitization rules. This is referred to as a partial annuitization. A partial annuitization will decrease the amounts available for withdrawal, payment of death benefits and any additional Annuity Payments.

Amounts you apply to a partial annuitization and Annuity Payments we make under a partial annuitization are not subject to the withdrawal charge. However, Annuity Payments we make under a partial annuitization will be treated as a partial withdrawal for tax purposes. This means that any gains in the entire Contract will be considered to be distributed before Purchase Payments. For Non-Qualified Contracts, gains are generally subject to ordinary income tax and Purchase Payments are not. For Qualified Contracts, the entire Annuity Payment we make under a partial annuitization will most likely be subject to ordinary income taxes. In addition, if you are younger than age 59 1/2, Annuity Payments under a partial annuitization may also be subject to a 10% penalty tax. Partial annuitizations may also affect the tax treatment of any future Annuity Payments. You should consult a tax adviser before requesting a partial annuitization. We may make deductions for premium taxes from partially annuitized amounts. We do not currently restrict the number of partial annuitizations for a Contract, but we reserve the right to do so.

ANNUITY OPTIONS

You can choose one of the income plans (Annuity Options) described below or any other payment option to which we agree. Prior to the Income Date, you can select and/or change the Annuity Option with at least 30 days written notice to us. After Annuity Payments begin, you cannot change the Annuity Option. If you do not choose an Annuity Option prior to the Income Date, we will make Annuity Payments to the Payee as a variable payout under Annuity Option 2 with ten years of guaranteed monthly payments.

Annuity Payments will usually be lower if you select an Annuity Option that requires us to make more frequent Annuity Payments or to make payments over a longer period of time. For example, the guaranteed initial monthly fixed payout rates under Annuity Option 4 with a guarantee period of 20 years or more are the lowest fixed rates we offer and the guaranteed initial monthly fixed payout rates under Annuity Option 1 are the highest fixed rates we offer. Annuity Payments will also be lower if you have us make Annuity Payments at an early age (for example, when the Annuitant is age 50) as opposed to waiting until the Annuitant is older (for example, when the Annuitant is age 70).

OPTION 1. LIFE ANNUITY. We will make monthly Annuity Payments during the life of the Annuitant, ceasing with the last Annuity Payment due prior to the Annuitant's death.

OPTION 2. LIFE ANNUITY WITH MONTHLY PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. Under this option, we will make monthly Annuity Payments during the life of the Annuitant. Under a full annuitization, if the Annuitant dies before the end of the selected guaranteed period, we will continue to make Annuity Payments to the Payee for the rest of the guaranteed period. Alternatively, the Contract Owner may elect to receive a lump sum payment. Under a partial annuitization, if the Annuitant dies before the end of the selected guarantee period, we will make a lump sum payment to the Contract Owner (or their Beneficiary if the Annuitant was the Contract Owner). The lump sum payment is equal to the present value of the remaining guaranteed monthly Annuity Payments, as of the date we receive proof of the Annuitant's death and a payment election form at our Service Center, using the assumed investment return as the interest rate for the present value calculation. This lump sum payment is not available under a fixed payout and fixed payouts are not permitted under this option for partial annuitizations. For partial anuitizations, this Annuity Option is only available for variable payouts. Proof of the Annuitant's death and return of the Contract are required prior to the payment of any lump sum. There are no additional costs associated with a lump sum payment.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. This Annuity Option is not available to you under a partial annuitization. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee will continue during the lifetime of the surviving joint Annuitant at a level of 100%, 75% or 50% of the previous amount, as selected by the Contract Owner. Monthly Annuity Payments cease with the final Annuity Payment due prior to the last surviving joint Annuitant's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH MONTHLY PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. This Annuity Option is not available to you under a partial annuitization. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments will continue to the Payee during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if the last Annuitant dies before the end of the selected guarantee period, we will continue to make Annuity Payments to the Payee for the rest of the guarantee period. Alternatively, the Contract Owner may elect to receive a lump sum payment equal to the present value of the remaining guaranteed monthly Annuity Payments, as of the date we receive proof of the last surviving Annuitant's death at our Service Center using the assumed investment return as the interest rate for the present value calculation. This lump sum payment is not available under a fixed payout. Proof of death of both joint Annuitants and return of the Contract are required prior to the payment of any lump sum. There are no additional costs associated with a lump sum payment.

OPTION 5. REFUND LIFE ANNUITY. We will make monthly Annuity Payments during the lifetime of the Annuitant, ceasing with the last Annuity Payment due prior to the Annuitant's death. After the Annuitant's death, the Payee may receive a refund. For a fixed payout, the amount of the refund will equal the amount applied to this Annuity Option minus the total of all Annuity Payments made under this option.

For a variable payout, the amount of the refund will depend on the current Investment Option allocation and will be the sum of refund amounts attributable to each Investment Option. We calculate the refund amount for a given Investment Option using the following formula:

(1) x {[(2) x (3) x (4)/(5)] - [(4) x (6)]}

where:

     (1) = Annuity Unit value of the subaccount for that given Investment Option when due proof of the Annuitant's death is received at the Service Center.
     (2)  = The amount applied to variable Annuity Payments on the Income Date.
     (3) = Allocation percentage in a given subaccount (in decimal form) when due proof of the Annuitant's death is received at the Service Center.
     (4) = The number of Annuity Units used in determining each Annuity Payment attributable to that given subaccount when due proof of the Annuitant's death is received at the Service Center.
     (5)  = Dollar value of first Annuity Payment.
     (6)  = Number of Annuity Payments made since the Income Date.

We will base this calculation upon the allocation of Annuity Units actually in-force at the time due proof of the Annuitant's death is received at the Service Center. We will not pay a refund if the total refund determined using the above calculation is less than or equal to zero.

3. PURCHASE
--------------------------------------------------------------------------------
PURCHASE PAYMENTS

A Purchase Payment is the money you put into the Contract. The Purchase Payment requirements are:

o    The minimum initial payment we will accept is $25,000.

o You can make additional Purchase Payments of any amount ($100 minimum if you have selected the automatic investment plan).

o The maximum cumulative amount we will accept without our prior approval is $1 million (including amounts already invested in other Allianz Life of New York variable annuities).

o If we make this Contract available as an Inherited IRA, the death benefit proceeds of the previous tax-qualified investment must be directly transferred into this Contract. A beneficiary can apply the death benefit proceeds from multiple tax-qualified investments that were owned by the same owner to the purchase of an Inherited IRA Contract. We will not accept any other forms of Purchase Payment on an Inherited IRA Contract. The death benefit proceeds cannot be received by the beneficiary and then applied to an Inherited IRA Contract.

We may, at our sole discretion, waive the minimum Purchase Payment requirements. We reserve the right to decline any Purchase Payment in order to comply with state and/or federal law. To purchase this Contract, all Owners and the Annuitant must be age 80 or younger on the Issue Date.

This Contract is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

When available, the Contract may be used in connection with certain tax qualified retirement plans. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. Accordingly, if you are purchasing a Qualified Contract, you should consider purchasing this Contract for its Living Guarantees, death benefit, annuity benefits and other non-tax deferral related benefits. Please consult a tax adviser for information specific to your circumstances to determine whether a Qualified Contract is an appropriate investment for you.

AUTOMATIC INVESTMENT PLAN (AIP)

The AIP is a program that allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings, checking or brokerage account. You may participate in this program by completing the appropriate form. The Service Center must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month or the next Business Day if the 20th is not a Business Day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions. The AIP is not available if the Qualified Contract is funding a plan that is tax qualified under Sections 401 or 403(b) of the Internal Revenue Code.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract, we will allocate your Purchase Payment to the Investment Options as you have selected. We ask that you allocate your money in either whole percentages or round dollars. Transfers do not change the allocation instructions for Purchase Payments. You can instruct us how to allocate additional amounts. If you do not instruct us, we will allocate them in the same way as your most recent Purchase Payment instructions to us. You may change the allocation of future Purchase Payments without fee, penalty or other charge upon written notice or telephone instructions to the Service Center. A change will be effective for Purchase Payments received on or after we receive your notice or instructions. We do not currently accept future allocation instructions from you via email, website, or other electronic communications. This service may be available to you in the future.

We reserve the right to limit the number of Investment Options that you can invest in at one time. You can select up to 15 Investment Options at any one time. We may change this in the future.

Once we receive your initial Purchase Payment and the necessary information, we will issue your Contract and allocate your initial Purchase Payment within two Business Days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within five Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to your Contract within one Business Day. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

TAX-FREE SECTION 1035 EXCHANGES

Subject to certain restrictions, you can exchange all or a portion of one annuity contract for another, or a life insurance policy for an annuity contract, in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:

o    you might have to pay a withdrawal charge on your previous contract;
o    there will be a new withdrawal charge period for this Contract;
o    other charges under this Contract may be higher (or lower); and
o    the benefits may be different.

If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this one unless you determine that the exchange is in your best interest.

FAXED APPLICATIONS

We will accept Contract applications delivered in writing, as well as via fax. We will treat a manually signed faxed application as an application delivered in writing. Please note that fax communications may not always be available. Any fax system, whether it is ours, yours or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should submit your application in writing to our Service Center. We do not currently accept applications delivered via email or website. This may be available in the future.

FREE LOOK/RIGHT TO EXAMINE

If you change your mind about owning the Contract, you can cancel it within ten days after receiving it. However, this time frame may be extended depending on the source of the funds and/or qualification type of your Contract. When you cancel the Contract within this time period, we will not assess a withdrawal charge. You will receive your Contract Value as of the day we receive your request. If you purchase this Contract as an IRA, you can cancel your Contract within seven days after receiving it and we will refund the Purchase Payment. In cases where we are required to refund the Purchase Payment, we reserve the right to allocate your initial Purchase Payment to the AZL Money Market Fund until the expiration of the free look period. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Investment Options as you have selected on your application. The free look provision under the Contract is also called the right to examine.

ACCUMULATION UNITS/COMPUTING THE CONTRACT VALUE

Your Contract Value in the subaccounts (Separate Account Value) will go up or down based upon the investment performance of the Investment Option(s) you choose. Your Contract Value will also depend on the charges of the Contract, and any interest you earn on the FPAs if you Contract includes the Living Guarantees. In order to keep track of your Separate Account Value, we use a measurement called an Accumulation Unit. If you select variable payouts during the Payout Phase of the Contract, we call this measurement an Annuity Unit.

When you make a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment allocated to an Investment Option at the daily price next determined after receipt of the Purchase Payment. The daily purchase price is normally determined as of 4:00 p.m. Eastern Time each Business Day, and any Purchase Payment received after 4:00 p.m. Eastern Time will receive the next Business Day's price. The Purchase Payments you allocate to the Investment Options are actually placed into subaccounts. Each subaccount invests exclusively in one Investment Option. We determine the number of Accumulation Units we credit your Contract with by dividing the amount of the Purchase Payment allocated to a subaccount by the value of the corresponding Accumulation Unit.

Every Business Day, we determine the value of an Accumulation Unit for each subaccount by multiplying the Accumulation Unit value for the previous Business Day by the net investment factor for the current Business Day. We determine the net investment factor by:

o dividing the net asset value of a subaccount at the end of the current Business Day by the net asset value of the subaccount for the previous Business Day; and
o multiplying this result by one minus the amount of the M&E charge for the current Business Day and any charges for taxes.

We calculate the value of each Accumulation Unit after regular trading on the New York Stock Exchange closes each Business Day. The value of an Accumulation Unit may go up or down from Business Day to Business Day. We calculate the Separate Account Value by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount and then adding those results together.

EXAMPLE:

On Wednesday we receive an additional Purchase Payment of $3,000 from you before 4:00 p.m. Eastern Time. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Investment Option you chose is $13.25. We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with 226.41509 subaccount Accumulation Units for the Investment Option you chose. If the $3,000 payment had been received after 4:00 p.m. Eastern Time, it would have received the next Business Day's price.

4. INVESTMENT OPTIONS
--------------------------------------------------------------------------------
The Contract offers the Investment Options listed in the following table. Each Investment Option has its own investment objective. In the future we may add, eliminate or substitute Investment Options. Depending on market conditions, you can gain or lose value by investing in the Investment Options.

YOU SHOULD READ THE INVESTMENT OPTIONS' PROSPECTUSES CAREFULLY. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Options' prospectuses. TO OBTAIN A CURRENT PROSPECTUS FOR ANY OF THE INVESTMENT OPTIONS CALL EITHER YOUR REGISTERED REPRESENTATIVE OR US (AT THE TOLL FREE PHONE NUMBER LISTED AT THE BACK OF THIS PROSPECTUS). We will send copies of the Investment Options' prospectuses to you when we issue the Contract.

Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares currently offered by this Contract are listed in the table of annual operating expenses for each Investment Option that appears in Appendix A. For more information about share classes, see the Investment Options' prospectuses.

The investment objectives and policies of certain Investment Options may be similar to the investment objectives and policies of other portfolios that the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such portfolios. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Options have the same investment advisers and objectives.


The AZL FusionPortfolios are offered by the Allianz Variable Insurance Products Fund of Funds Trust. Each of the AZL FusionPortfolios is a "fund of funds" and diversifies its assets by investing in the shares of several other affiliated mutual funds. Upon receipt of regulatory approval, each AZL FusionPortfolio may also be permitted to invest in unaffiliated underlying mutual funds and other types of investments.

The AZL FusionPortfolios are managed by USAllianz Advisers, LLC, which is responsible for the management of each of the AZL FusionPortfolios. This management includes making asset allocation decisions and investment decisions pursuant to which each of the AZL FusionPortfolios will invest in underlying investments. USAllianz Advisers, LLC has entered into an agreement with Morningstar(R) Associates, LLC (Morningstar) whereby Morningstar agrees to serve as a consultant to USAllianz Advisers, LLC providing statistical and other factual information for use in the creation and maintenance of the asset allocation models for the AZL FusionPortfolios.

The underlying funds may pay 12b-1 fees to the distributor of the Contract for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the AZL FusionPortfolios, and the AZL FusionPortfolios do not pay service fees or 12b-1 fees. The underlying funds of the AZL FusionPortfolios or their advisers may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.


We offer other variable annuity contracts that may invest in the same Investment Options. These contracts may have different charges and may offer different benefits more appropriate to your needs. For more information about these contracts, please contact our Service Center.

The following is a list of the Investment Options available under the Contract, the investment advisers and subadvisers for each Investment Option, the investment objectives for each Investment Option and the primary investments of each Investment Option.




---------------------------------------------- ------------------------------------ ---------------- -----------------------------

                                ASSET CATEGORIES
                                               ------------------------------------ ---------------- -----------------------------

Investment Management     Investment           SB S  CE   IT  HB  IE  L  L  L  S  M    Objective(s)       Primary Investments
Company                   Option               ho p  aq   ne  io  nq  a  a  a  m  i
                                               on e  su   tr  gn  tu  r  r  r  a  d
                                               rd c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                            ts i   v   r    s  rt  e  e  e  l  C
                                               -  a   a   mB  Y   ny              a
                                               T  l   l   eo  i   a   B  V  G  C  p
                                               e  t   e   dn  e   t   l  a  r  a
                                               r  y   n   id  l   i   e  l  o  p
                                               m      t   as  d   o   n  u  w
                                                          t       n   d  e  t
                                                          e       a         h
                                                                  l
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
AIM                    AZL AIM Basic                                     X            Long-term      At least 65% of total assets
                       Value Fund                                                     growth of      in equity securities of U.S.
                                                                                      capital        issuers that have market
Managed by Allianz                                                                                   capitalizations of greater
Life Advisers, LLC/                                                                                  than $500 million and that
A I M Capital                                                                                        the subadviser believes to
Management, Inc.                                                                                     be undervalued.

                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL AIM                                    X                   Long-term      At least 80% of its assets
                       International                                                  growth of      in a diversified portfolio
                       Equity Fund                                                    capital        of international equity
                                                                                                     securities whose issuers
                                                                                                     are considered by the
                                                                                                     fund's subadviser to
                                                                                                     have strong earnings
                                                                                                     momentum.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- ----------------------------
AZL Fusion             AZL Fusion                                                     Long-term      Allocation among the
                       Balanced Fund                                                  capital        underlying investments, to
Managed by Allianz                                                                    appreciation   achieve a range generally
Life Advisers, LLC                                                                    with           from 45% to 55% of assets in
                                                                                      preservation   equity funds with the
                                                                                      of capital     remaining balance invested
                                               X  X  X   X  X  X   X  X  X  X   X     as an          in fixed income funds.
                                                                                      important
                                                                                      consideration
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Fusion              X   X  X   X   X   X   X  X  X  X  X   Long-term      Allocation among the
                       Growth Fund                                                    capital        underlying investments, to
                                                                                      appreciation   achieve a range generally
                                                                                                     from 75% to 85% of assets
                                                                                                     in equity funds with the
                                                                                                     remaining balance invested
                                                                                                     infixed income funds.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Fusion              X  X   X   X   X   X   X  X  X  X  X   Long-term      Allocation among the
                       Moderate Fund                                                  capital        underlying investments, to
                                                                                      appreciation   achieve arange generally
                                                                                                     from 60% to 70% of assets
                                                                                                     in equity funds with the
                                                                                                     remaining balance invested
                                                                                                     in fixed income funds.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
ClearBridge            AZL LMP Large Cap                                    X         Long-term      At least 80% of its net assets
Managed by Allianz     Growth Fund                                                    growth of      in equity securities of
Life Advisers, LLC/                                                                   capital        companies with large market
ClearBridge Advisors,                                                                                capitalizations, similar to
LLC                                                                                                  companies in the Russell 1000
                                                                                                     Index. Also may invest in
                                                                                                     preferred stocks, warrents and
                                                                                                     convertible securities and up
                                                                                                     to 15% of its assets in
                                                                                                     securities of foreign issuers.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL LMP Small Cap                                       X      Long-term      At least 80% of its net assets
                       Growth Fund                                                    growth of      in equity securities of
                                                                                      capital        companies with small market
                                                                                                     capitalization values, at the
                                                                                                     time of purchase not exceeding
                                                                                                     the greater of $3 billion or
                                                                                                     the highest month-end market
                                                                                                     capitalization value of any
                                                                                                     stock in the Russell 2000 Index
                                                                                                     for the previous 12 months.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Columbia               AZL Columbia                X                                  Capital        At least 80% of its total net
Managed by Allianz     Technology Fund                                                Appreciation   assets in common stocks of U.S.
Life Advisers, LLC/                                                                                  and foreign technology
Columbia Management                                                                                  companies that may benefit
Advisors, LLC                                                                                        from technological improvements
                                                                                                     , advancements or developments.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Davis                  AZL Davis NY                                      X            Long-term      Invests the majority of
                       Venture Fund                                                   growth of      assets in equity securities
Managed by Allianz                                                                    capital        issued by large companies
Life Advisers, LLC/                                                                                  with market capitalizations
Davis Selected                                                                                       of at least $10 billion.
Advisers, L.P.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by Davis       Davis VA                    X                                  Long-term      At least 80% in common stock
Advisors               Financial                                                      growth of      of companies "principally
                       Portfolio                                                      capital        engaged" in financial
                                                                                                     services.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Dreyfus                AZL Dreyfus                                          X         Long-term      Primarily invests in common
Managed by Allianz     Founders                                                       growth of      stocks of large,
Life Advisers, LLC/    Equity Growth                                                  capital and    well-established and mature
Founders Asset         Fund                                                           income         companies. Normally invests
Management LLC                                                                                       at least 80% of its net
                                                                                                     assets in stocks that are
                                                                                                     included in a widely
                                                                                                     recognized index of stock
                                                                                                     market performance. May
                                                                                                     invest in non-dividend
                                                                                                     paying companies if they
                                                                                                     offer better prospects for
                                                                                                     capital appreciation. May
                                                                                                     invest up to 30% of its
                                                                                                     total assets in foreign
                                                                                                     securities.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by Allianz     AZL Dreyfus                                             X      Seeks          Normally invests at least
Life Advisers, LLC/    Premier Small                                                  long-term      80% of its net assets in
The Dreyfus            Cap Value Fund                                                 growth of      stocks of small U.S.
Corporation                                                                           capital        companies.

---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by The         Dreyfus IP                                              X      Match          Invests in a representative
Dreyfus Corporation    Small Cap                                                      performance    sample of stocks included in
                       Stock Index                                                    of the         the S&P Small Cap 600 Index,
                       Portfolio                                                      Standard &     and in futures whose
                                                                                      Poor's Small   performance is related to
                                                                                      Cap 600 Index  the index, rather than
                                                                                                     attempt to replicate the
                                                                                                     index.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Dreyfus Stock                                  X               Match total    Invests in all 500 stocks in
                       Index Fund,                                                    return of      the S&P 500 in proportion to
                       Inc.                                                           the S&P 500    their weighting in the index.
                                                                                      Composite
                                                                                      Stock Price
                                                                                      Index
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Franklin Templeton     AZL Franklin                                            X      Long-term      At least 80% of its net
                       Small Cap                                                      total return   assets in investments of
                       Value Fund                                                                    small capitalization
Managed by Allianz                                                                                   companies with market
Life Advisers, LLC/                                                                                  capitalizations similar to
Franklin Advisory                                                                                    those that comprise the
Services, LLC                                                                                        Russell 2500 index at the
                                                                                                     time of purchase.


---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by Franklin    Franklin                    X                                  Capital        At least 80% of net assets
Advisers, Inc.         Global                                                         appreciation   in investments of
                       Communications                                                 and current    communications companies
                       Securities Fund                                                income         anywhere in the world and
                                                                                                     normally invests primarily
                                                                                                     to predominantly in equity
                                                                                                     securities.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Franklin                                          X            Capital        Invests predominantly in a
                       Growth and                                                     appreciation,  broadly diversified
                       Income                                                         with current   portfolio of equity
                       Securities Fund                                                income as a    securities that the Fund's
                                                                                      secondary      manager considers to be
                                                                                      goal           financially strong but
                                                                                                     undervalued by the market.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Franklin High                           X                      High current   Invests primarily to
                       Income Securities                                              income with    predominantly in high yield,
                       Fund                                                           capital        lower quality debt
                                                                                      appreciation   securities.
                                                                                      as a
                                                                                      secondary
                                                                                      goal
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Franklin                    X                                  Maximize       Normally invests in debt and
                       Income                                                         income while   equity securities, including
                       Securities Fund                                                maintaining    corporate, foreign and U.S.
                                                                                      prospects      Treasury bonds and stocks
                                                                                      for capital    with dividend yields the
                                                                                      appreciation   manager believes are
                                                                                                     attractive.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Franklin Large                                 X               Capital        At least 80% of net assets
                       Cap Growth                                                     appreciation   in investments of large
                       Securities Fund                                                               capitalization companies,
                                                                                                     predominantly in equity
                                                                                                     securities. For this Fund,
                                                                                                     large cap companies are
                                                                                                     with market cap values
                                                                                                     within those of the top
                                                                                                     50% of companies in the
                                                                                                     Russell 1000 Index, at the
                                                                                                     time of purchase.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Managed by Franklin    Franklin U.S.            X                                     Income         At least 80% of its net
Advisers, Inc.         Government Fund                                                               assets in U.S. government
                                                                                                     securities, primarily fixed
                                                                                                     and variable rate
                                                                                                     mortgage-backed securities,
                                                                                                     a substantial portion of
                                                                                                     which are Ginnie Maes.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Franklin Zero                       X                          As high an     At least 80% of net assets
                       Coupon Fund                                                    investment     in zero coupon debt
                       2010                                                           return as is   securities and normally
                                                                                      consistent     invests primarily to
                                                                                      with capital   predominantly in U.S.
                                                                                      preservation   Treasury issue stripped
                                                                                                     securities and stripped
                                                                                                     securities issued by the
                                                                                                     U.S. government or its
                                                                                                     agencies and authorities.
                                                                                                     The fund will mature in
                                                                                                     December of 2010 and will then
                                                                                                     no longer be available as an
                                                                                                     Investment Option under the
                                                                                                     Contract. For additional
                                                                                                     information regarding the
                                                                                                     maturity of the fund, please
                                                                                                     see the Franklin Zero Coupon
                                                                                                     Fund prospectus.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by Franklin    Mutual                                      X                  Capital        Invests mainly in U.S. and
Mutual Advisers, LLC   Discovery                                                      appreciation   foreign equity securities,
                       Securities Fund                                                               and substantially in
                                                                                                     undervalued stocks and  to
                                                                                                     a lesser extent in risk
                                                                                                     arbitrage securities and
                                                                                                     distressed companies.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
                       Mutual Shares                                     X            Capital        Invests mainly in equity
                       Securities Fund                                                appreciation,  securities, and
                                                                                      with income    substantially in undervalued
                                                                                      as a           stocks and to a lesser
                                                                                      secondary      extent in risk arbitrage
                                                                                      goal           securities and distressed
                                                                                                     companies.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Managed by Templeton   Templeton                                   X                  Long-term      At least 80% of net assets
Investment Counsel,    Foreign                                                        capital        in investments of issuers
LLC                    Securities                                                     growth         located outside the U.S.,
                       Fund                                                                          including those in emerging
                                                                                                     markets,  and  normally
                                                                                                     invests predominantly in
                                                                                                     equity securities.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Managed by Templeton   Templeton                                   X                  Long-term      Invests primarily in equity
Global Advisors        Growth                                                         capital        securities of companies
Limited                Securities Fund                                                growth         located anywhere in the
                                                                                                     world, including those in
                                                                                                     the U.S. and in emerging
                                                                                                     markets.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Jennison               AZL Jennison                                   X               Long-term      At least 80% of its total
                       20/20 Focus                                                    growth of      assets in up to 40
                       Fund                                                           capital        equity-related securities of
                                                                                                     U.S. companies that the
Managed by Allianz                                                                                   subadviser believes have
Life Advisers,                                                                                       strong capital appreciation
LLC/Jennison                                                                                         potential.
Associates LLC
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
                       AZL Jennison                                      X            Long-term      At least 65% of its total
                       Growth Fund                                                    growth of      assets in equity-related
                                                                                                     capital securities of companies
                                                                                                     that exceed $1 billion in
                                                                                                     market capitalization at the
                                                                                                     time of investment and that
                                                                                                     the subadviser believes have
                                                                                                     above-average growth prospects.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Legg Mason             AZL Legg Mason                                       X         Maximum        Invests primarily in common
                       Growth Fund                                                    long-term      stocks or securities
                                                                                      capital        convertible into or
Managed by Allianz                                                                    appreciation   exchangeable for common
Life Advisers,                                                                        with minimum   stock. May invest up to 25%
LLC/Legg Mason                                                                        long-term      of total assets in foreign
Capital Management,                                                                   risk to        securities.
Inc.                                                                                  principal
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Legg Mason                                 X               Long-term      Invests primarily in equity
                       Value Fund                                                     growth of      securities that, in the
                                                                                      capital        subadviser's opinion, offer
                                                                                                     the potential for capital
                                                                                                     growth.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Neuberger Berman       AZL Neuberger                                              X   Long-term      Invests mainly in common
                       Berman Regency                                                 growth of      stocks of mid-cap companies,
Managed by Allianz     Fund                                                           capital        with a total market
Life Advisers,                                                                                       capitalization within the
LLC/Neuberger Berman                                                                                 range of the Russell Midcap
Management Inc.                                                                                      Index.

---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Oppenheimer Capital    AZL OCC                                                 X      Capital       At least 65% of total assets
Managed by Allianz     Opportunity                                                    appreciation  in common stocks of "growth"
Life Advisers,         Fund                                                                         companies with market
LLC/Oppenheimer                                                                                     capitalizations of less than $2
Capital LLC                                                                                         billion at the time of
                                                                                                    investment.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL OCC                                                    X   Long-term      At least 65% of total assets
                       Renaissance                                                    growth of      in common stocks of
                       Fund                                                           capital and    companies with below-average
                                                                                      income         valuations whose business
                                                                                                     fundamentals are expected to
                                                                                                     improve.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL OCC Value                                     X            Long-term      At least 65% of its total
                       Fund                                                           growth of      assets in common stocks of
                                                                                      capital and    companies with market
                                                                                      income         capitalizations of more than
                                                                                                     $5 billion at the time of
                                                                                                     investment.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by             OpCap Mid Cap                                              X   Long-term      Invests at least 80% of its
Oppenheimer Capital    Portfolio                                                      capital        net assets in equity
LLC                                                                                   appreciation   securities of companies with
                                                                                                     market capitalizations
                                                                                                     between $500 million and $8
                                                                                                     billion at the time of
                                                                                                     purchase that the adviser
                                                                                                     believes are undervalued.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Oppenheimer Funds      AZL                         X                                  Aggressive     Invests at least 80% of its
Managed by Allianz     Oppenheimer                                                    capital        net assets in equity
Life Advisers, LLC/    Developing                                                     appreciation   securities of issuers
OppenheimerFunds,      Markets Fund                                                                  throughout the world whose
Inc.                                                                                                 principal activities are in
                                                                                                     at least three developing
                                                                                                     markets.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL                                        X                   Capital        Invests mainly in common
                       Oppenheimer                                                    appreciation   stocks of companies in the
                       Global Fund                                                                   U.S. and foreign countries,
                                                                                                     including countries with
                                                                                                     developed or emerging
                                                                                                     markets.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL                                        X                   Long-term      Common stocks of growth
                       Oppenheimer                                                    capital        companies that are domiciled
                       International                                                  appreciation   outside the U.S. or have
                       Growth Fund                                                                   their primary operations
                                                                                                     outside the U.S.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL                                            X               High total     Common stocks of U.S.
                       Oppenheimer                                                    return         companies of different
                       Main Street                                                                   capitalization ranges,
                       Fund                                                                          currently focusing on
                                                                                                     large-capitalization
                                                                                                     issuers.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
PIMCO                  AZL PIMCO                   X                                  Exceed the     Invests substantially in
                       Fundamental                                                    total return   Research Affiliates
                       IndexPLUS                                                      of the S&P     Fundamental 1000 Index
                       Total Return                                                   500            derivateves, backed by a
                       Fund                                                                          portfolio of short and
Managed by by                                                                                        intermediate term fixed
Allianz Life                                                                                         income instruments.
Advisers,
LLC/Pacific
Investment
Management Company
LLC
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by Pacific     PIMCO VIT All               X                                  Maximum real   Invests in institutional
Investment             Asset Portfolio                                                return         class shares of the PIMCO
Management Company                                                                    consistent     Funds and does not invest
LLC                                                                                   with           directly in stocks or bonds
                                                                                      preservation   of other issuers.
                                                                                      of real
                                                                                      capital and
                                                                                      prudent
                                                                                      investment
                                                                                      management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT                   X                                  Maximum real   Invests in commodity-linked
                       CommodityReal                                                  return         derivative instruments
                       Return                                                         consistent     backed by a portfolio of
                       Strategy                                                       with prudent   inflation-indexed securities
                       Portfolio                                                      investment     and other fixed income
                                                                                      management     instruments.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT                          X                           Maximum        At least 80% of its assets
                       Emerging                                                       total          in fixed income instruments
                       Markets Bond                                                   return,        of issuers that economically
                       Portfolio                                                      consistent     are tied to countries with
                                                                                      with           emerging securities markets.
                                                                                      preservation
                                                                                      of capital
                                                                                      and prudent
                                                                                      investment
                                                                                      management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT                          X                           Maximum        At least 80% of its assets
                       Global Bond                                                    total          in fixed income instruments
                       Portfolio                                                      return,        in at least 3 countries (one
                       (Unhedged)                                                     consistent     of which may be the U.S.),
                                                                                      with           which may be represented by
                                                                                      preservation   futures contracts. Invests
                                                                                      of capital     primarily in securities of
                                                                                      and prudent    issuers located in
                                                                                      investment     economically developed
                                                                                      management     countries.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT High                         X                       Maximum        At least 80% of assets in
                       Yield Portfolio                                                total          high-yield securities ("junk
                                                                                      return,        bonds") rated below
                                                                                      consistent     investment grade, but at
                                                                                      with           least Caa by Moody's or CCC
                                                                                      preservation   by S&P. May invest up to 20%
                                                                                      of capital     of total asets in securities
                                                                                      and prudent    denominated in foreign
                                                                                      investment     currencies.
                                                                                      management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT Real                     X                           Maximum real   At least 80% of its net
                       Return                                                         return,        assets in inflation-indexed
                       Portfolio                                                      consistent     bonds of varying maturities
                                                                                      with           issued by the U.S. and
                                                                                      preservation   non-U.S. governments, their
                                                                                      of real        agencies or
                                                                                      capital and    government-sponsored
                                                                                      prudent        enterprises, and
                                                                                      investment     corporations.
                                                                                      management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT                          X                           Maximum        At least 65% of total assets
                       Total Return                                                   total          in a diversified portfolio
                       Portfolio                                                      return,        of fixed income instruments
                                                                                      consistent     of varying maturities.
                                                                                      with
                                                                                      preservation
                                                                                      of capital
                                                                                      and prudent
                                                                                      investment
                                                                                      management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Prudential             AZL Money                      X                               Current        At least 80% of total assets
                       Market Fund                                                    income         in portfolio of high
                                                                                      consistent     quality, money market
                                                                                      with           investments. During extended
                                                                                      stability of   periods of low interest
                                                                                      principal      rates, and due in part to
Managed by Allianz                                                                                   Contract fees and expenses,
Life Advisers, LLC/                                                                                  the yield of the AZL Money
Prudential                                                                                           Market Fund may also become
Investment                                                                                           extremely low and possibly
Management, Inc.                                                                                     negative.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Van Kampen             AZL Van Kampen                                             X   Capital        At least 65% of total assets
                       Aggressive                                                     growth         in common stocks and other
                       Growth Fund                                                                   equity securities the
Managed by Allianz                                                                                   adviser believes have an
Life Advisers,                                                                                       above-average potential for
LLC/Van Kampen Asset                                                                                 capital growth.
Management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen                                    X            Capital        Invests at least 80% of net
                       Comstock Fund                                                  growth and     assets in common stocks with
                                                                                      income         the potential for capital
                                                                                                     growth and income. May
                                                                                                     invest  up to 25% of total
                                                                                                     assets in foreign
                                                                                                     securities.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen              X                                  Highest        Invests at least 65% of its
                       Equity and                                                     possible       total assets in
                       Income Fund                                                    income         income-producing equity
                                                                                      consistent     securities. May invest  up
                                                                                      with safety    to 25% ot total assets in
                                                                                      of principal   foreign securities.
                                                                                      with
                                                                                      long-term
                                                                                      growth of
                                                                                      capital as
                                                                                      an important
                                                                                      secondary
                                                                                      objective
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- ----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen                         X                       Long term      Invests primarily in a
                       Global                                                         capital        portfolio of publicly traded
                       Franchise Fund                                                 appreciation   equity securities of issuers
                                                                                                     located throughout the world
                                                                                                     that it believes have, among
                                                                                                     other things, resilient
                                                                                                     business franchises and growth
                                                                                                     potential.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen              X                                  Income and     Invests primarily in equity
                       Global Real                                                    capital        securities of companies in
                       Estate Fund                                                    appreciation   the real estate industry,
                                                                                                     including real estate
                                                                                                     investment trusts and real
                                                                                                     estate operating companies
                                                                                                     located  throughout the
                                                                                                     world.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen                                    X            Income and     Invests at least 65% of
                       Growth and                                                     long-term      total assets in
                       Income Fund                                                    growth of      income-producing equity
                                                                                      capital        securities, including common
                                                                                                     stocks and convertible
                                                                                                     securities; also in
                                                                                                     non-convertible preferred
                                                                                                     stocks and debt securities
                                                                                                     rated "investment grade."
                                                                                                     May invest  up to 25% ot
                                                                                                     total assets in foreign
                                                                                                     securities.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen                                             X   Capital        At least 80% of net assets
                       Mid Cap Growth                                                 growth         in common stocks and other
                       Fund                                                                          equity securities of mid
                                                                                                     capitalization growth
                                                                                                     companies.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen                                       X         Long-term      Invests at least 65% of
                       Strategic                                                      capital        total assets in common
                       Growth Fund                                                    appreciation   stocks of emerging growth
                                                                                                     companies. May invest up to 25%
                                                                                                     of total assets in foreign
                                                                                                     securities.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- ---------------------------------------------


Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies, which may or may not be affiliated with Allianz Life of New York. Certain Investment Options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants. Each Investment Option's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken.


We may enter into certain arrangements under which we, or our affiliate Allianz Life Financial Services, LLC, the principal underwriter for the Contracts, are compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which we provide to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options or other investment portfolios from contracts that we issue or administer. Some advisers may pay us more or less than others. The amounts we receive under these arrangements may be significant. In addition, our affiliate Allianz Life Financial Services, LLC, may receive Rule12b-1 fees deducted from certain Investment Option assets attributable to the Contract for providing distribution and support services to some Investment Options. Because 12b-1 fees are paid out of an Investment Option's assets on an ongoing basis, over time they will increase the cost of an investment in the Investment Option.


SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENTS

We may substitute another Investment Option for one of the Investment Options you have selected. Substitutions may be made with respect to existing investments, the investment of future Purchase Payments, or both. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We may limit further investment in, or transfers to, an Investment Option if marketing, tax considerations, or investment considerations warrant. We also may close Investment Options to allocations of Purchase Payments or Contract Value, or both, at any time and at our sole discretion. The fund companies, which sell shares of the Investment Options to us pursuant to participation agreements, may terminate those agreements and discontinue offering their shares to us. We may not substitute any shares without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

TRANSFERS

You can make transfers among the Investment Options subject to certain restrictions. Transfers may be subject to a transfer fee. We currently allow you to make as many transfers as you want to each Contract Year. We may change this practice in the future. There is no minimum required transfer amount. This product is not designed for professional market timing organizations, other entities or persons using programmed, large, or frequent transfers, and excessive or inappropriate transfer activity may be restricted.

The following applies to any transfer:

o We may choose not to allow you to make transfers during the free look/right to examine period.
o    Your request for a transfer must clearly state:
     -    which Investment Options are involved in the transfer; and
     -    how much the transfer is for.
o You cannot make any transfers within seven calendar days prior to your Income Date.
o After the Income Date, you cannot make a transfer from a fixed payout Annuity Option to a variable payout Annuity Option.
o After the Income Date, you can make transfers from a variable payout Annuity Option to a fixed payout Annuity Option.
o We may restrict or modify your right to make transfers to prevent any use that we consider to be part of a market timing program. For more information see our discussion of "Excessive Trading and Market Timing" in this section.

If we reject a transfer request, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly.

The Investment Options may in the future add policies or change existing policies designed to restrict market timing activities. For example, Investment Options may impose restrictions on transfers between Investment Options in an affiliated group of Investment Options if the investment adviser to one or more of the Investment Options determines that the Contract Owner requesting the transfer has engaged or is engaging in market timing or other abusive trading activities. In addition, an Investment Option may impose a short-term trading fee on purchases and sales within a specified period. You should review the Investment Options' prospectuses regarding any applicable transfer restrictions. The imposition of these restrictions would occur as a result of Investment Option restrictions and actions taken by the managers of the Investment Options.

TELEPHONE AND ELECTRONIC TRANSFERS. You can make transfers by telephone, website, or by fax. We may allow you to authorize someone else to make transfers by telephone, website or fax on your behalf. We will accept instructions from either you or a Joint Owner unless we are instructed otherwise. We will use reasonable procedures to confirm that instructions given us by telephone or by website are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We tape record all telephone instructions and log all website instructions. We reserve the right to discontinue or modify the telephone, website, and fax transfer privileges at any time and for any reason.

We do not currently accept transfer instructions from you via email, or via electronic communications other than the website. This service may be available to you in the future.

Please note that telephone, fax and/or the website may not always be available. Any telephone, fax and/or computer system, whether it is ours, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to our Service Center.

EXCESSIVE TRADING AND MARKET TIMING

We may restrict or modify your right to make transfers to prevent any use that we consider to be part of a market timing program.

Frequent transfers, programmed transfers, transfers into and then out of an Investment Option in a short period of time, and transfers of large amounts at one time (collectively referred to as "potentially disruptive trading") may have harmful effects for other Contract Owners, Annuitants and Beneficiaries. These risks and harmful effects include:

o dilution of the interests of long-term investors in an Investment Option, if market timers or others transfer into the Investment Option at prices that are below their true value or transfer out of the Investment Option at prices that are higher than their true value;
o an adverse effect on portfolio management, such as causing the Investment Option to maintain a higher level of cash than would otherwise be the case, or causing the Investment Option to liquidate investments prematurely; and
o    increased brokerage and administrative expenses.

In order to attempt to protect our Contract Owners and the Investment Options from potentially disruptive trading, we have adopted certain market timing policies and procedures. Under our market timing policy, we could modify your transfer privileges for some or all of the Investment Options. Unless prohibited by the terms of the Contract or applicable state law, the modifications we may apply include (but are not limited to):

o limiting the frequency of transfers (for example, prohibit more than one transfer a week, or more than two a month, etc.),
o restricting the method of making a transfer (for example, requiring that all transfers be sent by first class U.S. mail and rescinding the telephone, fax or website transfer privileges),
o requiring a minimum time period between each transfer (for example, prohibiting transfers into a particular Investment Option within a specified period of time after a transfer out of that Investment Option),
o not accepting transfer requests made on your behalf by an asset allocation and/or market timing service,
o limiting the dollar amount that may be transferred into or out of any Investment Option at any one time,
o imposing redemption fees on short-term trading (or implementing and administering redemption fees imposed by one or more of the Investment Options),
o    prohibiting transfers into specific Investment Options, or
o    imposing other limitations or restrictions.

We also reserve the right to reject any specific Purchase Payment allocation or transfer request from any person if in the investment adviser's, subadviser's or our judgment, an Investment Option may be unable to invest effectively in accordance with its investment objectives and policies.

Currently we attempt to DETER disruptive trading as follows. If a Contract Owner's transfer(s) is/are identified as potentially disruptive trading, we may (but are not required to) send the Contract Owner a warning letter. If the conduct continues and we determine that it constitutes disruptive trading, we will also impose transfer restrictions. Transfer restrictions may include refusing to take orders by fax, telephone, or website and requiring Contract Owners to submit all transfer requests via first-class U.S. mail. We do not enter into agreements permitting market timing and would not permit activities determined to be disruptive trading to continue. We also reserve the right to impose transfer restrictions on a Contract if we determine, in our sole opinion, that the transfers are disadvantageous to other Contract Owners. We will notify a Contract Owner in writing if we impose transfer restrictions.

We do not include automatic transfers made under any programs we provide, or automatic transfers made under any of your Contract features, when applying our market timing policy.

We have adopted these policies and procedures as a preventative measure to protect all Contract Owners from the potential effects of disruptive trading, while also abiding by Contract Owners' legitimate interest in diversifying their investment and making periodic asset re-allocations based upon their personal situations or overall market conditions. As such, we attempt to protect Contract Owners' interests in making legitimate transfers by providing reasonable and convenient methods of making transfers that do not harm other Contract Owners.


We may make exceptions when imposing transfer restrictions if we determine a transfer is appropriate although it may technically violate our policies and procedures that are discussed above. In determining whether a transfer is appropriate, we may, but are not required to, take into consideration the relative size of a transaction, whether the transaction was purely a defensive transfer into the AZL Money Market Fund, and whether the transaction involved an error or similar event. We may also reinstate telephone, fax or website transfer privileges after we have revoked them, but we will not reinstate these privileges if we have reason to believe that they might be used for disruptive trading purposes in the future.


We cannot guarantee that:

o our monitoring will be 100% successful in detecting all potentially disruptive trading activity, and
o revoking a Contract Owner's telephone, fax or website transfer privileges will successfully deter all potentially disruptive trading.

In addition, certain of the Investment Options are available to insurance companies other than us and we do not know whether those other insurance companies have adopted policies and procedures to detect and deter potentially disruptive trading, or what their policies and procedures might be.

As a result of the fact that we may not be completely successful at detecting and preventing market timing activities, and other insurance companies that offer the Investment Options may not have adopted adequate market timing procedures, there is some risk that market timing activity may occur and negatively affect other Contract Owners.

We may, without prior notice to any party, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement. In addition, orders for the purchase of fund shares are subject to acceptance by the relevant Investment Option. We reserve the right to reject, without prior notice, any transfer request into an Investment Option if the purchase of shares in the corresponding Investment Option portfolio is not accepted for any reason.

Allianz Life of New York retains some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Therefore, persons engaging in potentially disruptive trading may be subjected to some uncertainty as to when and in what form trading restrictions may be applied, and persons not engaging in potentially disruptive trading may not know precisely what actions will be taken against a person engaging in potentially disruptive trading. For example, if we determine a Contract Owner is engaging in disruptive trading, we may revoke their fax transfer privileges. In the alternative, if the disruptive trading affects only a single Investment Option, we may prohibit the Contract Owner from transferring into that Investment Option.

The retention of some level of discretion by Allianz Life of New York may result in disparate treatment among market timers and it is possible that other Contract Owners could incur adverse consequences if some Contract Owners are able to engage in practices that may constitute market timing that result in negative effects.

DOLLAR COST AVERAGING (DCA) PROGRAM

The DCA program allows you to systematically transfer a set amount of money each month or quarter from any one Investment Option to other Investment Options. The Investment Option you transfer from may not be the Investment Option you transfer to in this program. You cannot dollar cost average to or from a general account Investment Choice. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase. Generally, the DCA program requires a $1,500 minimum allocation and participation for at least six months.

All DCA transfers will be made on the tenth day of the month or the next Business Day if the tenth is not a Business Day. You can elect this program by properly completing the DCA form provided by us. Your participation in the program will end when any of the following occurs:

o    the number of desired transfers has been made;
o you do not have enough money in the Investment Option(s) to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);
o you request to terminate the program (your request must be received at our Service Center by the first of the month to terminate that month); or
o    the Contract is terminated.

If you participate in the DCA program, there are no fees for the transfers made under this program, we do not currently count these transfers against the free transfers that we allow and you will not be charged additional fees for participating in or terminating from this program. We reserve the right to discontinue or modify the DCA program at any time and for any reason.

FLEXIBLE REBALANCING

You can choose to have us rebalance your account. Once your money has been invested, the performance of the Investment Options may cause your chosen allocation to shift. Flexible rebalancing is designed to help you maintain your specified allocation mix among the different Investment Options. The Fixed Period Accounts (FPAs) are not part of flexible rebalancing. You can direct us to automatically readjust your Contract Value in the Investment Options on a quarterly, semi-annual or annual basis to return to your selected Investment Option allocations. Flexible rebalancing transfers will be made on the 20th day of the month or the previous Business Day if the 20th is not a Business Day. If you participate in the flexible rebalancing program, there are no fees for the transfers made under this program, we do not currently count these transfers against any free transfers that we allow, and you will not be charged additional fees for participating in or terminating from this program. If you elect the Living Guarantees, the automatic transfers that we make (GAV Transfers) in and out of the FPAs to support the guarantees may affect your flexible rebalancing program. We reserve the right to discontinue or modify the flexible rebalancing program at any time and for any reason. To participate in this program, your request must be received in good order at our Service Center by the eighth of the month so that we may rebalance your account on the 20th of the month. To terminate your participation in this program, your request must also be received at the Service Center by the eighth of the month to terminate that month.

FINANCIAL ADVISERS - ASSET ALLOCATION PROGRAMS

If you have or establish a relationship with a personal financial adviser and the advisory agreement provides that you will pay all or a portion of your adviser's fees out of your Contract, we will, pursuant to written instructions from you in a form acceptable to us, make a partial withdrawal of your Contract Value to pay for the services of the financial adviser. Any fee that is withdrawn will be treated as a withdrawal under the terms of this Contract. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in your gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of financial adviser fees from your Contract.

We do not set the amount of the fees charged or receive any portion of the fees from the adviser. We do not review or approve the actions of any adviser, and do not assume any responsibility for these actions.

VOTING PRIVILEGES

We are the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote that affects your investment, we will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that it is no longer required to comply with the above, we will vote the shares in our own right. Only Contract Owners have voting privileges under the Contract. Annuitants, Beneficiaries and other persons have no voting privileges unless they are also the Contract Owner.

We determine your voting interest in the Investment Options as follows:

o You are permitted to cast votes based on the dollar amount of Investment Option shares that you hold through the subaccount Accumulation/Annuity Units in your Contract on the record date. We count fractional votes.
o    We will determine the number of shares that you can vote.
o You will receive any proxy materials and a form to give us voting instructions as well as periodic reports relating to the Investment Options in which you have an interest.

5. OUR GENERAL ACCOUNT
--------------------------------------------------------------------------------
Our general account consists of all of our assets other than those in our separate accounts. We have complete ownership of all assets in our general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over the investment of the assets of our general account.

Currently there are no Investment Choices available to you under our general account. However, if your Contract includes the Living Guarantees, we will make GAV Transfers to and from the FPAs to support these guarantees. Any amounts allocated to these Investment Choices under our general account become part of our general account. Additionally, any amounts that you allocate to fixed Annuity Payments during the Payout Phase become part of our general account. We may change the terms of the general account Investment Choices in the future. Please contact us for the most current terms.

We have not registered our general account as an investment company under the Investment Company Act of 1940, nor have we registered interests in our general account under the Securities Act of 1933. As a result, the SEC has not reviewed the disclosures in this prospectus relating to our general account.

FIXED PERIOD ACCOUNTS (FPAS)

If your Contract includes the Living Guarantees, we will make GAV Transfers to and from the FPAs to support these guarantees. The FPAs are a type of Investment Choice under our general account to which we credit interest. However, the FPAs are not directly available to you. They are only available to receive GAV Transfers that we make during the Accumulation Phase to support the Living Guarantees. You cannot allocate Purchase Payments to the FPAs, you cannot transfer Contract Value to or from the FPAs, and you cannot request withdrawals directly from the FPAs. FPAs are also not available after the Income Date.

FPAs have Account Periods of anywhere from one to ten years. An Account Period is the amount of time we expect money to remain in a FPA. Only one FPA of a specific Account Period is available for GAV Transfers in each Contract Year.

Any money that we transfer to a FPA during the first Contract Year will be allocated to a ten-year Account Period. Similarly, a nine-year Account Period is available for allocations in the second Contract Year, an eight-year Account Period is available in the third year, and so on. After the tenth Contract Year, there are five-year rolling Account Periods. In the 11th through the 15th Contract Years allocations can be made to a FPA with an Account Period equal to one plus the remaining number of complete Contract Years to the end of the 15th Contract Year. For example, in the 11th Contract Year a five-year Account Period is available; in the 12th Contract Year a four-year Account Period is available, and so on until the 16th Contract Year when a new five-year Account Period is again available.

Allocations to the FPAs are credited with interest rates that vary based on the Account Period and when the allocation was made. Generally, the longer the Account Period, the higher the interest rate. However, the interest rate will never be less than the guaranteed rate stated in your Contract, which is currently 1-3% depending on your state.

Generally, the initial interest rate is set on the date the first allocation is made to a FPA and will remain in effect until the second Contract Anniversary following the allocation. On that Contract Anniversary, the amount initially allocated to the FPA (plus interest) is then credited with the interest rate that we declare for all FPAs with the same Account Period and duration. This interest rate remains in effect for that entire Contract Year. On every Contract Anniversary we can set a new rate for the next Contract Year for all FPAs with the same Account Period and duration. For FPAs with a one-year Account Period, the interest rate is set at the start of the Account Period and is effective for any amounts allocated to the FPAs during the Contract Year. The interest rate for new allocations to a FPA may be different from the interest rate declared for amounts already in the FPAs. For example, new transfers to a FPA later in the third Contract Year may receive a different interest rate than the rate applied to amounts that were allocated to a FPA earlier in that Contract Year.

PARTIAL WITHDRAWALS DURING THE ACCUMULATION PHASE: We will take partial withdrawals on a pro rata basis from the Investment Options. You cannot directly withdraw amounts from the FPAs. If your Contract includes Living Guarantees and the amount in the Investment Options is less than the partial withdrawal you request, the remaining amount will come from the FPAs. We will account for transfers or partial withdrawals that we make from the FPAs on a first-in, first-out (FIFO) basis. That is, a transfer or a partial withdrawal from the FPAs will reduce the Contract Value in the oldest FPA, then the next oldest, and so on.

6. GUARANTEED ACCOUNT VALUE (GAV) BENEFIT
--------------------------------------------------------------------------------
At issue you can select either a Contract with Living Guarantees or a Contract without Living Guarantees. IF YOU DO NOT MAKE A SELECTION, THE LIVING GUARANTEES WILL APPLY TO YOUR CONTRACT. AFTER THE ISSUE DATE THE LIVING GUARANTEES CANNOT BE ADDED TO OR REMOVED FROM YOUR CONTRACT. If your Contract includes Living Guarantees, your Contract will provide a long term GAV Benefit during the Accumulation Phase. There are no additional fees or charges for selecting the Living Guarantees.

Your Separate Account Value will increase or decrease depending on the performance of the underlying Investment Options you have selected. Depending on market conditions, you can make or lose value in the Investment Options. However, the GAV Benefit is intended to provide a level of protection for your principal and locks in some of your investment gains from prior years.

The GAV Benefit guarantees that beginning on your fifth Contract Anniversary, and on each subsequent Contract Anniversary until your Income Date or Contract termination, your Contract Value will be at least equal to the GAV established five years ago, less all GAV adjusted partial withdrawals you made in the last five years. If your Contract Value is less than this guaranteed amount on the fifth and subsequent Contract Anniversaries, we credit the difference to your Contract Value from our general account.

Assuming no partial withdrawals, the GAV Benefit has the effect of guaranteeing that beginning with your fifth Contract Anniversary (and on each subsequent anniversary until your Income Date or Contract termination) your Contract Value will be at least equal to the initial GAV or the GAV from any Contract Anniversary that occurred at least five years ago. This type of guarantee is sometimes referred to as a "high water mark." For example, assuming no withdrawals, on your 12th Contract Anniversary, the GAV Benefit guarantees your Contract Value will be at least the highest GAV established initially or on any Contract Anniversary up to and including the seventh Contract Anniversary; that is, the "high water mark" from that period.

As noted above, if on a Contract Anniversary, your Contract Value is less than the GAV established five years ago, we will credit your Contract with an amount equal to that difference. We will allocate this credit to your Investment Options in proportion to the amount of Separate Account Value in each of the Investment Options on the date of allocation. The application of this credit may be referred to as True Up to the Contract Value.

An additional Purchase Payment does not become part of the value guaranteed by the GAV Benefit until it is at least five years old, however, an additional Purchase Payment will immediately increase your Contract Value. Therefore, if you make a large additional Purchase Payment, the advantage of the GAV Benefit may be diminished because it may decrease the likelihood that you would receive a credit or True Up to your Contract. For example, if on the fifth Contract Anniversary your Contract Value is less than the GAV from five years ago we True Up your Contract Value to equal that GAV. Alternatively, if you made a large additional Purchase Payment in the fourth Contract Year that increases your Contract Value on the fifth Contract Anniversary so that it is greater than the GAV from five years ago we would not make a True Up to your Contract. To get the maximum benefit from this guarantee, you may want to consider purchasing a new Contract with the additional Purchase Payment. This example assumes you make no partial withdrawals.

Any withdrawals you take may reduce the GAV by a greater amount than the withdrawal. If the Contract Value at the time of withdrawal is greater than the GAV, the GAV will be reduced by the dollar amount of the withdrawal. If the Contract Value at the time of withdrawal is less than the GAV, the GAV may be reduced by more than the withdrawal amount.
CALCULATING THE GAV

The GAV Benefit guarantees that beginning on your fifth Contract Anniversary (and on each subsequent Contract Anniversary until your Income Date or Contract termination), your Contract Value will be at least equal to the GAV established five years ago, reduced by the sum of all GAV adjusted partial withdrawals that you have made in the last five years.

The initial GAV is equal to all Purchase Payments received during the first 90 days of your Contract less any GAV adjusted partial withdrawals taken during this period. We then recalculate the GAV on every Contract Anniversary.

On the first Contract Anniversary, the GAV is equal to the greater of A or B, where:

         A =      The initial GAV plus any additional Purchase Payments
                  received during the remainder of the first Contract Year and minus any GAV adjusted partial withdrawals you made during the remainder of the first Contract Year.
         B =      Your Contract Value on the first Contract Anniversary.

On the second and any subsequent Contract Anniversaries, the GAV is equal to the greater of C or D, where:

         C =      The GAV from the previous Contract Anniversary plus any
                  additional Purchase Payments received in the previous Contract
                  Year and minus any GAV adjusted partial withdrawals you made in the previous Contract Year.
         D =      Your Contract Value on that Contract Anniversary.

GAV ADJUSTED PARTIAL WITHDRAWALS PRIOR TO THE THIRD CONTRACT ANNIVERSARY = PW X GAVB

GAV ADJUSTED PARTIAL WITHDRAWALS ON OR AFTER THE THIRD CONTRACT ANNIVERSARY = FPW + (RPW X GAVB)

       PW   =     The amount of the partial withdrawal, including any withdrawal charge.
       FPW  =     The amount of the partial withdrawal that together with
                  any other previous partial withdrawals taken during the
                  Contract Year does not exceed 10% of total Purchase
                  Payments (the partial withdrawal privilege).
       RPW  =     The remaining amount of the partial withdrawal including any applicable withdrawal charge.
      GAVB  =     The greater of one or (a) divided by (b) where:
               (a) = the GAV on the day of (but prior to) the partial withdrawal.
               (b) = the Contract Value on the day of (but prior to) the partial withdrawal.

EXAMPLE

o You purchase the Contract with Living Guarantees and an initial Purchase Payment of $100,000. You make no additional Purchase Payments.

o The Contract Value on the first Contract Anniversary is $120,000, on the second Contract Anniversary it's $135,000, and on the third Contract Anniversary it's $150,000.

o You take a partial withdrawal of $20,000 (including the withdrawal charge) in the fourth Contract Year when the Contract Value on the date of (but prior to) the partial withdrawal is $160,000. You take no other partial withdrawals.

o    The Contract Value on the fourth Contract Anniversary is $135,000.

         The initial GAV                                                      $100,000
                                                                              --------

         The GAV on the first Contract Anniversary equals the greater of A or B:
              A)  the initial GAV plus any additional payments made during the remainder of the first Contract Year minus any GAV adjusted partial withdrawals made during the remainder of the first
                  Contract Year = $100,000 + 0 - 0 = $100,000
              B)  the Contract Value on the first Contract Anniversary =
                  $120,000
         The GAV on the first Contract Anniversary                            $120,000
                                                                              --------

         The GAV on the second Contract Anniversary equals the greater of C or
           D:
              C) the GAV from the first Contract Anniversary, plus payments made in the second Contract Year, minus any GAV adjusted partial withdrawals made in the second Contract Year $120,000 + 0 - 0 = $120,000
              D) the Contract Value on the second anniversary = $135,000 The GAV on the second Contract Anniversary $135,000

         The GAV on the third Contract Anniversary equals the greater of C or D:
              C) = $135,000 + 0 - 0 = $135,000
              D) the Contract Value on the third Anniversary = $150,000 The GAV on the third Contract Anniversary $150,000

         Calculating the GAV adjusted partial withdrawal in the fourth Contract
           Year:
              The amount of the partial withdrawal subject to the
                  partial withdrawal privilege (10% of total Purchase
                  Payments) =  0.10  x  $100,000  =                            $10,000
         PLUS
              The remaining amount of the partial withdrawal (including
                  any withdrawal charge)                                        10,000
              Multiplied by the greater of a) or b) where:
                  a) one, or
                  b)  the GAV divided by the Contract Value on the
                       date of (but prior to) the partial withdrawal =
                       $150,0000/$160,0000  =  0.94                          x       1
                                                                              --------
                                                                               $10,000
         Total GAV adjusted partial withdrawal                                 $20,000

         The GAV on the fourth Contract Anniversary equals the greater of C or
           D:
              C)  the GAV from the third Contract Anniversary plus payments made in the fourth Contract Year minus any GAV adjusted partial withdrawals made in the fourth Contract Year = $150,000 + 0 -
                  $20,000 = $130,000
              D)  the Contract Value on the fourth Contract Anniversary =
                  $135,000
         The GAV on the fourth Contract Anniversary                           $135,000
                                                                              --------

APPLYING THE GAV BENEFIT:

o On your fifth Contract Anniversary your Contract Value is $105,000. Your GAV from five years ago (the Issue Date) is $100,000. We subtract all the GAV adjusted partial withdrawals you made in the last five years ($20,000), for a total of $80,000. Your Contract Value is greater than the benefit amount so there is no adjustment to your Contract Value on the fifth Contract Anniversary.

o On your sixth Contract Anniversary your Contract Value is $108,000. Your GAV from five years ago (the first Contract Anniversary) is $120,000. We subtract all the GAV adjusted partial withdrawals you made in the last five years ($20,000), for a total of $100,000. Your Contract Value is greater than the benefit amount so there is no adjustment to your Contract Value on the sixth Contract Anniversary.

o On your seventh Contract Anniversary your Contract Value is $110,000. Your GAV from five years ago (the second Contract Anniversary) is $135,000. We subtract all the GAV adjusted partial withdrawals you made in the last five years ($20,000), for a total of $115,000. Your Contract Value is less than the benefit amount so we will True Up your Contract Value to equal this amount by applying a $5,000 credit to your Investment Options on the seventh Contract Anniversary.

Application of the GAV Benefit in tabular form:

----------------------------------------------------------------------------------------------------------------------------
                                                                 Contract Value
                              --------------                  guaranteed under the  Amount credited to your
                                                                GAV Benefit (does    Contract under the GAV
                                                               not apply until the  Benefit (does not apply     Contract
                                                                  5th Contract       until the 5th Contract   Value after
                              Contract Value       GAV            Anniversary)            Anniversary)          True Up
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Initial                          $100,000        $100,000              --                      --                  --
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
1st Contract Anniversary         $120,000        $120,000              --                      --                  --
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
2nd Contract Anniversary         $135,000        $135,000              --                      --                  --
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
3rd Contract Anniversary         $150,000        $150,000              --                      --                  --
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
4th Contract Anniversary         $135,000        $135,000              --                      --                  --
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
5th Contract Anniversary         $105,000        $135,000          $80,000                 No credit.           $105,000
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
6th Contract Anniversary         $108,000        $135,000         $100,000                 No credit.           $108,000
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
7th Contract Anniversary         $110,000        $135,000         $115,000                   $5,000             $115,000
----------------------------------------------------------------------------------------------------------------------------


GAV TRANSFERS

There is no additional charge for the GAV Benefit. However, to make this guarantee available, we monitor your Contract daily as it relates to the GAV and periodically transfer amounts between your selected Investment Options and the FPAs ("GAV Transfers"). You will still have complete discretion over the selection of and allocation to the Investment Options for any portion of your Contract Value that is not required to be in the FPAs. Selecting Investment Options that have a higher volatility is likely to increase the amount and/or frequency of GAV Transfers to the FPAs.

We will transfer amounts between the Investment Options and the FPAs according to a mathematical model. This mathematical model will not change once you purchase a Contract, but we may use a different model for Contracts we issue in the future. We will transfer amounts to the FPAs proportionally from all of your selected Investment Options. GAV Transfers from the FPAs to the Investment Options will be allocated according to your most recent allocation instructions. During the first two Contract Years, the Fixed Account Value immediately after any GAV Transfer to the FPAs is limited to 50% of total Purchase Payments received, but we may transfer more than 50% of your total Purchase Payments to the FPAs beginning on the second Contract Anniversary. GAV Transfers are not subject to any transfer fee and do not count against any free transfers we allow.

The mathematical model we use to determine GAV Transfers includes a number of interrelated factors. The following table sets forth the most influential of these factors and indicates how each one by itself could trigger a GAV Transfer.

           CHANGE IN ONE FACTOR, ASSUMING ALL OTHER FACTORS REMAIN CONSTANT
--------------------------------------------------------------------------------
------------------------------------------------------ -------------------------
FACTOR                                                 DIRECTION OF THE GAV
                                                       TRANSFER
------------------------------------------------------ -------------------------
------------------------------------------------------ -------------------------
Contract Value increases                               To the Investment Options
GAV increases                                          To the FPAS
Volatility of your selected Investment Options         To the FPAS
increases
(as measured by standard deviation, which is a
statistical measure of the spread or variability of
the returns of the selected Investment Options from
their average return)
Credited interest rate on the FPAs increases           To the Investment Options
Time until application of the GAV Benefit decreases    To the FPAS

The amount of the GAV Transfer will vary depending on the magnitude and direction of the change in these factors and their impact on your Contract. Most importantly, GAV Transfers out of the Investment Options into the FPAs occur as the Contract Value falls relative to the GAV. GAV Transfers to the FPAs generally first occur when the Contract Value drops from the most recently established GAV by a cumulative amount of 1% to 4%. If the Contract Value continues to fall, more GAV Transfers to the FPAs will occur. The initial amount of the GAV Transfer to the FPAs typically ranges between 39% and 44% of your Contract Value. Subsequent transfer amounts to the FPAs typically range between 6% and 10% of your Contract Value. A small change in your Separate Account Value relative to your Fixed Account Value will not trigger a transfer, but accumulated small changes may trigger a GAV Transfer. As the time remaining until application of the GAV Benefit guarantees shortens, the frequency and amount of GAV Transfers to the FPAs will increase, particularly in poorly performing markets.

Other factors that also affect GAV Transfers include:

o   additional Purchase Payments
o   partial withdrawals, and
o   Partial Annuitizations.

Additional Purchase Payments, withdrawals and Partial Annuitizations will change the proportion of Fixed Account Value to the Separate Account Value and may result in additional GAV Transfers.

When a GAV Transfer occurs, we allocate the transferred Contract Value to the available FPA. In general, the Contract Value allocated to the FPA will remain in the FPA until the performance of your Investment Options recovers sufficiently to support the guarantees provided by the GAV Benefit. It can be expected that, in some instances, Contract Value will transfer out of the FPAs more slowly than it was transferred in, particularly as the time until the application of the GAV Benefits shortens. As this time shortens:
o    GAV Transfers to the FPAs become more likely, and
o Contract Value relative to the GAV must increase in order for GAV Transfers from the FPAs to occur.

THE DAILY REBALANCING FORMULA UNDER THE MATHEMATICAL MODEL: As noted above, to limit our exposure under the GAV Benefit, we transfer Contract Value from the Investment Options to the FPAs, to the extent called for by a mathematical model that will not change once you purchase the Contract. We do this in order to minimize the need to provide a True Up (I.E., a credit from our general account of the amount by which the Contract Value falls short of the GAV as of the Contract Anniversary date when that GAV becomes available), or to reduce the amount of any True Up that is required. (Generally, amounts allocated to the Investment Options have a greater potential for gain or loss than amounts allocated to the FPAs.) If, at a given time, your Contract Value is lower than an available GAV or a GAV that may become available in the future, then a True Up may become necessary, and the mathematical model will tend toward a higher allocation to the FPAs. If, on the other hand, the Contract Value is much higher than an available GAV or a GAV that may become available in the future, then a True Up may not be necessary, and the mathematical model will tend toward a higher allocation to the Investment Options.

Each Business Day the mathematical model computes a "target allocation" between the Investment Options and the FPAs.

The target allocation depends on several factors - the Owner's current Contract Value as compared to the Owner's GAV, the time until the GAV becomes available, the volatility of the Owner's selected Investment Options, and the rate credited to the FPAs. However, as time passes, these factors change. Therefore, the target allocation changes from one Business Day to the next.

The mathematical model could theoretically call for a daily reallocation of Contract Value so that the Owner's actual allocation between the Investment Options and FPAs always equals that Owner's target allocation. However, to avoid the constant reallocations that this approach would require, the model only calls for a rebalancing when the target allocation differs sufficiently from a "baseline allocation," which is the target allocation determined at issue or upon the most recent GAV Transfer.

In other words, at issue, the target and baseline allocations are the same; on each Business Day going forward the target allocation will change with the Contract's changing characteristics, while the baseline allocation will not change until the first GAV Transfer. When the target allocation falls below the baseline allocation by more than a specified margin, a GAV Transfer takes place that makes the Owner's actual allocation equal to the target allocation, and the mathematical model establishes a new baseline allocation equal to the target allocation at the time of the Transfer for use in future comparisons. In practice, we find for a newly-issued Contract for which Purchase Payments are allocated entirely to the Investment Options, no GAV Transfer to the FPAs will occur until the target allocation to the Investment Options has fallen to about 60%. Typically, the initial GAV Transfer will transfer between 39% and 44% of the Contract Value to the FPAs.

Once the first GAV Transfer has occurred, if the target allocation to the FPAs rises above the baseline allocation by more than the specified margin, a GAV Transfer will transfer Contract Value to the FPAs. If the target allocation to the FPAs falls below the baseline allocation by more than the specified margin, the GAV Transfer will transfer Contract Value to the Investment Options. As with the initial GAV Transfer, a subsequent GAV Transfer results in the establishment of a new baseline allocation equal to the target allocation at the time of the Transfer for use in future comparisons. In practice we find that GAV Transfers after the first typically involve between 6% and 10% of the Contract Value.

The specified margin is set on the Issue Date and cannot be changed for the life of a Contract. (We may, however, change the specified margin for Contracts that we issue in the future.)

See the SAI for more detail regarding the workings of the mathematical model, including the formula used to compute the target allocation on a daily basis.

WE WILL TRANSFER CONTRACT VALUE FROM THE INVESTMENT OPTIONS TO THE FPAS, AND FROM THE FPAS TO THE INVESTMENT OPTIONS, ACCORDING TO THE MATHEMATICAL MODEL IN ORDER TO SUPPORT THE LIVING GUARANTEES. YOU SHOULD VIEW THE GAV BENEFIT AS A WAY TO PERMIT YOU TO INVEST IN THE INVESTMENT OPTIONS TO THE EXTENT PERMITTED BY THE MATHEMATICAL MODEL, WHILE STILL HAVING YOUR PRINCIPAL AND SOME OF YOUR INVESTMENT GAINS PROTECTED TO THE EXTENT PROVIDED BY THE GAV BENEFIT. YOU SHOULD NOT VIEW THE GAV BENEFIT AS A "MARKET TIMING" OR OTHER TYPE OF INVESTMENT PROGRAM DESIGNED TO ENHANCE YOUR EARNINGS UNDER THE CONTRACT. IF WE MAKE TRANSFERS FROM YOUR CHOSEN INVESTMENT OPTIONS TO THE FPAS DURING A MARKET DOWNTURN, LESS (OR POTENTIALLY none) OF YOUR CONTRACT VALUE WILL BE AVAILABLE TO PARTICIPATE IN ANY UPSIDE POTENTIAL OF THE INVESTMENT OPTIONS IF THERE IS A SUBSEQUENT RECOVERY. THIS MEANS THAT IF MOST OR ALL OF YOUR CONTRACT VALUE IS ALLOCATED TO THE FPAS, A SUBSEQUENT MARKET RECOVERY WILL BENEFIT ONLY THAT PORTION, IF ANY, OF YOUR CONTRACT VALUE WHICH REMAINS IN THE INVESTMENT OPTIONS. IF A RECOVERY IS SUSTAINED ENOUGH TO RESULT IN AMOUNTS BEING TRANSFERRED BACK FROM THE FPAS INTO YOUR SELECTED INVESTMENT OPTIONS, PROGRESSIVELY MORE OF YOUR CONTRACT VALUE MAY BE ABLE TO PARTICIPATE IN THE RECOVERY, BUT THE CONTRACT VALUE AS A WHOLE WILL ALWAYS RECOVER MORE SLOWLY THAN HAD IT BEEN MORE FULLY ALLOCATED TO THE INVESTMENT OPTIONS. THIS MAY POTENTIALLY PROVIDE LESS CONTRACT VALUE TO YOU THAN IF YOUR CONTRACT DID NOT INCLUDE THE LIVING GUARANTEES.

THE GAV FIXED ACCOUNT MINIMUM

The GAV Fixed Account Minimum is the amount that we require to be kept in the FPAs to maintain the guarantee protection provided by the GAV Benefit. If you request a partial withdrawal that reduces the Fixed Account Value, the amounts we need to transfer to the FPAs in order to maintain the guarantee provided by the GAV Benefit will be greater.

OTHER INFORMATION ON THE GAV BENEFIT


Once we make any GAV credits or True Ups to your Contract as a result of the GAV Benefit, the True Ups become part of your Contract Value and are available for immediate withdrawal. Also, as part of the Contract Value in the Investment Options, any GAV True Ups will reflect the investment performance of the Investment Options you chose. We always consider a True Up to be earnings under the Contract. However, if the Contract Value at the time of a True Up is less than net Purchase Payments (total Purchase Payments received less any prior payments withdrawn) the True Up may, in effect, be treated as a Purchase Payment when applying the withdrawal charge if the entire Contract Value is then withdrawn. This is no different than when the Contract Value is less than net Purchase Payments, but the Contract Value then experiences a gain immediately before you take a complete withdrawal. We assess withdrawal charges against Purchase Payments withdrawn in the manner described in section 7, Expenses - Withdrawal Charge.

The GAV Benefit will terminate upon the earliest of:
o    the Income Date that you take a Full Annuitization, or
o    Contract termination.

7. EXPENSES
--------------------------------------------------------------------------------
There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are described in detail in this section.

MORTALITY AND EXPENSE RISK (M&E) CHARGES

Each Business Day, during the Accumulation Phase, we make a deduction from your Separate Account assets for M&E charges. We do this as part of our calculation of the value of the Accumulation and Annuity Units. We calculate the M&E charges as a percentage of the average daily assets invested in a subaccount on an annual basis. The amount of the M&E charge during the Accumulation Phase depends on the benefit options that apply.

                                                              TOTAL M&E CHARGES
Traditional GMDB                                                  1.40%
Enhanced GMDB                                                     1.60%

During the Payout Phase, if you elect variable Annuity Payments, the M&E charge is 1.40% of the average daily assets invested in a subaccount on an annual basis regardless of the benefit options that apply. This charge is equal to the lowest charge because we do not pay a death benefit separate from the benefits provided by the Annuity Option if the Annuitant dies during the Payout Phase.

These charges compensate us for all the insurance benefits provided by your Contract, for example:

o    our contractual obligation to make Annuity Payments,
o    the death benefits,
o    certain expenses related to the Contract, and
o for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract.

If the M&E charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.

CONTRACT MAINTENANCE CHARGE

We deduct $30 from your Contract annually as a contract maintenance charge during the Accumulation Phase. We deduct this charge on the last day of each Contract Year and we deduct it pro rata from the Investment Options in which you are invested, assuming there is at least $30 in the Investment Options. If there is an insufficient amount in the Investment Options, the charge is deducted first from the Investment Options, and any remaining amount is deducted from the FPAs. This charge cannot be increased.

We will not deduct the charge if your Contract Value is at least $75,000 at the time we are to deduct the charge. If you own more than one Contract offered under this prospectus, we will determine the total value of all your Contracts. If the total value of all Contracts registered under the same social security number is at least $75,000, we will not assess the contract maintenance charge. If the Contract is owned by a non-individual (for example, a qualified plan or trust), we will look to the Annuitant to determine if we will assess the charge. If you make a full withdrawal from your Contract other than on a Contract Anniversary, we will deduct the contract maintenance charge. We do not assess this charge during the Payout Phase, or against amounts paid out as a death benefit. The charge is for administrative expenses such as: preparation of the Contract, confirmations, annual statements, maintenance of Contract records, personnel costs, legal and accounting fees, filing fees, and computer and system costs.

WITHDRAWAL CHARGE

During the Accumulation Phase, you can make withdrawals from your Contract. A withdrawal charge applies if all or part of the amount withdrawn is from Purchase Payments we received within seven years before the withdrawal.

For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a "first-in-first-out" (FIFO) basis. We treat amounts withdrawn from your Contract in the following order:


1. First we withdraw any Purchase Payments that are beyond the withdrawal charge period shown in your Contract (for example, Purchase Payments that are seven or more years old). We do not assess a withdrawal charge on these Purchase Payments.

2. Then we withdraw any Purchase Payments that are under the partial withdrawal privilege, and we do not assess a withdrawal charge.

3. Next, we withdraw Purchase Payments that are within the withdrawal charge period shown in your Contract. We do assess a withdrawal charge on these payments. However, we withdraw payments on a FIFO basis which may help reduce the amount of the total withdrawal charge you will pay because the withdrawal charge declines over time. We determine your total withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage and then totaling the charges.


4. Finally, we withdraw any Contract earnings. We do not assess a withdrawal charge on Contract earnings. We consider any True Ups we make to your Contract Value under the GAV Benefit to be earnings. However, if the Contract Value at the time of a True Up is less than net Purchase Payments (total Purchase Payments received less any prior payments withdrawn) the True Up may, in affect, be treated as a Purchase Payment when applying the withdrawal charge if the entire Contract Value is then withdrawn. For more information see section 6, Guaranteed Account Value (GAV) Benefit - Other Information on the GAV Benefit.


We keep track of each Purchase Payment you make and the amount of the withdrawal charge depends upon the length of time since you made your Purchase Payment. The charge as a percentage of each Purchase Payment withdrawn is:

           NUMBER OF COMPLETE
               YEARS SINCE
               RECEIPT OF
            PURCHASE PAYMENT           CHARGE
            ----------------           ------
                   0                    8%
                   1                    7.5%
                   2                    7%
                   3                    6%
                   4                    5%
                   5                    4%
                   6                    3%
          7 years or more               0%

After we have had a Purchase Payment for seven full years, there is no charge when you withdraw that Purchase Payment. We calculate the charge at the time of each withdrawal.

The amount we actually deduct from your Contract will be the amount you request plus any applicable withdrawal charge. We apply the withdrawal charge to this total amount and we pay you the amount you requested. We will make any partial withdrawal (including the withdrawal charge) pro rata from the Investment Options. If the amount in the Investment Options is less than the partial withdrawal, then the remaining amount will come pro rata from any other available Investment Choices.

EXAMPLE: Assume you request a partial withdrawal of $1,000. There is a withdrawal charge of 7%. The total partial withdrawal amount we actually deduct from your Contract is $1,075.27 and we pay you $1,000. We determine this amount as follows:

   AMOUNT REQUESTED             OR      $1,000         =      $1,075.27
-------------------                     ------
1 - WITHDRAWAL CHARGE                    0.93

We do not assess the withdrawal charge on any payments paid out as Annuity Payments or as death benefits. The withdrawal charge compensates us for expenses associated with selling the Contract.

Withdrawals may have tax consequences and prior to age 59 1/2, may be subject to a 10% penalty tax.

NOTE: FOR TAX PURPOSES, WITHDRAWALS ARE CONSIDERED TO HAVE COME FROM THE LAST MONEY YOU PUT INTO THE CONTRACT. THUS, FOR TAX PURPOSES, EARNINGS ARE CONSIDERED TO COME OUT FIRST.

PARTIAL WITHDRAWAL PRIVILEGE. Each Contract Year, you can make multiple withdrawals of up to 10% of your total Purchase Payments and we will not deduct a withdrawal charge from this amount. This right is non-cumulative, which means that if you do not use your partial withdrawal privilege in a given Contract Year, it does not carry over to the next year. If you make a withdrawal of more than the amount described above, the excess amount will be subject to the withdrawal charge. If you make a full withdrawal, we will first withdraw any amount available under your partial withdrawal privilege and then assess any applicable withdrawal charge against the remaining amount.

The systematic withdrawal or the minimum distribution programs allow you to make withdrawals without the deduction of the withdrawal charge under certain circumstances. See section 9, Access to Your Money for a description of these programs.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. For example, if there is a large group of individuals that will be purchasing the Contract or if one prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director or employee of Allianz Life of New York or any of its affiliates. Also, we may reduce or waive the withdrawal charge when a Contract is sold by a registered representative appointed with Allianz Life of New York to any members of his or her immediate family and the commission is waived. Our prior approval is required for any reduction or elimination of the withdrawal charge.

TRANSFER FEE

You can currently make 12 free transfers every Contract Year. If you make more than 12 transfers in a Contract Year, we will deduct a transfer fee of $25 for each additional transfer. Currently we deduct this fee only during the Accumulation Phase, but we reserve the right to deduct it during the Payout Phase. We reserve the right to restrict the number of transfers to 12 transfers per Contract Year and to charge for any transfer above 12. We will deduct the transfer fee from the Investment Option from which the transfer is made. If you transfer the entire amount in the Investment Option, then we will deduct the transfer fee from the amount transferred. If you are transferring from multiple Investment Options, we will treat the transfer as a single transfer and we will deduct any transfer fee proportionally from the source accounts if you transfer less than the entire amount in the accounts. If the transfer is a GAV Transfer or is part of the dollar cost averaging or flexible rebalancing programs, there is no fee for the transfer and we currently do not count these transfers against any free transfers we allow.

PREMIUM TAXES

Deductions for premium taxes are not generally applicable to your Contract since they are not currently assessed in the state of New York. However, we reserve the right to make a deduction from your Contract Value for these taxes if the State of New York enacts legislation requiring premium tax payments or if the Contract Owner lives in a state where premium tax is applicable. In states where the premium tax applies, it is our current practice not to make deductions from the Contract to reimburse us for the taxes we pay until Annuity Payments begin, you make a full withdrawal or you die. We may discontinue this practice in the future and assess the charge when the tax is due. Premium taxes normally range from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity.

INCOME TAXES

We reserve the right to deduct from the Contract any income taxes that we may incur because of the Contract. Currently, we are not making any such deductions.

INVESTMENT OPTION EXPENSES

There are deductions from the assets of the various Investment Options for operating expenses (including management fees) which are described in the Fee Tables and in the table of annual operating expenses for each Investment Option in Appendix A in this prospectus and in the prospectuses for the Investment Options.

8. TAXES
--------------------------------------------------------------------------------
NOTE: WE HAVE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. WE HAVE INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity until you take the money out. This is referred to as tax deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and whether the annuity is Qualified or Non-Qualified (see the following discussion in this section).

If you do not purchase the Contract under a tax qualified retirement plan your Contract is referred to as a Non-Qualified Contract. When a Non-Qualified Contract is owned by a non-natural person (for example, a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and income may be taxed as ordinary income every year.

QUALIFIED CONTRACTS

If you purchase the Contract under a pension or retirement plan that is qualified under the Code, your Contract is referred to as a Qualified Contract. Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law. A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract. We currently issue the following types of Qualified Contracts:

o TRADITIONAL INDIVIDUAL RETIREMENT ANNUITY. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Contract Owner's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase.

o SIMPLIFIED EMPLOYEE PENSION (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

o ROTH IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Contract Owner's income and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Distributions from a Roth IRA generally are not taxed until after the total amount distributed from the Roth IRA exceeds the amount contributed to the Roth IRA. After that, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or
     (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

o TSAS OR 403(B) CONTRACTS. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. 90-24 transfers from existing TSA or 403(b) contracts and funds from plans under the several Internal Revenue Code sections identified in our 403(b) endorsements are the only currently accepted contributions under a TSA or 403(b) Contract. However, this may change in the future.

o INHERITED IRA. The Code permits beneficiaries of investments that were issued under certain tax-qualified pension or retirement plans to directly transfer the death benefit from that investment into an Inherited IRA variable annuity contract. If we make this Contract available as an Inherited IRA Contract, the beneficiary of the previous tax-qualified investment will become the Contract Owner of the new Inherited IRA Contract. The ownership of the Contract must also reflect the name of the previous deceased owner. The purpose of the Inherited IRA Contract is to allow the Contract Owner to change the investment vehicle to an annuity and receive required minimum distribution withdrawal payments that are required by IRS Regulations instead of receiving a lump sum death benefit payment. If we make this Contract available as an Inherited IRA, the death benefit proceeds of the previous tax-qualified investment must be directly transferred into this Contract. A beneficiary can apply the death benefit proceeds from multiple tax-qualified investments that were owned by the same owner to the purchase of an Inherited IRA Contract. We will not accept any other forms of Purchase Payment on an Inherited IRA Contract. The death benefit proceeds cannot be received by the beneficiary and then applied to an Inherited IRA Contract.

     We permit you to add enhanced optional benefits to an Inherited IRA Contract. We currently believe this is allowable because enhanced optional benefits can be added to traditional IRA plans. However, the IRS has not yet issued any rulings on this issue with respect to Inherited IRA Contracts. Therefore, Contract Owners should discuss this issue with their tax and legal advisers before adding enhanced optional benefits to an Inherited IRA Contract.

QUALIFIED PLANS. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under sections of the Code where the assets are invested under this Contract. The plan is both the Contract Owner and the Beneficiary. The authorized signatory or plan trustee for the plan must make representation to us that the plan is qualified under the Code on the Issue Date and will continue to be qualified for the entire Accumulation Phase of the Contract, or as long as the qualified plan owns the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting will be the responsibility of the plan. In the event the qualified plan instructs us to roll the plan assets into an IRA for the Annuitant under this Contract, we will change the qualification type of the Contract to an IRA and make the Annuitant the Contract Owner. The qualified plan will be responsible for any reporting required for the rollover transactions.

MULTIPLE CONTRACTS

Section 72(e)(11) of the Code provides that multiple Non-Qualified deferred annuity contracts that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified contract in any calendar year period.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. Recent guidance from the Internal Revenue Service (IRS), however, confirmed that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. IRS guidance provides that an exchange can go into an existing annuity contract as well as a new annuity contract. IRS guidance also provides that certain partial exchanges may not qualify as tax-free exchanges. Therefore, Owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

You, as the Contract Owner, generally will not be taxed on increases in the value of your Contract until an actual or deemed distribution occurs -- either as a withdrawal or as Annuity Payments under a full annuitization.

Section 72 of the Code governs treatment of distributions. When a withdrawal from a Non-Qualified Contract occurs, the amount received will generally be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over your investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. Amounts received as a result of a partial annuitization are treated as partial withdrawals. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds your investment in the Contract. If you take a full annuitization, different rules apply. A portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the payments. Annuity Payments received after the Payee has received all of the Purchase Payment(s) are fully included in income.

Section 72 of the Code further provides that any amount received under an annuity contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for amounts:

1)   paid on or after you reach age 59 1/2;
2)   paid after you die;
3) paid if you become totally disabled (as that term is defined in Section 72(m)(7) of the Code);
4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
5)   paid as annuity payments under an immediate annuity; or
6)   that come from Purchase Payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified as permitted by the Code before the later of your attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the 10% penalty tax that would have been imposed without the exception, plus interest for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun may result in the modification of the series of substantially equal payments and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above.

DISTRIBUTIONS -- QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from Qualified Contracts. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs. You should consult with your qualified plan sponsor and tax adviser to determine how these rules affect the distribution of your benefits.

Section 72(t) of the Code provides that any amount received under a Qualified Contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for:

1) distributions made on or after the date you (or the Annuitant as applicable) reach age 59 1/2;
2) distributions following your death or disability (or the Annuitant as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);
3) after separation from service, distributions that are part of a series of substantially equal periodic payments made at least yearly for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary;
4) distributions made to you to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 for amounts paid during the taxable year for medical care;
5)   distributions made on account of an IRS levy upon the Qualified Contract;
6) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you (or the Annuitant as applicable) and his or her spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);
7) distributions from an IRA made to you (or the Annuitant as applicable) to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year;
8) distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code);
9) for TSA or 403(b) Contracts, distributions made to an employee who has separated from service after age 55; and
10) distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA).

The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service. With respect to (3) above, if the series of substantially equal periodic payments is modified as permitted by the Code, before the later of the Annuitant attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun may result in the modification of the series of substantially equal payments and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any partial withdrawals from your Contract.

Generally, distributions from a Qualified Contract must commence no later than the required beginning date. For IRAs, the required beginning date is April 1 of the calendar year, following the year in which you attain age 70 1/2. For TSA or 403(b) Contracts, the required beginning date is April 1 of the calendar year following the later of the calendar year in which you reach age 70 1/2 or retire. Generally, required distributions must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal will have an adverse impact on the determination of required minimum distributions. If you are attempting to satisfy these rules through partial withdrawals, the entire value of the benefits provided under the Contract may need to be included in calculating the amount required to be distributed. If you are receiving Annuity Payments or are age 70 1/2 or older, you should consult with a tax adviser before taking a partial withdrawal.

The following distributions from a TSA or 403(b) Contract are not allowed prior to age 59 1/2, separation from service, death or disability:

o salary reduction contributions made in years beginning after December 31, 1988;
o    earnings on those contributions; and
o earnings on amounts held as of the last year beginning before January 1, 1989 (as defined in Section 403(b)(11) of the Code).

Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. We do not currently support hardship withdrawals and other liquidity benefits under TSA or 403(b) Contracts.

We do not track contributions by any years that would impact required minimum distributions and exceptions to accessing assets before age 59 1/2 under 403(b) Contracts.

ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a partial or full withdrawal of such amount or portion. The investment in the Contract is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If a Contract Owner transfers a Contract without adequate consideration to a person other than the Contract Owner's spouse (or to a former spouse incident to divorce), the Contract Owner will be taxed on the difference between his or her Contract Value and the investment in the Contract at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.

The transfer or assignment of ownership of the Contract, the designation of an Annuitant, the selection of certain Income Dates, or the exchange of the Contract may result in certain other tax consequences that are not discussed herein. A Contract Owner contemplating any such transfer, assignment, or exchange should consult a tax advisor as to the tax consequences.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments. Estate taxes may also apply.

WITHHOLDING

Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

FEDERAL ESTATE TAXES

While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under the federal tax law.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The preceding discussion provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

DIVERSIFICATION

The Code provides that the underlying investments for a Non-Qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the Investment Options are being managed so as to comply with the requirements.

In some circumstances, owners of variable annuities who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the policies, we believe that the Contract Owner should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Contract to bring it into conformity with applicable standards should such modification be necessary to prevent Contract Owners from being treated as the owners of the underlying Separate Account assets.

9. ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
The money in your Contract is available under the following circumstances:

o   by making a withdrawal;
o   by having us make Annuity Payments; or
o   when a death benefit is paid to your Beneficiary.

Withdrawals can only be made during the Accumulation Phase. When you make a full withdrawal, you will receive your Contract Value on the Business Day the withdrawal request is received at our Service Center:

o based upon the number of Accumulation Units held by your Contract on that Business Day and valued at the next available daily price established after receipt of the withdrawal request,
o    less any applicable withdrawal charge,
o    less any deductions we make for premium tax, and
o    less any contract maintenance charge.

See the Fee Tables and section 7, Expenses for a discussion of the charges.

For persons purchasing a Contract now, there will not be a minimum associated with requesting a partial withdrawal and there will not be a minimum amount of Contract Value that we require to remain in the Contract after requesting a partial withdrawal for as long as you hold the Contract. However, we reserve the right to institute a minimum partial withdrawal amount and/or require a minimum amount of Contract Value to remain in the Contract after a partial withdrawal for future Contract purchasers. In the future, if we require a minimum amount of Contract Value to remain in the Contract, we reserve the right to treat a request for a withdrawal that reduces the Contract Value below this minimum as a request for a full withdrawal of the Contract.

We will make any partial withdrawal (including any withdrawal charge) pro rata from the Investment Options. If your Contract includes Living Guarantees and the amount in the Investment Options is less than the partial withdrawal you request, then the remaining amount will come from the FPAs on a FIFO (first in, first out) basis.

We will pay the amount of any withdrawal from the Investment Options within seven (7) days of when we receive your request in good order unless the suspension of payments or transfers provision is in effect.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. WITHDRAWALS FROM TSAS OR 403(B) CONTRACTS MAY BE RESTRICTED. (SEE
SECTION 8, TAXES.)

GUARANTEED WITHDRAWAL BENEFIT (GWB)

At issue you can select either a Contract with Living Guarantees or a Contract without Living Guarantees. IF YOU DO NOT MAKE A SELECTION, THE LIVING GUARANTEES WILL APPLY TO YOUR CONTRACT. AFTER THE ISSUE DATE THE LIVING GUARANTEES CANNOT BE ADDED TO, OR REMOVED FROM, YOUR CONTRACT. If your Contract includes Living Guarantees, you will have the GWB. There are no additional fees or charges for selecting the Living Guarantees.

Beginning on the third Contract Anniversary, this benefit provides you will be able to take withdrawals in each Contract Year, regardless of your Contract Value. The GWB is not available before the third Contract Anniversary. The GWB value is equal to total Purchase Payments less GWB adjusted partial withdrawals. Each Contract Year you can take GWB withdrawals of up to 10% of your total Purchase Payments (the partial withdrawal privilege). However, you cannot take a GWB withdrawal of more than your remaining GWB value. The maximum allowable GWB withdrawal that you can take in a Contract Year is the partial withdrawal that is equal to the lesser of the partial withdrawal privilege, or the remaining GWB value. You can continue to take GWB withdrawals until you have withdrawn all of the GWB value. This means that under the GWB, if your Contract Value is less than or equal to zero your Contract will continue until you have withdrawn all the Purchase Payments less GWB adjusted partial withdrawals.

The GWB is non-cumulative, which means that if you do not use your 10% in a given Contract Year, it will not carry over to the next year. GWB withdrawals are not subject to the withdrawal charge. Any withdrawals you take in excess of your partial withdrawal privilege may be subject to a withdrawal charge, and will reduce the amount available for future GWB withdrawals. GWB withdrawals will be treated as withdrawals for tax purposes, and if you are younger than age 59 1/2 the GWB withdrawal may also be subject to a 10% penalty tax.

Withdrawals may reduce the GWB value by a greater amount than the withdrawal. If the Contract Value at the time of withdrawal is greater than the remaining GWB value, the GWB value will be reduced by the dollar amount of the withdrawal. If the Contract Value at the time of withdrawal is less than the remaining GWB value, the GWB value may be reduced by more than the withdrawal amount.

GWB ADJUSTED PARTIAL WITHDRAWALS PRIOR TO THE THIRD CONTRACT ANNIVERSARY = PW X GWBV. GWB ADJUSTED PARTIAL WITHDRAWALS ON OR AFTER THE THIRD CONTRACT ANNIVERSARY = GWBA + (RPWA X GWBV).

       PW =     The amount of the partial withdrawal including any applicable withdrawal charge.
       GWBA =   The amount of the partial withdrawal* that together with
                any previous partial withdrawals* taken during the Contract
                Year does not exceed the maximum allowable GWB withdrawal
                for the Contract Year.
       RPWA =   The remaining amount of the partial withdrawal* including any applicable withdrawal charge.
      GWBV =    The greater of one or (a) divided by (b) where:
               (a) = the remaining GWB value on the day of (but prior to) the partial withdrawal.
               (b) = the Contract Value on the day of (but prior to) the partial withdrawal.

* Includes GWB withdrawals.

The GWB will terminate upon the earliest of:

o    Contract termination,
o    the Income Date,
o    the GWB value is zero or less, or
o the death of the Contract Owner (unless the spouse continues the Contract as the new Contract Owner).

SYSTEMATIC WITHDRAWAL PROGRAM

If your Contract Value is at least $25,000, the systematic withdrawal program provides automatic monthly or quarterly payments to you. The minimum amount you can withdraw under this program is $500. You may withdraw any amount you want under this program if your Purchase Payments are no longer subject to the withdrawal charge. The systematic withdrawal program is subject to the partial withdrawal privilege. The total systematic withdrawals that you can make each Contract Year without incurring a withdrawal charge is limited to your partial withdrawal privilege amount for that Contract Year. Any additional withdrawals in a Contract Year, when combined with systematic withdrawals that exceed the partial withdrawal privilege will be subject to any applicable withdrawal charge. For a discussion of the withdrawal charge and the partial withdrawal privilege, see section 7, Expenses. All systematic withdrawals will be made on the ninth day of the month or the previous Business Day if the ninth is not a Business Day. You will not be charged additional fees for participating in or terminating from this program.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

THE MINIMUM DISTRIBUTION PROGRAM AND REQUIRED MINIMUM DISTRIBUTION (RMD)PAYMENTS

If you own a Qualified Contract, you may elect to participate in the minimum distribution program during the Accumulation Phase of the Contract. Under this program, we will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for Qualified Contracts. We can make payments to you on a monthly, quarterly, or annual basis. If your Contract Value is less than $25,000 we will only make payments annually. RMD payments from this Contract will not be subject to a withdrawal charge, but they will count against your partial withdrawal privilege. Any additional withdrawals in a Contract Year, when combined with RMD withdrawal payments that exceed the partial withdrawal privilege, will be subject to any applicable withdrawal charge.

INHERITED IRA CONTRACTS. If you (the Contract Owner) were the spouse of the deceased owner of the previous tax-qualified investment, and your spouse had not yet reached the date at which he/she was required to begin receiving required minimum distribution (RMD) payments, then you can elect to wait to begin receiving RMD payments until the year that your spouse would have reached age 70 1/2. Alternatively, if the deceased owner of the previous tax-qualified investment had already reached the date at which he/she was required to begin receiving RMD payments, the Contract Owner of this Inherited IRA Contract can elect to begin RMD payments based on his/her single life expectancy in the year following the deceased owner's death, or (if longer) the deceased previous owner's life expectancy in the year of his/her death reduced by one. The Contract Owner of an Inherited IRA Contract must begin to receive these RMD payments by December 31 of the year following the year of the deceased previous owner's death.

YOU CANNOT PARTICIPATE IN THE SYSTEMATIC WITHDRAWAL AND THE MINIMUM DISTRIBUTION PROGRAMS AT THE SAME TIME. THE MINIMUM DISTRIBUTION PROGRAM IS CURRENTLY NOT AVAILABLE UNDER 403(B) CONTRACTS.

This Contract offers a choice of Guaranteed Minimum Death Benefits (GMDBs) and optional Living Guarantees that provide a Guaranteed Account Value (GAV) Benefit and a Guaranteed Withdrawal Benefit (GWB). Required minimum distribution (RMD) payments will reduce your GAV, GWB value, GMDB value, MAV(if applicable) and amounts available under your partial withdrawal privilege. We encourage Contract Owners purchasing Qualified Contracts that are subject to RMD payments to consult a tax advisor regarding these benefits.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings); o trading on the New York Stock Exchange is restricted;
o an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or we cannot reasonably value the Investment Option shares; o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

We reserve the right to defer payment for a withdrawal or transfer from any general account Investment Choice for the period permitted by law but not for more than six months. Any suspension or postponement will be made in accordance with the deferment provisions of the Investment Company Act of 1940, as amended.


10. ILLUSTRATIONS
--------------------------------------------------------------------------------
In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we may provide you with certain personalized illustrations upon request and free of charge. These illustrations may provide hypothetical depictions of either the "payin", or Accumulation Phase, or the Annuity Payment or "payout" phase. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized" performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%.


The illustrations are not guarantees or representations as to future performance or any specific rate of return. You can request an illustration free of charge by contacting your registered representative.

11. DEATH BENEFIT
--------------------------------------------------------------------------------
At the time you purchase the Contract, you may be able to select one of two death benefit options. If you do not make a selection, the Traditional Guaranteed Minimum Death Benefit (Traditional GMDB) will apply to your Contract.

The Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB) is available at Contract issue for an additional mortality and expense risk (M&E) charge if all Owners are age 76 or younger on the Issue Date. The Enhanced GMDB does not provide any additional benefit before the first Contract Anniversary and the benefit values may be limited after age 81. As a result, any Owner who is nearing age 65 should determine if purchasing a benefit for which there is an additional cost is appropriate for their situation.

YOU MAY ONLY SELECT ONE DEATH BENEFIT AND ONCE YOU SELECT A DEATH BENEFIT YOU CANNOT CHANGE OR CANCEL IT. BE SURE TO DISCUSS WITH YOUR REGISTERED REPRESENTATIVE WHETHER YOUR SELECTED DEATH BENEFIT IS APPROPRIATE FOR YOUR SITUATION. PLEASE REFER TO THE APPLICABLE ENDORSEMENTS TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE DEATH BENEFITS.

If you own the Contract jointly, we will use the age of the older Joint Owner to determine the death benefit. If the Contract is owned by a non-individual (for example, a qualified plan or trust), we will use the Annuitant's age to determine the death benefit for all currently offered Contracts.

The use of the term "you" in this section refers to the Annuitant if the Contract is owned by a non-individual; otherwise it refers to the Contract Owner.

Any part of the death benefit amount that had been invested in the Investment Options remains in the Investment Options until distribution begins. From the time the death benefit is determined until we make a complete distribution, any amount in the Investment Options will be subject to investment risk that will be borne by the Beneficiary.

DEATH OF THE CONTRACT OWNER

If any Owner (whether or not they are an Annuitant) dies during the Accumulation Phase, we will pay a death benefit to the Beneficiary. In the case of Joint Owners, if one Joint Owner dies, the surviving Joint Owner will be considered the Beneficiary. We will treat any other Beneficiary designation on record at the time of death as a contingent Beneficiary.

If the Contract is owned jointly and one Joint Owner dies during the Payout Phase, the remaining Joint Owner becomes the Contract Owner. If all Owners die during the Payout Phase, the Beneficiary becomes the Contract Owner.

If any Owner who is not an Annuitant dies during the Payout Phase, any remaining Annuity Payments under the selected Annuity Option will continue to the Payee at least as rapidly as they were being paid at the Owner's death. If any Owner who is also an Annuitant dies during the Payout Phase, any remaining amounts payable will be as provided for in the selected Annuity Option and will be paid at least as rapidly as they were being paid at the Owner's death. For more information regarding the amounts payable upon the death of the Owner/Annuitant, please see section 2, Annuity Payments (The Payout Phase).

INHERITED IRA CONTRACTS. Upon the death of the Contract Owner under an Inherited IRA Contract, the Beneficiary can either elect to:

o continue to receive the required minimum distribution payments based on the remaining life expectancy of the previous Contract Owner and the Contract Value (less any deduction we make for premium taxes) as of the Business Day we receive due proof of death and the appropriately completed election form at our Service Center; or
o receive a lump sum payment based on the Contract Value (less any deduction we make for premium taxes) as of the Business Day we receive due proof of death and the appropriately completed election form at our Service Center.

DEATH OF THE ANNUITANT

If the Annuitant who is not an Owner dies during the Accumulation Phase, the Contract Owner will become the Annuitant unless he/she designates another Annuitant within 30 days of the death of the Annuitant. However, if the Contract is owned by a non-individual (for example, a qualified plan or trust) and the Annuitant dies during the Accumulation Phase on all currently offered Contracts:

o   we will treat the death of the Annuitant as the death of the Contract Owner,
o   we will pay a death benefit to the Beneficiary, and
o   a new Annuitant may not be named.

If the Annuitant (whether or not they are an Owner) dies during the Payout Phase, any remaining amounts payable will be as provided for in the selected Annuity Option and will be paid at least as rapidly as they were being paid at the Annuitant's death. For more information regarding the amounts payable upon the death of the Annuitant, please see section 2, Annuity Payments (The Payout Phase).

TRADITIONAL GUARANTEED MINIMUM DEATH BENEFIT (TRADITIONAL GMDB)

If the Traditional GMDB applies, the amount of the death benefit will be the greater of 1 or 2, less any deductions we make for premium tax.

1. The Contract Value determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center.

2. The GMDB value, which is the total of all Purchase Payments reduced for each GMDB adjusted partial withdrawal you made.

ENHANCED GUARANTEED MINIMUM DEATH BENEFIT (ENHANCED GMDB)

If the Enhanced GMDB applies, the amount of the death benefit will be the greater of 1, 2 or 3, less any deductions we make for premium tax.

1. The Contract Value determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center.

2. The GMDB value, which is the total of all Purchase Payments reduced for each GMDB adjusted partial withdrawal you made.

3. The MAV, as defined below, determined as of the end of the Business Day during which both due proof of death and election of the death benefit payment option have been received at our Service Center.

The death benefit provided by the Enhanced GMDB will never be less than the death benefit provided by the Traditional GMDB, however, it may be equal to the death benefit provided by the Traditional GMDB.

MAXIMUM ANNIVERSARY VALUE (MAV)

The MAV on the Issue Date is equal to your initial Purchase Payment.

On each Business Day other than a Contract Anniversary and before the date of your death, the MAV is equal to:

o its value on the immediately preceding Business Day, o plus any additional Purchase Payments received that day, and o reduced for each GMDB adjusted partial withdrawal you made that day.

On every Contract Anniversary prior to your 81st birthday and before the date of your death, the MAV is equal to:

o the highest Contract Value that occurred on the Issue Date or any Contract Anniversary, o plus subsequent additional Purchase Payments you made since that Contract Anniversary or Issue Date, and o reduced for each GMDB adjusted partial withdrawal you made since that Contract Anniversary or Issue Date.

Beginning with the Contract Anniversary that occurs on or after your 81st birthday and before the date of your death, we calculate the MAV in the same way that we do on any Business Day other than a Contract Anniversary.

GMDB ADJUSTED PARTIAL WITHDRAWAL =  PW  X  GMDB

     PW = The amount of the partial withdrawal including any applicable withdrawal charge.
     GMDB = The greater of one or (a) divided by (b) where:
          (a) = the death benefit on the day of (but prior to) the partial withdrawal.
          (b) = the Contract Value on the day of (but prior to) the partial withdrawal.

Any withdrawals you take may reduce the GMDB value and/or MAV by a greater amount than the withdrawal. If the Contract Value at the time of withdrawal is greater than the death benefit, the GMDB value and/or MAV will be reduced by the dollar amount of the withdrawal. If the Contract Value at the time of withdrawal is less than the death benefit, the GMDB value and/or MAV will be reduced by more than the withdrawal amount.

Your GMDB endorsement will terminate upon the earliest of:

o   the Income Date, or
o   Contract termination.

 DEATH BENEFIT EXAMPLES


o You purchase the Contract currently offered by this prospectus with an initial Purchase Payment of $100,000. You choose not to include the Living Guarantees in your Contract. You are the only Contract Owner and are age 69 or younger on the Issue Date.
o    You make no additional Purchase Payments.
o    The MAV on the ninth Contract Anniversary is $180,000.
o You request a partial withdrawal of $20,000 in the tenth Contract Year when the Contract Value on the date of (but prior to the partial withdrawal) is $160,000. The withdrawal charge period on the initial Purchase Payment has expired so there is no withdrawal charge on this partial withdrawal. You take no other partial withdrawals.
o    The Contract Value on the tenth Contract Anniversary is $140,000.


NOTE: The M&E charges are higher for Contracts with the Enhanced GMDB than for Contracts with the Traditional GMDB. If the differences in these charges were reflected in the assumptions listed above the Contract Values would be lower for Contracts with the Enhanced GMDB than for Contracts with the Traditional GMDB.

TRADITIONAL GMDB:

We calculate the death benefit on the tenth Contract Anniversary as the greater of:

         1) Contract Value:                                                     $140,000
                                                                                ========

         2) Total Purchase Payments                                             $100,000
               Reduced by the GMDB adjusted partial withdrawal:
                  the amount of the partial withdrawal multiplied
                  by the greater of one, or on the day of (but prior to)
                  the partial withdrawal, the death benefit divided by the
                  Contract Value = $20,000 x greater of one or
                  ($160,000/$160,000) = $20,000 x 1 =                           -  20,000
                                                                                ---------
                                                                                $ 80,000

Therefore, the death benefit under the Traditional GMDB on the tenth Contract
Anniversary is $140,000.

ENHANCED GMDB:

We calculate the death benefit on the tenth Contract Anniversary as the greater of:

         1) Contract Value:                                                      $140,000
                                                                                 ========

         2) Total Purchase Payments                                              $100,000
               Reduced by the GMDB adjusted partial withdrawal                  -  22,500
                                                                                ---------
                                                                                 $ 77,500
         3) The MAV:
               The MAV on the ninth Contract Anniversary                         $180,000
                  Reduced by the GMDB adjusted partial withdrawal               -  22,500
                                                                                ---------
                                                                                 $157,500

         The   GMDB adjusted partial withdrawal: the amount of the partial withdrawal multiplied by the greater of one, or on the day of
               (but prior to) the partial withdrawal, the death benefit divided by the Contract Value = $20,000 x greater of one or
               ($180,000/$160,000) = $20,000 x 1.125 =                           $22,500


Therefore, the death benefit under the Enhanced GMDB on the tenth Contract
Anniversary is equal to $157,500.

DEATH BENEFIT PAYMENT OPTIONS

If you have not previously designated a death benefit payment option, a Beneficiary must request the death benefit be paid under one of the death benefit payment options below. If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current Contract Value, or if greater, the death benefit value. An election by the spouse to continue the Contract must be made in a form satisfactory to us at our Service Center within 60 days after the later of the date of death or the date a death benefit payment option election is received by us. If a lump sum payment is requested, we will pay the amount within seven days of receipt of proof of death and the valid election, including any required governmental forms, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from a state. We will pay interest as required by the state from the date of death when there is a delay in the payment of the death benefit.

OPTION A: lump sum payment of the death benefit.

OPTION B: payment of the entire death benefit within five years of the date of any Owner's death.

OPTION C: payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Distribution under this option must begin within one year of the date of any Owner's death.

Any portion of the death benefit not applied under an Annuity Option within one year of the date of the Contract Owner's death must be distributed within five years of the date of death.

If the Beneficiary wants to receive the payment other than in a lump sum, he/she may only make such an election during the 60 day period after the day that the lump sum first became payable.

12. OTHER INFORMATION
--------------------------------------------------------------------------------
ALLIANZ LIFE OF NEW YORK


Allianz Life of New York is a stock life insurance company organized under the laws of the state of New York on September 21, 1982. We offer fixed and variable annuities and group life, accident and health insurance products. We are licensed to do direct business in six states, including New York and the District of Columbia. We are a subsidiary of Allianz SE, which is a provider of integrated financial services.


THE SEPARATE ACCOUNT

We established Allianz Life of NY Variable Account C, the Separate Account,(formerly Preferred Life Variable Account C)as a separate account under New York insurance law on February 26, 1988. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to our general account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the Contracts. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The obligations of the Separate Account are not generalized obligations of Allianz Life of New York.

DISTRIBUTION


Allianz Life Financial Services, LLC (Allianz Life Financial), previously USAllianz Investor Services, LLC, a wholly-owned subsidiary of Allianz Life Insurance Company of North America, serves as principal underwriter for the Contracts. Allianz Life Financial, a limited liability company organized in Minnesota, is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. Allianz Life Financial is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the NASD, Inc. Allianz Life Financial is not a member of Securities Investors Protection Corporation. More information about Allianz Life Financial is available at http://www.nasd.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD, Inc. describing its Public Disclosure Program.

We have entered into a distribution agreement with our affiliate Allianz Life Financial for the distribution and sale of the Contracts. Allianz Life Financial does not itself sell the Contracts on a retail basis. Rather, Allianz Life Financial enters into selling agreements with other third-party broker/dealers registered under the 1934 Act (selling firms) for the sale of the Contracts. Two of these selling firms, USAllianz Securities, Inc., and Questar Capital Corporation, are our affiliates. We pay sales commissions to the selling firms and their registered representatives. Investment Options that assess Rule 12b-1 fees make payments of the fees to Allianz Life Financial under their distribution plans in consideration for providing certain services and incurring certain expenses permitted under the Investment Option's plan. These payments typically equal 0.25% of an Investment Option's average daily net assets for the most recent calendar year. The investment adviser and/or subadviser (and/or their affiliates) of the Investment Options may from time to time make payments for administrative services to Allianz Life Financial or its affiliates.


The maximum commission payable for Contract sales by the registered representatives of the selling firms is expected not to exceed 7% of Purchase Payments. Sometimes, we enter into an agreement with the selling firm to pay commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 7% of Purchase Payments).


We may fund Allianz Life Financial's operating and other expenses, including: overhead; legal and accounting fees; registered representative training; compensation for the Allianz Life Financial management team; and other expenses associated with the Contracts. Registered representatives and their managers are also eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with Allianz Life Financial. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items. Registered representatives and managers may receive other payments from us for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

We and/or Allianz Life Financial may pay certain selling firms additional marketing support allowances for:


o    marketing services and increased access to registered representatives;
o    sales promotions relating to the Contracts;
o costs associated with sales conferences and educational seminars for their registered representatives; and
o    other sales expenses incurred by them.

We retain substantial discretion in determining whether to grant a marketing support payment to a particular broker/dealer firm and the amount of any such payment. However, we do consider a number of specific factors in determining marketing support payments, which may include a review of the following:

o the level of existing sales through the broker/dealer firm and the potential for new or additional sales;
o the organizational "fit" between the broker/dealer firm and the type of wholesaling and marketing force we operate;
o whether the broker/dealer firm's operational, IT, and support services structure and requirements are compatible with our method of operation;
o whether the broker/dealer firm's product mix is oriented toward our core markets;
o whether the broker/dealer firm has a structure facilitating a marketing support arrangement, such as frequent registered representative meetings and training sessions;
o the potential return on investment of investing in a particular firm's system;
o our potential ability to obtain a significant level of the market share in the broker/dealer firm's distribution channel;
o    the broker/dealer firm's registered representative and customer profile;
     and
o the prominence of the broker/dealer firm in its marketing channel and its reputation.

We may also make payments for marketing and wholesaling support to broker/dealer affiliates of Investment Options that are available through the variable annuities we offer. Additional information regarding marketing support payments can be found in the Distributor section of the Statement of Additional Information.


We and/or Allianz Life Financial may make bonus payments to certain selling firms based on aggregate sales of our variable insurance contracts (including this Contract) or persistency standards, or as part of a special promotion. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. In some instances, the amount paid may be significant.


A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract Owners or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.


ADMINISTRATION/ALLIANZ SERVICE CENTER

Delaware Valley Financial Services, LLC (DVFS) performs certain administrative services regarding the Contracts. DVFS is a wholly-owned subsidiary of Allianz Life Insurance Company of North America. Allianz Life Insurance Company of New York is also a subsidiary of Allianz Life Insurance Company of North America. The Service Center is located at 300 Berwyn Park, Berwyn, Pennsylvania. The administrative services performed by the Service Center include:


o    Issuance of the Contracts,
o    Maintenance of Contract Owner records,
o Processing and mailing of account statements and other mailings to Contract Owners, and
o    Routine customer service including:
     -    Responding to Contract Owner correspondence and inquiries,
     -    Processing of Contract changes,
     -    Processing withdrawal requests (both partial and total), and
     -    Processing annuitization requests.


Historically we have compensated DVFS based on a specified fee per transaction and an additional negotiated fee for enhancements to computer systems used to process our business. Currently we are on a cost basis. For the past three calendar years Allianz Life Financial Services, LLC, has paid DVFS $55,646,396 for performing administrative services regarding the Contracts.


To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or our affiliate. Call us at the toll-free number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.

LEGAL PROCEEDINGS

We and our subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that, at the present time, there are no legal proceedings pending or threatened to which we, the Separate Account, or Allianz Life Financial is a party that are reasonably likely to materially affect the Separate Account, our ability to meet our obligations under the Contract, or Allianz Life Financial's ability to perform its contract.

FINANCIAL STATEMENTS

The consolidated financial statements of Allianz Life of New York and the financial statements of the Separate Account have been included in the Statement of Additional Information.


13. GLOSSARY
--------------------------------------------------------------------------------
This prospectus is written in plain English to make it as understandable as possible. However, there are some technical words or terms used which are defined below and are capitalized in the prospectus.

ACCOUNT PERIOD - the length of time for a Fixed Period Account. Account Periods range from one to ten years.

ACCUMULATION PHASE - the period of time before you elect to begin receiving Annuity Payments. Subject to certain restrictions, you can make additional Purchase Payments during this time.

ACCUMULATION UNIT - the units into which we convert amounts invested in the subaccounts during the Accumulation Phase.

ANNUITANT - the natural person upon whose life the Annuity Payments are based. For Qualified Contracts, the Annuitant must be the Contract Owner unless the Contract is owned by a qualified plan. The Contract Owner names the Annuitant at Contract issue.

ANNUITY OPTIONS - the income or payout options available under your Contract.

ANNUITY PAYMENTS - payments made by us to the Payee pursuant to the Annuity Option chosen. Annuity Payments may be variable, fixed or a combination of both variable and fixed.

ANNUITY UNIT - the units into which we convert amounts invested in the subaccounts during the Payout Phase.

BENEFICIARY - the person(s) or entity the Contract Owner names to receive any death benefit. The Beneficiary is named at Contract issue. Unless an irrevocable Beneficiary has been named, the Contract Owner can change the Beneficiary or contingent Beneficiary. If no Beneficiary is named, the Contract Owner's estate becomes the Beneficiary.

BUSINESS DAY - each day on which the New York Stock Exchange is open for trading, except when an Investment Option does not value its shares. Allianz Life of New York is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

CONTRACT - the deferred annuity contract corresponding to this prospectus that allows you to accumulate money tax deferred by making one or more Purchase Payments. It provides for lifetime or other forms of Annuity Payments beginning on the Income Date.

CONTRACT ANNIVERSARY - an anniversary of the Issue Date of your Contract.


CONTRACT OWNER - "you," "your" and "yours". The person or entity named in the Contract who may exercise all rights granted by the Contract. The Contract Owner is designated at Contract issue, unless changed. Contract Owner does not include any Joint Owner.


CONTRACT VALUE - on any Business Day it is equal to the sum of the values of your Investment Choices.

CONTRACT YEAR - any period of twelve (12) months commencing with the Issue Date and each Contract Anniversary thereafter.

FIXED ACCOUNT VALUE - the portion of your Contract Value that is in our general account during the Accumulation Phase.

FIXED PERIOD ACCOUNTS (FPAS) - a type of Investment Choice under our general account that is only available to receive GAV Transfers that we make if your Contract includes the Living Guarantees. FPAs have account periods of anywhere from one to ten years and only one FPA is available each Contract Year. If your Contract includes Living Guarantees, we will make GAV Transfers to and from the FPAs to support these guarantees. You cannot allocate Purchase Payments to the FPAs and you cannot transfer Contract Value into or out of the FPAs. When we make GAV Transfers to an FPA we will credit your money with interest. FPAs are available only during the Accumulation Phase.

GAV FIXED ACCOUNT MINIMUM - if you elect the Living Guarantees this is the minimum amount of Contract Value that we determine must be allocated to a FPA to support the GAV Benefit.

GAV TRANSFERS - if you elect the Living Guarantees these are the transfers we make between the FPAs and your selected Investment Options as a result of our monitoring your daily Contract Value in order to support the GAV Benefit.

INCOME DATE - the date that you begin receiving Annuity Payments under your Contract. This date must be the first day of a calendar month.

INVESTMENT CHOICES - the variable Investment Options are the only Investment Choices available to you under the Contract for Purchase Payments and/or transfers. The Fixed Period Accounts (FPAs) are not currently available to you as an Investment Choice. However, if your Contract includes the Living Guarantees, we will make GAV Transfers to and from the FPAs to support those guarantees. We may add, substitute or remove Investment Choices in the future.

INVESTMENT OPTIONS - the variable Investment Choices available under the Separate Account. You can select up to 15 Investment Options at any one time.

ISSUE DATE - the date as shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.

JOINT OWNERS - a Non-Qualified Contract can be owned by up to two Joint Owners.

LIVING GUARANTEES - at issue you can select either a Contract with Living Guarantees or a Contract without Living Guarantees. IF YOU DO NOT MAKE A SELECTION, THE LIVING GUARANTEES WILL APPLY TO YOUR CONTRACT. AFTER THE ISSUE DATE THE LIVING GUARANTEES CANNOT BE ADDED TO, OR REMOVED FROM, YOUR CONTRACT. The Living Guarantees include the Guaranteed Account Value Benefit and the Guaranteed Withdrawal Benefit. These benefits are not available individually. There are no additional fees or charges associated with these benefits.

NON-QUALIFIED CONTRACT - a Contract that is not purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code.

OWNER - the Contract Owner and/or any Joint Owner.

PAYEE - the person or entity you designate to receive Annuity Payments during the Payout Phase. An Owner or Annuitant can be the Payee but it is not required under the Contract. If you do not designate a Payee by the Income Date, we will make Annuity Payments to the Contract Owner. The Contract Owner can change the Payee at any time.

PAYOUT PHASE - the phase your Contract is in once Annuity Payments begin.

PURCHASE PAYMENT - the money you put in the Contract.

QUALIFIED CONTRACT - a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code (for example, 401(k) and H.R. 10 plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA, 403(b), or "90-24 transfer" contracts). Currently we issue Qualified Contracts which include but may not be limited to Roth IRAs, Traditional IRAs, Simplified Employee Pension (SEP) IRAs and TSA, 403(b) transfer Contracts ("90-24 transfers").

SEPARATE ACCOUNT - Allianz Life of NY Variable Account C is the Separate Account that issues your Contract. It is a separate investment account of Allianz Life of New York. The Separate Account holds the assets invested in the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

SEPARATE ACCOUNT VALUE - the portion of your Contract Value that is in the subaccounts of the Separate Account during the Accumulation Phase. We calculate the Separate Account Value by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount and then adding those results together.


SERVICE CENTER - The Allianz Service Center. Our Service Center address and phone number are listed at the back of this prospectus.


TRUE UP - if your Contract includes Living Guarantees, on the fifth and subsequent Contract Anniversaries we will compare your Contract Value to the GAV established five years ago adjusted for any partial withdrawals made in the last five Contract Years. If your Contract Value on these occasions is less than this amount, we will credit your Contract with an amount equal to that difference. We will allocate this credit to your Investment Options in proportion to the amount of Separate Account Value in each of the Investment Options on the date of allocation. The application of this credit is called a True Up.

14. TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                          Page
     Allianz Life of New York..........................................     2
     Experts...........................................................     2
     Legal Opinions....................................................     2
     Distributor.......................................................     2
     Reduction or Elimination of the
        Withdrawal Charge..............................................     3
     Federal Tax Status................................................     3
        General........................................................     3
        Diversification................................................     3
        Contract Owner Control.........................................
        Contracts Owned by Other Than Natural Persons..................     4
        Income Tax Withholding.........................................     4
        Required Distributions.........................................     5
        Qualified Contracts............................................     5
     Guaranteed Account Value (GAV) Transfers..........................     6
     Annuity Provisions................................................     6
        Annuity Units/Calculating Annuity Payments.....................     6
     Mortality and Expense Risk Guarantee..............................     6
     Financial Statements..............................................     7

--------------------------------------------------------------------------------
15. PRIVACY NOTICE
A NOTICE ABOUT YOUR NONPUBLIC FINANCIAL AND HEALTH INFORMATION (JANUARY 2006)

PRIVACY NOTICE REVISIONS:
Our privacy and security policies have not changed. However, changes have been made to our privacy notice to make the policies clear.

o The "We Collect Information About You" section now includes a reference to your agent.
o The "We May Disclose Information About You" section has been changed, so that you know when your information may be shared with affiliated or non-affiliated companies.
o We do not sell or disclose your information to anyone for marketing purposes. We have added a section stating this.
o The "Access and/or Correction of Your Information" section has been expanded.
o Our address has changed. The new address appears at the bottom of this notice.

WE CARE ABOUT YOUR PRIVACY!

This notice is required by federal and state privacy laws. It describes the privacy policy of Allianz Life of NY. Your privacy is important to us. It will be treated with the highest degree of confidentiality. We need to collect certain information from you so that we can provide insurance products to you. We are committed to maintaining the privacy of this information in accordance with law. All persons with access to your information must follow this policy.

WE COLLECT INFORMATION ABOUT YOU. THIS INCLUDES:

o INFORMATION FROM YOU - from forms such as applications, claim forms, or other forms.
o INFORMATION ABOUT YOUR TRANSACTIONS WITH US - such as your account balances and payment history.
o INFORMATION FROM THIRD PARTIES - including your doctor(s) and insurance agent, as well as consumer reporting agencies.

WE MAY DISCLOSE INFORMATION ABOUT YOU:
o TO OUR SERVICE PROVIDERS. Information may be shared with persons or companies who collect premiums, investigate claims, or administer benefits.
o TO AFFILIATED AND NONAFFILIATED COMPANIES. Information may be shared with such companies who service your policy(s).
o AS PERMITTED OR REQUIRED BY LAW. Information may be shared with government and law enforcement agencies.
o IN OTHER CIRCUMSTANCES. We provide information to other persons or companies in order to issue or service your policy. These include medical providers, your insurance agent, and consumer reporting agencies. Consumer reporting agencies may retain your information and disclose it to others.

WE DO NOT DISCLOSE YOUR INFORMATION FOR MARKETING PURPOSES: For this reason, no "opt-in" or "opt-out" election is required.

CONFIDENTIALITY AND SECURITY OF YOUR INFORMATION:
We protect your information. The only persons who have access to your information are those who must have it to provide our products and services to you. We maintain physical, electronic, and procedural safeguards to protect your information.

INFORMATION ABOUT OUR FORMER CUSTOMERS:
We secure the information we retain about our former customers. Any disclosure of that information must be as described in this notice. We do not disclose information about our former customers except as allowed or required by law.

ACCESS AND/OR CORRECTION OF YOUR INFORMATION:
You have a right to access the information we keep about you. You may also request correction of that information. The request must be made to us in writing. We will respond to your request within 30 days. Access rights do not apply to information collected for (1) claim process; or (2) civil or criminal proceedings.

NOTIFICATION OF CHANGE:
If we revise our privacy practices in the future, we will notify you prior to the changes.

CONTACT INFORMATION:
If you have any questions or concerns about our privacy policies or procedures, please call us at 212.586.7733 or write us at the following address.

    Allianz Life Insurance Company of New York
    One Chase Manhattan Plaza - 37th Floor
    New York, NY 10005-1423
                                                            M40018-NY (R-1/2006)

APPENDIX A - ANNUAL OPERATING EXPENSES FOR EACH INVESTMENT OPTION
--------------------------------------------------------------------------------

This table describes, in detail, the annual expenses for each of the Investment
Options. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent calendar year. Except for the AZL Funds and the PIMCO VIT portfolios, neither the Investment Options nor their advisers are affiliated with Allianz Life. Expenses may vary in current and future years. See the Investment Option prospectuses for further information regarding the expenses you may expect to pay.

             ANNUAL OPERATING EXPENSES BEFORE FEE WAIVERS OR EXPENSE
                                 REIMBURSEMENTS
                                     ---------------------------------------------------------
INVESTMENT OPTION                    MANAGEMENT RULE         SERVICE   OTHER         TOTAL     AMOUNT OF   TOTAL ANNUAL
                                                                                                             OPERATING
                                                                                                             EXPENSES
                                                                                                               AFTER
                                                                                              CONTRACTUAL  SCONTRACTUAL
                                                                                              FEE WAIVERS   FEE WAIVERS
                                                 12B-1                                             AND       OR EXPENSE
                                        FEES      FEES*       FEES      EXPENSES              REIMBURSEMENT REIMBURSEMENTS
--------------------------------------------------------------------------------------------------------------------------
AZL AIM Basic Value Fund(1)              .75%       .25%         -         .20%       1.20%          -%         1.20%
-------------------------------------------------------------------------------------------------------------------------
AZL AIM International Equity Fund(1)    .90        .25           -        .35        1.50          .05          1.45
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL LMP Large Cap Growth Fund(1)        .80        .25           -        .16        1.21          .01          1.20
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL LMP Small Cap Growth Fund(1)        .85        .25           -        .25        1.35            -          1.35
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL ColumbiaTechnology Fund(1)          .84        .25           -        .26        1.35            -          1.35
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Davis NY Venture Fund - Class       .75          -           -        .20         .95            -           .95
1(1),(8),(9)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Davis NY Venture Fund - Class       .75        .25           -        .20        1.20            -          1.20
2(1),(8)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Davis VA Financial Portfolio(7)         .75          -           -        .10         .85            -           .85
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Dreyfus Founders Equity Growth      .80        .25           -        .17        1.22          .02          1.20
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Dreyfus Premier Small Cap Value     .90          -           -        .27        1.17          .02          1.15
Fund - Class 1(1),(8),(9)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Dreyfus Premier Small Cap Value     .90        .25           -        .27        1.42          .07          1.35
Fund - Class 2(1),(8)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Dreyfus IP Small Cap Stock Index        .35        .25           -          -         .60            -           .60
Portfolio - Service Shares(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund, Inc. -        .25        .25           -        .02         .52            -           .52
Service Shares(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Franklin Small Cap Value Fund(1)    .75        .25           -        .15        1.15            -          1.15
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin Global Communications          .58        .25           -        .07         .90            -           .90
Securities Fund - Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin Growth and Income              .48        .25           -        .03         .76            -           .76
Securities Fund - Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin High Income Securites Fund     .56        .25           -        .04         .85            -           .85
- Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund -       .46        .25           -        .02         .73            -           .73
Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin Large Cap Growth               .73        .25           -        .03        1.01            -          1.01
Securities Fund - Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin U.S. Government Fund -         .49        .25           -        .03         .77            -           .77
Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2010 -        .62          -           -        .07         .69            -           .69
Class 1(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Mutual Discovery Securities Fund -      .80        .25           -        .23        1.28            -          1.28
Class 2(2)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund -         .60        .25           -        .18        1.03            -          1.03
Class 2(2)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund -     .65        .25           -        .17        1.07          .05          1.02
Class 2(2),(4)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund -      .75        .25           -        .07        1.07            -          1.07
Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Jennison 20/20 Focus Fund(1)        .80        .25           -        .17        1.22          .02          1.20
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Jennison Growth Fund(1)             .80        .25           -        .23        1.28          .08          1.20
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Legg Mason Growth Fund(1)           .85        .25           -        .21        1.31          .01          1.30
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Legg Mason Value Fund(1)            .75        .25           -        .20        1.20            -          1.20
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Neuberger Berman Regency            .75        .25           -        .30        1.30            -          1.30
Fund(1),(6)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL OCC Opportunity Fund(1)             .85        .25           -        .25        1.35            -          1.35
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL OCC Renaissance Fund(1)             .75        .25           -        .19        1.19            -          1.19
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL OCC Value Fund(1)                   .75        .25           -        .20        1.20            -          1.20
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
OpCap Mid Cap Portfolio(10)             .80          -           -        .74        1.54          .47          1.07
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer Developing             1.25        .25           -        .20        1.70          .05          1.65
Markets Fund(1),(6)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer Global Fund -           .90          -           -        .30        1.20            -          1.20
Class 1(1),(8),(9)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer Global Fund - Class     .90        .25           -        .30        1.45            -          1.45
2(1),(8)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer International           .84        .25           -        .42        1.51          .06          1.45
Growth Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer Main Street Fund -      .80          -           -        .23        1.03          .08           .95
Class 1(1),(8),(9)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer Main Street Fund -      .80        .25           -        .23        1.28          .08          1.20
Class 2(1),(8)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL PIMCO Fundamental IndexPLUS         .75        .25           -        .20        1.20            -          1.20
Total Return Fund(1),(6)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT All Asset Portfolio -         .20          -         .15        .86        1.21            -          1.21
Admin. Class(5),(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT CommodityRealReturn           .49          -         .15        .94        1.58            -          1.58
Strategy Portfolio - Admin.
Class(5),(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Emerging Markets Bond         .45          -         .15        .41        1.01            -          1.01
Portfolio - Admin. Class(5),(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Global Bond Portfolio         .25          -         .15        .50         .90            -           .90
(Unhedged) - Admin. Class(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio -        .25          -         .15        .35         .75            -           .75
Admin. Class(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio -       .25          -         .15        .26         .66            -           .66
Admin. Class(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio -      .25          -         .15        .25         .65            -           .65
Admin. Class(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Money Market Fund(1)                .35        .25           -        .14         .74            -           .74
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Aggressive Growth        .90        .25           -        .18        1.33          .03          1.30
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Comstock Fund(1)         .74        .25           -        .20        1.19            -          1.19
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Equity and Income        .75        .25           -        .19        1.19            -          1.19
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Global Franchise         .95        .25           -        .23        1.43            -          1.43
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Global Real Estate       .90        .25           -        .20        1.35            -          1.35
Fund(1),(6)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Growth and Income        .76        .25           -        .19        1.20            -          1.20
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Mid-Cap Growth           .83        .25           -        .22        1.30            -          1.30
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Strategic Growth         .85        .25           -        .17        1.27          .07          1.20
Fund(1)
-------------------------------------------------------------------------------------------------------------------------

* The 12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter, Allianz Life Financial Services, LLC, will receive 12b-1 fees, except for those classes of shares that do not pay a 12b-1 fee, as identified in footnote (8).

(1) Allianz Life Advisers, LLC ("AZL"), the Investment Option's investment adviser, and the Investment Option have entered into a written contract limiting operating expenses to the "after waiver" amount listed above through May 1, 2007. The Investment Option is authorized to reimburse AZL for management fees previously waived and/or for the cost of Other Expenses paid by AZL provided that such reimbursement will not cause the Investment Option to exceed the expense limitation noted above. The Investment Option's ability to reimburse AZL in this manner only applies to fees paid or reimbursement made by AZL within the previous three years.
(2) While the maximum amount payable under the Fund's class Rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.
(3) The Fund administration fee is paid indirectly through the management fee.
(4) For the Templeton Foreign Securities Fund, the manager has agreed in advance to make an estimated reduction of 0.05% in their fees to reflect reduced services resulting from the Investment Options' investment in a Franklin Templeton money fund for cash management. The reduction is not voluntary and is required by the Investment Options' Board of Trustees and an exemptive order of the Securities and Exchange Commission.
(5) Contractual fee waivers and reimbursements applicable to the PIMCO VIT All Asset, CommodityRealReturn Strategy and the Emerging Markets Bond Portfolios for the calendar year ending 12/31/05 were .01%, .68% and .01% respectively, resulting in total annual operating expenses after waivers and reimbursements of 1.20%, .90% and 1.00% respectively. Please see the Investment Option prospectuses for further information regarding the Investment Option expenses you may pay for the current fiscal year.
(6) The AZL Neuberger Berman Regency Fund, AZL Oppenheimer Developing Markets Fund, AZL PIMCO Fundamental IndexPLUS Total Return Fund and the AZL Van Kampen Global Real Estate Fund commenced operations as of May 1, 2006. The expenses shown above for these Investment Options are estimated for the current calendar year.
(7) We may enter into certain arrangements under which we, or our affiliate Allianz Life Financial Services, LLC, the principal underwriter for the Contracts, are compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which we provide to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options of other investment portfolios from contracts that we issue or administer. Some advisers may pay us more or less than others, however, the maximum fee that we currently receive is 0.25% of the average aggregate amount invested by us in the Investment Options on a monthly basis.
(8) The AZL Davis NY Venture Fund, AZL Dreyfus Premier Small Cap Value Fund, AZL Oppenheimer Global Fund, and the AZL Oppenheimer Main Street Fund each have Class 1 shares and Class 2 shares. Class 2 shares of each Fund pay a 12b-1 fee of up to 0.25% of its average daily assets. Class 1 shares do not pay a 12b-1 fee.
(9) Not currently available.
(10)OpCap Advisors has contractually agreed to reduce the total annual portfolio operating expenses to the extent they would exceed 1.00% of the Portfolio's average daily net assets. This reduction of annual portfolio operating expenses is guaranteed by OpCap Advisors through December 31, 2015.

This table describes, in detail, the annual expenses for each of the AZL FusionPortfolios. We show the expenses as a percentage of an Investment Option's average daily net assets. The underlying funds may pay 12b-1 fees to the distributor of the Contracts for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the AZL FusionPortfolios, and the AZL FusionPortfolios do not pay service fees or 12b-1 fees. The underlying funds of the AZL FusionPortfolios may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.


                               ANNUAL INVESTMENT OPTION OPERATING
                                 EXPENSES BEFORE FEE WAIVERS OR
                                     EXPENSE REIMBURSEMENTS
                              --------------------------------------
INVESTMENT OPTION             MANAGEMENTRULE    OTHER       TOTAL   UNDERLYING TOTAL        AMOUNT OF     TOTAL ANNUAL
                                                                                                           OPERATING
                                                                                                            EXPENSES
                                                                                                             AFTER
                                                                    FUND                   CONTRACTUAL    CONTRACTUAL
                                                                    EXPENSES   ANNUAL      FEE WAIVERS    FEE WAIVERS
                                        12B-1                       AND 12B-1  OPERATING       AND         OR EXPENSE
                                FEES     FEES*   EXPENSES             FEES**    EXPENSES  REIMBURSEMENTS REIMBURSEMENTS
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
AZL Fusion Balanced              .20%      -%       .30%     .50%      1.02%      1.52%         .20%          1.32%
Fund(1),(2)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
AZL Fusion Growth Fund(1),(2)   .20       -        .18      .38       1.19       1.57          .08           1.49
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
AZL Fusion Moderate             .20       -        .22      .42       1.10       1.52          .12           1.40
Fund(1),(2)
------------------------------------------------------------------------------------------------------------------------

* The 12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter, Allianz Life Financial Services, LLC, will receive 12b-1 fees.

** These expenses include an arithmetic average of the expenses and 12b-1 fees of the underlying funds.

(1) Allianz Life Advisers, LLC ("AZL"), the Investment Option's investment adviser, and the Investment Option have entered into a written contract limiting operating expenses (excluding certain Fund expenses including, but not limited to, any taxes, interest, brokerage fees or extraordinary expenses) from exceeding 0.30% through at least May 1, 2007. The operating expenses covered by the expense limitation include fees deducted from Fund assets such as audit fees and payments to outside trustees. The Investment Option is authorized to reimburse AZL for management fees previously waived and/or for the cost of Other Expenses paid by AZL provided that such reimbursement will not cause the Investment Option to exceed the expense limitations in the agreement. The Manager may request and receive reimbursement of fees waived or limited and other reimbursements made by the Manager. Any reimbursement to the Manager must be made not more than three years from the calendar year in which the corresponding reimbursement to the Investment Option was made.
(2) Persons with Contract Value allocated to the AZL FusionPortfolios will also indirectly pay the expenses of the underlying funds. The underlying fund fees and expenses, ranging from 1.02% to 1.19% after contractual fee waivers and reimbursements are an estimate computed by determining the arithmetic average of the expense ratios of the underlying funds that are available for each Investment Option to purchase. The AZL FusionPortfolios, at the discretion of the Manager, may assign larger weightings to certain funds and may invest in underlying funds not included in this calculation. The range of fees for the underlying funds before contractual fee waivers and reimbursements of the Fund is from 0.65% to 1.58%.
    These expenses will vary, depending upon the allocation of assets to individual underlying funds. In addition, it can be expected that underlying funds may be added or deleted as investments, with a resulting change in expenses. The investment advisers to the underlying funds or their affiliates may pay "service fees" to Allianz Life or its affiliates for providing customer service and other administrative services to Contract purchasers. The amount of such fees may vary by underlying fund. The underlying funds may also pay Rule 12b-1 distribution fees to the distributor of the Contracts. The underlying funds do not pay service fees or 12b-1 fees to the AZL FusionPortfolios, and the Portfolios do not pay service fees or 12b-1 fees.

A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC and is available without charge by contacting us at the phone number or address listed below. The table of contents of the SAI appears before the Privacy Notice in this prospectus.
In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request and free of charge. You can request illustrations by contacting your registered representative. Illustrations demonstrate how your Contract Value, cash surrender value and death benefits change based on the investment experience of the variable Investment Options or the hypothetical rate of return. The illustrations are hypothetical and may not be used to project or predict investment results.

You can also review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling (202) 942-8090.

The SEC also maintains a website (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC's website. If you do not have access to the website you can get copies of information from the website upon payment of a duplication fee by writing to:


    PUBLIC REFERENCE SECTION OF THE COMMISSION
    100 F Street NE
    Washington, DC 20549

You can contact us at:
    ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
    One Chase Manhattan Plaza, 37th Floor
    New York, NY 10005-1423
    (800) 624-0197

If you need service (such as changes in Contract information, inquiry into Contract Values, to request a withdrawal, etc.), please contact our Service
Center:
    ALLIANZ SERVICE CENTER
    P.O. Box 1122
    Southeastern, PA 19398-1122
     (800) 624-0197

                  Part B - Statement of Additional Information

                       STATEMENT OF ADDITIONAL INFORMATION

                              ALLIANZ HIGH FIVE(R)

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       VARIABLE DEFERRED ANNUITY CONTRACT
                                    ISSUED BY
         ALLIANZ LIFE(R) OF NY VARIABLE ACCOUNT C (THE SEPARATE ACCOUNT)
                                       AND
                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
                   (ALLIANZ LIFE OF NEW YORK, WE, US AND OUR,
             FORMERLY PREFERRED LIFE INSURANCE COMPANY OF NEW YORK)


                               ____________, 2006


This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus for the Contract, which is dated the same date as this SAI. Definitions of capitalized terms can be found in the glossary in the prospectus. The prospectus is incorporated in this SAI by reference.

The prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract prospectus, call or write us at:


                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
                      One Chase Manhattan Plaza, 37th Floor
                               New York, NY 10005
                                 (800) 624-0197


                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

               Allianz Life of New York...............................       2
               Experts................................................       2
               Legal Opinions.........................................       2
               Distributor............................................       2
               Reduction or Elimination of the
                    Withdrawal Charge.................................       3
               Federal Tax Status.....................................       3
                   General............................................       3
                   Diversification....................................       4
                   Contract Owner Control.............................       4
                   Contracts Owned by Other Than
                       Natural Persons................................       4
                   Income Tax Withholding.............................       5
                   Required Distributions.............................       5
                   Qualified Contracts................................       5
               Guaranteed Account Value (GAV) Transfers...............       6
               Annuity Provisions.....................................       7
                    Annuity Units/Calculating Annuity Payments........       7
               Mortality and Expense Risk Guarantee...................       7
               Financial Statements...................................       7


                                                                    H5NYSAI-__06

ALLIANZ LIFE OF NEW YORK
--------------------------------------------------------------------------------


Allianz Life of New York is a stock life insurance company organized under the laws of the state of New York. Prior to January 1, 2003, Allianz Life of New York was known as Preferred Life Insurance Company of New York. We are a subsidiary of Allianz Life Insurance Company of North America (Allianz Life), which is also a stock life insurance company. Allianz Life is a subsidiary of Allianz of America, Inc. (AZOA), which is a financial holding company. AZOA is a subsidiary of Allianz SE, which is a provider of integrated financial services. Allianz SE is headquartered in Munich, Germany, and has sales outlets throughout the world. We offer fixed and variable annuities, and group life, accident and health insurance.


Allianz Life of New York does not have a separate custodian for the assets, for example, mutual fund shares, owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life of New York in effect acts as self custodian for the non-certificated shares we own through the Separate Account.


EXPERTS
--------------------------------------------------------------------------------


The financial statements of Allianz Life of NY Variable Account C, formerly Preferred Life Variable Account C, as of and for the year ended December 31, 2005 (including the Statement of Changes in Net Assets of each of the years in the two year period then ended) and the consolidated financial statements of Allianz Life of New York as of December 31, 2005 and 2004 and for each of the years in the three years ended December 31, 2005 included in this SAI have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report included in this SAI and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, Minneapolis, MN.



LEGAL OPINIONS
--------------------------------------------------------------------------------
Stewart D. Gregg, Senior Counsel of Allianz Life of New York, has provided legal advice on certain matters in connection with the issuance of the Contracts.


DISTRIBUTOR
--------------------------------------------------------------------------------


Allianz Life Financial Services, LLC (Allianz Life Financial (previously USAllianz Investor Services, LLC)), a wholly-owned subsidiary of Allianz Life Insurance Company of North America, acts as the distributor. Allianz Life Financial does not sell the Contracts on a retail basis. Rather, Allianz Life Financial enters into selling agreements with other third-party broker/dealers registered under the Securities Exchange Act of 1934 (selling firms) for the sale of the Contracts. The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

We pay commissions for sales of the Contracts. Allianz Life Financial passes through most of the commissions it receives to selling firms for their sales. Allianz Life Financial received sales compensation with respect to the Contracts issued under Allianz Life of NY Variable Account C in the following amounts during the last three calendar years:

                 ------------- -------------------------------- ------------------------------------
                                     AGGREGATE AMOUNT OF          AGGREGATE AMOUNT OF COMMISSIONS
                   CALENDAR      COMMISSIONS PAID TO ALLIANZ    RETAINED BY ALLIANZ LIFE FINANCIAL
                     YEAR              LIFE FINANCIAL             AFTER PAYMENTS TO SELLING FIRMS
                 ------------- -------------------------------- ------------------------------------
                 ------------- -------------------------------- ------------------------------------
                     2003             $4,340,421.06                             $0
                 ------------- -------------------------------- ------------------------------------
                 ------------- -------------------------------- ------------------------------------
                     2004             $4,510,922.42                             $0
                 ------------- -------------------------------- ------------------------------------
                 ------------- -------------------------------- ------------------------------------
                     2005             $4,367,160.63                             $0
                 ------------- -------------------------------- ------------------------------------

We may fund Allianz Life Financial's operating and other expenses including: overhead; legal and accounting fees; registered representative training; deferred compensation and insurance benefits for registered representatives; compensation for the Allianz Life Financial management team; and other expenses associated with the Contracts. We also pay for Allianz Life Financial's operating and other expenses, including overhead, legal and accounting fees.

As described above, Allianz Life Financial sells its Contracts primarily through "wholesaling", in which Allianz Life Financial sells contracts through a large group of mostly non-affiliated broker/dealer firms. Currently, Allianz Life Financial has agreements with approximately 1,200 retail broker/dealers to sell its Contracts. All of the broker/dealer firms except two are non-affiliated. As described in the prospectus, Allianz Life Financial may pay marketing support payments to certain of these firms for providing marketing support services in the sale of the Contracts. Currently, Allianz Life Financial makes marketing support payments to approximately 40-45 firms. These payments vary in amount. In 2005, the five firms receiving the largest payments, ranging from $300,846 to $1,163,541, are listed below. Marketing support payments may also be made to managers of Investment Options or their affiliates for providing Investment Option information and marketing support.

  FIRM NAME
------------------------------
------------------------------
  AIG Advisor Group
  H D Vest Investments
  Linsco/Private Ledger
  National Planning Holdings
  Raymond James


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE
We may reduce or eliminate the amount of the withdrawal charge on the Contracts when Contract sales are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine the entitlement to a reduction of the withdrawal charge after examination of the following factors:

o    the size of the group;
o the total amount of Purchase Payments expected to be received from the group;
o the nature of the group for which the Contracts are purchased, and the persistency expected in that group (for example, the expectation that the Contract Owners will continue to hold the Contracts for a certain period of time);
o the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and
o any other circumstances which we believe to be relevant to determining whether reduced sales or administrative expenses may be expected.

None of these reductions are contractually guaranteed.

We may eliminate the withdrawal charge when the Contracts are issued to an officer, director or employee of Allianz Life of New York or any of its affiliates. We may reduce or eliminate the withdrawal charge when the Contract is sold by a registered representative appointed with Allianz Life of New York to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.


FEDERAL TAX STATUS
--------------------------------------------------------------------------------
NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON OUR UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. WE CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. WE DO NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL
Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. A Contract Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump-sum payment or as Annuity Payments under the selected Annuity Option. For a lump-sum payment received as a full withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract (your investment). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates.

For Annuity Payments, the portion of each payment included in income equals the excess of the payment over the exclusion amount. The exclusion amount for Annuity Payments based on a variable Annuity Option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (which is determined by Treasury Regulations). The exclusion amount for Annuity Payments based on a fixed Annuity Option is determined by multiplying the Annuity Payment by the ratio that the investment in the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Annuity Payments received after the investment in the Contract has been recovered (for example, when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. For certain types of Qualified Contracts there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life of New York.

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

DIVERSIFICATION
Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department (Treasury Department). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of Annuity Payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as this Contract meets the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5), which established diversification requirements for the Investment Options underlying variable contracts such as this Contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these regulations, an Investment Option will be deemed adequately diversified if:

o no more than 55% of the value of the total assets of the Investment Option is represented by any one investment;
o no more than 70% of the value of the total assets of the Investment Option is represented by any two investments;
o no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and
o no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that all Investment Options underlying this Contract will be managed by the investment advisers in such a manner as to comply with these diversification requirements.

CONTRACT OWNER CONTROL
The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an Owner to allocate Purchase Payments and transfer amounts among the investment divisions of the Separate Account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Contract Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS
Under Section 72(u) of the Code, the investment earnings on Purchase Payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, for example, a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified retirement plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

INCOME TAX WITHHOLDING
All distributions or the portion thereof which is included in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain distributions from retirement plans qualified under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or Individual Retirement Annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:

o a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of 10 years or more; or
o    distributions which are required minimum distributions; or
o the portion of the distributions not included in gross income (for example, returns of after-tax contributions); or
o    hardship withdrawals.

Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

REQUIRED DISTRIBUTIONS
In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a Contract Owner. Specifically, Section 72(s) requires that:

(a) if any Owner dies on or after the Income Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and

(b) if any Owner dies prior to the Income Date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death.

These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Contract Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Contract Owner. If the Contract Owner is a non-natural person, then the death or change of an Annuitant is treated as the death of the Contract Owner.

Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

QUALIFIED CONTRACTS
The Contract is designed to be suitable for use under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

General descriptions of the types of qualified plans with which the Contracts may be used can be found in the prospectus. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a qualified plan.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans will utilize annuity tables that do not differentiate on the basis of sex. These annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Qualified plans include special provisions restricting Contract provisions that may otherwise be available and described in this SAI. Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts.

Many withdrawals from Qualified Contracts can be rolled over to an IRA or another qualified retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, 20% of the taxable amount must by law be withheld by us for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal. For more information, please see the prospectus, section 8, Taxes - Distributions - Qualified Contracts.

PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 401(k) of the Code permit employers, including self- employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans. Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment. We may choose not to allow pension or profit sharing plans to purchase this Contract. For more information, please see the prospectus, section 8, Taxes - Distributions - Qualified Contracts.


GUARANTEED ACCOUNT VALUE (GAV) TRANSFERS
--------------------------------------------------------------------------------
To make the GAV Benefit available we monitor your Contract Value daily and periodically transfer amounts between your selected Investment Options and the FPAs. We determine the amount and timing of GAV Transfers between the Investment Options and the FPAs according to a mathematical model.

The mathematical model uses the following formula to compute d, the percentage of Contract Value to be allocated to the Investment Options:
d = N{[ln (C / G) + (r + s(2) / 2) x t] / [s x t]}

where:

     NOTATION        DESCRIPTION
         C           Contract Value
         G           Adjusted Guarantee
         R           Credited Rate
         S           Adjusted Volatility
         T           Time Remaining
         d           Percentage of Contract
                     Value in Investment Options
         N           Cumulative Standard Normal
                     Distribution
        ln           Natural Logarithm

For this formula, we have:
--------------------------------------------------------------------------------
The CONTRACT VALUE includes Contract Value both in the Investment Options and in the FPAs.

The ADJUSTED GUARANTEE for a given GAV is its value adjusted upward to reflect the present value of the guarantee.

The CREDITED RATE is the interest rate credited to the currently available FPA.

The ADJUSTED VOLATILITY is based on the volatility of the Contract Value, as measured by a weighting of the standard deviations of the returns of the Investment Options to which the Contract Value is allocated. It also takes into account the degree to which a Contract's volatility differs relative to the volatility of all Contracts.

The TIME REMAINING for a given GAV is the number of years (including any fraction) which remain until we apply the GAV and make any True Up.

The PERCENTAGE OF CONTRACT VALUE to be allocated to the Investment Options is computed for each future GAV. Ultimately the allocation for a Contract takes into account each future GAV, the limit on allocations to the FPAs during the first two Contract Years, and whether the allocation materially differs from previously computed allocations.

The CUMULATIVE STANDARD NORMAL DISTRIBUTION function assumes that random events are distributed according to the classic bell curve. For a given value it computes the percentage of such events which can be expected to be less than that value.

The NATURAL LOGARITHM function for a given value, computes the power to which E must be raised, in order to result in that value. Here, E is the base of the natural logarithms, or approximately 2.718282.

The mathematical model uses d as follows.
If you have not reset the GAV, then during the first Contract Year there is one GAV available on the fifth Contract Anniversary, during the second Contract Year there is a second GAV available on sixth Contract Anniversary, and so on. Beginning with the fifth Contract Year there are five future GAVs, each available on a different Contract Anniversary.

We compute d for each future GAV. We combine these ds (as many as five) into a single allocation and execute a GAV Transfer based on:

o whether the allocation differs sufficiently from the allocation we have previously computed,
o    whether a GAV Transfer would exceed the limit of 50% of Purchase Payments,
o    the number of transfers which have already occurred.

At issue we compute d and use it as a baseline for comparison with allocations we compute on subsequent Business Days.

After issue, and before the initial GAV Transfer to the FPAs, on each Business Day we compute d and execute a GAV Transfer if d is lower than the baseline by more than a specified margin.

After issue, and if the initial GAV Transfer to the FPAs has already occurred, on each Business Day we compute d and execute a GAV Transfer to the FPAs if d is lower than or higher than the baseline by a specified margin. If d is sufficiently below the baseline, the GAV Transfer will be to the FPAs. If d is sufficiently above the baseline, the GAV Transfer will be to the Investment Options.

If you have reset the GAV, then these two rules apply with the first GAV Transfer to the FPAs after the reset date being considered to play the role of the initial GAV Transfer.

EXAMPLE 1: At issue, establish the baseline.

You purchase a Contract with a single Purchase Payment of $100,000. The GAV is 100,000, which becomes available on the fifth anniversary. Assume the following additional values:
o    The interest rate credited to the ten-year FPA is 3%
o    The adjusted volatility of the Investment Options you have selected is 16%
o    The adjusted GAV is 108,000
o    The margin for the initial GAV Transfer is 5%.

For this example we have:
  VARIABLE       VALUE         DESCRIPTION
      C         100,000    Contract Value
      G         108,000    Adjusted Guarantee
      R           0.03     Credited Rate
      S           0.16     Adjusted Volatility
      T            5       Time Remaining

d   =  N{[ln (C / G) + (R + S2 / 2) x T] / [S x T]}
=  N{[ln (100,000 / 108,000) + (0.03 + 0.162 / 2) x 5] / [0.16 x 5]}
=  N{[ln (0.925926) + 0.0428 x 5] / [0.16 x 2.236068]}
=  N{[-0.076961 + 0.214] / [0.357771]}
=  N{0.383036}
=  0.649153

At issue the mathematical model has established a baseline allocation to the Investment Options of about 65% of Contract Value.

Starting at issue we compute d daily and compare it to the baseline allocation. Prior to the first GAV Transfer, the mathematical model will call for no allocation to the FPAs until d on a given day falls below the baseline by more than the assumed margin of 5%.

EXAMPLE 2: Process an initial GAV Transfer to the FPAs.

Continuing Example 1, assume that 6 months after issue there have been no GAV Transfers and that the Contract Value has fallen to $96,990.

Since there have been no GAV Transfers, the baseline remains 0.649153 as computed in Example 1.

For this example we have:
   VARIABLE       VALUE        DESCRIPTION
      C          96,990    Contract Value
      G          108,000   Adjusted Guarantee
      R           0.03     Credited Rate
      S           0.16     Adjusted Volatility
      T            4.5     Time Remaining

d=  N{[ln (C / G) + (r + s(2) / 2) x t] / [s x t]}
=  N{[ln (96,990 / 108,000) + (0.03 + 0.16(2) / 2) x 4.5] / [0.16 x 4.5]}
=  N{[ln (0.898056) + 0.0428 x 4.5] / [0.16 x 2.121320]}
=  N{[-0.107523 + 0.1926] / [0.339411]}
=  N{0.250659}
=  0.598961
--------------------------------------------------------------------------------
As computed, d is less than the baseline by 0.598961 - 0.649153 = -0.050192, or about -5.02%. Since there have been no previous GAV Transfers, and since d is lower than the baseline by more than more than the assumed margin of 5%, the mathematical model calls for an initial GAV Transfer to the FPAs.

The amount of the transfer will be such that after the transfer the percentage of Contract Value in the Investment Options is d, namely 59.90%.

The mathematical model calls for 0.598961 x 96,990 = 58,093.26 to be allocated to the Investment Options and the remaining 96,990 - 58,093.26 = 38,896.74 to be allocated to the FPAs. The GAV Transfer to the FPAs in the amount of 38,896.74 represents about 38,896.74 / 96,990 = 40.10% of Contract Value.

We establish a new baseline allocation for this Contract equal to d, or 0.598961.

EXAMPLE 3: Process a GAV Transfer to the Investment Options.

Continuing Examples 1 and 2, assume that 10 months after issue the Contract has experienced only the single GAV Transfer of Example 2 (no additional GAV Transfers have occurred) and that the Contract Value has risen to $102,470.

Since there have been no GAV Transfers since that of Example 2, the baseline remains 0.598961.

In this example we have:
   VARIABLE       VALUE        DESCRIPTION
      C          102,470   Contract Value
      G          108,000   Adjusted Guarantee
      R           0.03     Credited Rate
      S           0.16     Adjusted Volatility
      T         4.166667   Time Remaining

d   =  N{[ln (C / G) + (r + s(2) / 2) x t] / [s x t]}
=  N{[ln(102,470 / 108,000) + (0.03 + 0.16(2) / 2) x 4.166667]
     / [0.16 x 4.166667]}
=  N{[ln (0.948796) + 0.0428 x 4.166667] / [0.16 x 2.041241]}
=  N{[-0.052561 + 0.178333] / [0.326599]}
=  N{0.385097}
=  0.649917
--------------------------------------------------------------------------------
As computed, d differs from the baseline by 0.649917 - 0.598961 = 0.50956 or about 5.10%. Since d differs from the baseline by more than the assumed margin of 5%, the mathematical model calls for a GAV Transfer. Since d is higher than the baseline, the GAV Transfer will be to the Investment Options.

The amount of the transfer will be such that after the transfer the percentage of Contract Value in the Investment Options is d, namely 64.99%.

The mathematical model calls for 0.649917 x 102,470 = 66,597.02 to be allocated to the Investment Options and the remaining 102,470 - 66,597.02 = 35,872.98 to be allocated to the FPAs.

As four months have passed since the GAV Transfer into the FPAs, the amount of Contract Value in the FPAs is 38,896.74 x 1.034/12 = 39,281.88.

The GAV Transfer to the Investment Options in the amount of 39,281.88 - 35,872.98 = 3,408.90 represents about 3,408.90 / 102,470 = 3.33% of Contract
Value.

We establish a new baseline allocation for this Contract equal to d, or 0.649917.


ANNUITY PROVISIONS
--------------------------------------------------------------------------------

We base your monthly Annuity Payment upon:

o whether you select a fixed payout, variable payout, or a combination of both fixed and variable payouts;
o the adjusted Contract Value (Contract Value less any deduction we make for premium tax) on the Income Date;
o    the Annuity Option you select;
o    the age of the Annuitant and any joint Annuitant; and
o    the sex of the Annuitant and joint Annuitant where allowed.

We guarantee fixed payouts as to dollar amount and the amount does not vary with the investment experience of an Investment Option. If you elect to receive any portion of your Annuity Payments as a fixed payout, the amount of adjusted Contract Value that you elect to apply to fixed Annuity Payments will be placed in our general account and it will not participate in the investment experience of the Investment Options.

Variable payouts are not predetermined as to dollar amount and will vary in amount with the investment experience of the Investment Option(s) you select. We use Annuity Units to determine the amount of any variable Annuity Payments you elect to receive.

ANNUITY UNITS/CALCULATING ANNUITY PAYMENTS
The first Annuity Payment is equal to the amount of Contract Value you are applying to variable Annuity Payments on the Income Date adjusted for any deduction we make for premium tax, divided first by $1,000 and then multiplied by the appropriate variable annuity payout factor for each $1,000 of value for the Annuity Option you selected.

We will then purchase a fixed number of Annuity Units on the Income Date for each subaccount of the Investment Options you select. We do this by dividing the amount of the first Annuity Payment among the subaccounts for your selected Investment Options according to your most recent allocation instructions. We then divide the amount in each subaccount by the Annuity Unit value for each subaccount on the Income Date.

We determine the Annuity Unit value on each Business Day as follows:

o multiply the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the current Business Day; and
o    divide by the assumed net investment factor for the current Business Day.

The assumed net investment factor for the current Business Day is one plus the annual AIR adjusted to reflect the number of calendar days that have elapsed since the immediately preceding Business Day. We will allow an AIR of 5% or less based on your selection and applicable law.

Thereafter, the number of Annuity Units in each subaccount generally remains unchanged unless you make a transfer or liquidation. However, the number of Annuity Units will change if Annuity Option 3 is in effect, one Annuitant dies, and the surviving joint Annuitant elects to receive Annuity Payments at 75% or 50% of the previous payment amount. All calculations will appropriately reflect the payment frequency you selected.

The Annuity Payment on each subsequent payment date is equal to the sum of the Annuity Payments for each subaccount. We determine the Annuity Payment for each subaccount by multiplying the number of Annuity Units allocated to the subaccount by the Annuity Unit value for that subaccount on the payment date.


MORTALITY AND EXPENSE RISK GUARANTEE
--------------------------------------------------------------------------------
We guarantee that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality and expense experience.



FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
The audited consolidated financial statements of Allianz Life of New York as of and for the year ended December 31, 2005, included herein should be considered only as bearing upon the ability of Allianz Life of New York to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 2005 are also included herein.



                      ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

                                       OF

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK


                              FINANCIAL STATEMENTS


                                DECEMBER 31, 2005




                 See accompanying notes to financial statements

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

Report of Independent Registered Public Accounting Firm

The Board of Directors of Allianz Life Insurance Company of New York and Contract Owners of Allianz Life of NY Variable Account C:

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Allianz Life of NY Variable Account C as of December 31, 2005, the related statements of operations for the year or period in the period then ended, the statements of changes in net assets for each of the years or periods in the two year period then ended and the financial highlights for each of the years or periods in the five year period then ended. These financial statements and financial highlights are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Investment securities held in custody for the benefit of the Variable Account were confirmed to us by the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the assets and liabilities of the sub-accounts of Allianz Life of NY Variable Account C as of December 31, 2005, and the results of their operations, the changes in their net assets and the financial highlights for the periods stated above, in conformity with U.S. generally accepted accounting principles.



                                    KPMG LLP


Minneapolis, Minnesota
March 15, 2006

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements

STATEMENTS OF ASSETS AND LIABILITIES
  DECEMBER 31, 2005
  (IN THOUSANDS)

                                                                                                           ALGER     ALGER
                                                       AIM V.I.                 AIM V.I.    ALGER        AMERICAN    AMERICAN
                                                        CAPITAL                  PREMIER    AMERICAN    LEVERAGED     MIDCAP
                                                      APPRECIATION  AIM V.I.     EQUITY      GROWTH       ALLCAP      GROWTH
                                                         FUND     GROWTH FUND     FUND      PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------
 Assets:
    Investments at net asset value*                           $31          646         151         473          313          94
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                            31          646         151         473          313          94
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                              $31          646         151         473          313          94
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                         31          646         151         473          313          94
      Contracts in annuity payment period (note 2)              -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                            $31          646         151         473          313          94
                                                      --------------------------------------------------------------------------

          *Investment shares                                    1           37           7          12            9           4
           Investments at cost                                $29        1,194         155         692          491          74


                 See accompanying notes to financial statements
                                        3

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                       ALGER
                                                       AMERICAN     DAVIS VA    DAVIS VA                DREYFUS IP
                                                         SMALL     FINANCIAL      REAL      DAVIS VA    SMALL CAP    DREYFUS
                                                     CAPITALIZATION PORTFOLIO     ESTATE       VALUE    STOCK INDEX     STOCK
                                                       PORTFOLIO                PORTFOLIO   PORTFOLIO   PORTFOLIO   INDEX FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                            $1        1,237          28       1,330        3,072       5,609
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                             1        1,237          28       1,330        3,072       5,609
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                               $1        1,237          28       1,330        3,072       5,609
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                          1        1,237          28       1,330        3,072       5,595
      Contracts in annuity payment period (note 2)              -            -           -           -            -          14
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                             $1        1,237          28       1,330        3,072       5,609
                                                      --------------------------------------------------------------------------

          *Investment shares                                    -           89           2         104          184         176
           Investments at cost                                 $1        1,096          21       1,036        2,741       4,928


                 See accompanying notes to financial statements
                                        4

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                    FRANKLIN
                                                         FRANKLIN    GROWTH                               FRANKLIN
                                                         GLOBAL      AND         FRANKLIN    FRANKLIN    LARGE CAP    FRANKLIN
                                                      COMMUNICATIONS INCOME        HIGH       INCOME       GROWTH       MONEY
                                                       SECURITIES   SECURITIES   INCOME    SECURITIES   SECURITIES    MARKET
                                                          FUND         FUND       FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                         $12,775     35,744       9,773      40,583       12,037       5,890
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                          12,775     35,744       9,773      40,583       12,037       5,890
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                            -          -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                           -          -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                            $12,775     35,744       9,773      40,583       12,037       5,890
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                       12,722     35,476       9,763      40,199       12,022       5,890
      Contracts in annuity payment period (note 2)               53        268          10         384           15           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                          $12,775     35,744       9,773      40,583       12,037       5,890
                                                      --------------------------------------------------------------------------

          *Investment shares                                  1,580      2,294       1,441       2,620          797       5,890
           Investments at cost                              $21,905     36,176      11,745      38,126       12,341       5,890


                 See accompanying notes to financial statements
                                        5

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                    FRANKLIN    FRANKLIN    FRANKLIN
                                                       FRANKLIN      RISING     SMALL CAP   SMALL-MID    FRANKLIN    FRANKLIN
                                                         REAL      DIVIDENDS      VALUE    CAP GROWTH      U.S.        ZERO
                                                        ESTATE    SECURITIES   SECURITIES SECURITIES    GOVERNMENT   COUPON
                                                         FUND         FUND        FUND        FUND        FUND      FUND 2010
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                       $15,645       36,591       4,147       9,508       30,472       4,593
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                        15,645       36,591       4,147       9,508       30,472       4,593
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                          $15,645       36,591       4,147       9,508       30,472       4,593
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                     15,569       36,415       4,147       9,429       30,460       4,593
      Contracts in annuity payment period (note 2)             76          176           -          79           12           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                        $15,645       36,591       4,147       9,508       30,472       4,593
                                                      --------------------------------------------------------------------------

          *Investment shares                                  483        2,030         245         462        2,399         287
           Investments at cost                            $11,210       29,361       3,104       8,399       31,170       4,632


                 See accompanying notes to financial statements
                                        6

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                         J.P.        J.P.
                                                        MORGAN     MORGAN U.S.   JENNISON    MUTUAL        MUTUAL    OPPENHEIMER
                                                      INTERNATIONAL LARGE CAP      20/20     DISCOVERY     SHARES      GLOBAL
                                                        EQUITY     CORE EQUITY     FOCUS    SECURITIES   SECURITIES  SECURITIES
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO     FUND         FUND       FUND/VA
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                           $10           13       1,473      12,660       19,434       2,651
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                            10           13       1,473      12,660       19,434       2,651
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                              $10           13       1,473      12,660       19,434       2,651
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                         10           13       1,473      12,628       19,397       2,651
      Contracts in annuity payment period (note 2)              -            -           -          32           37           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                            $10           13       1,473      12,660       19,434       2,651
                                                      --------------------------------------------------------------------------

          *Investment shares                                    1            1          99         675        1,063          79
           Investments at cost                                 $7           13       1,117       9,374       14,760       1,956


                 See accompanying notes to financial statements
                                        7

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                                         PIMCO VIT
                                                      OPPENHEIMER                                        EMERGING    PIMCO VIT
                                                         HIGH     OPPENHEIMER   PIMCO VIT   PIMCO VIT    MARKETS      GLOBAL
                                                        INCOME    MAIN STREET   ALL ASSET   COMMODITY      BOND        BOND
                                                        FUND/VA     FUND/VA     PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                        $2,210        3,248       3,060         823          198          63
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                         2,210        3,248       3,060         823          198          63
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                           $2,210        3,248       3,060         823          198          63
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                      2,210        3,248       3,060         823          198          63
      Contracts in annuity payment period (note 2)              -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                         $2,210        3,248       3,060         823          198          63
                                                      --------------------------------------------------------------------------

          *Investment shares                                  262          149         259          67           14           5
           Investments at cost                             $2,179        2,803       3,038         805          197          64


                 See accompanying notes to financial statements
                                        8

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                PIMCO VIT
                                                                               STOCKSPLUS   PIMCO VIT    SELIGMAN    SELIGMAN
                                                       PIMCO VIT    PIMCO VIT  GROWTH AND     TOTAL       GLOBAL    SMALLER-CAP
                                                      HIGH YIELD  REAL RETURN    INCOME      RETURN     TECHNOLOGY     VALUE
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                        $3,518        6,319         316       8,292            8       1,746
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                         3,518        6,319         316       8,292            8       1,746
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                           $3,518        6,319         316       8,292            8       1,746
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                      3,518        6,319         316       8,292            8       1,746
      Contracts in annuity payment period (note 2)              -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                         $3,518        6,319         316       8,292            8       1,746
                                                      --------------------------------------------------------------------------

          *Investment shares                                  430          498          31         810            1         105
           Investments at cost                             $3,487        6,385         260       8,403            9       1,665


                 See accompanying notes to financial statements
                                        9

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                       SP
                                                       STRATEGIC   SP WILLIAM   TEMPLETON   TEMPLETON                TEMPLETON
                                                       PARTNERS      BLAIR       GLOBAL    DEVELOPING    TEMPLETON    GLOBAL
                                                        FOCUSED   INTERNATIONAL   ASSET      MARKETS     FOREIGN      INCOME
                                                        GROWTH       GROWTH    ALLOCATION  SECURITIES   SECURITIES  SECURITIES
                                                       PORTFOLIO   PORTFOLIO      FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                          $563          367         816       7,914       19,137       3,626
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                           563          367         816       7,914       19,137       3,626
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                             $563          367         816       7,914       19,137       3,626
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                        563          367         816       7,914       19,075       3,616
      Contracts in annuity payment period (note 2)              -            -           -           -           62          10
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                           $563          367         816       7,914       19,137       3,626
                                                      --------------------------------------------------------------------------

          *Investment shares                                   71           49          39         723        1,211         252
           Investments at cost                               $457          287         758       5,961       15,991       3,256


                 See accompanying notes to financial statements
                                       10

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                                           USAZ         USAZ
                                                       TEMPLETON                USAZ AIM     USAZ         DREYFUS      DREYFUS
                                                        GROWTH      USAZ AIM   INTERNATIONAL DAVIS NY     FOUNDERS     PREMIER
                                                      SECURITIES  BASIC VALUE    EQUITY      VENTURE      EQUITY     SMALL CAP
                                                         FUND         FUND        FUND        FUND     GROWTH FUND   VALUE FUND
                                                      ---------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                       $17,119        4,171       1,508       6,133        1,443        1,444
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
       Total Assets                                        17,119        4,171       1,508       6,133        1,443        1,444
                                                      ---------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -            -
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -            -
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
      Net Assets                                          $17,119        4,171       1,508       6,133        1,443        1,444
                                                      ---------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                     17,082        4,171       1,508       6,133        1,443        1,444
      Contracts in annuity payment period (note 2)             37            -           -           -            -            -
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
     Total Contract Owners' Equity                        $17,119        4,171       1,508       6,133        1,443        1,444
                                                      ---------------------------------------------------------------------------

          *Investment shares                                1,229          361         104         511          147          117
           Investments at cost                            $15,280        3,776       1,251       5,591        1,352        1,344


                 See accompanying notes to financial statements
                                       11

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                       USAZ           USAZ      USAZ        USAZ           USAZ      USAZ
                                                       FRANKLIN      FUSION      FUSION      FUSION      JENNISON    JENNISON
                                                       SMALL CAP    BALANCED     GROWTH     MODERATE   20/20 FOCUS    GROWTH
                                                      VALUE FUND      FUND        FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                        $3,831        1,658       4,941       6,334          926         331
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                         3,831        1,658       4,941       6,334          926         331
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                           $3,831        1,658       4,941       6,334          926         331
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                      3,831        1,658       4,941       6,334          926         331
      Contracts in annuity payment period (note 2)              -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                         $3,831        1,658       4,941       6,334          926         331
                                                      --------------------------------------------------------------------------

          *Investment shares                                  232          155         441         581           75          27
           Investments at cost                             $3,537        1,608       4,713       6,125          872         322


                 See accompanying notes to financial statements
                                       12

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                                                     USAZ
                                                       USAZ LEGG                USAZ                                OPPENHEIMER
                                                         MASON      USAZ LEGG     MONEY     USAZ OCC                 EMERGING
                                                        GROWTH    MASON VALUE    MARKET    RENAISSANCE   USAZ OCC     GROWTH
                                                         FUND         FUND        FUND        FUND      VALUE FUND     FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                          $761        4,284      14,627       5,129        5,265       2,113
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                           761        4,284      14,627       5,129        5,265       2,113
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                             $761        4,284      14,627       5,129        5,265       2,113
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                        761        4,284      14,556       5,129        5,259       2,113
      Contracts in annuity payment period (note 2)              -            -          71           -            6           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                           $761        4,284      14,627       5,129        5,265       2,113
                                                      --------------------------------------------------------------------------

          *Investment shares                                   62          349      14,627         394          399         144
           Investments at cost                               $685        3,845      14,627       5,090        4,953       1,860


                 See accompanying notes to financial statements
                                       13

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                                                     USAZ
                                                       USAZ                     USAZ        USAZ           USAZ       SALOMON
                                                      OPPENHEIMER              OPPENHEIMER OPPENHEIMER   SALOMON     BROTHERS
                                                       EMERGING       USAZ     INTERNATIONAL  MAIN       BROTHERS    SMALL CAP
                                                      TECHNOLOGIES OPPENHEIMER    GROWTH      STREET     LARGE CAP     GROWTH
                                                         FUND     GLOBAL FUND     FUND        FUND     GROWTH FUND     FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                          $779        3,956       1,420       3,552        3,260         299
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                           779        3,956       1,420       3,552        3,260         299
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                             $779        3,956       1,420       3,552        3,260         299
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                        779        3,956       1,420       3,552        3,260         299
      Contracts in annuity payment period (note 2)              -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
     Total Contract Owners' Equity                           $779        3,956       1,420       3,552        3,260         299
                                                      --------------------------------------------------------------------------

          *Investment shares                                   91          304          97         313          284          27
           Investments at cost                               $721        3,376       1,264       3,261        2,903         297



                 See accompanying notes to financial statements
                                       14

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                    USAZ VAN               USAZ VAN
                                                   USAZ VAN               USAZ VAN   KAMPEN      USAZ VAN   KAMPEN
                                                    KAMPEN     USAZ VAN    KAMPEN    EQUITY       KAMPEN    GROWTH
                                                  AGGRESSIVE  KAMPEN      EMERGING   AND          GLOBAL    AND
                                                    GROWTH    COMSTOCK     GROWTH    INCOME      FRANCHISE  INCOME
                                                     FUND       FUND       FUND       FUND        FUND        FUND
                                                  ---------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $871      4,185       1,407      1,170       2,844      3,839
                                                  ---------------------------------------------------------------------
                                                  ---------------------------------------------------------------------
       Total Assets                                       871      4,185       1,407      1,170       2,844      3,839
                                                  ---------------------------------------------------------------------
                                                  ----------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                      -          -           -          -           -          -
                                                  ---------------------------------------------------------------------
                                                  ---------------------------------------------------------------------
      Total Liabilities                                     -          -           -          -           -          -
                                                  ---------------------------------------------------------------------
                                                  ---------------------------------------------------------------------
      Net Assets                                         $871      4,185       1,407      1,170       2,844      3,839
                                                  ---------------------------------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                    871      4,175       1,407      1,170       2,844      3,839
      Contracts in annuity payment period (note
2)                                                          -         10           -          -           -          -
                                                  ---------------------------------------------------------------------
                                                  ---------------------------------------------------------------------
     Total Contract Owners' Equity                       $871      4,185       1,407      1,170       2,844      3,839
                                                  ---------------------------------------------------------------------

          *Investment shares                               92        375         155        101         184        311
           Investments at cost                           $739      3,919       1,238      1,090       2,610      3,421


                 See accompanying notes to financial statements
                                       15

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2005
  (IN THOUSANDS)
                                                               VAN
                                                              KAMPEN      VAN
                                                   USAZ VAN   LIT        KAMPEN LIT
                                                  KAMPEN MID  EMERGING   GROWTH AND
                                                  CAP GROWTH  GROWTH       INCOME     TOTAL
                                                     FUND     PORTFOLIO   PORTFOLIO  ALL FUNDS
                                                  ----------------------------------------------
                                                  ----------------------------------------------

 Assets:
    Investments at net asset value*                    $2,404         12          13    441,237
                                                  ----------------------------------------------
                                                  ----------------------------------------------
       Total Assets                                     2,404         12          13    441,237
                                                  ----------------------------------------------
                                                  ----------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                      -          -           -          -
                                                  ----------------------------------------------
                                                  ----------------------------------------------
      Total Liabilities                                     -          -           -          -
                                                  ----------------------------------------------
                                                  ----------------------------------------------
      Net Assets                                       $2,404         12          13    441,237
                                                  ----------------------------------------------
                                                  ----------------------------------------------

 Contract Owners' Equity (note 6):
      Contracts in accumulation period                  2,404         12          13    439,885
      Contracts in annuity payment period (note
2)                                                          -          -           -      1,352
                                                  ----------------------------------------------
                                                  ----------------------------------------------
     Total Contract Owners' Equity                     $2,404         12          13    441,237
                                                  ----------------------------------------------
                                                  ----------------------------------------------

          *Investment shares                              189          -           1     50,526
           Investments at cost                         $2,024         14          10    413,467


                 See accompanying notes to financial statements

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)

                                                                                                           ALGER     ALGER
                                                       AIM V.I.                 AIM V.I.    ALGER        AMERICAN    AMERICAN
                                                        CAPITAL                  PREMIER    AMERICAN    LEVERAGED     MIDCAP
                                                      APPRECIATION  AIM V.I.     EQUITY      GROWTH       ALLCAP      GROWTH
                                                         FUND     GROWTH FUND     FUND      PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-            -           1           1            -           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                                -           10           2           7            4           1
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                    -         (10)         (1)         (6)          (4)         (1)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           -            -           -           -            -           4
    Realized gains (losses) on sales of investments,
net                                                             -        (222)           -        (47)         (71)           1
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                       -        (222)           -        (47)         (71)           5
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                             3          268           8          99          112           4
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                     3           46           8          52           41           9
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                    $3           36           7          46           37           8
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       17

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                       ALGER
                                                       AMERICAN     DAVIS VA    DAVIS VA                DREYFUS IP
                                                         SMALL     FINANCIAL      REAL      DAVIS VA    SMALL CAP    DREYFUS
                                                      CAPITALIZATI PORTFOLIO     ESTATE       VALUE    STOCK INDEX     STOCK
                                                       PORTFOLIO  ON            PORTFOLIO   PORTFOLIO   PORTFOLIO   INDEX FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-            6           1          13            -          82
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                                -           20           -          26           60         122
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                    -         (14)           1        (13)         (60)        (40)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           -            -           2           -            7           -
    Realized gains (losses) on sales of investments,
net                                                             -           12           -          54           72         201
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                       -           12           2          54           79         201
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                             -           76           -          53          107           6
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                     -           88           2         107          186         207
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                    $-           74           3          94          126         167
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       18

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                       FRANKLIN     FRANKLIN                             FRANKLIN
                                                        GLOBAL     GROWTH AND   FRANKLIN    FRANKLIN    LARGE CAP    FRANKLIN
                                                      COMMUNICATIONS INCOME       HIGH       INCOME       GROWTH       MONEY
                                                      SECURITIES   SECURITIES    INCOME    SECURITIES   SECURITIES    MARKET
                                                        FUND          FUND        FUND        FUND         FUND         FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                      $332        1,012         691       1,421           80         156
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                              172          539         180         629          187          87
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                  160          473         511         792        (107)          69
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           -          321           -         120            -           -
    Realized gains (losses) on sales of investments,
net                                                       (2,139)        (151)       (532)         448         (64)           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                 (2,139)          170       (532)         568         (64)           -
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         3,603          129         257     (1,287)          133           -
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                 1,464          299       (275)       (719)           69           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $1,624          772         236          73         (38)          69
operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                       19

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                    FRANKLIN    FRANKLIN    FRANKLIN
                                                       FRANKLIN      RISING     SMALL CAP   SMALL-MID    FRANKLIN    FRANKLIN
                                                         REAL      DIVIDENDS      VALUE    CAP GROWTH      U.S.        ZERO
                                                       ESTATE     SECURITIES  SECURITIES   SECURITIES    GOVERNMENT   COUPON
                                                        FUND         FUND         FUND         FUND         FUND     FUND 2005
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                      $220          351          36           -        1,301         366
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                              248          567          76         144          473          60
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                 (28)        (216)        (40)       (144)          828         306
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                         883          216          26           -            -          12
    Realized gains (losses) on sales of investments,
net                                                         1,239          930         198         155         (88)       (457)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   2,122        1,146         224         155         (88)       (445)
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         (445)        (224)         101         282        (440)         159
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                 1,677          922         325         437        (528)       (286)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $1,649          706         285         293          300          20
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       20

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                J.P.
                                                                      J.P.       MORGAN
                                                       FRANKLIN      MORGAN    U.S. LARGE   JENNISON      MUTUAL     MUTUAL
                                                         ZERO     INTERNATIONAL CAP CORE      20/20     DISCOVERY     SHARES
                                                        COUPON       EQUITY      EQUITY       FOCUS     SECURITIES  SECURITIES
                                                       FUND 2010   PORTFOLIO    PORTFOLIO   PORTFOLIO      FUND        FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                      $176            -           -           -          145         167
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                               72            -           -          28          183         283
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                  104            -           -        (28)         (38)       (116)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           3            -           -           -            -          55
    Realized gains (losses) on sales of investments,
net                                                            21            -           -          45          397         627
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                      24            -           -          45          397         682
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         (127)            1           -         219        1,126         954
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                 (103)            1           -         264        1,523       1,636
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                    $1            1           -         236        1,485       1,520
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       21

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                                                     PIMCO VIT
                                                      OPPENHEIMER              OPPENHEIMER                           EMERGING
                                                        GLOBAL    OPPENHEIMER     MAIN      PIMCO VIT    PIMCO VIT    MARKETS
                                                      SECURITIES  HIGH INCOME    STREET     ALL ASSET   COMMODITY      BOND
                                                        FUND/VA     FUND/VA      FUND/VA    PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                       $26          181          43          95            9           3
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                               52           46          66          40            4           1
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                 (26)          135        (23)          55            5           2
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           -            -           -           9            1           4
    Realized gains (losses) on sales of investments,
net                                                            94         (30)          47          11            4           0
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                      94         (30)          47          20            5           4
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                           221         (88)          95           4           18           1
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                   315        (118)         142          24           23           5
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                  $289           17         119          79           28           7
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       22

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                            PIMCO VIT
                                                       PIMCO VIT                PIMCO VIT  STOCKSPLUS    PIMCO VIT   SELIGMAN
                                                        GLOBAL      PIMCO VIT     REAL     GROWTH AND     TOTAL       GLOBAL
                                                         BOND      HIGH YIELD    RETURN      INCOME       RETURN    TECHNOLOGY
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-          206         161           8          272           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                                -           66         130           5          152           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                    -          140          31           3          120           -
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           1            -          68           -          131           -
    Realized gains (losses) on sales of investments,
net                                                             -           31          12          13           17           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                       1           31          80          13          148           -
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                           (1)        (103)       (124)        (11)        (229)           1
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                     -         (72)        (44)           2         (81)           1
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                    $-           68        (13)           5           39           1
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       23

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                       SP       SP
                                                                   STRATEGIC     WILLIAM    TEMPLETON    TEMPLETON
                                                       SELIGMAN     PARTNERS      BLAIR      GLOBAL     DEVELOPING   TEMPLETON
                                                      SMALLER-CAP   FOCUSED    INTERNATIONA   ASSET      MARKETS      FOREIGN
                                                         VALUE       GROWTH      GROWTH    ALLOCATION   SECURITIES  SECURITIES
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO     FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                      $184            -           1          33           76         249
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                               37           10           7          12          111         291
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                  147         (10)         (6)          21         (35)        (42)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           -            -          16           -            -           -
    Realized gains (losses) on sales of investments,
net                                                            28            5           6           4          441         442
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                      28            5          22           4          441         442
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         (297)           76          30         (7)          974       1,187
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                 (269)           81          52         (3)        1,415       1,629
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $(122)           71          46          18        1,380       1,587
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       24

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                                                     USAZ
                                                       TEMPLETON                                                      DREYFUS
                                                        GLOBAL      TEMPLETON               USAZ AIM                 FOUNDERS
                                                        INCOME       GROWTH     USAZ AIM   INTERNATIONAL USAZ DAVIS    EQUITY
                                                      SECURITIES   SECURITIES     BASIC      EQUITY     NY VENTURE    GROWTH
                                                         FUND         FUND     VALUE FUND     FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                      $242          202           -           3            6           4
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                               53          271          78          27           93          27
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                  189         (69)        (78)        (24)         (87)        (23)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           -            -          90           9           86          49
    Realized gains (losses) on sales of investments,
net                                                            54          179          31          18           78          19
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                      54          179         121          27          164          68
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         (415)        1,044          84         160          271         (2)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                 (361)        1,223         205         187          435          66
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $(172)        1,154         127         163          348          43
operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                       25

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                          USAZ
                                                        DREYFUS     USAZ           USAZ      USAZ        USAZ           USAZ
                                                        PREMIER     FRANKLIN      FUSION      FUSION      FUSION      JENNISON
                                                       SMALL CAP    SMALL CAP    BALANCED     GROWTH     MODERATE   20/20 FOCUS
                                                       VALUE FUND  VALUE FUND      FUND        FUND        FUND         FUND
                                                      ---------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                         $-          15            -           -           -            1
                                                      ---------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                                24          59           16          41          43            6
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
               Investment Income (loss), net                  (24)        (44)         (16)        (41)        (43)          (5)
                                                      ---------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           16          21            -           -           -            -
    Realized gains (losses) on sales of investments,
net                                                              9          54            1           5           7            2
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
               Realized gains (losses) on                       25          75            1           5           7            2
investments, net
                                                      ---------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                             44          94           50         228         209           54
                                                      ---------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                     69         169           51         233         216           56
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
 Net increase (decrease) in net assets from                    $45         125           35         192         173           51
operations
                                                      ---------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       26

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                         USAZ                                 USAZ
                                                       JENNISON     USAZ LEGG   USAZ LEGG     MONEY      USAZ OCC
                                                        GROWTH       MASON        MASON      MARKET    RENAISSANCE   USAZ OCC
                                                         FUND     GROWTH FUND  VALUE FUND     FUND         FUND     VALUE FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-            -           -         270            -          12
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                                1           10          66         211          105         103
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                  (1)         (10)        (66)          59        (105)        (91)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           -            5          17           -          398         257
    Realized gains (losses) on sales of investments,
net                                                             1            6          26           -           48          57
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                       1           11          43           -          446         314
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                             9           42         263           -        (563)       (144)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                    10           53         306           -        (117)         170
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                    $9           43         240          59        (222)          79
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       27

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                                                                                     USAZ
                                                       USAZ           USAZ                  USAZ                      SALOMON
                                                      OPPENHEIMER OPPENHEIMER   USAZ       OPPENHEIMER     USAZ      BROTHERS
                                                       EMERGING     EMERGING   OPPENHEIMER INTERNATIONAOPPENHEIMER   LARGE CAP
                                                        GROWTH    TECHNOLOGIES   GLOBAL      GROWTH    MAIN STREET    GROWTH
                                                         FUND         FUND        FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-            -           -           -            -           9
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                               43           14          70          20           71          63
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                 (43)         (14)        (70)        (20)         (71)        (54)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                           -            -           8          31            5           2
    Realized gains (losses) on sales of investments,
net                                                            12          (4)          22          17           16          27
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                      12          (4)          30          48           21          29
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                           104           28         403         110          158         262
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                   116           24         433         158          179         291
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                   $73           10         363         138          108         237
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       28

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                    USAZ                                        USAZ VAN
                                                   SALOMON     USAZ VAN               USAZ VAN   KAMPEN      USAZ VAN
                                                   BROTHERS     KAMPEN     USAZ VAN    KAMPEN    EQUITY       KAMPEN
                                                   SMALL CAP  AGGRESSIVE  KAMPEN      EMERGING   AND          GLOBAL
                                                   GROWTH       GROWTH    COMSTOCK     GROWTH    INCOME      FRANCHISE
                                                      FUND       FUND        FUND       FUND        FUND       FUND
                                                   ---------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                    $-           -         15           -          -           -
                                                   ---------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                            2          16         80          29         19          44
                                                   ---------------------------------------------------------------------
                                                   ---------------------------------------------------------------------
               Investment Income (loss), net              (2)        (16)       (65)        (29)       (19)        (44)
                                                   ---------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                       -          12        153           -          1           5
    Realized gains (losses) on sales of
investments, net                                            -          22         84          24          5          28
                                                   ---------------------------------------------------------------------
                                                   ---------------------------------------------------------------------
               Realized gains (losses) on                   -          34        237          24          6          33
investments, net
                                                   ---------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         2          58       (83)          78         65         168
                                                   ---------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                 2          92        154         102         71         201
                                                   ---------------------------------------------------------------------
                                                   ---------------------------------------------------------------------
 Net increase (decrease) in net assets from                $-          76         89          73         52         157
operations
                                                   ---------------------------------------------------------------------

                 See accompanying notes to financial statements
                                       29

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2005
  (IN THOUSANDS)
                                                  USAZ VAN                 VAN
                                                   KAMPEN                 KAMPEN      VAN
                                                   GROWTH      USAZ VAN   LIT        KAMPEN LIT
                                                   AND        KAMPEN MID  EMERGING   GROWTH AND
                                                   INCOME     CAP GROWTH  GROWTH       INCOME     TOTAL
                                                      FUND       FUND     PORTFOLIO   PORTFOLIO  ALL FUNDS
                                                   ---------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                   $11           -          -           -      8,895
                                                   ---------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges (note 2)                                           63          39          -           -      7,017
                                                   ---------------------------------------------------------
                                                   ---------------------------------------------------------
               Investment Income (loss), net             (52)        (39)          -           -      1,878
                                                   ---------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions from
underlying portfolios                                     121          20          -           -      3,185
    Realized gains (losses) on sales of
investments, net                                           82          53          -           -      2,737
                                                   ---------------------------------------------------------
                                                   ---------------------------------------------------------
               Realized gains (losses) on                 203          73          -           -      5,922
investments, net
                                                   ---------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                        62         240          1           1     10,009
                                                   ---------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                               265         313          1           1     15,931
                                                   ---------------------------------------------------------
                                                   ---------------------------------------------------------
 Net increase (decrease) in net assets from              $213         274          1           1     17,809
operations
                                                   ---------------------------------------------------------


                 See accompanying notes to financial statements

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                          AIM V.I. CAPITAL                             AIM V.I. PREMIER EQUITY
                                                         APPRECIATION FUND      AIM V.I. GROWTH FUND             FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                            $-            -        (10)        (12)          (1)         (1)
      Realized gains (losses) on investments, net               -            -       (222)       (184)            -           -
      Net change in unrealized appreciation
        (depreciation) on investments                           3            1         268         245            8           7
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                       3            1          36          49            7           6
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -           -           -            -           -
      Transfers between funds  (note 2)                         -            -       (127)        (26)            -           -
      Surrenders and terminations                             (1)            -        (89)       (120)          (6)         (1)
      Rescissions                                               -            -           -           -            -           -
      Bonus                                                     -            -           -           -            -           -
      Other transactions (note 2)                               -            -         (1)         (1)            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                         (1)            -       (217)       (147)          (6)         (1)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                              2            1       (181)        (98)            1           5
 Net assets at beginning of period                             29           28         827         925          150         145
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                  $31           29         646         827          151         150
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       31

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                                                   ALGER AMERICAN
                                                        ALGER AMERICAN GROWTH     LEVERAGED ALLCAP       ALGER AMERICAN MIDCAP
                                                              PORTFOLIO               PORTFOLIO            GROWTH PORTFOLIO
                                                       -------------------------------------------------------------------------
                                                          2005        2004        2005        2004         2005        2004
                                                       -------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                          $(6)          (7)         (4)         (5)          (1)         (1)
      Realized gains (losses) on investments, net            (47)         (67)        (71)        (54)            5           1
      Net change in unrealized appreciation
        (depreciation) on investments                          99           91         112          82            4           9
                                                       -------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      46           17          37          23            8           9
                                                       -------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -           -           -            -           -
      Transfers between funds  (note 2)                      (11)         (16)         (2)        (18)            -         (2)
      Surrenders and terminations                            (61)         (65)        (90)        (36)          (6)         (2)
      Rescissions                                               -            -           -           -            -           -
      Bonus                                                     -            -           -           -            -           -
      Other transactions (note 2)                               -            -           -           -            -           -
                                                       -------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                        (72)         (81)        (92)        (54)          (6)         (4)
                                                       -------------------------------------------------------------------------
 Increase (decrease) in net assets                           (26)         (64)        (55)        (31)            2           5
 Net assets at beginning of period                            499          563         368         399           92          87
                                                       -------------------------------------------------------------------------
 Net assets at end of period                                 $473          499         313         368           94          92
                                                       -------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                       32

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                        ALGER AMERICAN SMALL     DAVIS VA FINANCIAL      DAVIS VA REAL ESTATE
                                                      CAPITALIZATION PORTFOLIO        PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                            $-            -        (14)         (7)            1           1
      Realized gains (losses) on investments, net               -            -          12           2            2           3
      Net change in unrealized appreciation
        (depreciation) on investments                           -            -          76          43            -           2
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                       -            -          74          38            3           6
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -         437         317            -           -
      Transfers between funds  (note 2)                         -            -          27         115            -           -
      Surrenders and terminations                               -            -        (20)         (5)            -         (3)
      Rescissions                                               -            -         (3)         (5)            -           -
      Bonus                                                     -            -          17          13            -           -
      Other transactions (note 2)                               -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                           -            -         458         435            -         (3)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                              -            -         532         473            3           3
 Net assets at beginning of period                              1            1         705         232           25          22
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                   $1            1       1,237         705           28          25
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       33

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                                                DREYFUS IP SMALL CAP
                                                      DAVIS VA VALUE PORTFOLIO  STOCK INDEX PORTFOLIO  DREYFUS STOCK INDEX FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(13)         (13)        (60)        (13)         (40)         (2)
      Realized gains (losses) on investments, net              54           14          79          51          201         119
      Net change in unrealized appreciation
        (depreciation) on investments                          53          128         107         195            6         253
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      94          129         126         233          167         370
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         3          161         968       1,175          928       2,184
      Transfers between funds  (note 2)                      (82)          120          13         278        (578)         572
      Surrenders and terminations                           (119)         (50)        (71)        (39)        (335)       (259)
      Rescissions                                               -          (3)        (11)        (17)         (22)        (87)
      Bonus                                                     -            8          44          51           41          93
      Other transactions (note 2)                               -            -           -           -          (1)         (1)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       (198)          236         943       1,448           33       2,502
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          (104)          365       1,069       1,681          200       2,872
 Net assets at beginning of period                          1,434        1,069       2,003         322        5,409       2,537
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $1,330        1,434       3,072       2,003        5,609       5,409
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       34

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                                                   FRANKLIN GLOBAL
                                                        FRANKLIN AGGRESSIVE        COMMUNICATIONS        FRANKLIN GROWTH AND
                                                       GROWTH SECURITIES FUND      SECURITIES FUND      INCOME SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                            $-          (1)         160        (49)          473         458
      Realized gains (losses) on investments, net               -        (105)     (2,139)     (2,393)          170       (590)
      Net change in unrealized appreciation
        (depreciation) on investments                           -          105       3,603       3,938          129       3,580
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                       -          (1)       1,624       1,496          772       3,448
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -         187         398        1,246       1,117
      Transfers between funds  (note 2)                         -        (151)       (266)       (131)      (1,120)          66
      Surrenders and terminations                               -         (16)     (1,701)     (1,472)      (4,467)     (5,766)
      Rescissions                                               -            -           -           -         (74)           -
      Bonus                                                     -            -           7           7           51          41
      Other transactions (note 2)                               -            -        (11)        (12)         (20)        (23)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                           -        (167)     (1,784)     (1,210)      (4,384)     (4,565)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                              -        (168)       (160)         286      (3,612)     (1,117)
 Net assets at beginning of period                              -          168      12,935      12,649       39,356      40,473
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                   $-            -      12,775      12,935       35,744      39,356
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       35

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                        FRANKLIN HIGH INCOME       FRANKLIN INCOME        FRANKLIN LARGE CAP
                                                                FUND               SECURITIES FUND      GROWTH SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                          $511          430         792         611        (107)       (105)
      Realized gains (losses) on investments, net           (532)        (763)         568          89         (64)       (283)
      Net change in unrealized appreciation
        (depreciation) on investments                         257        1,100     (1,287)       3,564          133       1,135
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     236          767          73       4,264         (38)         747
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     1,062        1,753       4,669       4,206        1,046       1,300
      Transfers between funds  (note 2)                   (1,979)        1,250         745         540          237         692
      Surrenders and terminations                         (2,495)      (1,482)     (4,544)     (3,586)      (1,317)     (1,938)
      Rescissions                                             (7)         (14)       (173)        (22)         (12)        (41)
      Bonus                                                    36           45         131         174           42          40
      Other transactions (note 2)                             (5)          (5)        (17)        (18)          (5)         (6)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                     (3,388)        1,547         811       1,294          (9)          47
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        (3,152)        2,314         884       5,558         (47)         794
 Net assets at beginning of period                         12,925       10,611      39,699      34,141       12,084      11,290
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $9,773       12,925      40,583      39,699       12,037      12,084
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       36

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                                                                           FRANKLIN RISING
                                                       FRANKLIN MONEY MARKET    FRANKLIN REAL ESTATE     DIVIDENDS SECURITIES
                                                                FUND                    FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                           $69         (50)        (28)          53        (216)       (259)
      Realized gains (losses) on investments, net               -            -       2,122         488        1,146       1,281
      Net change in unrealized appreciation
        (depreciation) on investments                           -            -       (445)       2,571        (224)       2,135
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      69         (50)       1,649       3,112          706       3,157
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -       1,973       1,550        3,427       4,556
      Transfers between funds  (note 2)                      (73)        (318)       (298)         682        (605)         319
      Surrenders and terminations                           (727)        (903)     (1,676)       (888)      (3,453)     (3,525)
      Rescissions                                               -            -       (105)         (9)        (105)        (42)
      Bonus                                                     -            -          85          67          111         167
      Other transactions (note 2)                             (3)          (4)         (5)         (5)         (16)        (17)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       (803)      (1,225)        (26)       1,397        (641)       1,458
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          (734)      (1,275)       1,623       4,509           65       4,615
 Net assets at beginning of period                          6,624        7,899      14,022       9,513       36,526      31,911
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $5,890        6,624      15,645      14,022       36,591      36,526
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       37

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                         FRANKLIN SMALL CAP    FRANKLIN SMALL-MID CAP       FRANKLIN U.S.
                                                       VALUE SECURITIES FUND   GROWTH SECURITIES FUND      GOVERNMENT FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(40)         (34)       (144)       (138)          828       1,123
      Realized gains (losses) on investments, net             224           91         155          19         (88)        (31)
      Net change in unrealized appreciation
        (depreciation) on investments                         101          502         282       1,045        (440)       (444)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     285          559         293         926          300         648
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                       703          637         648         550        1,632       4,232
      Transfers between funds  (note 2)                     (355)          907       (146)         162        1,163     (1,941)
      Surrenders and terminations                           (210)        (286)     (1,238)     (1,399)      (3,290)     (4,123)
      Rescissions                                               -         (14)        (10)           -        (282)        (25)
      Bonus                                                    30           28          28          25           40         179
      Other transactions (note 2)                             (1)          (1)         (5)         (6)         (14)        (16)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                         167        1,271       (723)       (668)        (751)     (1,694)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                            452        1,830       (430)         258        (451)     (1,046)
 Net assets at beginning of period                          3,695        1,865       9,938       9,680       30,923      31,969
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $4,147        3,695       9,508       9,938       30,472      30,923
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       38

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                                                                             J.P. MORGAN
                                                        FRANKLIN ZERO COUPON    FRANKLIN ZERO COUPON     INTERNATIONAL EQUITY
                                                             FUND 2005                FUND 2010               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                          $306          183         104         149            -           -
      Realized gains (losses) on investments, net           (445)            8          24          22            -           -
      Net change in unrealized appreciation
        (depreciation) on investments                         159        (227)       (127)        (38)            1           1
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      20         (36)           1         133            1           1
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                       421          424         434         355            -           -
      Transfers between funds  (note 2)                   (4,104)         (70)         498       (104)            -           -
      Surrenders and terminations                           (658)      (1,061)       (871)       (484)            -           -
      Rescissions                                            (18)            -        (18)           -            -           -
      Bonus                                                    17           21           9          17            -           -
      Other transactions (note 2)                             (1)          (2)         (2)         (2)            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                     (4,343)        (688)          50       (218)            -           -
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        (4,323)        (724)          51        (85)            1           1
 Net assets at beginning of period                          4,323        5,047       4,542       4,627            9           8
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                   $-        4,323       4,593       4,542           10           9
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       39

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                      J.P. MORGAN U.S. LARGE
                                                          CAP CORE EQUITY       JENNISON 20/20 FOCUS       MUTUAL DISCOVERY
                                                             PORTFOLIO                PORTFOLIO            SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                            $-            -        (28)        (11)         (38)        (33)
      Realized gains (losses) on investments, net               -            -          45           7          397         192
      Net change in unrealized appreciation
        (depreciation) on investments                           -            1         219         100        1,126       1,208
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                       -            1         236          96        1,485       1,367
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -         306         520        1,841       1,380
      Transfers between funds  (note 2)                         -            -         (6)          69          462         336
      Surrenders and terminations                               -            -        (54)        (19)      (1,090)       (928)
      Rescissions                                               -            -           -        (16)         (35)        (13)
      Bonus                                                     -            -           7          16           72          55
      Other transactions (note 2)                               -            -           -           -          (4)         (4)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                           -            -         253         570        1,246         826
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                              -            1         489         666        2,731       2,193
 Net assets at beginning of period                             13           12         984         318        9,929       7,736
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                  $13           13       1,473         984       12,660       9,929
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       40

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                           MUTUAL SHARES         OPPENHEIMER GLOBAL    OPPENHEIMER HIGH INCOME
                                                          SECURITIES FUND        SECURITIES FUND/VA            FUND/VA
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $(116)         (89)        (26)        (21)          135         166
      Realized gains (losses) on investments, net             682          562          94          22         (30)        (84)
      Net change in unrealized appreciation
        (depreciation) on investments                         954        1,149         221         335         (88)           5
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   1,520        1,622         289         336           17          87
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     2,693        1,892          75       1,015           13       1,438
      Transfers between funds  (note 2)                       731           33       (153)         294        (608)       (495)
      Surrenders and terminations                         (1,906)      (2,287)        (67)        (40)        (111)       (103)
      Rescissions                                            (37)          (2)           -        (24)            -           -
      Bonus                                                   114           89           3          54            1          85
      Other transactions (note 2)                             (7)          (8)           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       1,588        (283)       (142)       1,299        (705)         925
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          3,108        1,339         147       1,635        (688)       1,012
 Net assets at beginning of period                         16,326       14,987       2,504         869        2,898       1,886
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $19,434       16,326       2,651       2,504        2,210       2,898
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       41

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                      OPPENHEIMER MAIN STREET    PIMCO VIT ALL ASSET     PIMCO VIT COMMODITY
                                                              FUND/VA                 PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(23)         (36)          55          13            5           -
      Realized gains (losses) on investments, net              47            8          20           2            5           -
      Net change in unrealized appreciation
        (depreciation) on investments                          95          222           4          18           18           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     119          194          79          33           28           -
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                        25        1,484       1,809         451          175           -
      Transfers between funds  (note 2)                     (100)          402         472         187          636           -
      Surrenders and terminations                           (126)         (48)        (39)         (6)         (12)           -
      Rescissions                                               -         (13)        (18)        (13)          (9)           -
      Bonus                                                     1           71          89          16            5           -
      Other transactions (note 2)                             (1)            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       (201)        1,896       2,313         635          795           -
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                           (82)        2,090       2,392         668          823           -
 Net assets at beginning of period                          3,330        1,240         668           -            -           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $3,248        3,330       3,060         668          823           -
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       42

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                         PIMCO VIT EMERGING     PIMCO VIT GLOBAL BOND    PIMCO VIT HIGH YIELD
                                                       MARKETS BOND PORTFOLIO         PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                            $2            -           -           -          140          80
      Realized gains (losses) on investments, net               4            -           1           -           31          20
      Net change in unrealized appreciation
        (depreciation) on investments                           1            -         (1)           -        (103)          41
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                       7            -           -           -           68         141
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                       120            -          58           -          577       1,086
      Transfers between funds  (note 2)                        68            -           2           -          291         506
      Surrenders and terminations                               -            -           -           -        (172)       (129)
      Rescissions                                               -            -           -           -         (14)        (11)
      Bonus                                                     3            -           3           -           18          46
      Other transactions (note 2)                               -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                         191            -          63           -          700       1,498
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                            198            -          63           -          768       1,639
 Net assets at beginning of period                              -            -           -           -        2,750       1,111
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                 $198            -          63           -        3,518       2,750
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       43

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                                                PIMCO VIT STOCKSPLUS
                                                        PIMCO VIT REAL RETURN    GROWTH AND INCOME       PIMCO VIT TOTAL RETURN
                                                             PORTFOLIO                PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                           $31         (26)           3           1          120           9
      Realized gains (losses) on investments, net              80          127          13          11          148         120
      Net change in unrealized appreciation
        (depreciation) on investments                       (124)           59        (11)          17        (229)          60
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                    (13)          160           5          29           39         189
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     2,149        3,649           8          14        1,495       2,102
      Transfers between funds  (note 2)                       114        (259)        (25)        (17)          124         349
      Surrenders and terminations                           (200)         (70)        (29)        (55)        (611)       (457)
      Rescissions                                            (90)          (9)           -           -         (14)        (40)
      Bonus                                                   102          179           -           1           58          95
      Other transactions (note 2)                               -            -           -           -          (1)         (1)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       2,075        3,490        (46)        (57)        1,051       2,048
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          2,062        3,650        (41)        (28)        1,090       2,237
 Net assets at beginning of period                          4,257          607         357         385        7,202       4,965
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $6,319        4,257         316         357        8,292       7,202
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       44


ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)
                                                          SELIGMAN GLOBAL       SELIGMAN SMALLER-CAP    SP STRATEGIC PARTNERS
                                                        TECHNOLOGY PORTFOLIO       VALUE PORTFOLIO     FOCUSED GROWTH PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                            $-            -         147        (33)         (10)         (5)
      Realized gains (losses) on investments, net               -            -          28          22            5           5
      Net change in unrealized appreciation
        (depreciation) on investments                           1            -       (297)         272           76          22
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                       1            -       (122)         261           71          22
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -          20         538          143         160
      Transfers between funds  (note 2)                         -            -        (94)         369           48          20
      Surrenders and terminations                               -            -        (52)        (62)         (11)        (64)
      Rescissions                                               -            -           -        (13)            -           -
      Bonus                                                     -            -           1          28            1           8
      Other transactions (note 2)                               -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                           -            -       (125)         860          181         124
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                              1            -       (247)       1,121          252         146
 Net assets at beginning of period                              7            7       1,993         872          311         165
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                   $8            7       1,746       1,993          563         311
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       45


ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                        SP WILLIAM BLAIR
                                                        INTERNATIONAL GROWTH   TEMPLETON GLOBAL ASSET    TEMPLETON DEVELOPING
                                                             PORTFOLIO             ALLOCATION FUND     MARKETS SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                          $(6)          (6)          21          12         (35)           7
      Realized gains (losses) on investments, net              22            3           4         (2)          441          59
      Net change in unrealized appreciation
        (depreciation) on investments                          30           40         (7)         102          974         794
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      46           37          18         112        1,380         860
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         4          140           -           -        1,090         975
      Transfers between funds  (note 2)                      (18)           36         (9)        (11)        1,144           8
      Surrenders and terminations                             (5)          (9)        (62)        (85)        (506)       (351)
      Rescissions                                               -            -           -           -          (3)         (2)
      Bonus                                                     -            8           -           -           41          51
      Other transactions (note 2)                               -            -         (1)         (1)          (2)         (2)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                        (19)          175        (72)        (97)        1,764         679
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                             27          212        (54)          15        3,144       1,539
 Net assets at beginning of period                            340          128         870         855        4,770       3,231
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                 $367          340         816         870        7,914       4,770
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       46

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                         TEMPLETON FOREIGN        TEMPLETON GLOBAL         TEMPLETON GROWTH
                                                          SECURITIES FUND      INCOME SECURITIES FUND      SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(42)         (47)         189         376         (69)        (33)
      Realized gains (losses) on investments, net             442         (30)          54          90          179       (163)
      Net change in unrealized appreciation
        (depreciation) on investments                       1,187        2,939       (415)          35        1,044       2,371
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   1,587        2,862       (172)         501        1,154       2,175
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     1,017          844           -          14        1,482       2,141
      Transfers between funds  (note 2)                     (836)        (155)        (15)        (16)        (886)         269
      Surrenders and terminations                         (2,052)      (1,811)       (321)       (486)      (1,855)     (2,032)
      Rescissions                                            (23)          (3)           -           -          (8)         (2)
      Bonus                                                    44           41           -           -           51          68
      Other transactions (note 2)                            (11)         (11)         (2)         (3)          (9)        (10)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                     (1,861)      (1,095)       (338)       (491)      (1,225)         434
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          (274)        1,767       (510)          10         (71)       2,609
 Net assets at beginning of period                         19,411       17,644       4,136       4,126       17,190      14,581
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $19,137       19,411       3,626       4,136       17,119      17,190
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       47


ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                        USAZ AIM BASIC VALUE   USAZ AIM INTERNATIONAL   USAZ DAVIS NY VENTURE
                                                                FUND                 EQUITY FUND                 FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(78)         (36)        (24)         (8)         (87)        (23)
      Realized gains (losses) on investments, net             121           29          27           4          164          13
      Net change in unrealized appreciation
        (depreciation) on investments                          84          202         160          89          271         190
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     127          195         163          85          348         180
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     1,110        1,364         593         439        2,944         976
      Transfers between funds  (note 2)                        87          624          25         128          217         728
      Surrenders and terminations                            (76)         (58)        (22)         (8)        (231)       (108)
      Rescissions                                             (8)         (66)         (6)        (14)         (32)        (28)
      Bonus                                                    45           48          24          19          121          39
      Other transactions (note 2)                             (1)            -           -           -          (1)           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       1,157        1,912         614         564        3,018       1,607
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          1,284        2,107         777         649        3,366       1,787
 Net assets at beginning of period                          2,887          780         731          82        2,767         980
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $4,171        2,887       1,508         731        6,133       2,767
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       48

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                       USAZ DREYFUS FOUNDERS    USAZ DREYFUS PREMIER   USAZ FRANKLIN SMALL CAP
                                                         EQUITY GROWTH FUND     SMALL CAP VALUE FUND          VALUE FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(23)         (16)        (24)         (4)         (44)        (15)
      Realized gains (losses) on investments, net              68            2          25           5           75           6
      Net change in unrealized appreciation
        (depreciation) on investments                         (2)           68          44          56           94         176
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      43           54          45          57          125         167
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                       453          311       1,006         362        1,846         928
      Transfers between funds  (note 2)                         9           91        (11)          40          385         164
      Surrenders and terminations                           (105)         (90)        (29)         (1)         (62)        (15)
      Rescissions                                            (10)          (4)        (61)           -         (45)        (29)
      Bonus                                                    21           13          23          13           63          42
      Other transactions (note 2)                               -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                         368          321         928         414        2,187       1,090
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                            411          375         973         471        2,312       1,257
 Net assets at beginning of period                          1,032          657         471           -        1,519         262
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $1,443        1,032       1,444         471        3,831       1,519
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       49

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                        USAZ FUSION BALANCED                             USAZ FUSION MODERATE
                                                                FUND           USAZ FUSION GROWTH FUND           FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(16)            -        (41)           -         (43)           -
      Realized gains (losses) on investments, net               1            -           5           -            7           -
      Net change in unrealized appreciation
        (depreciation) on investments                          50            -         228           -          209           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      35            -         192           -          173           -
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     1,355            -       4,177           -        5,654           -
      Transfers between funds  (note 2)                       200            -         530           -          708           -
      Surrenders and terminations                             (1)            -        (14)           -        (394)           -
      Rescissions                                               -            -       (123)           -            -           -
      Bonus                                                    69            -         179           -          193           -
      Other transactions (note 2)                               -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       1,623            -       4,749           -        6,161           -
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          1,658            -       4,941           -        6,334           -
 Net assets at beginning of period                              -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $1,658            -       4,941           -        6,334           -
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       50

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                        USAZ JENNISON 20/20     USAZ JENNISON GROWTH    USAZ LEGG MASON GROWTH
                                                             FOCUS FUND                 FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                          $(5)            -         (1)           -         (10)         (3)
      Realized gains (losses) on investments, net               2            -           1           -           11           -
      Net change in unrealized appreciation
        (depreciation) on investments                          54            -           9           -           42          22
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      51            -           9           -           43          19
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                       491            -         262           -          262         200
      Transfers between funds  (note 2)                       399            -          76           -          166          13
      Surrenders and terminations                            (14)            -        (11)           -         (25)         (2)
      Rescissions                                            (23)            -        (12)           -            -           -
      Bonus                                                    22            -           7           -            9          10
      Other transactions (note 2)                               -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                         875            -         322           -          412         221
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                            926            -         331           -          455         240
 Net assets at beginning of period                              -            -           -           -          306          66
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                 $926            -         331           -          761         306
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       51

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                       USAZ LEGG MASON VALUE                             USAZ OCC RENAISSANCE
                                                                FUND           USAZ MONEY MARKET FUND            FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(66)         (12)          59        (85)        (105)        (50)
      Realized gains (losses) on investments, net              43           14           -           -          446         101
      Net change in unrealized appreciation
        (depreciation) on investments                         263          136           -           -        (563)         340
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     240          138          59        (85)        (222)         391
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     2,088          733       8,136       9,206        1,307       2,168
      Transfers between funds  (note 2)                       646           99       1,053     (5,852)        (143)         296
      Surrenders and terminations                            (99)         (61)       (916)     (1,729)        (175)        (83)
      Rescissions                                            (49)            -       (673)       (170)         (22)        (26)
      Bonus                                                    91           40         299         404           53          90
      Other transactions (note 2)                               -            -         (1)         (1)          (1)         (1)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       2,677          811       7,898       1,858        1,019       2,444
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          2,917          949       7,957       1,773          797       2,835
 Net assets at beginning of period                          1,367          418       6,670       4,897        4,332       1,497
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $4,284        1,367      14,627       6,670        5,129       4,332
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       52

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                                                                           USAZ OPPENHEIMER
                                                                                  USAZ OPPENHEIMER      EMERGING TECHNOLOGIES
                                                         USAZ OCC VALUE FUND    EMERGING GROWTH FUND             FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(91)         (41)        (43)        (19)         (14)        (10)
      Realized gains (losses) on investments, net             314           52          12         (2)          (4)           5
      Net change in unrealized appreciation
        (depreciation) on investments                       (144)          307         104         134           28         (8)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      79          318          73         113           10        (13)
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     1,629        1,903         502       1,171          183         149
      Transfers between funds  (note 2)                      (58)          649           8         126         (18)          63
      Surrenders and terminations                           (214)        (139)        (30)        (19)         (35)        (30)
      Rescissions                                            (59)          (4)         (7)        (81)            -         (2)
      Bonus                                                    63           90          19          54            8           8
      Other transactions (note 2)                             (1)          (1)           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       1,360        2,498         492       1,251          138         188
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          1,439        2,816         565       1,364          148         175
 Net assets at beginning of period                          3,826        1,010       1,548         184          631         456
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $5,265        3,826       2,113       1,548          779         631
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       53

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                                                  USAZ OPPENHEIMER
                                                      USAZ OPPENHEIMER GLOBAL   INTERNATIONAL GROWTH    USAZ OPPENHEIMER MAIN
                                                                FUND                    FUND                 STREET FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(70)         (12)        (20)         (2)         (71)         (7)
      Realized gains (losses) on investments, net              30            1          48           2           21           2
      Net change in unrealized appreciation
        (depreciation) on investments                         403          177         110          42          158         133
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     363          166         138          42          108         128
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     1,857        1,146         701         158        1,279       1,766
      Transfers between funds  (note 2)                       252          132         225         142          140         232
      Surrenders and terminations                            (55)          (3)        (45)        (16)         (84)         (5)
      Rescissions                                            (27)         (18)         (6)         (6)         (32)       (114)
      Bonus                                                    84           59          29           8           53          81
      Other transactions (note 2)                               -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       2,111        1,316         904         286        1,356       1,960
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          2,474        1,482       1,042         328        1,464       2,088
 Net assets at beginning of period                          1,482            -         378          50        2,088           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $3,956        1,482       1,420         378        3,552       2,088
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       54

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                       USAZ SALOMON BROTHERS    USAZ SALOMON BROTHERS      USAZ VAN KAMPEN
                                                       LARGE CAP GROWTH FUND    SMALL CAP GROWTH FUND   AGGRESSIVE GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(54)         (18)         (2)           -         (16)         (8)
      Realized gains (losses) on investments, net              29            3           -           -           34           3
      Net change in unrealized appreciation
        (depreciation) on investments                         262           69           2           -           58          57
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     237           54           -           -           76          52
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     1,455        1,103         251           -          203         266
      Transfers between funds  (note 2)                       109          150          53           -           55          86
      Surrenders and terminations                           (128)         (23)        (13)           -         (82)        (37)
      Rescissions                                            (63)         (39)         (4)           -            -           -
      Bonus                                                    46           46          12           -            8          11
      Other transactions (note 2)                               -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       1,419        1,237         299           -          184         326
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          1,656        1,291         299           -          260         378
 Net assets at beginning of period                          1,604          313           -           -          611         233
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $3,260        1,604         299           -          871         611
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       55

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                          USAZ VAN KAMPEN          USAZ VAN KAMPEN      USAZ VAN KAMPEN EQUITY
                                                           COMSTOCK FUND        EMERGING GROWTH FUND       AND INCOME FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(65)         (25)        (29)        (13)         (19)         (1)
      Realized gains (losses) on investments, net             237           21          24          10            6           -
      Net change in unrealized appreciation
        (depreciation) on investments                        (83)          268          78          58           65          15
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      89          264          73          55           52          14
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     1,647        1,277         311         612          850         238
      Transfers between funds  (note 2)                        17          529        (12)          92           44          12
      Surrenders and terminations                           (226)         (60)        (67)        (28)         (39)         (1)
      Rescissions                                            (55)         (42)           -        (53)         (46)           -
      Bonus                                                    67           59          11          30           35          11
      Other transactions (note 2)                             (1)            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       1,449        1,763         243         653          844         260
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          1,538        2,027         316         708          896         274
 Net assets at beginning of period                          2,647          620       1,091         383          274           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $4,185        2,647       1,407       1,091        1,170         274
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                       56


ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                       USAZ VAN KAMPEN GLOBAL  USAZ VAN KAMPEN GROWTH  USAZ VAN KAMPEN MID CAP
                                                           FRANCHISE FUND          AND INCOME FUND           GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(44)          (9)        (52)        (22)         (39)        (13)
      Realized gains (losses) on investments, net              33            1         203          12           73          36
      Net change in unrealized appreciation
        (depreciation) on investments                         168           60          62         211          240         115
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     157           52         213         201          274         138
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     1,717          632       1,134         822          592         677
      Transfers between funds  (note 2)                       247           22         436         140          445         159
      Surrenders and terminations                            (51)          (3)        (64)        (49)         (86)        (10)
      Rescissions                                            (62)         (10)        (17)         (9)         (65)         (9)
      Bonus                                                    64           21          46          42           19          30
      Other transactions (note 2)                               -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting
           from contract transactions                       1,915          662       1,535         946          905         847
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          2,072          714       1,748       1,147        1,179         985
 Net assets at beginning of period                            772           58       2,091         944        1,225         240
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $2,844          772       3,839       2,091        2,404       1,225
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       57

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
  (IN THOUSANDS)

                                                      VAN KAMPEN LIT EMERGING   VAN KAMPEN LIT GROWTH
                                                          GROWTH PORTFOLIO      AND INCOME PORTFOLIO       TOTAL ALL FUNDS
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:

      Investment income (loss), net                            $-            -           -           -        1,878       2,183
      Realized gains (losses) on investments, net               -            -           -           -        5,922       (991)
      Net change in unrealized appreciation
        (depreciation) on investments                           1            -           1           2       10,009      32,732
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                       1            -           1           2       17,809      33,924
                                                      --------------------------------------------------------------------------
    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -           -           -       80,879      73,365
      Transfers between funds  (note 2)                         -            -           -           -          569       3,715
      Surrenders and terminations                             (3)          (2)           -           -     (40,122)    (39,131)
      Rescissions                                               -            -           -           -      (2,598)     (1,164)
      Bonus                                                     -            -           -           -        3,086       3,155
      Other transactions (note 2)                               -            -           -           -        (151)       (162)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
resulting  from contract transactions                         (3)          (2)           -           -       41,663      39,778
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                            (2)          (2)           1           2
                                                                                                             59,472      73,702
 Net assets at beginning of period                             14           16          12          10      381,765     308,063
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                  $12           14          13          12      441,237     381,765
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements
December 31, 2005


1.   ORGANIZATION

     Allianz Life of NY Variable Account C (Variable Account) is a segregated investment account of Allianz Life Insurance Company of New York and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established by Allianz Life of New York on February 26, 1988 and commenced operations September 6, 1991. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

     The Variable Account's assets are the property of Allianz Life of New York and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Allianz Life of New York. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business which Allianz Life of New York may conduct.

     The Variable Account's sub-accounts invest, at net asset values, in one or more of select portfolios of AIM Variable Insurance Funds, Inc., The Alger American Fund, Davis Variable Account Fund, Inc., Dreyfus Service Corporation, Franklin Templeton Variable Insurance Products Trust (formerly, Franklin Valuemark Funds), J.P. Morgan Series Trust II, Oppenheimer Variable Account Funds, Pacific Investment Management Company, Prudential Investments Fund Management, LLC, Seligman Portfolios, Inc., USAllianz Advisers, LLC, Van Kampen Life Investment Trust and William Blair & Company LLC, in accordance with the selection made by the contract owner. Not all portfolios are available as investment options for the products which comprise the Variable Account. The investment advisers and specialist manager for each portfolio is listed in the following table.

     PORTFOLIO                                  INVESTMENT ADVISER                         SPECIALIST MANAGER \ ADVISER
     ---------                                  ------------------                         ----------------------------
     AIM V.I. Capital Appreciation Fund         AIM Advisors, Inc.                         N\A
     AIM V.I. Growth Fund                       AIM Advisors, Inc.                         N\A
     AIM V.I. Premier Equity Fund               AIM Advisors, Inc.                         N\A
     Alger American Growth Portfolio            Fred Alger Management, Inc.                N\A
     Alger American Leveraged AllCap Portfolio  Fred Alger Management, Inc.                N\A
     Alger American MidCap Growth Portfolio     Fred Alger Management, Inc.                N\A
     Alger American Small Capitalization        Fred Alger Management, Inc.                N\A
     Portfolio
     Davis VA Financial Portfolio               Davis Selected Advisers, LP                N\A
     Davis VA Real Estate Portfolio             Davis Selected Advisers, LP                N\A
     Davis VA Value Portfolio                   Davis Selected Advisers, LP                N\A
     Dreyfus IP Small Cap Stock Index           The Dreyfus Corporation                    N\A
     Portfolio *
     Dreyfus Stock Index Fund *                 The Dreyfus Corporation                    N\A
     Franklin Global Communications Securities  Franklin Advisers, Inc.                    N\A
     Fund *
     Franklin Growth and Income Securities      Franklin Advisers, Inc.                    N\A
     Fund *
     Franklin High Income Fund *                Franklin Advisers, Inc.                    N\A
     Franklin Income Securities Fund *          Franklin Advisers, Inc.                    N\A
     Franklin Large Cap Growth Securities Fund  Franklin Advisers, Inc.                    N\A
     *
     Franklin Money Market Fund *               Franklin Advisers, Inc.                    N\A
     Franklin Real Estate Fund *                Franklin Advisers, Inc.                    N\A
     Franklin Rising Dividends Securities Fund  Franklin Advisory Services, LLC            N\A
     *
     Franklin Small Cap Value Securities Fund * Franklin Advisory Services, LLC            N\A
     Franklin Small Mid-Cap Growth Securities   Franklin Advisers, Inc.                    N\A
     Fund *
     Franklin U.S. Government Fund *            Franklin Advisory Services, LLC            N\A
     Franklin Zero Coupon Fund 2010             Franklin Advisers, Inc.                    N\A
     J.P. Morgan International Equity Portfolio J.P. Morgan Investment Management Inc.     N\A
     J.P. Morgan U.S. Large Cap Core Equity     J.P. Morgan Investment Management Inc.     N\A
     Portfolio
     Jennison 20/20 Focus Portfolio *           Prudential Investments Fund Management ,   N\A
                                                LLC
     Mutual Discovery Securities Fund *         Franklin Mutual Advisers, LLC              N\A



                                       59



ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005



1.       ORGANIZATION (CONTINUED)

     PORTFOLIO                                  INVESTMENT ADVISER                         SPECIALIST MANAGER \ ADVISER
     ---------                                  ------------------                         ----------------------------
     Mutual Shares Securities Fund *            Franklin Mutual Advisers, LLC              N\A
     Oppenheimer Global Securities Fund/VA      OppenheimerFunds, Inc.                     N\A
     Oppenheimer High Income Fund/VA            OppenheimerFunds, Inc.                     N\A
     Oppenheimer Main Street Fund/VA            OppenheimerFunds, Inc                      N\A
     PIMCO VIT All Asset Portfolio +            Pacific Investment Management Company      N\A
     PIMCO VIT Commodity Portfolio +            Pacific Investment Management Company      N\A
     PIMCO VIT Emerging Markets Bond Portfolio+ Pacific Investment Management Company      N\A
     PIMCO VIT Global Bond Portfolio +          Pacific Investment Management Company      N\A
     PIMCO VIT High Yield Portfolio +           Pacific Investment Management Company      N\A
     PIMCO VIT Real Return Portfolio +          Pacific Investment Management Company      N\A
     PIMCO VIT StocksPLUS Growth and Income     Pacific Investment Management Company      N\A
     Portfolio +
     PIMCO VIT Total Return Portfolio +         Pacific Investment Management Company      N\A
     Seligman Global Technology Portfolio       J & W Seligman & Co. Inc.                  N\A
     Seligman Smaller-Cap Value Portfolio       J & W Seligman & Co. Inc.                  N\A
     SP Strategic Partners Focused Growth       Prudential Investments Fund Management ,   N\A
     Portfolio *                                LLC
     SP William Blair International Growth      William Blair & Company, LLC               N\A
     Portfolio *
     Templeton Global Asset Allocation Fund *   Templeton Global Advisors Limited          N\A
     Templeton Developing Markets Securities    Templeton Asset Management Ltd.            N\A
     Fund *
     Templeton Foreign Securities Fund *        Franklin Advisers, Inc.                    N\A
     Templeton Global Income Securities Fund *  Franklin Advisers, Inc.                    N\A
     Templeton Growth Securities Fund *         Templeton Global Advisors Limited          N\A
     USAZ AIM Basic Value Fund * +              USAllianz Advisers, LLC                    A I M Capital Management, Inc.
     USAZ AIM International Equity Fund * +     USAllianz Advisers, LLC                    A I M Capital Management, Inc.
     USAZ Davis NY Venture Fund * +             USAllianz Advisers, LLC                    Davis Selected Advisers, L. P.
     USAZ Dreyfus Founders Equity Growth Fund *+USAllianz Advisers, LLC                    Founders Asset Management, LLC
     USAZ Dreyfus Premier Small Cap Value Fund  USAllianz Advisers, LLC                    The Dreyfus Corporation
     * +
     USAZ Franklin Small Cap Value Fund * +     USAllianz Advisers, LLC                    Franklin Advisory Services, LLC
     USAZ Fusion Balanced Fund +                USAllianz Advisers, LLC                    USAllianz Advisers, LLC
     USAZ Fusion Growth Fund +                  USAllianz Advisers, LLC                    USAllianz Advisers, LLC
     USAZ Fusion Moderate Fund +                USAllianz Advisers, LLC                    USAllianz Advisers, LLC
     USAZ Jennison 20/20 Focus Fund * +         USAllianz Advisers, LLC                    Jennison Associates LLC
     USAZ Jennison Growth Fund * +              USAllianz Advisers, LLC                    Jennison Associates LLC
     USAZ Legg Mason Growth Fund * +            USAllianz Advisers, LLC                    Legg Mason Funds Management, Inc.
     USAZ Legg Mason Value Fund * +             USAllianz Advisers, LLC                    Legg Mason Funds Management, Inc.
     USAZ Money Market Fund * +                 USAllianz Advisers, LLC                    Prudential Investment Management, Inc.
     USAZ OCC Renaissance Fund * +              USAllianz Advisers, LLC                    Oppenheimer Capital, LLC
     USAZ OCC Value Fund * +                    USAllianz Advisers, LLC                    Oppenheimer Capital, LLC
     USAZ Oppenheimer Emerging Growth Fund * +  USAllianz Advisers, LLC                    OppenheimerFunds, Inc.
     USAZ Oppenheimer Emerging Technologies     USAllianz Advisers, LLC                    OppenheimerFunds, Inc.
     Fund * +
     USAZ Oppenheimer Global Fund * +           USAllianz Advisers, LLC                    OppenheimerFunds, Inc.
     USAZ Oppenheimer International Growth      USAllianz Advisers, LLC                    OppenheimerFunds, Inc.
     Fund * +
     USAZ Oppenheimer Main Street Fund *        USAllianz Advisers, LLC                    OppenheimerFunds, Inc.
     USAZ Salomon Brothers Large Cap Growth     USAllianz Advisers, LLC                    Salomon Brothers Asset Management Inc.
     Fund * +
     USAZ Salomon Brothers Small Cap Growth     USAllianz Advisers, LLC                    Salomon Brothers Asset Management Inc.
     Fund * +
     USAZ Van Kampen Aggressive Growth Fund * + USAllianz Advisers, LLC                    Van Kampen Investment Advisory Corp.


                                       60

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

1.        ORGANIZATION (CONTINUED)

     PORTFOLIO                                  INVESTMENT ADVISER                         SPECIALIST MANAGER \ ADVISER
     ---------                                  ------------------                         ----------------------------
     USAZ Van Kampen Comstock Fund * +          USAllianz Advisers, LLC                    Van Kampen Asset Management, Inc.
     USAZ Van Kampen Emerging Growth Fund * +   USAllianz Advisers, LLC                    Van Kampen Asset Management, Inc
     USAZ Van Kampen Equity and Income Fund * + USAllianz Advisers, LLC                    Van Kampen Asset Management, Inc
     USAZ Van Kampen Global Franchise Fund * +  USAllianz Advisers, LLC                    Van Kampen Asset Management, Inc.
     USAZ Van Kampen Growth and Income Fund * + USAllianz Advisers, LLC                    Van Kampen Asset Management, Inc.
     USAZ Van Kampen Mid Cap Growth Fund * +    USAllianz Advisers, LLC                    Van Kampen Investment Advisory Corp.
     Van Kampen LIT Emerging Growth Portfolio * Van Kampen Asset Management, Inc.          N\A
     Van Kampen LIT Growth and Income Portfolio Van Kampen Asset Management, Inc.          N\A

*    Portfolio contains class 2 shares which assess 12b-1 fees.
+ The investment adviser of this fund is an affiliate of Allianz Life of New York and is paid an investment management fee by the fund.

2.        SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INVESTMENTS

     Investments of the Variable Account are valued daily at market value using net asset values provided by investment advisers of the portfolios.

     Realized investment gains include realized gain distributions received from the respective portfolios and gains on the sale of portfolio shares as determined by the average cost method. Realized gain distributions are reinvested in the respective portfolios. Dividend distributions received from the portfolios are reinvested in additional shares of the portfolios and are recorded as income to the Variable Account on the ex-dividend date.

     A Flexible Fixed Account investment option and a Dollar Cost Averaging Fixed Account investment option are available to deferred annuity contract owners. These accounts are comprised of equity and fixed income investments which are part of the general assets of Allianz Life of New York. The liabilities of the Fixed Account, including the guaranteed minimum rate of return on the Fixed Account of 3%, are part of the general obligations of Allianz Life of New York and are not included in the Variable Account. The guaranteed minimum rate of return on the Fixed Accounts is 3%.

     Available investment options, including the date the investment option was available for each product, as of December 31, 2005 are listed in the following table.


                                                        USALLIANZ    USALLIANZ    USALLIANZ    VALUEMARK   USALLIANZ
     PORTFOLIO                                          ADVANTAGE    CHARTER II  OPPORTUNITY      II      VALUEMARK IV
     ---------
                                                       ----------------------------------------------------------------
                                                       ----------------------------------------------------------------

     Davis VA Financial Portfolio                         11/5/2001     5/3/2004    10/4/2002         N/A     5/1/2002
     Dreyfus IP Small Cap Stock Index Portfolio           11/5/2001     5/3/2004    10/4/2002         N/A     5/1/2002
     Dreyfus Stock Index Fund                             11/5/2001     5/3/2004    10/4/2002         N/A     5/1/2002
     Franklin Global Communications Securities Fund       1/22/2001     5/3/2004    10/4/2002    9/6/1991    8/17/1998
     Franklin Growth and Income Securities Fund           1/22/2001     5/3/2004    10/4/2002    9/6/1991    8/17/1998
     Franklin High Income Fund                            1/22/2001     5/3/2004    10/4/2002    9/6/1991    8/17/1998
     Franklin Income Securities Fund                      1/22/2001     5/3/2004    10/4/2002    9/6/1991    8/17/1998
     Franklin Large Cap Growth Securities Fund            1/22/2001     5/3/2004    10/4/2002    5/1/1996    8/17/1998
     Franklin Real Estate Fund                             5/1/2001     5/3/2004    10/4/2002    9/6/1991    8/17/1998
     Franklin Rising Dividends Securities Fund            1/22/2001     5/3/2004    10/4/2002   1/27/1992    8/17/1998
     Franklin Small-Mid Cap Growth Securities Fund        1/22/2001     5/3/2004    10/4/2002   11/1/1995    8/17/1998
     Franklin U.S. Government Fund                        1/22/2001     5/3/2004    10/4/2002    9/6/1991    8/17/1998
     Franklin Zero Coupon Fund 2010                       11/5/2001     5/3/2004    10/4/2002    9/6/1991    8/17/1998

                                       61


ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVESTMENTS (CONTINUED)
                                                        USALLIANZ    USALLIANZ    USALLIANZ                USALLIANZ
     PORTFOLIO                                          ADVANTAGE    CHARTER II  OPPORTUNITY  VALUEMARK II VALUEMARK IV
                                                       ----------------------------------------------------------------

     Mutual Discovery Securities Fund                     1/22/2001     5/3/2004    10/4/2002   11/8/1996    8/17/1998
     Mutual Shares Securities Fund                        1/22/2001     5/3/2004    10/4/2002   11/8/1996    8/17/1998
     PIMCO VIT All Asset Portfolio                         5/3/2004     5/3/2004     5/3/2004         N/A     5/3/2004
     PIMCO VIT Commodity Portfolio                         5/2/2005     5/2/2005     5/2/2005         N/A     5/2/2005
     PIMCO VIT Emerging Markets Bond Portfolio             5/2/2005     5/2/2005     5/2/2005         N/A     5/2/2005
     PIMCO VIT Global Bond Portfolio                       5/2/2005     5/2/2005     5/2/2005         N/A     5/2/2005
     PIMCO VIT High Yield Portfolio                       1/22/2001     5/3/2004    10/4/2002   11/5/2001    11/5/2001
     PIMCO VIT Real Return Portfolio                       5/1/2003     5/3/2004     5/1/2003         N/A     5/1/2003
     PIMCO VIT Total Return Portfolio                     1/22/2001     5/3/2004    10/4/2002   11/5/2001    11/5/2001
     Templeton Developing Markets Securities Fund         11/5/2001     5/3/2004    10/4/2002   7/31/1994    7/31/1994
     Templeton Foreign Securities Fund                    11/5/2001     5/3/2004    10/4/2002   1/24/1992    6/30/1994
     Templeton Growth Securities Fund                     11/5/2001     5/3/2004    10/4/2002   7/31/1994    7/31/1994
     USAZ AIM Basic Value Fund                             5/1/2002     5/3/2004    10/4/2002         N/A     5/1/2002
     USAZ AIM International Equity Fund                    5/1/2002     5/3/2004    10/4/2002         N/A     5/1/2002
     USAZ Davis NY Venture Fund                            11/15/01     5/3/2004     3/8/2004    3/8/2004     3/8/2004
     USAZ Dreyfus Founders Equity Growth Fund              11/15/01     5/3/2004     3/8/2004    3/8/2004     3/8/2004
     USAZ Dreyfus Premier Small Cap Value Fund             5/3/2004     5/3/2004     5/3/2004         N/A     5/3/2004
     USAZ Franklin Small Cap Value Fund                    5/1/2003     5/3/2004     5/1/2003         N/A     5/1/2003
     USAZ Fusion Balance Fund                              5/2/2005     5/2/2005     5/2/2005         N/A     5/2/2005
     USAZ Fusion Growth Fund                               5/2/2005     5/2/2005     5/2/2005         N/A     5/2/2005
     USAZ Fusion Moderate Fund                             5/2/2005     5/2/2005     5/2/2005         N/A     5/2/2005
     USAZ Jennison 20/20 Focus Fund                        5/2/2005     5/2/2005     5/2/2005         N/A     5/2/2005
     USAZ Jennison Growth Fund                             5/2/2005     5/2/2005     5/2/2005         N/A     5/2/2005
     USAZ Legg Mason Growth Fund                           5/1/2002     5/3/2004    10/4/2002         N/A     5/1/2002
     USAZ Legg Mason Value Fund                           11/5/2001     5/3/2004    10/4/2002   11/5/2001    11/5/2001
     USAZ Money Market Fund                               1/22/2001     5/3/2004    10/4/2002   11/5/2001    11/5/2001
     USAZ OCC Renaissance Fund                            11/5/2001     5/3/2004    10/4/2002   11/5/2001    11/5/2001
     USAZ OCC Value Fund                                  11/5/2001     5/3/2004    10/4/2002   11/5/2001    11/5/2001
     USAZ Oppenheimer Emerging Growth Fund                 5/1/2002     5/3/2004    10/4/2002         N/A     5/1/2002
     USAZ Oppenheimer Emerging Technologies Fund          11/5/2001     5/3/2004    10/4/2002   11/5/2001    11/5/2001
     USAZ Oppenheimer Global Fund                          5/3/2004     5/3/2004     5/3/2004         N/A     5/3/2004
     USAZ Oppenheimer International Growth Fund            3/8/2004     5/3/2004     3/8/2004    3/8/2004     3/8/2004
     USAZ Oppenheimer Main Street Fund                     5/3/2004     5/3/2004     5/3/2004         N/A     5/3/2004
     USAZ Salomon Brothers Large Cap Growth Fund           5/1/2002     5/3/2004    10/4/2002         N/A     5/1/2002
     USAZ Salomon Brothers Small Cap Growth Fund           5/2/2005     5/2/2005     5/2/2005         N/A     5/2/2005
     USAZ Van Kampen Aggressive Growth Fund                5/1/2001     5/3/2004    10/4/2002    5/1/2001     5/1/2001
     USAZ Van Kampen Comstock Fund                         5/1/2001     5/3/2004    10/4/2002    5/1/2001     5/1/2001
     USAZ Van Kampen Emerging Growth Fund                  5/1/2001     5/3/2004    10/4/2002    5/1/2001     5/1/2001
     USAZ Van Kampen Equity and Income Fund                5/3/2004     5/3/2004     5/3/2004         N/A     5/3/2004
     USAZ Van Kampen Global Franchise Fund                 5/1/2003     5/3/2004     05/03/04         N/A     05/03/04
     USAZ Van Kampen Growth and Income Fund                5/1/2001     5/3/2004    10/4/2002    5/1/2001     5/1/2001
     USAZ Van Kampen Mid Cap Growth Fund                   5/1/2001     5/3/2004    10/4/2002    5/1/2001     5/1/2001

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVESTMENTS (CONTINUED)

     For the years ended December 31, 2005 and 2004, several portfolios were closed to new money. The portfolio names and effective date of the closures are summarized in the following table.


     PORTFOLIO                                              DATE CLOSED
     ---------                                              -----------
     Davis VA Value Portfolio                               May 1, 2004
     Oppenheimer Global Securities Fund/VA                  May 1, 2004
     Oppenheimer Main Street Fund/VA                        May 1, 2004
     Seligman Smaller-Cap Value Portfolio                   May 1, 2004
     Franklin Small Cap Value Securities Fund               May 2, 2005



     For the years ended December 31, 2005 and 2004, several portfolios merged. The portfolio names and effective date of the mergers are summarized in the following table.


     CLOSED PORTFOLIO                                 RECEIVING PORTFOLIO                              DATE MERGED
     ----------------                                 -------------------                              -----------
     Franklin Aggressive Growth Securities Fund       Franklin Small Cap Fund                          April 30, 2004
     Franklin Zero Coupon Fund 2005                   USAZ Money Market Fund                           December 16, 2005


     For the years ended December 31, 2005 and 2004, several portfolios changed their name as summarized, with the effective date of the change, in the following table.


     CURRENT PORTFOLIO                                  PRIOR PORTFOLIO NAME                          EFFECTIVE DATE
     -----------------                                  --------------------                          --------------
     USAZ Dreyfus Founds Growth and Income Fund         USAZ AllianceBernstein Large Cap Growth Fund  March 8, 2004
     USAZ Davis NY Venture Fund                         USAZ AllianceBernstein Growth and Income Fund March 8, 2004
     USAZ Oppenheimer International Growth Fund         USAZ Templeton Developed Markets              March 8, 2004
     SP William Blair Internation Growth Portfolio      SP Jennison International Growth Portfolio    May 3, 2004
     USAZ Legg Mason Value Fund                         USAZ PIMCO PEA Growth and Income Fund         July 27, 2004
     USAZ Franklin Small Cap Value Fund                 USAZ PIMCO NFJ Small Cap Value Fund           April 4, 2005
     USAZ Legg Mason Growth Fund                        USAZ AIM Dent Demographic Trends Fund         April 4, 2005
     USAZ Salomon Brothers Large Cap Growth Fund        USAZ AIM Blue Chip Fund                       April 4, 2005
     Franklin Small-Mid Cap Growth Securities Fund      Franklin Small Cap Fund                       April 29, 2005
     USAZ Dreyfus Founders Equity Growth Fund           USAZ Dreyfus Founders Growth and Income Fund  April 29, 2005
     USAZ PEA Renaissance Fund                          USAZ PIMCO PEA Renaissance Fund               April 29, 2005
     USAZ PEA Value Fund                                USAZ PIMCO PEA Value Fund                     April 29, 2005
     USAZ Van Kampen Mid Cap Growth Fund                USAZ Van Kampen Growth Fund                   April 29, 2005
     USAZ OCC Renaissance Fund                          USAZ PEA Renaissance Fund                     September 23, 2005
     USAZ OCC Value Fund                                USAZ PEA Value Fund                           September 23, 2005

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVESTMENTS (CONTINUED)

     CONTRACTS IN ANNUITY PAYMENT PERIOD

     Annuity reserves are computed for currently payable contracts according to the 1983 and 2000 Individual Annuity Mortality Tables, using an assumed investment return (AIR) equal to the AIR of the specific contracts, either 3%, 4.5% or 5%. Charges to annuity reserves for mortality and risk expense are reimbursed to Allianz Life of New York if the reserves required are less than originally estimated. If additional reserves are required, Allianz Life of New York reimburses the account.

     PREMIUM BONUS

     A premium bonus is awarded to the contract owner of the USAllianz Opportunity product at the time of deposit. The bonus credited is 6% of the purchase payment.

     EXPENSES

     ASSET BASED EXPENSES

     A mortality and expense risk charge and an administrative charge are deducted from the Variable Account on a daily basis. The charges, on an annual basis, are summarized in the following table.

     CONTRACT                                          Mortality and Expense                  Administrative
     --------
                                                            RISK CHARGE                           CHARGE
     USAllianz Advantage - Option 1                            1.34%                              0.15%
     USAllianz Advantage - Option 2                            1.50%                              0.15%
     USAllianz Advantage - Option 3                            1.70%                              0.15%
     USAllianz Advantage - Option 4                            1.70%                              0.15%
     USAllianz Advantage - Option 5                            1.85%                              0.15%
     USAllianz Advantage - Option 6                            2.20%                              0.15%
     USAllianz Advantage - Option 7                            2.35%                              0.15%
     USAllianz Charter II - NY - Option 1                      1.75%                              0.00%
     USAllianz Charter II - NY - Option 2                      1.95%                              0.00%
     USAllianz Charter II - NY - Option 3                      1.95%                              0.00%
     USAllianz Charter II - NY - Option 4                      2.10%                              0.00%
     USAllianz Charter II - NY - Option 5                      2.45%                              0.00%
     USAllianz Charter II - NY - Option 6                      2.60%                              0.00%
     USAllianz Opportunity - Option 1                          1.90%                              0.00%
     USAllianz Opportunity - Option 2                          2.10%                              0.00%
     USAllianz Opportunity - Option 3                          2.10%                              0.00%
     USAllianz Opportunity - Option 4                          2.25%                              0.00%
     USAllianz Opportunity - Option 5                          2.60%                              0.00%
     USAllianz Opportunity - Option 6                          2.75%                              0.00%
     USAllianz Valuemark II                                    1.25%                              0.15%
     USAllianz Valuemark IV                                    1.34%                              0.15%

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     The M&E charge and administrative charge for USAllianz Advantage can be summarized as follows:

     USAllianz Advantage provides a Traditional Guaranteed Minimum Protection Benefit (Traditional GMPB). The contract holder can elect the Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB), the Enhanced Guaranteed Minimum Income Benefit (Enhanced GMIB) or both (together, Enhanced Guaranteed Minimum Protection Benefit (Enhanced GMPB). These features provide for a guaranteed death benefit and a guaranteed annuity income benefit (which provides for guaranteed minimum payments during the Payout Phase.)

         (INCLUDES -.15% OF          Charges for Contracts     Charges for Contracts with   Charges for Contracts with
       ADMINISTRATION CHARGE)             with no GMIB              Traditional GMIB               Enhanced GMIB
    ------------------------------ --------------------------- ---------------------------- ----------------------------
    ------------------------------ --------------------------- ---------------------------- ----------------------------
    Old Enhanced Death Benefit               1.49%
                                           (Option 1)

    Traditional Death Benefit                1.65%                        1.85%                        2.35%
                                           (Option 2)                  (Option 4)                   (Option 6)

    Enhanced Death Benefit                   1.85%                        2.00%                        2.50%
                                           (Option 3)                  (Option 5)                   (Option 7)



     The M&E charge and administrative charge for USAllianz Charter II - NY can be summarized as follows:

     USAllianz  Charter  II -  NY  provides  a  Traditional  Guaranteed  Minimum
     Protection Benefit (Traditional GMPB). The contract holder can elect the Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB), the Enhanced
     Guaranteed  Minimum  Income  Benefit  (Enhanced  GMIB)  or both  (together,
     Enhanced Guaranteed Minimum Protection Benefit (Enhanced GMPB). These features provide for a guaranteed death benefit and a guaranteed annuity income benefit (which provides for guaranteed minimum payments during the Payout Phase.)

                                       Charges for Contracts       Charges for Contracts       Charges for Contracts
                                            with no GMIB           with Traditional GMIB         with Enhanced GMIB
                                     --------------------------- --------------------------- ---------------------------
                                     --------------------------- --------------------------- ---------------------------

    Traditional Death Benefit                  1.75%                       1.95%                       2.45%
                                             (Option 1)                  (Option 3)                  (Option 5)

    Enhanced Death Benefit                     1.95%                       2.10%                       2.60%
                                             (Option 2)                  (Option 4)                  (Option 6)



     The M&E charge and administrative charge for USAllianz Opportunity can be summarized as follows:

     USAllianz Opportunity provides a Traditional  Guaranteed Minimum Protection
     Benefit  (Traditional  GMPB).  The  contract  holder can elect the Enhanced
     Guaranteed  Minimum Death Benefit (Enhanced GMDB), the Enhanced  Guaranteed
     Minimum  Income  Benefit  (Enhanced  GMIB)  or  both  (together,   Enhanced
     Guaranteed  Minimum  Protection  Benefit  (Enhanced  GMPB).  These features provide for a  guaranteed  death  benefit and a guaranteed  annuity  income benefit (which provides for guaranteed  minimum  payments during the Payout
     Phase.)


                                     Charges for contracts     Charges for Contracts with   Charges for Contracts with
                                          with no GMIB              Traditional GMIB               Enhanced GMIB
                                   --------------------------- ---------------------------- ----------------------------
                                   --------------------------- ---------------------------- ----------------------------

    Traditional Death Benefit                1.90%                        2.10%                        2.60%
                                           (Option 1)                  (Option 3)                   (Option 5)

    Enhanced Death Benefit                   2.10%                        2.25%                        2.75%
                                           (Option 2)                  (Option 4)                   (Option 6)

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total mortality and expense risk charges and administrative charges (in thousands) for the year ended December 31, 2005 are listed in the following table:

                                                                                                       ALGER         ALGER
                                                  AIM V.I.                                ALGER       AMERICAN     AMERICAN
                                                  CAPITAL                   AIM V.I.     AMERICAN    LEVERAGED      MIDCAP
                                                APPRECIATION   AIM V.I.     PREMIER       GROWTH       ALLCAP       GROWTH
                                                    FUND     GROWTH FUND  EQUITY FUND   PORTFOLIO    PORTFOLIO     PORTFOLIO
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      -            -            2            -            -             1
       USAllianz Advantage - Option 2                      -            -            -            -            -             -
       USAllianz Advantage - Option 3                      -            -            -            -            -             -
       USAllianz Advantage - Option 4                      -            -            -            -            -             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      -            -            -            -            -             -
       USAllianz Advantage - Option 7                      -            -            -            -            -             -
       USAllianz Charter II - NY - Option 1                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 2                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 5                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 6                -            -            -            -            -             -
       USAllianz Opportunity - Option 1                    -            -            -            -            -             -
       USAllianz Opportunity - Option 2                    -            -            -            -            -             -
       USAllianz Opportunity - Option 3                    -            -            -            -            -             -
       USAllianz Opportunity - Option 4                    -            -            -            -            -             -
       USAllianz Opportunity - Option 5                    -            -            -            -            -             -
       USAllianz Opportunity - Option 6                    -            -            -            -            -             -
       Valuemark II & III                                  -            8            -            6            3             -
       Valuemark IV                                        -            2            -            1            1             -
                                                -------------------------------------------------------------------------------
       Total Expenses                                      -           10            2            7            4             1
                                                ===============================================================================


                                                   ALGER       DAVIS VA     DAVIS VA     DAVIS VA    DREYFUS IP     DREYFUS
                                                  AMERICAN
                                                   SMALL      FINANCIAL                              SMALL CAP
                                                CAPITALIZATION PORTFOLIO   REAL ESTATE     VALUE     STOCK INDEX   STOCK INDEX
                                                 PORTFOLIO                PORTFOLIO    PORTFOLIO    PORTFOLIO       FUND
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      -            2            -            5            2             6
       USAllianz Advantage - Option 2                      -            -            -            -            -             1
       USAllianz Advantage - Option 3                      -            -            -            -            -             1
       USAllianz Advantage - Option 4                      -            -            -            -            1             2
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      -            1            -            -            3             1
       USAllianz Advantage - Option 7                      -            2            -            -            3             2
       USAllianz Charter II - NY - Option 1                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 2                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 5                -            -            -            -            1             -
       USAllianz Charter II - NY - Option 6                -            1            -            -            3            10
       USAllianz Opportunity - Option 1                    -            5            -            7           12            19
       USAllianz Opportunity - Option 2                    -            2            -           13            2            11
       USAllianz Opportunity - Option 3                    -            -            -            -            1             2
       USAllianz Opportunity - Option 4                    -            -            -            -            1             6
       USAllianz Opportunity - Option 5                    -            1            -            -            4             3
       USAllianz Opportunity - Option 6                    -            6            -            1           27            40
       Valuemark II & III                                  -            -            -            -            -            10
       Valuemark IV                                        -            -            -            -            -             8
                                                -------------------------------------------------------------------------------
       Total Expenses                                      -           20            -           26           60           122
                                                ===============================================================================

                                       66

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total mortality and expense risk charges and administrative charges (in thousands) for the year ended December 31, 2005 are listed in the following table:

                                                  FRANKLIN     FRANKLIN     FRANKLIN     FRANKLIN     FRANKLIN     FRANKLIN
                                                   GLOBAL     GROWTH AND                             LARGE CAP
                                                COMMUNICATIONS  INCOME                    INCOME       GROWTH
                                                 SECURITIES   SECURITIES  HIGH INCOME   SECURITIES   SECURITIES  MONEY MARKET
                                                    FUND         FUND         FUND         FUND         FUND         FUND
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      2            9            7           26            3             -
       USAllianz Advantage - Option 2                      -            2            9           18            1             -
       USAllianz Advantage - Option 3                      -            -            -            3            -             -
       USAllianz Advantage - Option 4                      -            1            2            1            -             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      -            -            -            1            4             -
       USAllianz Advantage - Option 7                      2            2            3            7            4             -
       USAllianz Charter II - NY - Option 1                -            -            1            1            -             -
       USAllianz Charter II - NY - Option 2                -            -            -            1            -             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            1            -             -
       USAllianz Charter II - NY - Option 5                -            1            -            1            1             -
       USAllianz Charter II - NY - Option 6                -            1            2           15            5             -
       USAllianz Opportunity - Option 1                    1            9           24           24           13             -
       USAllianz Opportunity - Option 2                    1            7            5           15            6             -
       USAllianz Opportunity - Option 3                    -            -            -            5            1             -
       USAllianz Opportunity - Option 4                    -            3            1            1            1             -
       USAllianz Opportunity - Option 5                    1            4            3           14            4             -
       USAllianz Opportunity - Option 6                    4           23           24           70           18             -
       Valuemark II & III                                154          461           91          407          110            85
       Valuemark IV                                        7           16            8           18           16             2
                                                -------------------------------------------------------------------------------
       Total Expenses                                    172          539          180          629          187            87
                                                ===============================================================================


                                                  FRANKLIN     FRANKLIN     FRANKLIN     FRANKLIN     FRANKLIN     FRANKLIN
                                                                RISING     SMALL CAP    SMALL-MID
                                                              DIVIDENDS      VALUE      CAP GROWTH      U.S.
                                                REAL ESTATE   SECURITIES   SECURITIES   SECURITIES   GOVERNMENT   ZERO COUPON
                                                    FUND         FUND         FUND         FUND         FUND       FUND 2005
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                     10           29            4            6           29             2
       USAllianz Advantage - Option 2                      -           19            -            -            9             -
       USAllianz Advantage - Option 3                      2            1            1            -            1             -
       USAllianz Advantage - Option 4                      -            -            -            -            -             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      5            7            1            1            3             -
       USAllianz Advantage - Option 7                      7           10            2            1            1             1
       USAllianz Charter II - NY - Option 1                -            -            -            -            1             -
       USAllianz Charter II - NY - Option 2                -            -            -            -            1             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 5                1            -            -            -            -             -
       USAllianz Charter II - NY - Option 6                3            5            1            1            3             -
       USAllianz Opportunity - Option 1                   19           30            5            5           30            10
       USAllianz Opportunity - Option 2                   13           15            4            4           18             1
       USAllianz Opportunity - Option 3                    1            -            1            1            -             -
       USAllianz Opportunity - Option 4                    1            2            -            -            1             -
       USAllianz Opportunity - Option 5                    9           15            2            3           15             5
       USAllianz Opportunity - Option 6                   41           64           24           15           38             5
       Valuemark II & III                                134          345           21           96          309            35
       Valuemark IV                                        2           25           10           11           14             1
                                                -------------------------------------------------------------------------------
       Total Expenses                                    248          567           76          144          473            60
                                                ===============================================================================



                                       67

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total mortality and expense risk charges and administrative charges (in thousands) for the year ended December 31, 2005 are listed in the following table:

                                                  FRANKLIN   J.P. MORGAN  J.P. MORGAN    JENNISON      MUTUAL       MUTUAL
                                                                           U.S. LARGE
                                                             INTERNATIONAL  CAP CORE                 DISCOVERY      SHARES
                                                ZERO COUPON     EQUITY       EQUITY    20/20 FOCUS   SECURITIES   SECURITIES
                                                 FUND 2010    PORTFOLIO    PORTFOLIO    PORTFOLIO       FUND         FUND
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      9            -            -            3            2             5
       USAllianz Advantage - Option 2                      -            -            -            -            -             2
       USAllianz Advantage - Option 3                      -            -            -            1            1             1
       USAllianz Advantage - Option 4                      -            -            -            -            -             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      3            -            -            2            1             -
       USAllianz Advantage - Option 7                      -            -            -            1            4             7
       USAllianz Charter II - NY - Option 1                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 2                -            -            -            -            -             1
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 5                -            -            -            -            1             2
       USAllianz Charter II - NY - Option 6                1            -            -            5           11             7
       USAllianz Opportunity - Option 1                    9            -            -            3           14            30
       USAllianz Opportunity - Option 2                    2            -            -            2           14            10
       USAllianz Opportunity - Option 3                    -            -            -            -            1             -
       USAllianz Opportunity - Option 4                    -            -            -            -            2             2
       USAllianz Opportunity - Option 5                    3            -            -            2            5             5
       USAllianz Opportunity - Option 6                    5            -            -            9           22            40
       Valuemark II & III                                 38            -            -            -           92           150
       Valuemark IV                                        2            -            -            -           13            21
                                                -------------------------------------------------------------------------------
       Total Expenses                                     72            -            -           28          183           283
                                                ===============================================================================


                                                OPPENHEIMER  OPPENHEIMER  OPPENHEIMER   PIMCO VIT    PIMCO VIT     PIMCO VIT
                                                   GLOBAL                                                          EMERGING
                                                 SECURITIES  HIGH INCOME  MAIN STREET   ALL ASSET    COMMODITY   MARKETS BOND
                                                  FUND/VA      FUND/VA      FUND/VA     PORTFOLIO    PORTFOLIO     PORTFOLIO
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      6            4            8            2            -             -
       USAllianz Advantage - Option 2                      -            -            -            -            -             -
       USAllianz Advantage - Option 3                      -            -            -            -            -             -
       USAllianz Advantage - Option 4                      -            -            1            -            -             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      -            -            -            1            -             -
       USAllianz Advantage - Option 7                      -            -            4            3            1             -
       USAllianz Charter II - NY - Option 1                -            -            -            1            -             -
       USAllianz Charter II - NY - Option 2                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            1            -             -
       USAllianz Charter II - NY - Option 5                -            -            -            1            -             -
       USAllianz Charter II - NY - Option 6                -            -            -            2            -             -
       USAllianz Opportunity - Option 1                   15           25           20            5            -             -
       USAllianz Opportunity - Option 2                   10           15           18            2            -             -
       USAllianz Opportunity - Option 3                    -            -            -            -            -             -
       USAllianz Opportunity - Option 4                    -            -            -            1            -             -
       USAllianz Opportunity - Option 5                    6            1            3            4            -             -
       USAllianz Opportunity - Option 6                   14            1           12           17            3             1
       Valuemark II & III                                  -            -            -            -            -             -
       Valuemark IV                                        1            -            -            -            -             -
                                                -------------------------------------------------------------------------------
       Total Expenses                                     52           46           66           40            4             1
                                                ===============================================================================



                                       68

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total mortality and expense risk charges and administrative charges (in thousands) for the year ended December 31, 2005 are listed in the following table:

                                                 PIMCO VIT    PIMCO VIT    PIMCO VIT    PIMCO VIT    PIMCO VIT     SELIGMAN
                                                                                        STOCKSPLUS
                                                                                        GROWTH AND     TOTAL        GLOBAL
                                                GLOBAL BOND   HIGH YIELD  REAL RETURN     INCOME       RETURN     TECHNOLOGY
                                                 PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO     PORTFOLIO
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      -            7            3            2           21             -
       USAllianz Advantage - Option 2                      -            -            2            -            1             -
       USAllianz Advantage - Option 3                      -            -            2            -            1             -
       USAllianz Advantage - Option 4                      -            2            -            -            -             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      -            2            1            -            2             -
       USAllianz Advantage - Option 7                      -            2            8            -            6             -
       USAllianz Charter II - NY - Option 1                -            -            1            -            1             -
       USAllianz Charter II - NY - Option 2                -            -            -            -            1             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            2            -            -             -
       USAllianz Charter II - NY - Option 5                -            -            2            -            -             -
       USAllianz Charter II - NY - Option 6                -            2            3            -            1             -
       USAllianz Opportunity - Option 1                    -           11           30            -           29             -
       USAllianz Opportunity - Option 2                    -            8            9            -           21             -
       USAllianz Opportunity - Option 3                    -            -            -            -            1             -
       USAllianz Opportunity - Option 4                    -            1            2            -            2             -
       USAllianz Opportunity - Option 5                    -            4            9            -            8             -
       USAllianz Opportunity - Option 6                    -           24           56            -           32             -
       Valuemark II & III                                  -            3            -            3           24             -
       Valuemark IV                                        -            -            -            -            1             -
                                                -------------------------------------------------------------------------------
       Total Expenses                                      -           66          130            5          152             -
                                                ===============================================================================


                                                  SELIGMAN        SP       SP WILLIAM   TEMPLETON    TEMPLETON     TEMPLETON
                                                              STRATEGIC
                                                               PARTNERS      BLAIR        GLOBAL     DEVELOPING
                                                SMALLER-CAP    FOCUSED    INTERNATIONAL   ASSET       MARKETS       FOREIGN
                                                   VALUE        GROWTH       GROWTH     ALLOCATION   SECURITIES   SECURITIES
                                                 PORTFOLIO    PORTFOLIO    PORTFOLIO       FUND         FUND         FUND
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      3            -            -            -            1             4
       USAllianz Advantage - Option 2                      -            -            -            -            -             1
       USAllianz Advantage - Option 3                      -            -            -            -            -             1
       USAllianz Advantage - Option 4                      -            -            -            -            -             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      -            3            -            -            2             5
       USAllianz Advantage - Option 7                      -            -            -            -            5             1
       USAllianz Charter II - NY - Option 1                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 2                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 5                -            -            -            -            1             -
       USAllianz Charter II - NY - Option 6                -            -            -            -            2             1
       USAllianz Opportunity - Option 1                   16            2            5            -           13             4
       USAllianz Opportunity - Option 2                    8            -            1            -            1             3
       USAllianz Opportunity - Option 3                    -            -            -            -            -             -
       USAllianz Opportunity - Option 4                    -            -            -            -            -             -
       USAllianz Opportunity - Option 5                    1            -            -            -            7             6
       USAllianz Opportunity - Option 6                    9            4            1            -           32            28
       Valuemark II & III                                  -            1            -           11           43           233
       Valuemark IV                                        -            -            -            1            4             4
                                                -------------------------------------------------------------------------------
       Total Expenses                                     37           10            7           12          111           291
                                                ===============================================================================



                                       69

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total mortality and expense risk charges and administrative charges (in thousands) for the year ended December 31, 2005 are listed in the following table:

                                                 TEMPLETON    TEMPLETON     USAZ AIM     USAZ AIM    USAZ DAVIS  USAZ DREYFUS
                                                   GLOBAL
                                                   INCOME       GROWTH                                             FOUNDERS
                                                 SECURITIES   SECURITIES  BASIC VALUE  INTERNATIONAL NY VENTURE     EQUITY
                                                    FUND         FUND         FUND     EQUITY FUND      FUND      GROWTH FUND
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      -           11            1            -            4             1
       USAllianz Advantage - Option 2                      -            5            1            -            -             -
       USAllianz Advantage - Option 3                      -            -            1            -            -             -
       USAllianz Advantage - Option 4                      -            -            3            -            1             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      -            2            3            1            7             -
       USAllianz Advantage - Option 7                      -            6            2            1            7             1
       USAllianz Charter II - NY - Option 1                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 2                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 5                -            2            -            1            1             -
       USAllianz Charter II - NY - Option 6                -            6            9            2            5             1
       USAllianz Opportunity - Option 1                    -            8           20            3            6             4
       USAllianz Opportunity - Option 2                    -            1           10            1            4             4
       USAllianz Opportunity - Option 3                    -            -            -            -            1             -
       USAllianz Opportunity - Option 4                    -            3            -            -            4             -
       USAllianz Opportunity - Option 5                    -            2            6            4            4             3
       USAllianz Opportunity - Option 6                    -           42           22           14           39            10
       Valuemark II & III                                 50          166            -            -           10             3
       Valuemark IV                                        3           17            -            -            -             -
                                                -------------------------------------------------------------------------------
       Total Expenses                                     53          271           78           27           93            27
                                                ===============================================================================


                                                    USAZ         USAZ     USAZ FUSION  USAZ FUSION  USAZ FUSION      USAZ
                                                  DREYFUS
                                                  PREMIER      FRANKLIN                                            JENNISON
                                                 SMALL CAP    SMALL CAP     BALANCED                  MODERATE    20/20 FOCUS
                                                 VALUE FUND   VALUE FUND      FUND     GROWTH FUND      FUND         FUND
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      -            2            -            -            -             -
       USAllianz Advantage - Option 2                      -            1            -            -            -             -
       USAllianz Advantage - Option 3                      -            -            -            -            -             -
       USAllianz Advantage - Option 4                      -            -            -            -            -             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      6            4            -            2            2             -
       USAllianz Advantage - Option 7                      3            2            1            2            6             -
       USAllianz Charter II - NY - Option 1                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 2                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            1             -
       USAllianz Charter II - NY - Option 4                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 5                1            2            -            -            3             -
       USAllianz Charter II - NY - Option 6                1            3            -            4            3             -
       USAllianz Opportunity - Option 1                    -            9            -            1            4             -
       USAllianz Opportunity - Option 2                    -            3            1            2            2             -
       USAllianz Opportunity - Option 3                    -            -            -            -            -             -
       USAllianz Opportunity - Option 4                    -            1            -            -            -             -
       USAllianz Opportunity - Option 5                    -            5            1            3            4             2
       USAllianz Opportunity - Option 6                   13           27           13           27           18             4
       Valuemark II & III                                  -            -            -            -            -             -
       Valuemark IV                                        -            -            -            -            -             -
                                                -------------------------------------------------------------------------------
       Total Expenses                                     24           59           16           41           43             6
                                                ===============================================================================


                                       70

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total mortality and expense risk charges and administrative charges (in thousands) for the year ended December 31, 2005 are listed in the following table:

                                                    USAZ      USAZ LEGG    USAZ LEGG    USAZ MONEY    USAZ OCC     USAZ OCC
                                                  JENNISON      MASON     MASON VALUE               RENAISSANCE
                                                GROWTH FUND  GROWTH FUND      FUND     MARKET FUND      FUND      VALUE FUND
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      -            1            2            8            6             6
       USAllianz Advantage - Option 2                      -            -            -            6            -             1
       USAllianz Advantage - Option 3                      -            -            1            -            1             1
       USAllianz Advantage - Option 4                      -            -            -            -            2             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      -            -            2            8            1             4
       USAllianz Advantage - Option 7                      -            1            2           14            5             3
       USAllianz Charter II - NY - Option 1                -            -            -            1            -             -
       USAllianz Charter II - NY - Option 2                -            -            -            1            -             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            -            1             -
       USAllianz Charter II - NY - Option 5                -            -            1            1            3             1
       USAllianz Charter II - NY - Option 6                -            1            3            1            6             4
       USAllianz Opportunity - Option 1                    -            -           10           48           15            19
       USAllianz Opportunity - Option 2                    -            -            3           11            6             4
       USAllianz Opportunity - Option 3                    -            -            -            2            1             -
       USAllianz Opportunity - Option 4                    -            -            -           14            1             1
       USAllianz Opportunity - Option 5                    -            3            3           16           11            10
       USAllianz Opportunity - Option 6                    1            4           36           51           42            43
       Valuemark II & III                                  -            -            3           17            4             6
       Valuemark IV                                        -            -            -           12            -             -
                                                -------------------------------------------------------------------------------
       Total Expenses                                      1           10           66          211          105           103
                                                ===============================================================================


                                                    USAZ         USAZ         USAZ         USAZ         USAZ     USAZ SALOMON
                                                             OPPENHEIMER
                                                OPPENHEIMER    EMERGING                OPPENHEIMER  OPPENHEIMER    BROTHERS
                                                  EMERGING   TECHNOLOGIES OPPENHEIMER  INTERNATIONALMAIN STREET    LARGE CAP
                                                GROWTH FUND      FUND     GLOBAL FUND  GROWTH FUND      FUND      GROWTH FUND
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      1            -            -            -            -             -
       USAllianz Advantage - Option 2                      -            -            -            -            -             -
       USAllianz Advantage - Option 3                      -            -            -            -            -             -
       USAllianz Advantage - Option 4                      -            -            -            -            3             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      1            -            1            2            2             7
       USAllianz Advantage - Option 7                      4            1            4            1            4             6
       USAllianz Charter II - NY - Option 1                -            -            -            -            -             2
       USAllianz Charter II - NY - Option 2                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 5                -            -            1            -            1             -
       USAllianz Charter II - NY - Option 6                1            -            3            1            3             1
       USAllianz Opportunity - Option 1                    4            4            4            2            5            10
       USAllianz Opportunity - Option 2                    3            1            1            1            1             5
       USAllianz Opportunity - Option 3                    1            -            -            -            2             1
       USAllianz Opportunity - Option 4                    -            -            1            -            2             -
       USAllianz Opportunity - Option 5                    3            1           10            1           11             6
       USAllianz Opportunity - Option 6                   25            5           45           11           37            25
       Valuemark II & III                                  -            2                         1
       Valuemark IV                                        -            -            -            -            -             -
                                                -------------------------------------------------------------------------------
       Total Expenses                                     43           14           70           20           71            63
                                                ===============================================================================


                                       71

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total mortality and expense risk charges and administrative charges (in thousands) for the year ended December 31, 2005 are listed in the following table:

                                                    USAZ       USAZ VAN     USAZ VAN     USAZ VAN     USAZ VAN     USAZ VAN
                                                  SALOMON                                                           KAMPEN
                                                  BROTHERS      KAMPEN       KAMPEN       KAMPEN       KAMPEN       GLOBAL
                                                 SMALL CAP    AGGRESSIVE    COMSTOCK     EMERGING    EQUITY AND    FRANCHISE
                                                GROWTH FUND  GROWTH FUND      FUND     GROWTH FUND  INCOME FUND      FUND
                                                -------------------------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      -            1            3            2            -             1
       USAllianz Advantage - Option 2                      -            -            -            -            -             -
       USAllianz Advantage - Option 3                      -            -            -            -            -             -
       USAllianz Advantage - Option 4                      -            1            -            -            -             -
       USAllianz Advantage - Option 5                      -            -            -            -            -             -
       USAllianz Advantage - Option 6                      -            -            1            -            -             3
       USAllianz Advantage - Option 7                      -            2            8            2            2             7
       USAllianz Charter II - NY - Option 1                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 2                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 3                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 4                -            -            -            -            -             -
       USAllianz Charter II - NY - Option 5                -            -            -            -            -             1
       USAllianz Charter II - NY - Option 6                -            -            3            1            1             2
       USAllianz Opportunity - Option 1                    -            3           11            4            4             3
       USAllianz Opportunity - Option 2                    -            1            4            1            1             1
       USAllianz Opportunity - Option 3                    -            -            2            -            -             -
       USAllianz Opportunity - Option 4                    -            -            1            -            -             1
       USAllianz Opportunity - Option 5                    -            1           13            3            3             3
       USAllianz Opportunity - Option 6                    2            6           31           14            8            22
       Valuemark II & III                                  -            1            3            2            -             -
       Valuemark IV                                        -            -            -            -            -             -
                                                -------------------------------------------------------------------------------
       Total Expenses                                      2           16           80           29           19            44
                                                ===============================================================================


                                                  USAZ VAN     USAZ VAN    VAN KAMPEN   VAN KAMPEN  TOTAL ALL
                                                                              LIT
                                                   KAMPEN     KAMPEN MID    EMERGING    LIT GROWTH
                                                 GROWTH AND   CAP GROWTH     GROWTH     AND INCOME
                                                INCOME FUND      FUND      PORTFOLIO    PORTFOLIO   FUNDS
                                                -----------------------------------------------------------------
     Expenses:
      Mortality and expense risk and
      administrative charges:
       USAllianz Advantage - Option 1                      2            2            -            -          279
       USAllianz Advantage - Option 2                      1            -            -            -           80
       USAllianz Advantage - Option 3                      -            1            -            -           21
       USAllianz Advantage - Option 4                      -            -            -            -           20
       USAllianz Advantage - Option 5                      -            -            -            -            -
       USAllianz Advantage - Option 6                      1            -            -            -          109
       USAllianz Advantage - Option 7                      4            4            -            -          194
       USAllianz Charter II - NY - Option 1                -            -            -            -            9
       USAllianz Charter II - NY - Option 2                -            -            -            -            5
       USAllianz Charter II - NY - Option 3                -            -            -            -            1
       USAllianz Charter II - NY - Option 4                -            -            -            -            5
       USAllianz Charter II - NY - Option 5                1            -            -            -           32
       USAllianz Charter II - NY - Option 6                1            3            -            -          154
       USAllianz Opportunity - Option 1                   13            5            -            -          663
       USAllianz Opportunity - Option 2                    9            3            -            -          325
       USAllianz Opportunity - Option 3                    -            -            -            -           24
       USAllianz Opportunity - Option 4                    -            1            -            -           57
       USAllianz Opportunity - Option 5                    3            3            -            -          285
       USAllianz Opportunity - Option 6                   24           16            -            -         1387
       Valuemark II & III                                  4            1            -            -         3146
       Valuemark IV                                        -            -            -            -          221
                                                -----------------------------------------------------------------
       Total Expenses                                     63           39            -            -         7017
                                                =================================================================

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

2.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     CONTRACT BASED EXPENSES

     A contract maintenance charge is paid by the contract owner annually from each contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year. Contract maintenance charges deducted during the years ended December 31, 2005 and 2004 were $151,000 and $162,000, respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.

     A contingent deferred sales charge is deducted from the contract value at the time of surrender. This charge applies only to a surrender of purchase payments received within five years of the date of surrender for Valuemark II contracts, within seven years of the date of surrender for USAllianz Advantage, Valuemark IV contracts, within nine years of the date of surrender for USAllianz Opportunity contracts and within two years of the date of surrender for Charter II - NY. The amount of the contingent deferred sales charge is shown below.


          Years Since                              Contingent Deferred Sales Charge
                            --------------------------------------------------------------------------------
                            ---------------- -------------------- ------------------ ----------------- ------------------
            PAYMENT         CHARTER II - NY     VALUEMARK II        VALUEMARK IV        ADVANTAGE         OPPORTUNITY
            -------         ---------------     ------------        ------------        ---------         -----------
              0-1                 8%                 5%                  6%                 6%               8.5%
              1-2                 7%                 5%                  6%                 6%               8.5%
              2-3                 0%                 4%                  6%                 6%               8.5%
              3-4                 0%                 3%                  5%                 5%                8%
              4-5                 0%                1.5%                 4%                 4%                7%
              5-6                 0%                 0%                  3%                 3%                6%
              6-7                 0%                 0%                  2%                 2%                5%
              7-8                 0%                 0%                  0%                 0%                4%
              8-9                 0%                 0%                  0%                 0%                3%
        9 years or more           0%                 0%                  0%                 0%                0%

     Total contingent deferred sales charges paid by the contract owners during the years ended December 31, 2005 and 2004 were $462,464 and $177,327, respectively.

     On Valuemark II deferred annuity contracts, a systematic withdrawal plan is available which allows an owner to withdraw up to nine percent (9%) of purchase payments less prior surrenders annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The systematic withdrawal plan available to USAllianz Advantage and Valuemark IV deferred annuity contract owners allows up to fifteen percent (15%) of the contract value withdrawn annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The systematic withdrawal plan available to USAllianz Opportunity deferred annuity contract owners allows up to ten percent (10%) of the contract value withdrawn annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the 15% penalty free privilege for that year for Valuemark II, USAllianz Advantage and Valuemark IV deferred annuity contracts, and the 10% penalty free privilege for that year for USAllianz Opportunity deferred annuity contracts.

     Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer, or 2% of the amount transferred for Valuermark II and Advantage, if less. Currently, transfers associated with the dollar cost averaging program are not counted. Total transfer charges during the years ended December 31, 2005 and 2004 were $25 and $0, respectively. Net transfers from the Fixed Accounts were $569,000 and $3,715,000, during the years ended December 31, 2005 and 2004, respectively.

     Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Allianz Life of NY may, at its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Allianz Life of NY may have to deduct such amounts at a later date.

     A rescission is defined as a contract that is returned to Allianz Life of New York and canceled within the free-look period, generally within 10 days.

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

3.      FEDERAL INCOME TAXES

     Operations of the Variable Account form a part of, and are taxed with, operations of Allianz Life of NY.

     Allianz Life of NY does not expect to incur any federal income taxes in the operation of the Variable Account. If, in the future, Allianz Life of NY determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.



4.      PURCHASES AND SALES OF INVESTMENTS (IN THOUSANDS)

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2005 are as follows:

                                                                           COST OF       PROCEEDS
                                                                           PURCHASES    FROM SALES
                                                                          ---------------------------
     AIM V.I. Capital Appreciation Fund                                   -           2
     AIM V.I. Growth Fund                                                 -           227
     AIM V.I. Premier Equity Fund                                         1           8
     Alger American Growth Portfolio                                      1           79
     Alger American Leveraged AllCap Portfolio                            -           96
     Alger American MidCap Growth Portfolio                               4           7
     Alger American Small Capitalization Portfolio                        -           -
     Davis VA Financial Portfolio                                         672         230
     Davis VA Real Estate Portfolio                                       2           1
     Davis VA Value Portfolio                                             61          272
     Dreyfus IP Small Cap Stock Index Portfolio                           1,621       731
     Dreyfus Stock Index Fund                                             2,128       2,135
     Franklin Global Communications Securities Fund                       640         2,264
     Franklin Growth and Income Securities Fund                           3,140       6,730
     Franklin High Income Fund                                            4,089       6,966
     Franklin Income Securities Fund                                      7,490       5,767
     Franklin Large Cap Growth Securities Fund                            3,169       3,285
     Franklin Money Market Fund                                           257         991
     Franklin Real Estate Fund                                            5,052       4,225
     Franklin Rising Dividends Securities Fund                            4,808       5,449
     Franklin Small Cap Value Securities Fund                             1,097       944
     Franklin Small-Mid Cap Growth Securities Fund                        1,205       2,072
     Franklin U.S. Government Fund                                        5,826       5,747
     Franklin Zero Coupon Fund 2005                                       1,295       5,320
     Franklin Zero Coupon Fund 2010                                       2,107       1,948
     J.P. Morgan International Equity Portfolio                           -           -
     J.P. Morgan U.S. Large Cap Core Equity Portfolio                     -           -
     Jennison 20/20 Focus Portfolio                                       445         222
     Mutual Discovery Securities Fund                                     2,790       1,582
     Mutual Shares Securities Fund                                        4,124       2,599
     Oppenheimer Global Securities Fund/VA                                290         458
     Oppenheimer High Income Fund/VA                                      2,388       2,958
     Oppenheimer Main Street Fund/VA                                      196         420
     PIMCO VIT All Asset Portfolio                                        2,913       538
     PIMCO VIT Commodity Portfolio                                        863         62
     PIMCO VIT Emerging Markets Bond Portfolio                            205         10
     PIMCO VIT Global Bond Portfolio                                      64          -
     PIMCO VIT High Yield Portfolio                                       2,517       1,679
     PIMCO VIT Real Return Portfolio                                      3,426       1,252

                                       74

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


4.      PURCHASES AND SALES OF INVESTMENTS (IN THOUSANDS) (CONTNIUED)

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2005 are as follows:

                                                                           COST OF       PROCEEDS
                                                                           PURCHASES    FROM SALES
                                                                          ---------------------------
     PIMCO VIT StocksPLUS Growth and Income Portfolio                     36          79
     PIMCO VIT Total Return Portfolio                                     2,656       1,352
     Seligman Global Technology Portfolio                                 -           -
     Seligman Smaller-Cap Value Portfolio                                 239         215
     SP Strategic Partners Focused Growth Portfolio                       212         41
     SP William Blair International Growth Portfolio                      33          42
     Templeton Global Asset Allocation Fund                               33          84
     Templeton Developing Markets Securities Fund                         4,015       2,286
     Templeton Foreign Securities Fund                                    1,977       3,880
     Templeton Global Income Securities Fund                              242         391
     Templeton Growth Securities Fund                                     2,323       3,617
     USAZ AIM Basic Value Fund                                            1,475       308
     USAZ AIM International Equity Fund                                   776         175
     USAZ Davis NY Venture Fund                                           3,891       874
     USAZ Dreyfus Founders Equity Growth Fund                             681         289
     USAZ Dreyfus Premier Small Cap Value Fund                            1,117       199
     USAZ Franklin Small Cap Value Fund                                   2,586       422
     USAZ Fusion Balanced Fund                                            1,739       132
     USAZ Fusion Growth Fund                                              4,903       193
     USAZ Fusion Moderate Fund                                            6,595       477
     USAZ Jennison 20/20 Focus Fund                                       1,125       257
     USAZ Jennison Growth Fund                                            344         23
     USAZ Legg Mason Growth Fund                                          484         77
     USAZ Legg Mason Value Fund                                           3,003       375
     USAZ Money Market Fund                                               25,573      17,614
     USAZ OCC Renaissance Fund                                            2,145       833
     USAZ OCC Value Fund                                                  2,282       756
     USAZ Oppenheimer Emerging Growth Fund                                692         243
     USAZ Oppenheimer Emerging Technologies Fund                          267         143
     USAZ Oppenheimer Global Fund                                         2,286       235
     USAZ Oppenheimer International Growth Fund                           1,100       185
     USAZ Oppenheimer Main Street Fund                                    1,562       272
     USAZ Salomon Brothers Large Cap Growth Fund                          1,796       429
     USAZ Salomon Brothers Small Cap Growth Fund                          325         26
     USAZ Van Kampen Aggressive Growth Fund                               377         197
     USAZ Van Kampen Comstock Fund                                        2,255       720
     USAZ Van Kampen Emerging Growth Fund                                 554         338
     USAZ Van Kampen Equity and Income Fund                               959         131
     USAZ Van Kampen Global Franchise Fund                                2,353       479
     USAZ Van Kampen Growth and Income Fund                               2,074       472
     USAZ Van Kampen Mid Cap Growth Fund                                  1,360       474
     Van Kampen LIT Emerging Growth Portfolio                             -           3
     Van Kampen LIT Growth and Income Portfolio                           -           -

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


5.   CONTRACT TRANSACTIONS - ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN
     THOUSANDS)

     Transactions in units for each subaccount for the years ended December 31, 2005 and 2004 were as follows:


                                                          AIM V.I. CAPITAL                             AIM V.I. PREMIER EQUITY
                                                         APPRECIATION FUND      AIM V.I. GROWTH FUND            FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -            -           -           -            -
           Transfers between funds                              -           -         (23)         (5)           -            -
           Surrenders and terminations                          -           -         (17)        (25)         (1)            -
           Rescissions                                          -           -            -           -           -            -
           Bonus                                                -           -            -           -           -            -
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                           -           -         (40)        (30)         (1)            -
                                                      --------------------------------------------------------------------------


                                                       ALGER AMERICAN GROWTH       ALGER AMERICAN       ALGER AMERICAN MIDCAP
                                                                                 LEVERAGED ALLCAP
                                                             PORTFOLIO               PORTFOLIO            GROWTH PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -            -           -           -            -
           Transfers between funds                            (1)         (2)            -         (3)           -          (1)
           Surrenders and terminations                        (8)        (10)         (13)         (6)           -            -
           Rescissions                                          -           -            -           -           -            -
           Bonus                                                -           -            -           -           -            -
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         (9)        (12)         (13)         (9)           -          (1)
                                                      --------------------------------------------------------------------------


                                                        ALGER AMERICAN SMALL     DAVIS VA FINANCIAL      DAVIS VA REAL ESTATE
                                                          CAPITALIZATION
                                                             PORTFOLIO               PORTFOLIO                PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -           44          31           -            -
           Transfers between funds                              -           -            2          12           -            -
           Surrenders and terminations                          -           -          (2)           -           -            -
           Rescissions                                          -           -            -         (1)           -            -
           Bonus                                                -           -            2           1           -            -
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                           -           -           46          43           -            -
                                                      --------------------------------------------------------------------------


                                       76

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

5.      CONTRACT TRANSACTIONS - ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2005 and 2004 were as follows:


                                                           DAVIS VA VALUE       DREYFUS IP SMALL CAP     DREYFUS STOCK INDEX
                                                             PORTFOLIO         STOCK INDEX PORTFOLIO            FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -          17           80         109          86          213
           Transfers between funds                            (7)          13            1          26        (50)           56
           Surrenders and terminations                       (11)         (5)          (6)         (4)        (30)         (27)
           Rescissions                                          -           -          (1)         (2)         (2)          (9)
           Bonus                                                -           1            4           5           4            9
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                        (18)          26           78         134           8          242
                                                      --------------------------------------------------------------------------


                                                        FRANKLIN AGGRESSIVE       FRANKLIN GLOBAL        FRANKLIN GROWTH AND
                                                                                  COMMUNICATIONS
                                                            GROWTH FUND           SECURITIES FUND      INCOME SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -           12          26          45           40
           Transfers between funds                              -        (29)         (13)         (7)        (34)            4
           Surrenders and terminations                          -         (3)         (91)        (93)       (134)        (193)
           Rescissions                                          -           -            -           -         (3)            -
           Bonus                                                -           -            -           1           2            2
           Other transactions                                   -           -          (1)         (1)         (1)          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                           -        (32)         (93)        (74)       (125)        (148)
                                                      --------------------------------------------------------------------------


                                                        FRANKLIN HIGH INCOME      FRANKLIN INCOME         FRANKLIN LARGE CAP
                                                               FUND               SECURITIES FUND      GROWTH SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                   55          88          132         127          64           80
           Transfers between funds                           (91)          56           21          16          12           42
           Surrenders and terminations                      (112)        (68)        (111)       (104)        (71)        (111)
           Rescissions                                          -         (1)          (5)         (1)         (1)          (3)
           Bonus                                                2           2            4           5           3            3
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       (146)          77           41          43           7           11
                                                      --------------------------------------------------------------------------

                                       77

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


5.      CONTRACT TRANSACTIONS - ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2005 and 2004 were as follows:


                                                       FRANKLIN MONEY MARKET    FRANKLIN REAL ESTATE       FRANKLIN RISING
                                                                                                        DIVIDENDS SECURITIES
                                                               FUND                    FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -           45          41         121          165
           Transfers between funds                            (5)        (20)          (4)          16        (21)           12
           Surrenders and terminations                       (46)        (58)         (31)        (22)       (105)        (119)
           Rescissions                                          -           -          (3)           -         (4)          (2)
           Bonus                                                -           -            2           2           4            6
           Other transactions                                   -           -            -           -           -          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                        (51)        (78)            9          37         (5)           61
                                                      --------------------------------------------------------------------------


                                                         FRANKLIN SMALL CAP      FRANKLIN SMALL-MID         FRANKLIN U.S.
                                                                               CAP GROWTH SECURITIES
                                                       VALUE SECURITIES FUND           FUND                GOVERNMENT FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                   51          50           36          31          78          204
           Transfers between funds                           (23)          68          (6)           9          49         (81)
           Surrenders and terminations                       (14)        (21)         (60)        (75)       (136)        (174)
           Rescissions                                          -         (1)          (1)           -        (14)          (1)
           Bonus                                                2           2            2           1           2            9
           Other transactions                                   -           -            -           -         (1)          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                          16          98         (29)        (34)        (22)         (44)
                                                      --------------------------------------------------------------------------


                                                        FRANKLIN ZERO COUPON    FRANKLIN ZERO COUPON         J.P. MORGAN
                                                                                                        INTERNATIONAL EQUITY
                                                             FUND 2005               FUND 2010                PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                   16          16           13          11           -            -
           Transfers between funds                          (143)         (2)           17         (3)           -            -
           Surrenders and terminations                       (19)        (38)         (24)        (14)           -            -
           Rescissions                                        (1)           -          (1)           -           -            -
           Bonus                                                1           1            -           1           -            -
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       (146)        (23)            5         (5)           -            -
                                                      --------------------------------------------------------------------------



                                       78

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


5.      CONTRACT TRANSACTIONS - ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2005 and 2004 were as follows:


                                                          J.P. MORGAN U.S.      JENNISON 20/20 FOCUS       MUTUAL DISCOVERY
                              LARGE CAP CORE EQUITY
                                                             PORTFOLIO               PORTFOLIO             SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -           26          49          98           86
           Transfers between funds                              -           -          (1)           7          22           19
           Surrenders and terminations                          -           -          (4)         (2)        (52)         (55)
           Rescissions                                          -           -            -         (2)         (2)          (1)
           Bonus                                                -           -            1           2           4            3
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                           -           -           22          54          70           52
                                                      --------------------------------------------------------------------------


                                                           MUTUAL SHARES         OPPENHEIMER GLOBAL    OPPENHEIMER HIGH INCOME
                                                          SECURITIES FUND       SECURITIES FUND/VA             FUND/VA
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  154         117            7         109           1          128
           Transfers between funds                             41           2         (13)          32        (50)         (52)
           Surrenders and terminations                       (99)       (135)          (6)         (4)         (9)          (9)
           Rescissions                                        (2)           0            -         (3)           -            -
           Bonus                                                7           6            -           6           -            8
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         101        (10)         (12)         140        (58)           75
                                                      --------------------------------------------------------------------------


                                                          OPPENHEIMER MAIN      PIMCO VIT ALL ASSET      PIMCO VIT COMMODITY
                                                          STREET FUND/VA             PORTFOLIO                PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    3         173          151          40          17            -
           Transfers between funds                           (10)          45           39          17          60            -
           Surrenders and terminations                       (14)         (6)          (3)           -         (1)            -
           Rescissions                                          -         (1)          (2)         (1)         (1)            -
           Bonus                                                -           8            8           1           -            -
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                        (21)         219          193          57          75            -
                                                      --------------------------------------------------------------------------




                                       79

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

5.      CONTRACT TRANSACTIONS - ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2005 and 2004 were as follows:


                                                         PIMCO VIT EMERGING    PIMCO VIT GLOBAL BOND     PIMCO VIT HIGH YIELD
                                                      MARKETS BOND PORTFOLIO         PORTFOLIO                PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                   12           -            6           -          48           94
           Transfers between funds                              6           -            1           -          25           42
           Surrenders and terminations                          -           -            -           -        (14)         (11)
           Rescissions                                          -           -            -           -         (1)          (1)
           Bonus                                                -           -            -           -           2            4
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                          18           -            7           -          60          128
                                                      --------------------------------------------------------------------------


                                                       PIMCO VIT REAL RETURN    PIMCO VIT STOCKSPLUS    PIMCO VIT TOTAL RETURN
                                                                                 GROWTH AND INCOME
                                                             PORTFOLIO               PORTFOLIO                PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  194         340            1           2         126          178
           Transfers between funds                             10        (25)          (3)         (3)           9           30
           Surrenders and terminations                       (18)         (7)          (3)         (6)        (49)         (37)
           Rescissions                                        (8)         (1)            -           -         (1)          (4)
           Bonus                                               10          17            -           -           5            8
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         188         324          (5)         (7)          90          175
                                                      --------------------------------------------------------------------------


                                                          SELIGMAN GLOBAL       SELIGMAN SMALLER-CAP    SP STRATEGIC PARTNERS
                                                       TECHNOLOGY PORTFOLIO       VALUE PORTFOLIO     FOCUSED GROWTH PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -            1          36          24           27
           Transfers between funds                              -           -          (5)          24           9            3
           Surrenders and terminations                          -           -          (3)         (4)         (2)         (10)
           Rescissions                                          -           -            -         (1)           -            -
           Bonus                                                -           -            -           2           -            1
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                           -           -          (7)          57          31           21
                                                      --------------------------------------------------------------------------




                                       80

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


5.      CONTRACT TRANSACTIONS - ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2005 and 2004 were as follows:


                                                          SP WILLIAM BLAIR        TEMPLETON GLOBAL       TEMPLETON DEVELOPING
                              INTERNATIONAL GROWTH
                                                             PORTFOLIO         ASSET ALLOCATION FUND   MARKETS SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    1          25            -           -          82           92
           Transfers between funds                            (2)           7            -         (1)          75            2
           Surrenders and terminations                        (1)         (2)          (4)         (6)        (34)         (29)
           Rescissions                                          -           -            -           -           -            -
           Bonus                                                -           1            -           -           3            5
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         (2)          31          (4)         (7)         126           70
                                                      --------------------------------------------------------------------------


                                                         TEMPLETON FOREIGN        TEMPLETON GLOBAL         TEMPLETON GROWTH
                                                          SECURITIES FUND     INCOME SECURITIES FUND       SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                   54          48            -           -          72          113
           Transfers between funds                           (35)         (8)          (1)         (1)        (39)           16
           Surrenders and terminations                       (91)        (93)         (11)        (19)        (79)         (99)
           Rescissions                                        (1)           -            -           -           -            -
           Bonus                                                2           2            -           -           2            4
           Other transactions                                   -         (1)            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                        (71)        (52)         (12)        (20)        (44)           34
                                                      --------------------------------------------------------------------------


                                                        USAZ AIM BASIC VALUE          USAZ AIM          USAZ DAVIS NY VENTURE
                                                                               INTERNATIONAL EQUITY
                                                               FUND                    FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  106         138           49          42         277           99
           Transfers between funds                              9          63            2          12          19           72
           Surrenders and terminations                        (7)         (6)          (2)         (1)        (21)         (11)
           Rescissions                                        (1)         (7)          (1)         (1)         (3)          (3)
           Bonus                                                4           5            2           2          11            4
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         111         193           50          54         283          161
                                                      --------------------------------------------------------------------------


                                       81

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


5.      CONTRACT TRANSACTIONS - ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2005 and 2004 were as follows:


                                                       USAZ DREYFUS FOUNDERS    USAZ DREYFUS PREMIER   USAZ FRANKLIN SMALL CAP
                                                        EQUITY GROWTH FUND     SMALL CAP VALUE FUND          VALUE FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                   52          35           88          34         120           67
           Transfers between funds                              1          11            -           4          25           12
           Surrenders and terminations                       (12)        (10)          (3)           -         (4)          (1)
           Rescissions                                        (1)           -          (6)           -         (3)          (2)
           Bonus                                                3           1            2           1           4            3
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                          43          37           81          39         142           79
                                                      --------------------------------------------------------------------------


                                                        USAZ FUSION BALANCED     USAZ FUSION GROWTH      USAZ FUSION MODERATE
                                                               FUND                    FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  131           -          395           -         541            -
           Transfers between funds                             19           -           49           -          68            -
           Surrenders and terminations                          -           -          (1)           -        (37)            -
           Rescissions                                          -           -         (12)           -           -            -
           Bonus                                                7           -           17           -          18            -
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         157           -          448           -         590            -
                                                      --------------------------------------------------------------------------


                                                        USAZ JENNISON 20/20     USAZ JENNISON GROWTH    USAZ LEGG MASON GROWTH
                                                            FOCUS FUND                 FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                   42           -           23           -          24           19
           Transfers between funds                             35           -            6           -          15            2
           Surrenders and terminations                        (1)           -          (1)           -         (2)            -
           Rescissions                                        (2)           -          (1)           -           -            -
           Bonus                                                2           -            1           -           1            1
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                          76           -           28           -          38           22
                                                      --------------------------------------------------------------------------



                                       82

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


5.      CONTRACT TRANSACTIONS - ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2005 and 2004 were as follows:


                                                       USAZ LEGG MASON VALUE     USAZ MONEY MARKET       USAZ OCC RENAISSANCE
                                                               FUND                    FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  195          73          847         953         103          171
           Transfers between funds                             58          10           91       (615)        (11)           22
           Surrenders and terminations                        (9)         (6)         (94)       (173)        (13)          (7)
           Rescissions                                        (4)           -         (70)        (18)         (2)          (2)
           Bonus                                                9           4           32          41           4            7
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         249          81          806         188          81          191
                                                      --------------------------------------------------------------------------


                                                        USAZ OCC VALUE FUND       USAZ OPPENHEIMER         USAZ OPPENHEIMER
                                                                                                        EMERGING TECHNOLOGIES
                                                                               EMERGING GROWTH FUND             FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  132         158           40          97          26           18
           Transfers between funds                            (4)          53            -          10         (2)           10
           Surrenders and terminations                       (17)        (12)          (2)         (2)         (5)          (4)
           Rescissions                                        (5)           -          (1)         (7)           -            -
           Bonus                                                5           7            2           5           1            1
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         111         206           39         103          20           25
                                                      --------------------------------------------------------------------------


                                                          USAZ OPPENHEIMER        USAZ OPPENHEIMER      USAZ OPPENHEIMER MAIN
                                                                               INTERNATIONAL GROWTH
                                                            GLOBAL FUND                FUND                  STREET FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  164         113           56          14         121          175
           Transfers between funds                             22          13           17          13          13           23
           Surrenders and terminations                        (5)           -          (3)         (1)         (8)            -
           Rescissions                                        (2)         (2)            -         (1)         (3)         (11)
           Bonus                                                8           6            2           1           5            8
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         187         130           72          26         128          195
                                                      --------------------------------------------------------------------------


                                       83

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

5.      CONTRACT TRANSACTIONS - ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2005 and 2004 were as follows:


                                                       USAZ SALOMON BROTHERS   USAZ SALOMON BROTHERS       USAZ VAN KAMPEN
                                                       LARGE CAP GROWTH FUND   SMALL CAP GROWTH FUND   AGGRESSIVE GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  151         115           23           -          26           36
           Transfers between funds                             10          16            4           -           7           12
           Surrenders and terminations                       (13)         (2)          (1)           -        (10)          (5)
           Rescissions                                        (6)         (4)            -           -           -            -
           Bonus                                                5           5            1           -           1            2
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         147         130           27           -          24           45
                                                      --------------------------------------------------------------------------

                                                          USAZ VAN KAMPEN         USAZ VAN KAMPEN       USAZ VAN KAMPEN EQUITY
                                                           COMSTOCK FUND       EMERGING GROWTH FUND        AND INCOME FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  158         132           41          82          79           24
           Transfers between funds                              1          55          (1)          13           3            1
           Surrenders and terminations                       (21)         (6)          (8)         (4)         (3)            -
           Rescissions                                        (5)         (5)            -         (7)         (4)            -
           Bonus                                                7           6            1           5           4            1
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         140         182           33          89          79           26
                                                      --------------------------------------------------------------------------


                                                          USAZ VAN KAMPEN         USAZ VAN KAMPEN      USAZ VAN KAMPEN MID CAP
                                                       GLOBAL FRANCHISE FUND  GROWTH AND INCOME FUND         GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  124          50          101          81          56           72
           Transfers between funds                             18           2           40          14          39           17
           Surrenders and terminations                        (4)           -          (6)         (4)         (7)          (1)
           Rescissions                                        (5)         (1)          (2)         (1)         (6)          (1)
           Bonus                                                5           2            4           4           2            3
           Other transactions                                   -           -            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         138          53          137          94          84           90
                                                      --------------------------------------------------------------------------


                                       84

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


5.      CONTRACT TRANSACTIONS - ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2005 and 2004 were as follows:


                                                           VAN KAMPEN LIT      VAN KAMPEN LIT GROWTH       TOTAL ALL FUNDS
                                 EMERGING GROWTH
                                                             PORTFOLIO         AND INCOME PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005        2004         2005        2004        2005         2004
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -            -           -       6,247        5,704
           Transfers between funds                              -           -            -           -         377          178
           Surrenders and terminations                          -           -            -           -     (1,859)      (1,960)
           Rescissions                                          -           -            -           -       (199)        (109)
           Bonus                                                -           -            -           -         248          254
           Other transactions                                   -           -            -           -         (3)          (5)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                           -           -            -           -       4,811        4,062
                                                      --------------------------------------------------------------------------


ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                    AIM V.I. CAPITAL APPRECIATION        AIM V.I. GROWTH FUND        AIM V.I. PREMIER EQUITY FUND
                                                FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -               31          4      7.24          -          -          -       151         22       6.83
     Option 1
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 2
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 3
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 6
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 7
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 1
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 5
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 1
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 2
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 3
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 6
       Valuemark II                         -          -         -        536         95       5.65         -          -          -
       Valuemark IV                         -          -         -        110         20       5.61         -          -          -


                                                                   ALGER AMERICAN LEVERAGED ALLCAP   ALGER AMERICAN MIDCAP GROWTH
                                   ALGER AMERICAN GROWTH PORTFOLIO            PORTFOLIO                        PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -                -          -         -          -          -          -        94          8      12.08
     Option 1
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 2
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 3
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 6
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 7
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 1
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 5
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 1
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 2
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 3
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 6
       Valuemark II                       376         47      8.08        257         33       7.79         -          -          -
       Valuemark IV                        97         12      8.03         56          7       7.75         -          -          -



                                       86

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                        ALGER AMERICAN SMALL
                                      CAPITALIZATION PORTFOLIO       DAVIS VA FINANCIAL PORTFOLIO   DAVIS VA REAL ESTATE PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -                1          -      6.84        112          8      14.55        28          1      26.80
     Option 1
       USAllianz Advantage -                -          -         -          3          -      11.35         -          -          -
     Option 2
       USAllianz Advantage -                -          -         -          2          -      11.24         -          -          -
     Option 3
       USAllianz Advantage -                -          -         -         11          1      11.24         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -                -          -         -         41          4      10.96         -          -          -
     Option 6
       USAllianz Advantage -                -          -         -        138         13      10.88         -          -          -
     Option 7
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 1
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 5
       USAllianz Charter II - NY            -          -         -         45          4      10.83         -          -          -
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -              -          -         -        273         24      11.21         -          -          -
     Option 1
       USAllianz Opportunity -              -          -         -         74          7      11.10         -          -          -
     Option 2
       USAllianz Opportunity -              -          -         -          4          -      11.10         -          -          -
     Option 3
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Opportunity -              -          -         -         92          9      10.83         -          -          -
     Option 5
       USAllianz Opportunity -              -          -         -        442         41      10.75         -          -          -
     Option 6
       Valuemark II                         -          -         -          -          -          -         -          -          -
       Valuemark IV                         -          -         -          -          -          -         -          -          -


                                                                      DREYFUS IP SMALL CAP STOCK
                                      DAVIS VA VALUE PORTFOLIO             INDEX PORTFOLIO             DREYFUS STOCK INDEX FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              303         25     12.12        119          9      13.09       410         36      11.51
     Option 1
       USAllianz Advantage -                -          -         -         31          2      13.01        69          6      11.44
     Option 2
       USAllianz Advantage -                -          -         -         17          1      12.91        33          3      11.36
     Option 3
       USAllianz Advantage -               12          1     10.95         78          6      12.91       112         10      11.36
     Option 4
       USAllianz Advantage -                -          -         -          9          1      12.84         9          1      11.29
     Option 5
       USAllianz Advantage -                -          -         -        156         12      12.68        67          6      11.15
     Option 6
       USAllianz Advantage -                3          -     10.61        161         13      12.61       145         13      11.09
     Option 7
       USAllianz Charter II - NY            -          -         -          5          -      12.96        24          2      11.40
     - Option 1
       USAllianz Charter II - NY            -          -         -          -          -          -         6          1      11.31
     - Option 2
       USAllianz Charter II - NY            -          -         -          5          -      12.87         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            -          -         -         58          5      12.63        20          2      11.11
     - Option 5
       USAllianz Charter II - NY            -          -         -        125         10      12.56       421         38      11.05
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -        14          -      23.20
       USAllianz Opportunity -            358         33     10.93        635         49      12.89       973         86      11.34
     Option 1
       USAllianz Opportunity -            550         51     10.82        143         11      12.80       473         42      11.25
     Option 2
       USAllianz Opportunity -              -          -         -         34          3      12.80       117         10      11.25
     Option 3
       USAllianz Opportunity -              -          -         -         64          5      12.73       174         16      11.19
     Option 4
       USAllianz Opportunity -             19          2     10.55        274         22      12.56       161         15      11.05
     Option 5
       USAllianz Opportunity -             65          6     10.48      1,155         94      12.49     1,423        127      10.99
     Option 6
       Valuemark II                         -          -         -          -          -          -       685         59      11.65
       Valuemark IV                        20          2     12.12          3          -      13.09       273         24      11.61



                                       87

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                      FRANKLIN GLOBAL COMMUNICATIONS   FRANKLIN GROWTH AND INCOME
                                           SECURITIES FUND                 SECURITIES FUND             FRANKLIN HIGH INCOME FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -               99          5     20.54        605         18      32.97       406         18      22.89
     Option 1
       USAllianz Advantage -                1          -     19.98        118          4      32.11       652         29      22.29
     Option 2
       USAllianz Advantage -                3          -     19.32          4          -      31.05         8          -      21.55
     Option 3
       USAllianz Advantage -                -          -         -         31          1      31.05       114          5      21.55
     Option 4
       USAllianz Advantage -                -          -         -          9          -      30.27         -          -          -
     Option 5
       USAllianz Advantage -                9          1     17.77         20          1      28.55        32          2      19.82
     Option 6
       USAllianz Advantage -              132          8     17.33        148          5      27.84       154          8      19.33
     Option 7
       USAllianz Charter II - NY            6          -     19.65          3          -      31.57       137          6      21.92
     - Option 1
       USAllianz Charter II - NY           10          1     19.00          -          -          -        17          1      21.19
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -         4          -      21.19
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            -          -         -         61          2      28.07        20          1      19.49
     - Option 5
       USAllianz Charter II - NY            6          -     17.04        104          4      27.38        98          5      19.00
     - Option 6
       Deferred Variable Annuities         53          -     42.05        268          -      67.61        10          -      46.90
       USAllianz Opportunity -             66          3     19.16        492         16      30.90       419         20      21.37
     Option 1
       USAllianz Opportunity -             58          3     18.53        418         14      29.77       154          7      20.67
     Option 2
       USAllianz Opportunity -             15          1     18.53         77          3      29.77        19          1      20.67
     Option 3
       USAllianz Opportunity -              -          -         -          6          -      29.03        45          2      20.15
     Option 4
       USAllianz Opportunity -             78          5     17.04        237          9      27.38       190         10      19.00
     Option 5
       USAllianz Opportunity -            175         11     16.61      1,050         39      26.70     1,026         55      18.53
     Option 6
       Valuemark II                    11,548        543     21.21     31,202        916      34.04     5,771        245      23.66
       Valuemark IV                       516         25     20.91        891         27      33.53       497         21      23.30


                                                                      FRANKLIN LARGE CAP GROWTH
                                   FRANKLIN INCOME SECURITIES FUND         SECURITIES FUND            FRANKLIN MONEY MARKET FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -            1,637         41     40.03        226         12      18.25         -          -          -
     Option 1
       USAllianz Advantage -            1,590         41     38.98         55          3      17.97         -          -          -
     Option 2
       USAllianz Advantage -              178          5     37.69          2          -      17.62         -          -          -
     Option 3
       USAllianz Advantage -               77          2     37.69         17          1      17.62         -          -          -
     Option 4
       USAllianz Advantage -                9          -     36.76         16          1      17.37         -          -          -
     Option 5
       USAllianz Advantage -              123          4     34.66        183         11      16.79         -          -          -
     Option 6
       USAllianz Advantage -              391         12     33.80        200         12      16.55         -          -          -
     Option 7
       USAllianz Charter II - NY          143          4     38.33         18          1      17.79         -          -          -
     - Option 1
       USAllianz Charter II - NY           44          1     37.07          9          -      17.45         -          -          -
     - Option 2
       USAllianz Charter II - NY            3          -     37.07          6          -      17.45         -          -          -
     - Option 3
       USAllianz Charter II - NY           44          1     36.15          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY           73          2     34.08         60          4      16.63         -          -          -
     - Option 5
       USAllianz Charter II - NY          832         25     33.24        190         12      16.39         -          -          -
     - Option 6
       Deferred Variable Annuities        384          -     82.02         15          -      37.14         -          -          -
       USAllianz Opportunity -          1,625         43     37.38        974         56      17.54         -          -          -
     Option 1
       USAllianz Opportunity -            825         23     36.15        322         19      17.20         -          -          -
     Option 2
       USAllianz Opportunity -            240          7     36.15         97          6      17.20         -          -          -
     Option 3
       USAllianz Opportunity -            133          4     35.25         83          5      16.95         -          -          -
     Option 4
       USAllianz Opportunity -            593         18     33.24        253         15      16.39         -          -          -
     Option 5
       USAllianz Opportunity -          3,239        100     32.41        806         50      16.15         -          -          -
     Option 6
       Valuemark II                    27,474        663     41.37      7,475        399      18.74     5,801        366      15.83
       Valuemark IV                       926         23     40.74      1,030         55      18.58        89          6      15.59


                                       88

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                                                      FRANKLIN RISING DIVIDENDS        FRANKLIN SMALL CAP VALUE
                                      FRANKLIN REAL ESTATE FUND            SECURITIES FUND                  SECURITIES FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              753         13     56.85      1,998         61      32.91       335         21      16.17
     Option 1
       USAllianz Advantage -               50          1     55.34      1,361         42      32.34        27          2      15.97
     Option 2
       USAllianz Advantage -              105          2     53.51         62          2      31.45        51          3      15.73
     Option 3
       USAllianz Advantage -               48          1     53.51          3          -      31.45         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -              295          6     49.21        517         18      29.33        36          2      15.14
     Option 6
       USAllianz Advantage -              331          7     47.99        524         18      28.72        88          6      14.97
     Option 7
       USAllianz Charter II - NY           11          -     54.42         43          1      31.89         -          -          -
     - Option 1
       USAllianz Charter II - NY            -          -         -         13          -      31.01        14          1      15.61
     - Option 2
       USAllianz Charter II - NY            6          -     52.62          3          -      31.01         3          -      15.61
     - Option 3
       USAllianz Charter II - NY           17          -     51.32          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY           42          1     48.39         41          1      28.92        13          1      15.02
     - Option 5
       USAllianz Charter II - NY          167          4     47.19        309         11      28.32        54          4      14.85
     - Option 6
       Deferred Variable Annuities         76          -    116.43        176          -      67.40         -          -          -
       USAllianz Opportunity -          1,036         20     53.07      1,685         54      31.23       234         15      15.67
     Option 1
       USAllianz Opportunity -            641         12     51.32        691         23      30.37       210         14      15.43
     Option 2
       USAllianz Opportunity -            112          2     51.32         35          1      30.37        39          3      15.43
     Option 3
       USAllianz Opportunity -             93          2     50.04        120          4      29.74         6          -      15.26
     Option 4
       USAllianz Opportunity -            350          7     47.19        738         26      28.32        82          6      14.85
     Option 5
       USAllianz Opportunity -          2,071         45     46.01      2,684         97      27.74       986         67      14.68
     Option 6
       Valuemark II                     9,298        159     58.72     23,904        705      33.96     1,296         77      16.57
       Valuemark IV                       143          2     57.83      1,684         50      33.53       673         41      16.46


                                    FRANKLIN SMALL-MID CAP GROWTH
                                           SECURITIES FUND          FRANKLIN U.S. GOVERNMENT FUND   FRANKLIN ZERO COUPON FUND 2010
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              400         19     21.27      1,984         83      23.88       620         17      36.30
     Option 1
       USAllianz Advantage -               10          -     21.00        660         28      23.25        15          -      35.34
     Option 2
       USAllianz Advantage -                4          -     20.58         46          2      22.48         2          -      34.17
     Option 3
       USAllianz Advantage -               14          1     20.58          6          -      22.48         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          9          -      21.92         -          -          -
     Option 5
       USAllianz Advantage -              107          5     19.56        127          6      20.67       168          5      31.42
     Option 6
       USAllianz Advantage -               73          4     19.26         98          5      20.16         3          -      30.64
     Option 7
       USAllianz Charter II - NY           21          1     20.79         81          4      22.86         2          -      34.75
     - Option 1
       USAllianz Charter II - NY            -          -         -         59          3      22.11         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -         15          1      22.11         5          -      33.60
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            9          -     19.36         19          1      20.33         -          -          -
     - Option 5
       USAllianz Charter II - NY           67          4     19.07        132          7      19.82        25          1      30.13
     - Option 6
       Deferred Variable Annuities         79          -     43.37         12          -      48.97         -          -          -
       USAllianz Opportunity -            252         12     20.47      2,467        110      22.36       382         11      33.89
     Option 1
       USAllianz Opportunity -            180          9     20.06        913         42      21.56        57          2      32.77
     Option 2
       USAllianz Opportunity -             33          2     20.06         48          2      21.56         8          -      32.77
     Option 3
       USAllianz Opportunity -              6          -     19.76         85          4      21.02         -          -          -
     Option 4
       USAllianz Opportunity -            173          9     19.07        618         31      19.82       438         15      30.13
     Option 5
       USAllianz Opportunity -            928         49     18.78      1,373         71      19.33       249          8      29.38
     Option 6
       Valuemark II                     6,410        295     21.84     20,952        850      24.67     2,519         69      36.85
       Valuemark IV                       742         34     21.65        768         32      24.30       100          3      36.30


                                       89

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                      J.P. MORGAN INTERNATIONAL           J.P. MORGAN U.S.
                                                                           LARGE CAP CORE
                                          EQUITY PORTFOLIO                 EQUITY PORTFOLIO         JENNISON 20/20 FOCUS PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -               10          1      9.40         13          2       8.13       204         14      14.11
     Option 1
       USAllianz Advantage -                -          -         -          -          -          -        21          2      14.03
     Option 2
       USAllianz Advantage -                -          -         -          -          -          -        71          5      13.93
     Option 3
       USAllianz Advantage -                -          -         -          -          -          -        14          1      13.93
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -                -          -         -          -          -          -       125          9      13.67
     Option 6
       USAllianz Advantage -                -          -         -          -          -          -        28          2      13.60
     Option 7
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 1
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -        10          1      13.87
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 5
       USAllianz Charter II - NY            -          -         -          -          -          -       198         15      13.55
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -              -          -         -          -          -          -       181         13      13.90
     Option 1
       USAllianz Opportunity -              -          -         -          -          -          -       101          7      13.80
     Option 2
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 3
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Opportunity -              -          -         -          -          -          -       110          8      13.55
     Option 5
       USAllianz Opportunity -              -          -         -          -          -          -       410         30      13.47
     Option 6
       Valuemark II                         -          -         -          -          -          -         -          -          -
       Valuemark IV                         -          -         -          -          -          -         -          -          -


                                     MUTUAL DISCOVERY SECURITIES                                     OPPENHEIMER GLOBAL SECURITIES
                                                FUND                MUTUAL SHARES SECURITIES FUND               FUND/VA
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              209          9     22.06        330         16      20.14       381         30      12.84
     Option 1
       USAllianz Advantage -               50          2     21.80        134          7      19.83        30          2      12.28
     Option 2
       USAllianz Advantage -               72          3     21.41         59          3      19.47        12          1      12.16
     Option 3
       USAllianz Advantage -               25          1     21.41          -          -          -         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          9          -      19.21         -          -          -
     Option 5
       USAllianz Advantage -              131          6     20.45         56          3      18.60         -          -          -
     Option 6
       USAllianz Advantage -              254         13     20.17        475         26      18.35         4          -      11.78
     Option 7
       USAllianz Charter II - NY           34          2     21.61         29          1      19.65         -          -          -
     - Option 1
       USAllianz Charter II - NY           44          2     21.21         66          3      19.30         -          -          -
     - Option 2
       USAllianz Charter II - NY            3          -     21.21          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY           34          2     20.27        133          7      18.43         -          -          -
     - Option 5
       USAllianz Charter II - NY          594         30     19.99        432         24      18.18         -          -          -
     - Option 6
       Deferred Variable Annuities         32          -     44.91         37          -      40.87         -          -          -
       USAllianz Opportunity -            852         40     21.31      1,760         91      19.38       857         71      12.13
     Option 1
       USAllianz Opportunity -            770         37     20.93        547         29      19.03       481         40      12.01
     Option 2
       USAllianz Opportunity -             56          3     20.93         55          3      19.03        23          2      12.01
     Option 3
       USAllianz Opportunity -            203         10     20.64        256         14      18.77         -          -          -
     Option 4
       USAllianz Opportunity -            281         14     19.99        328         18      18.18       221         19      11.72
     Option 5
       USAllianz Opportunity -          1,437         73     19.72      2,639        147      17.93       591         51      11.63
     Option 6
       Valuemark II                     6,702        296     22.62     10,686        519      20.60         -          -          -
       Valuemark IV                       877         39     22.43       1403         69      20.43        51          4      12.84



                                       90

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                   OPPENHEIMER HIGH INCOME FUND/VA OPPENHEIMER MAIN STREET FUND/VA   PIMCO VIT ALL ASSET PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              215         18     12.16        512         55       9.37       185         15      12.42
     Option 1
       USAllianz Advantage -                4          -     11.95          1          -       9.73         8          1      12.39
     Option 2
       USAllianz Advantage -               23          2     11.84          2          -       9.64         7          1      12.35
     Option 3
       USAllianz Advantage -                -          -         -         77          8       9.64         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          8          1       9.56         -          -          -
     Option 5
       USAllianz Advantage -                -          -         -          -          -          -        60          5      12.25
     Option 6
       USAllianz Advantage -                -          -         -        174         19       9.33       145         12      12.22
     Option 7
       USAllianz Charter II - NY            -          -         -          -          -          -        87          7      12.37
     - Option 1
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -        18          1      12.33
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -        45          4      12.30
     - Option 4
       USAllianz Charter II - NY            -          -         -          -          -          -        22          2      12.23
     - Option 5
       USAllianz Charter II - NY            -          -         -          -          -          -        80          7      12.20
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -          1,152         97     11.81        988        103       9.61       320         26      12.34
     Option 1
       USAllianz Opportunity -            709         61     11.69        809         85       9.52       132         11      12.30
     Option 2
       USAllianz Opportunity -              9          1     11.69          7          1       9.52         3          -      12.30
     Option 3
       USAllianz Opportunity -             10          1     11.60         12          1       9.45        48          4      12.27
     Option 4
       USAllianz Opportunity -             33          3     11.40        141         15       9.28       211         17      12.20
     Option 5
       USAllianz Opportunity -             49          4     11.32        517         56       9.22     1,689        137      12.17
     Option 6
       Valuemark II                         -          -         -          -          -          -         -          -          -
       Valuemark IV                         6          1     12.16          -          -          -         -          -          -


                                                                   PIMCO VIT EMERGING MARKETS BOND
                                    PIMCO VIT COMMODITY PORTFOLIO             PORTFOLIO             PIMCO VIT GLOBAL BOND PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              105          9     11.03          7          1      10.92         -          -          -
     Option 1
       USAllianz Advantage -               14          1     11.02          -          -          -         7          1       9.33
     Option 2
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 3
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -               14          1     10.97          1          -      10.86         3          -       9.29
     Option 6
       USAllianz Advantage -               46          4     10.96         30          3      10.85         -          -          -
     Option 7
       USAllianz Charter II - NY            8          1     11.01         38          4      10.90         6          1       9.33
     - Option 1
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            6          1     10.96          -          -          -         -          -          -
     - Option 5
       USAllianz Charter II - NY            5          -     10.95          -          -          -         -          -          -
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -            241         23     11.00         39          4      10.89         -          -          -
     Option 1
       USAllianz Opportunity -             41          4     10.98          -          -          -         -          -          -
     Option 2
       USAllianz Opportunity -              4          -     10.98          8          1      10.88        23          2       9.31
     Option 3
       USAllianz Opportunity -              3          -     10.97          -          -          -         6          1       9.30
     Option 4
       USAllianz Opportunity -            159         15     10.95         16          1      10.84         -          -          -
     Option 5
       USAllianz Opportunity -            177         16     10.94         59          4      10.83        18          2       9.26
     Option 6
       Valuemark II                         -          -         -          -          -          -         -          -          -
       Valuemark IV                         -          -         -          -          -          -         -          -          -



                                       91

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                                                                                      PIMCO VIT STOCKSPLUS GROWTH
                                   PIMCO VIT HIGH YIELD PORTFOLIO  PIMCO VIT REAL RETURN PORTFOLIO       AND INCOME PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              437         35     12.47        191         17      11.34       103         11       9.27
     Option 1
       USAllianz Advantage -               27          2     12.69        120         11      11.30         -          -          -
     Option 2
       USAllianz Advantage -               26          2     12.57        108         10      11.24         -          -          -
     Option 3
       USAllianz Advantage -              121         10     12.57         26          2      11.24         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -              143         12     12.26         55          5      11.09         -          -          -
     Option 6
       USAllianz Advantage -              125         10     12.17        358         32      11.04         -          -          -
     Option 7
       USAllianz Charter II - NY           13          1     12.63         95          9      11.22         -          -          -
     - Option 1
       USAllianz Charter II - NY           11          1     12.50         33          3      11.16         -          -          -
     - Option 2
       USAllianz Charter II - NY            9          1     12.50          8          1      11.16         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -        107         10      11.11         -          -          -
     - Option 4
       USAllianz Charter II - NY            7          1     12.20         72          7      11.01         -          -          -
     - Option 5
       USAllianz Charter II - NY           76          6     12.11        119         11      10.97         -          -          -
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -            462         37     12.53      1,481        132      11.22        13          1       9.52
     Option 1
       USAllianz Opportunity -            520         42     12.41        417         37      11.16         -          -          -
     Option 2
       USAllianz Opportunity -             34          3     12.41         20          2      11.16         -          -          -
     Option 3
       USAllianz Opportunity -             43          4     12.32        126         11      11.12         -          -          -
     Option 4
       USAllianz Opportunity -            219         18     12.11        432         39      11.01        24          3       9.20
     Option 5
       USAllianz Opportunity -          1,003         82     12.02      2,540        230      10.97         -          -          -
     Option 6
       Valuemark II                       242         19     12.88          -          -          -       176         18       9.69
       Valuemark IV                         -          -         -         11          1      11.34         -          -          -


                                       PIMCO VIT TOTAL RETURN         SELIGMAN GLOBAL TECHNOLOGY      SELIGMAN SMALLER-CAP VALUE
                                              PORTFOLIO                       PORTFOLIO                        PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -            1,413        107     13.21          8          1       5.81       171          7      22.89
     Option 1
       USAllianz Advantage -              103          8     12.29          -          -          -        22          1      16.47
     Option 2
       USAllianz Advantage -               46          4     12.17          -          -          -        20          1      16.31
     Option 3
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -               97          8     11.87          -          -          -         -          -          -
     Option 6
       USAllianz Advantage -              313         27     11.78          -          -          -        15          1      15.79
     Option 7
       USAllianz Charter II - NY          165         14     12.23          -          -          -         -          -          -
     - Option 1
       USAllianz Charter II - NY           40          3     12.11          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY           32          3     12.11          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            9          1     11.81          -          -          -         -          -          -
     - Option 5
       USAllianz Charter II - NY           52          4     11.72          -          -          -         -          -          -
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -          1,422        117     12.14          -          -          -       740         47      16.27
     Option 1
       USAllianz Opportunity -            933         78     12.02          -          -          -       380         24      16.10
     Option 2
       USAllianz Opportunity -             38          3     12.02          -          -          -         7          -      16.10
     Option 3
       USAllianz Opportunity -             74          6     11.93          -          -          -         -          -          -
     Option 4
       USAllianz Opportunity -            491         42     11.72          -          -          -        43          3      15.71
     Option 5
       USAllianz Opportunity -          1,381        119     11.64          -          -          -       348         22      15.60
     Option 6
       Valuemark II                     1,619        129     12.45          -          -          -         -          -          -
       Valuemark IV                        64          5     13.21          -          -          -         -          -          -



                                       92

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                    SP STRATEGIC PARTNERS FOCUSED   SP WILLIAM BLAIR INTERNATIONAL      TEMPLETON GLOBAL ASSET
                                          GROWTH PORTFOLIO                 GROWTH PORTFOLIO                 ALLOCATION FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -                5          1      7.33         18          3       7.28         -          -          -
     Option 1
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 2
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 3
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -              133         19      7.02          -          -          -         -          -          -
     Option 6
       USAllianz Advantage -               15          2      6.97          -          -          -         -          -          -
     Option 7
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 1
       USAllianz Charter II - NY            9          1      7.16          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            7          1      6.98          -          -          -         -          -          -
     - Option 5
       USAllianz Charter II - NY           18          3      6.93          -          -          -         -          -          -
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -            122         17      7.18        220         30       7.14         -          -          -
     Option 1
       USAllianz Opportunity -             28          4      7.11         43          6       7.06         -          -          -
     Option 2
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 3
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Opportunity -             14          2      6.93          4          1       6.89         -          -          -
     Option 5
       USAllianz Opportunity -            129         19      6.88         55          8       6.84         -          -          -
     Option 6
       Valuemark II                        83         11      7.36         27          4       7.32       779         43      18.04
       Valuemark IV                         -          -         -          -          -          -        37          2      17.87


                                    TEMPLETON DEVELOPING MARKETS     TEMPLETON FOREIGN SECURITIES       TEMPLETON GLOBAL INCOME
                                           SECURITIES FUND                       FUND                       SECURITIES FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              129          7     17.35        293         13      23.37         -          -          -
     Option 1
       USAllianz Advantage -               31          2     17.09         37          2      22.81         -          -          -
     Option 2
       USAllianz Advantage -                3          -     16.69         46          2      22.18         -          -          -
     Option 3
       USAllianz Advantage -              151          9     16.69          -          -          -         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -              157         10     15.74        293         14      20.69         -          -          -
     Option 6
       USAllianz Advantage -              338         22     15.46         57          3      20.26         -          -          -
     Option 7
       USAllianz Charter II - NY           29          2     16.89         12          1      22.50         -          -          -
     - Option 1
       USAllianz Charter II - NY           42          3     16.50         12          1      21.88         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY           58          4     15.55          -          -          -         -          -          -
     - Option 5
       USAllianz Charter II - NY          140          9     15.28         60          3      19.98         -          -          -
     - Option 6
       Deferred Variable Annuities          -          -         -         62          -      47.69        10          -      54.37
       USAllianz Opportunity -            812         49     16.59        217         10      22.03         -          -          -
     Option 1
       USAllianz Opportunity -             53          3     16.21        141          7      21.42         -          -          -
     Option 2
       USAllianz Opportunity -              -          -         -         29          1      21.42         -          -          -
     Option 3
       USAllianz Opportunity -              3          -     15.92         13          1      20.98         -          -          -
     Option 4
       USAllianz Opportunity -            506         33     15.28        411         21      19.98         -          -          -
     Option 5
       USAllianz Opportunity -          1,844        123     15.01      1,319         67      19.57         -          -          -
     Option 6
       Valuemark II                     3,336        187     17.81     15,831        655      24.08     3,433        126      27.24
       Valuemark IV                       282         16     17.62        304         13      23.78       183          7      26.83



                                       93

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                     TEMPLETON GROWTH SECURITIES                                     USAZ AIM INTERNATIONAL EQUITY
                                                FUND                  USAZ AIM BASIC VALUE FUND                  FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              755         31     24.08        107         10      11.22        53          4      13.96
     Option 1
       USAllianz Advantage -              378         16     23.68         49          4      11.16         9          1      13.88
     Option 2
       USAllianz Advantage -                6          -     23.13         32          3      11.08         -          -          -
     Option 3
       USAllianz Advantage -                8          -     23.13        154         14      11.08         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -        10          1      13.70
     Option 5
       USAllianz Advantage -              160          7     21.80        232         21      10.87       111          8      13.53
     Option 6
       USAllianz Advantage -              329         15     21.42        110         10      10.81        43          3      13.45
     Option 7
       USAllianz Charter II - NY           30          1     23.40         28          3      11.12        21          2      13.83
     - Option 1
       USAllianz Charter II - NY           22          1     22.86          3          -      11.04         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY           75          3     21.54          5          -      10.83        69          5      13.48
     - Option 5
       USAllianz Charter II - NY          305         14     21.17        409         38      10.78       106          8      13.40
     - Option 6
       Deferred Variable Annuities         37          -     49.13          -          -          -         -          -          -
       USAllianz Opportunity -            527         23     22.99      1,063         96      11.06       172         13      13.75
     Option 1
       USAllianz Opportunity -             75          3     22.45        494         45      10.97        97          7      13.65
     Option 2
       USAllianz Opportunity -              4          -     22.45         11          1      10.97         -          -          -
     Option 3
       USAllianz Opportunity -            128          6     22.06         31          3      10.91        12          1      13.57
     Option 4
       USAllianz Opportunity -            139          7     21.17        260         24      10.78       218         16      13.40
     Option 5
       USAllianz Opportunity -          2,066         99     20.80      1,183        111      10.72       587         43      13.33
     Option 6
       Valuemark II                    10,972        446     24.76          -          -          -         -          -          -
       Valuemark IV                     1,103         45     24.50          -          -          -         -          -          -


                                                                     USAZ DREYFUS FOUNDERS EQUITY   USAZ DREYFUS PREMIER SMALL CAP
                                     USAZ DAVIS NY VENTURE FUND              GROWTH FUND                      VALUE FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              267         23     11.71        128         13       9.62        14          1      12.28
     Option 1
       USAllianz Advantage -               55          5     11.63          -          -          -        17          1      12.24
     Option 2
       USAllianz Advantage -                3          -     11.53          -          -          -         6          -      12.20
     Option 3
       USAllianz Advantage -               53          5     11.53          -          -          -         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         9          1      12.17
     Option 5
       USAllianz Advantage -              411         36     11.29         13          1       9.28       368         30      12.10
     Option 6
       USAllianz Advantage -              448         40     11.22         43          5       9.22       162         13      12.07
     Option 7
       USAllianz Charter II - NY           63          5     11.58          1          -       9.51        13          1      12.22
     - Option 1
       USAllianz Charter II - NY           50          4     11.48         11          1       9.43         7          1      12.18
     - Option 2
       USAllianz Charter II - NY           26          2     11.48          5          -       9.43         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY           46          4     11.25         22          2       9.24        33          3      12.08
     - Option 5
       USAllianz Charter II - NY          272         24     11.18         55          6       9.18        88          7      12.05
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -            367         32     11.51        213         23       9.45         8          1      12.19
     Option 1
       USAllianz Opportunity -            221         19     11.41        165         18       9.37        42          3      12.15
     Option 2
       USAllianz Opportunity -             68          6     11.41          -          -          -         5          -      12.15
     Option 3
       USAllianz Opportunity -             61          5     11.34          6          1       9.32        12          1      12.12
     Option 4
       USAllianz Opportunity -            289         26     11.18        159         17       9.18        27          2      12.05
     Option 5
       USAllianz Opportunity -          2,654        241     11.11        461         51       9.12       633         55      12.02
     Option 6
       Valuemark II                       754         64     11.75        161         17       9.65         -          -          -
       Valuemark IV                        25          2     11.71          -          -          -         -          -          -


                                       94

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                    USAZ FRANKLIN SMALL CAP VALUE
                                                FUND                  USAZ FUSION BALANCED FUND         USAZ FUSION GROWTH FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              140          9     16.25          -          -          -        46          4      11.10
     Option 1
       USAllianz Advantage -               40          2     16.18          6          1      10.61        17          2      11.09
     Option 2
       USAllianz Advantage -               20          1     16.10         14          1      10.60         -          -          -
     Option 3
       USAllianz Advantage -               12          1     16.10         38          4      10.60        26          2      11.07
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -              382         24     15.88        100          9      10.56       189         17      11.03
     Option 6
       USAllianz Advantage -              169         11     15.82         59          6      10.55       240         22      11.02
     Option 7
       USAllianz Charter II - NY           73          5     16.14          4          -      10.60         -          -          -
     - Option 1
       USAllianz Charter II - NY            6          -     16.06          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY            3          -     16.06          8          1      10.59        20          2      11.06
     - Option 3
       USAllianz Charter II - NY           23          1     15.99          -          -          -        35          3      11.05
     - Option 4
       USAllianz Charter II - NY          105          7     15.84         11          1      10.55        35          3      11.03
     - Option 5
       USAllianz Charter II - NY          214         14     15.78          -          -          -       643         58      11.02
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -            501         31     16.08         16          2      10.59       226         20      11.07
     Option 1
       USAllianz Opportunity -            158         10     15.99         45          4      10.58       272         25      11.05
     Option 2
       USAllianz Opportunity -             62          4     15.99         12          1      10.58        53          5      11.05
     Option 3
       USAllianz Opportunity -             47          3     15.93          -          -          -         -          -          -
     Option 4
       USAllianz Opportunity -            425         27     15.78        123         12      10.54       375         34      11.02
     Option 5
       USAllianz Opportunity -          1,446         92     15.72      1,222        115      10.53     2,764        251      11.00
     Option 6
       Valuemark II                         -          -         -          -          -          -         -          -          -
       Valuemark IV                         5          -     16.25          -          -          -         -          -          -


                                      USAZ FUSION MODERATE FUND     USAZ JENNISON 20/20 FOCUS FUND     USAZ JENNISON GROWTH FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -                -          -         -         71          6      12.24         9          1      11.96
     Option 1
       USAllianz Advantage -               58          5     10.79          7          1      12.23         -          -          -
     Option 2
       USAllianz Advantage -              229         21     10.78          5          -      12.21         1          -      11.93
     Option 3
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -              253         24     10.74         46          4      12.17        23          2      11.89
     Option 6
       USAllianz Advantage -            1,498        140     10.73         24          2      12.16        14          1      11.88
     Option 7
       USAllianz Charter II - NY            7          1     10.78          -          -          -        12          1      11.94
     - Option 1
       USAllianz Charter II - NY           59          6     10.77          7          1      12.20         -          -          -
     - Option 2
       USAllianz Charter II - NY          108         10     10.77          3          -      12.20         3          -      11.92
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY          384         36     10.73         15          1      12.16         -          -          -
     - Option 5
       USAllianz Charter II - NY          324         30     10.72         15          1      12.15       109          9      11.87
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -            492         46     10.77         30          2      12.20        34          3      11.93
     Option 1
       USAllianz Opportunity -            171         16     10.76         32          3      12.19        19          2      11.91
     Option 2
       USAllianz Opportunity -             93          9     10.76          -          -          -         -          -          -
     Option 3
       USAllianz Opportunity -              -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Opportunity -            625         58     10.72        206         17      12.15        38          3      11.87
     Option 5
       USAllianz Opportunity -          2,033        188     10.71        465         38      12.14        69          6      11.86
     Option 6
       Valuemark II                         -          -         -          -          -          -         -          -          -
       Valuemark IV                         -          -         -          -          -          -         -          -          -



                                       95

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                     USAZ LEGG MASON GROWTH FUND      USAZ LEGG MASON VALUE FUND        USAZ MONEY MARKET FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -               60          5     11.82        128         11      11.94       624         60      10.40
     Option 1
       USAllianz Advantage -                -          -         -         20          2      11.86       315         32       9.91
     Option 2
       USAllianz Advantage -                1          -     11.66         48          4      11.76         9          1       9.82
     Option 3
       USAllianz Advantage -                -          -         -         13          1      11.76         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         7          1       9.74
     Option 5
       USAllianz Advantage -               40          4     11.45        153         13      11.52       308         32       9.58
     Option 6
       USAllianz Advantage -              111         10     11.39        163         14      11.44       521         55       9.51
     Option 7
       USAllianz Charter II - NY            -          -         -         33          3      11.81        51          5       9.86
     - Option 1
       USAllianz Charter II - NY            -          -         -         14          1      11.71         -          -          -
     - Option 2
       USAllianz Charter II - NY            5          -     11.62          -          -          -        25          3       9.77
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            9          1     11.41         65          6      11.47        29          3       9.53
     - Option 5
       USAllianz Charter II - NY           45          4     11.35        160         14      11.40       126         13       9.46
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -        71          -      10.45
       USAllianz Opportunity -             42          4     11.64        709         60      11.73     3,191        326       9.79
     Option 1
       USAllianz Opportunity -             13          1     11.56        225         19      11.64       169         17       9.70
     Option 2
       USAllianz Opportunity -              -          -         -         17          1      11.64       101         10       9.70
     Option 3
       USAllianz Opportunity -             16          1     11.49          8          1      11.56     1,057        110       9.62
     Option 4
       USAllianz Opportunity -            123         11     11.35        258         23      11.40       815         86       9.46
     Option 5
       USAllianz Opportunity -            296         26     11.28      1,906        168      11.33     2,477        264       9.39
     Option 6
       Valuemark II                         -          -         -        355         30      11.98     3,479        347      10.04
       Valuemark IV                         -          -         -          9          1      11.94     1,252        120      10.40


                                                                                                       USAZ OPPENHEIMER EMERGING
                                      USAZ OCC RENAISSANCE FUND          USAZ OCC VALUE FUND                  GROWTH FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              414         30     13.64        385         29      13.44        94          7      14.05
     Option 1
       USAllianz Advantage -               36          3     13.55         55          4      13.35        15          1      13.97
     Option 2
       USAllianz Advantage -               30          2     13.43         42          3      13.24        10          1      13.87
     Option 3
       USAllianz Advantage -               91          7     13.43         10          1      13.24         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -               55          4     13.16        291         22      12.97       116          9      13.62
     Option 6
       USAllianz Advantage -              220         17     13.07        173         13      12.89       213         16      13.54
     Option 7
       USAllianz Charter II - NY           28          2     13.49          7          1      13.30         9          1      13.92
     - Option 1
       USAllianz Charter II - NY            6          -     13.38          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY           12          1     13.38          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY           35          3     13.29          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY          124          9     13.10         30          2      12.91         2          -      13.57
     - Option 5
       USAllianz Charter II - NY          311         24     13.02        160         12      12.83        36          3      13.49
     - Option 6
       Deferred Variable Annuities          -          -         -          6          -      13.49         -          -          -
       USAllianz Opportunity -            767         57     13.41      1,001         76      13.21       220         16      13.84
     Option 1
       USAllianz Opportunity -            206         16     13.29        183         14      13.10       145         11      13.74
     Option 2
       USAllianz Opportunity -             58          4     13.29         18          1      13.10        45          3      13.74
     Option 3
       USAllianz Opportunity -             41          3     13.21         52          4      13.02        26          2      13.67
     Option 4
       USAllianz Opportunity -            458         35     13.02        432         34      12.83       176         13      13.49
     Option 5
       USAllianz Opportunity -          1,989        155     12.94      1,987        157      12.75     1,006         73      13.42
     Option 6
       Valuemark II                       248         18     13.69        433         32      13.49         -          -          -
       Valuemark IV                         -          -         -          -          -          -         -          -          -



                                       96

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                      USAZ OPPENHEIMER EMERGING                                     USAZ OPPENHEIMER INTERNATIONAL
                                          TECHNOLOGIES FUND          USAZ OPPENHEIMER GLOBAL FUND             GROWTH FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -               12          1      8.15         11          1      12.72        22          2      14.50
     Option 1
       USAllianz Advantage -                1          -      8.10         21          2      12.69        15          1      14.41
     Option 2
       USAllianz Advantage -                -          -         -         27          2      12.65         3          -      14.29
     Option 3
       USAllianz Advantage -                -          -         -         13          1      12.65         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -               17          2      7.86        117          9      12.54       151         11      13.99
     Option 6
       USAllianz Advantage -               35          4      7.81        223         18      12.51        78          6      13.91
     Option 7
       USAllianz Charter II - NY            -          -         -         30          2      12.67         -          -          -
     - Option 1
       USAllianz Charter II - NY           23          3      8.00          2          -      12.62        16          1      14.23
     - Option 2
       USAllianz Charter II - NY            -          -         -          5          -      12.62         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            -          -         -         60          5      12.52         6          -      13.94
     - Option 5
       USAllianz Charter II - NY           13          2      7.78        171         14      12.49        47          3      13.85
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -            231         29      8.01        275         22      12.63       116          8      14.26
     Option 1
       USAllianz Opportunity -             47          6      7.95         46          4      12.59        62          4      14.14
     Option 2
       USAllianz Opportunity -              -          -         -         76          6      12.59        10          1      14.14
     Option 3
       USAllianz Opportunity -              7          1      7.90         73          6      12.56        20          1      14.05
     Option 4
       USAllianz Opportunity -             66          8      7.78        599         48      12.49        75          5      13.85
     Option 5
       USAllianz Opportunity -            216         28      7.73      2,207        177      12.46       735         55      13.76
     Option 6
       Valuemark II                       111         14      8.18          -          -          -        64          4      14.56
       Valuemark IV                         -          -         -          -          -          -         -          -          -


                                    USAZ OPPENHEIMER MAIN STREET   USAZ SALOMON BROTHERS LARGE CAP    USAZ SALOMON BROTHERS SMALL
                                                FUND                         GROWTH FUND                    CAP GROWTH FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -               15          1     11.17         25          2      10.91         -          -          -
     Option 1
       USAllianz Advantage -                4          -     11.14         25          2      10.85         -          -          -
     Option 2
       USAllianz Advantage -               15          1     11.10         24          2      10.77         -          -          -
     Option 3
       USAllianz Advantage -              204         18     11.10         10          1      10.77         -          -          -
     Option 4
       USAllianz Advantage -                9          1     11.08          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -              135         12     11.01        525         50      10.57         -          -          -
     Option 6
       USAllianz Advantage -              216         20     10.98        316         30      10.51        37          3      11.04
     Option 7
       USAllianz Charter II - NY            7          1     11.12        118         11      10.81         6          1      11.10
     - Option 1
       USAllianz Charter II - NY           19          2     11.09          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY            9          1     11.09          3          -      10.73         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY           52          5     10.99          7          1      10.53         -          -          -
     - Option 5
       USAllianz Charter II - NY          124         11     10.97         62          6      10.48        17          2      11.04
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -            255         23     11.09        513         48      10.75        46          4      11.09
     Option 1
       USAllianz Opportunity -             35          3     11.06        243         23      10.67         -          -          -
     Option 2
       USAllianz Opportunity -            100          9     11.06         59          6      10.67         3          -      11.07
     Option 3
       USAllianz Opportunity -             97          9     11.03         20          2      10.61         -          -          -
     Option 4
       USAllianz Opportunity -            522         48     10.97        275         26      10.48        15          1      11.04
     Option 5
       USAllianz Opportunity -          1,708        156     10.94      1,033         99      10.42       175         16      11.02
     Option 6
       Valuemark II                         -          -         -          -          -          -         -          -          -
       Valuemark IV                        26          2     11.17          2          -      10.91         -          -          -



                                       97

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                     USAZ VAN KAMPEN AGGRESSIVE                                        USAZ VAN KAMPEN EMERGING
                                             GROWTH FUND            USAZ VAN KAMPEN COMSTOCK FUND             GROWTH FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              100         11      8.92        160         14      11.21       141         17       8.44
     Option 1
       USAllianz Advantage -                2          -      8.85         37          3      11.12         2          -       8.38
     Option 2
       USAllianz Advantage -                1          -      8.77         20          2      11.02         2          -       8.30
     Option 3
       USAllianz Advantage -               39          4      8.77         13          1      11.02         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -               30          4      8.57        102         10      10.76         5          1       8.11
     Option 6
       USAllianz Advantage -               98         12      8.51        420         39      10.69        75          9       8.05
     Option 7
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 1
       USAllianz Charter II - NY            -          -         -         16          1      10.97         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          6          1      10.97         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY            -          -         -          5          -      10.71        12          1       8.07
     - Option 5
       USAllianz Charter II - NY           10          1      8.47        147         14      10.64        32          4       8.01
     - Option 6
       Deferred Variable Annuities          -          -         -         10          -      11.25         -          -          -
       USAllianz Opportunity -            183         21      8.75        553         50      10.99       231         28       8.28
     Option 1
       USAllianz Opportunity -             57          7      8.67        182         17      10.89        51          6       8.20
     Option 2
       USAllianz Opportunity -             13          2      8.67        135         12      10.89        11          1       8.20
     Option 3
       USAllianz Opportunity -              -          -         -         70          6      10.81        10          1       8.15
     Option 4
       USAllianz Opportunity -             53          6      8.47        587         55      10.64       152         19       8.01
     Option 5
       USAllianz Opportunity -            216         25      8.41      1,512        145      10.57       533         68       7.96
     Option 6
       Valuemark II                        69          8      8.96        196         17      11.25       126         15       8.48
       Valuemark IV                         -          -         -         14          1      11.21        24          3       8.44


                                     USAZ VAN KAMPEN EQUITY AND         USAZ VAN KAMPEN GLOBAL        USAZ VAN KAMPEN GROWTH AND
                                             INCOME FUND                    FRANCHISE FUND                    INCOME FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -                -          -         -         54          4      14.92       106          9      12.30
     Option 1
       USAllianz Advantage -               19          2     11.33         16          1      14.85        53          4      12.21
     Option 2
       USAllianz Advantage -                3          -     11.29         11          1      14.77        11          1      12.10
     Option 3
       USAllianz Advantage -               13          1     11.29          6          -      14.77        13          1      12.10
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         8          1      12.01
     Option 5
       USAllianz Advantage -               44          4     11.20        217         15      14.58       136         12      11.82
     Option 6
       USAllianz Advantage -              125         11     11.17        374         26      14.52       203         17      11.74
     Option 7
       USAllianz Charter II - NY            -          -         -         56          4      14.81        39          3      12.15
     - Option 1
       USAllianz Charter II - NY           11          1     11.28         16          1      14.73        24          2      12.04
     - Option 2
       USAllianz Charter II - NY            -          -         -          3          -      14.73         7          1      12.04
     - Option 3
       USAllianz Charter II - NY            -          -         -         17          1      14.67         -          -          -
     - Option 4
       USAllianz Charter II - NY            -          -         -         36          3      14.54        35          3      11.76
     - Option 5
       USAllianz Charter II - NY           76          7     11.15        143         10      14.48        70          6      11.68
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -            329         29     11.29        168         11      14.75       746         62      12.07
     Option 1
       USAllianz Opportunity -             52          5     11.25         38          3      14.67       406         34      11.96
     Option 2
       USAllianz Opportunity -              -          -         -          5          -      14.67        26          2      11.96
     Option 3
       USAllianz Opportunity -              -          -         -         57          4      14.62        21          2      11.87
     Option 4
       USAllianz Opportunity -            150         13     11.15        188         13      14.48       196         17      11.68
     Option 5
       USAllianz Opportunity -            348         32     11.13      1,439         99      14.42     1,362        116      11.60
     Option 6
       Valuemark II                         -          -         -          -          -          -       354         29      12.35
       Valuemark IV                         -          -         -          -          -          -        23          2      12.30

                                       98

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

6.      CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2005 is as follows:

                                   USAZ VAN KAMPEN MID CAP GROWTH   VAN KAMPEN LIT EMERGING GROWTH     VAN KAMPEN LIT GROWTH AND
                                                FUND                          PORTFOLIO                    INCOME PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       USAllianz Advantage -              189         15     12.43          7          1       7.61        13          1      14.49
     Option 1
       USAllianz Advantage -               19          2     12.34          -          -          -         -          -          -
     Option 2
       USAllianz Advantage -               60          5     12.22          -          -          -         -          -          -
     Option 3
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 4
       USAllianz Advantage -                -          -         -          -          -          -         -          -          -
     Option 5
       USAllianz Advantage -               26          2     11.94          -          -          -         -          -          -
     Option 6
       USAllianz Advantage -              184         15     11.85          -          -          -         -          -          -
     Option 7
       USAllianz Charter II - NY            7          1     12.28          -          -          -         -          -          -
     - Option 1
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 2
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 3
       USAllianz Charter II - NY            -          -         -          -          -          -         -          -          -
     - Option 4
       USAllianz Charter II - NY           28          2     11.88          -          -          -         -          -          -
     - Option 5
       USAllianz Charter II - NY          123         10     11.80          -          -          -         -          -          -
     - Option 6
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       USAllianz Opportunity -            282         23     12.19          -          -          -         -          -          -
     Option 1
       USAllianz Opportunity -            236         20     12.08          -          -          -         -          -          -
     Option 2
       USAllianz Opportunity -             10          1     12.08          -          -          -         -          -          -
     Option 3
       USAllianz Opportunity -             39          3     11.99          -          -          -         -          -          -
     Option 4
       USAllianz Opportunity -            220         19     11.80          -          -          -         -          -          -
     Option 5
       USAllianz Opportunity -            855         73     11.72          -          -          -         -          -          -
     Option 6
       Valuemark II                       123         10     12.48          5          1       7.64         -          -          -
       Valuemark IV                         3          -     12.43          -          -          -         -          -          -


7.      FINANCIAL HIGHLIGHTS

     A summary of units outstanding (thousands), unit values, net assets (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                 At December 31

                                                                                       For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     AIM V.I. Capital Appreciation Fund
        2005                                          4 $7.24to$7.24         31       0.00% 1.49%to  1.49%   7.23%to    7.23%
        2004                                          4 $6.75to$6.75         29       0.00% 1.49%to  1.49%   5.04%to    5.04%
        2003                                          4 $6.43to$6.43         28       0.00% 1.49%to  1.49%  27.60%to   27.60%
        2002                                          6 $5.04to$5.04         28       0.00% 1.49%to  1.49% -25.47%to  -25.47%
        2001                                          4 $6.76to$6.76         29       0.00% 1.49%to  1.49% -26.63%to  -26.63%
     AIM V.I. Growth Fund
        2005                                        115 $5.61to$5.65        646       0.00% 1.40%to  1.49%   5.89%to    5.99%
        2004                                        155 $5.30to$5.33        827       0.00% 1.40%to  1.49%   6.62%to    6.72%
        2003                                        185 $4.97to$4.99        925       0.00% 1.40%to  1.49%  29.30%to   29.41%
        2002                                        219 $3.85to$3.86        847       0.00% 1.40%to  1.49% -31.99%to  -31.93%
        2001                                        290 $5.65to$5.67      1,644       0.19% 1.40%to  1.49% -34.87%to  -34.81%

                                       99

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                       For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     AIM V.I. Premier Equity Fund
        2005                                       22  $6.83to  $6.83       151      0.67%  1.49%to  1.49%   4.10%to    4.10%
        2004                                       23  $6.56to  $6.56       150      0.70%  1.49%to  1.49%   4.20%to    4.20%
        2003                                       23  $6.30to  $6.30       145      0.00%  1.49%to  1.49%  23.23%to   23.23%
        2002                                       23  $5.11to  $5.11       118      0.00%  1.49%to  1.49% -31.29%to  -31.29%
        2001                                        9  $7.43to  $7.43        67      0.00%  1.49%to  1.49% -16.50%to  -16.50%
     Alger American Growth Portfolio
        2005                                       59  $8.03to  $8.08       473      0.21%  1.40%to  1.49%  10.38%to   10.48%
        2004                                       68  $7.28to  $7.31       499      0.00%  1.40%to  1.49%   3.93%to    4.03%
        2003                                       80  $7.00to  $7.03       563      0.00%  1.40%to  1.49%  33.16%to   33.28%
        2002                                       92  $5.26to  $5.27       488      0.00%  1.40%to  1.49% -33.98%to  -33.92%
        2001                                      121  $7.97to  $7.98       967      0.26%  1.40%to  1.49% -13.13%to  -13.05%
     Alger American Leveraged AllCap
     Portfolio
        2005                                       40  $7.75to  $7.79       313      0.00%  1.40%to  1.49%  12.76%to   12.86%
        2004                                       53  $6.87to  $6.90       368      0.00%  1.40%to  1.49%   6.58%to    6.68%
        2003                                       62  $6.45to  $6.47       399      0.00%  1.40%to  1.49%  32.73%to   32.85%
        2002                                       77  $4.86to  $4.87       370      0.00%  1.40%to  1.49% -34.89%to  -34.83%
        2001                                       97  $7.46to  $7.47       725      0.00%  1.40%to  1.49% -17.18%to  -17.10%
     Alger American MidCap Growth Portfolio
        2005                                        8 $12.08to $12.08        94      0.00%  1.49%to  1.49%   8.20%to    8.20%
        2004                                        8 $11.16to $11.16        92      0.00%  1.49%to  1.49%  11.37%to   11.37%
        2003                                        9 $10.02to $10.02        87      0.00%  1.49%to  1.49%  45.61%to   45.61%
        2002                                        9  $6.88to  $6.88        60      0.00%  1.49%to  1.49% -30.58%to  -30.58%
        2001                                        3  $9.92to  $9.92        35      0.00%  1.49%to  1.49%  -7.52%to   -7.52%
     Alger American Small Capitalization
     Portfolio
        2005                                        0  $6.84to  $6.84         1      0.00%  1.49%to  1.49%  15.16%to   15.16%
        2004                                        0  $5.94to  $5.94         1      0.00%  1.49%to  1.49%  14.84%to   14.84%
        2003                                        0  $5.17to  $5.17         1      0.00%  1.49%to  1.49%  40.24%to   40.24%
        2002                                        0  $3.69to  $3.69         1      0.00%  1.49%to  1.49% -27.31%to  -27.31%
        2001                                        0  $5.07to  $5.07         1      0.00%  1.49%to  1.49% -25.75%to  -25.75%



                                       100

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                       For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     Davis VA Financial Portfolio
        2005                                      111 $10.75to $14.55     1,237      0.65%  1.49%to  2.75%   5.45%to    6.78%
        2004                                       65 $10.19to $13.62       705      0.43%  1.49%to  2.75%   7.32%to    8.68%
        2003                                       22  $9.68to $12.53       232      0.92%  1.49%to  2.10%  29.41%to   30.20%
        2002                                        7  $7.48to  $9.63        67      0.00%  1.49%to  2.10% -18.57%to  -18.07%
        2001                                        1 $11.75to $11.75        17      0.00%  1.49%to  1.49%  -7.34%to   -7.34%
     Davis VA Real Estate Portfolio
        2005                                        1 $26.80to $26.80        28      3.88%  1.49%to  1.49%  11.46%to   11.46%
        2004                                        1 $24.04to $24.04        25      4.28%  1.49%to  1.49%  31.35%to   31.35%
        2003                                        1 $18.30to $18.30        22      5.30%  1.49%to  1.49%  34.77%to   34.77%
        2002                                        1 $13.58to $13.58        17      6.25%  1.49%to  1.49%   4.33%to    4.33%
        2001                                        1 $13.02to $13.02        16      0.00%  1.49%to  1.49%   6.49%to    6.49%
     Davis VA Value Portfolio
        2005                                      120 $10.48to $12.12     1,330      0.96%  1.49%to  2.75%   6.48%to    7.83%
        2004                                      138  $9.84to $11.24     1,434      0.86%  1.49%to  2.75%   9.28%to   10.66%
        2003                                      112  $9.18to $10.16     1,069      1.38%  1.49%to  2.10%  27.06%to   27.84%
        2002                                       35  $7.22to  $7.95       283      0.78%  1.49%to  2.10% -18.00%to  -17.50%
        2001                                       27  $9.63to  $9.63       256      2.00%  1.49%to  1.49% -10.83%to  -10.83%
     Dreyfus IP Small Cap Stock Index
     Portfolio
        2005                                      243 $12.49to $13.09     3,072      0.00%  1.49%to  2.75%   4.33%to    5.65%
        2004                                      165 $11.98to $12.39     2,003      0.71%  1.49%to  2.75%  18.57%to   20.08%
        2003                                       31 $10.21to $10.31       322      1.19%  1.49%to  2.10%  34.92%to   35.74%
        2002(3)                                     1  $7.57to  $7.60         5      0.00%  1.49%to  2.10% -24.32%to  -24.01%
     Dreyfus Stock Index Fund
        2005                                      497 $10.99to $11.65     5,609      1.39%  1.40%to  2.75%   1.61%to    3.24%
        2004                                      489 $10.81to $11.29     5,409      1.79%  1.40%to  2.75%   7.35%to    9.10%
        2003                                      247 $10.18to $10.35     2,537      1.46%  1.40%to  2.10%  25.39%to   26.58%
        2002(3)                                     7  $8.12to  $8.17        59      0.00%  1.49%to  2.10% -19.49%to  -19.04%
     Franklin Global Communications
     Securities Fund
        2005                                      606 $16.61to $21.21    12,775      2.75%  1.40%to  2.75%  12.66%to   14.51%
        2004                                      699 $14.75to $18.52    12,935      1.02%  1.40%to  2.75%  11.07%to   13.06%
        2003                                      773 $14.62to $16.38    12,649      0.92%  1.40%to  2.10%  37.52%to   38.51%
        2002                                      919 $10.63to $11.83    10,875      0.95%  1.40%to  2.10% -34.91%to  -34.21%
        2001                                    1,249 $17.66to $17.98    22,421      0.08%  1.40%to  1.49% -30.45%to  -30.23%



                                       101

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                       For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     Franklin Growth and Income Securities
     Fund
        2005                                    1,059 $26.70to $34.04    35,744      2.72%  1.40%to  2.75%   0.71%to    2.27%
        2004                                    1,184 $26.51to $33.29    39,356      2.60%  1.40%to  2.75%   7.61%to    9.36%
        2003                                    1,332 $27.12to $30.44    40,473      3.23%  1.40%to  2.10%  23.08%to   24.31%
        2002                                    1,549 $22.03to $24.48    38,080      3.09%  1.40%to  2.10% -17.47%to  -16.70%
        2001                                    1,862 $28.85to $29.39    54,683      0.32%  1.40%to  1.49%  -3.73%to   -3.39%
     Franklin High Income Fund
        2005                                      436 $18.53to $23.66     9,773      6.30%  1.40%to  2.75%   0.52%to    2.29%
        2004                                      582 $18.44to $23.13    12,925      5.49%  1.40%to  2.75%   6.89%to    8.50%
        2003                                      505 $18.99to $21.32    10,611      8.91%  1.40%to  2.10%  28.45%to   29.67%
        2002                                      518 $14.78to $16.44     8,506     16.16%  1.40%to  2.10% -11.83%to  -10.81%
        2001                                      640 $18.12to $18.43    11,790     17.55%  1.40%to  1.49%   2.63%to    2.81%
     Franklin Income Securities Fund
        2005                                    1,019 $32.41to $41.37    40,583      3.53%  1.40%to  2.75%  -1.14%to    0.42%
        2004                                      978 $32.79to $41.20    39,699      3.19%  1.40%to  2.75%  10.76%to   12.54%
        2003                                      935 $32.59to $36.61    34,141      5.24%  1.40%to  2.10%  28.98%to   30.26%
        2002                                    1,030 $25.26to $28.10    29,101      9.70%  1.40%to  2.10%  -2.67%to   -1.76%
        2001                                    1,240 $28.06to $28.60    35,416      7.29%  1.40%to  1.49%  -0.74%to   -0.43%
     Franklin Large Cap Growth Securities
     Fund
        2005                                      662 $16.15to $18.74    12,037      0.68%  1.40%to  2.75%  -1.68%to   -0.10%
        2004                                      655 $16.43to $18.76    12,084      0.54%  1.40%to  2.75%   5.00%to    6.72%
        2003                                      644 $16.45to $17.58    11,290      0.73%  1.40%to  2.10%  24.31%to   25.37%
        2002                                      779 $13.23to $14.02    10,937      0.84%  1.40%to  2.10% -24.78%to  -24.01%
        2001                                    1,046 $18.21to $18.45    19,275      0.58%  1.40%to  1.49% -12.74%to  -12.50%
     Franklin Money Market Fund
        2005                                      372 $15.59to $15.83     5,890      2.50%  1.40%to  1.49%   1.04%to    1.13%
        2004                                      423 $15.43to $15.65     6,624      0.72%  1.40%to  1.49%  -0.76%to   -0.67%
        2003                                      501 $15.55to $15.76     7,899      0.53%  1.40%to  1.49%  -0.96%to   -0.87%
        2002                                      674 $15.70to $15.89    10,708      1.36%  1.40%to  1.49%  -0.17%to   -0.08%
        2001                                    1,060 $15.73to $15.91    16,863      4.11%  1.40%to  1.49%   2.36%to    2.46%


                                       102

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                      For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     Franklin Real Estate Fund
        2005                                      284 $46.01to $58.72    15,645      1.49%  1.40%to  2.75%  10.40%to   12.16%
        2004                                      275 $41.68to $52.35    14,022      1.96%  1.40%to  2.75%  28.22%to   30.34%
        2003                                      238 $35.78to $40.16     9,513      2.58%  1.40%to  2.10%  32.93%to   34.19%
        2002                                      260 $26.92to $29.93     7,806      2.88%  1.40%to  2.10%  -0.05%to    0.82%
        2001                                      288 $29.12to $29.68     8,554      4.27%  1.40%to  1.49%   6.28%to    6.67%
     Franklin Rising Dividends Securities
     Fund
        2005                                    1,114 $27.74to $33.96    36,591      0.98%  1.40%to  2.75%   0.63%to    2.24%
        2004                                    1,119 $27.56to $33.21    36,526      0.71%  1.40%to  2.75%   7.98%to    9.70%
        2003                                    1,058 $27.59to $30.28    31,911      0.97%  1.40%to  2.10%  22.00%to   23.14%
        2002                                    1,176 $22.61to $24.59    28,912      1.33%  1.40%to  2.10%  -3.63%to   -2.69%
        2001                                    1,338 $24.81to $25.27    33,771      0.09%  1.40%to  1.49%  11.88%to   12.31%
     Franklin Small Cap Value Securities
     Fund
        2005                                      263 $14.68to $16.57     4,147      0.87%  1.40%to  2.75%   5.82%to    7.48%
        2004                                      247 $13.87to $15.42     3,695      0.27%  1.40%to  2.75%  20.38%to   22.36%
        2003                                      149 $11.96to $12.60     1,865      0.28%  1.40%to  2.10%  29.38%to   30.63%
        2002                                      145  $9.24to  $9.65     1,395      0.45%  1.40%to  2.10% -11.15%to  -10.32%
        2001                                      148 $10.64to $10.76     1,587      0.50%  1.40%to  1.49%  12.10%to   12.61%
     Franklin Small-Mid Cap Growth
     Securities Fund
        2005                                      444 $18.78to $21.84     9,508      0.00%  1.40%to  2.75%   1.95%to    3.63%
        2004                                      473 $18.42to $21.08     9,938      0.00%  1.40%to  2.75%   8.44%to   10.15%
        2003                                      507 $17.91to $19.14     9,680      0.00%  1.40%to  2.10%  34.39%to   35.69%
        2002                                      605 $13.33to $14.10     8,546      0.47%  1.40%to  2.10% -30.16%to  -29.51%
        2001                                      673 $19.75to $20.01    13,456      0.53%  1.40%to  1.49% -16.51%to  -16.20%
     Franklin U.S. Government Fund
        2005                                    1,282 $19.33to $24.67    30,472      4.28%  1.40%to  2.75%  -0.37%to    1.22%
        2004                                    1,304 $19.40to $24.37    30,923      5.07%  1.40%to  2.75%   0.66%to    2.27%
        2003                                    1,348 $21.22to $23.83    31,969      5.16%  1.40%to  2.10%   0.09%to    1.01%
        2002                                    1,589 $21.20to $23.59    37,459      5.92%  1.40%to  2.10%   7.49%to    8.55%
        2001                                    1,769 $21.32to $21.73    38,406      7.33%  1.40%to  1.49%   5.77%to    6.11%


                                       103

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005



7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                      For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     Franklin Zero Coupon Fund 2010
        2005                                       131 $29.38to  $36.85    4,593       3.94% 1.40%to  2.75%  -1.21%to    0.13%
        2004                                       126 $29.74to  $36.80    4,542       4.75% 1.40%to  2.75%   1.87%to    3.26%
        2003                                       131 $32.14to  $35.64    4,627       3.70% 1.40%to  2.10%   1.44%to    2.15%
        2002                                       131 $31.68to  $34.89    4,554       5.64% 1.40%to  2.10%  17.61%to   18.43%
        2001                                       137 $29.12to  $29.46    4,020       7.44% 1.40%to  1.49%   4.05%to    4.15%
     J.P. Morgan International Equity
     Portfolio
        2005                                         1  $9.40to   $9.40       10       0.00% 1.49%to  1.49%   9.06%to    9.06%
        2004                                         1  $8.62to   $8.62        9       0.00% 1.49%to  1.49%  16.61%to   16.61%
        2003                                         1  $7.39to   $7.39        8       0.00% 1.49%to  1.49%  30.48%to   30.48%
        2002                                         1  $5.66to   $5.66        6       0.00% 1.49%to  1.49% -19.52%to  -19.52%
        2001                                         1  $7.04to   $7.04        7       0.00% 1.49%to  1.49% -19.91%to  -19.91%
     J.P. Morgan U.S. Large Cap Core Equity Portfolio
        2005                                         2  $8.13to   $8.13       13       0.00% 1.49%to  1.49%  -0.14%to   -0.14%
        2004                                         2  $8.14to   $8.14       13       0.00% 1.49%to  1.49%   7.86%to    7.86%
        2003                                         2  $7.54to   $7.54       12       0.00% 1.49%to  1.49%  26.24%to   26.24%
        2002                                         2  $5.98to   $5.98       10       0.00% 1.49%to  1.49% -25.74%to  -25.74%
        2001                                         2  $8.05to   $8.05       13       0.00% 1.49%to  1.49% -15.40%to  -15.40%
     Jennison 20/20 Focus Portfolio
        2005                                       107 $13.47to  $14.11    1,473       0.00% 1.49%to  2.75%  17.98%to   19.47%
        2004                                        85 $11.42to  $11.81      984       0.00% 1.49%to  2.75%  12.24%to   13.67%
        2003                                        31 $10.29to  $10.39      318       0.00% 1.49%to  2.10%  26.12%to   26.89%
        2002(3)                                      1  $8.16to   $8.19        4       0.00% 1.49%to  2.10% -18.93%to  -18.60%
     Mutual Discovery Securities Fund
        2005                                       582 $19.72to  $22.62   12,660       1.33% 1.40%to  2.75%  12.83%to   14.66%
        2004                                       512 $17.47to  $19.73    9,929       1.13% 1.40%to  2.75%  14.98%to   16.90%
        2003                                       460 $15.92to  $16.88    7,736       1.83% 1.40%to  2.10%  26.31%to   27.40%
        2002                                       532 $12.61to  $13.25    7,070       1.59% 1.40%to  2.10% -11.28%to  -10.32%
        2001                                       644 $14.62to  $14.77    9,514       2.12% 1.40%to  1.49%  -1.26%to   -1.01%
     Mutual Shares Securities Fund
        2005                                       980 $17.93to  $20.60   19,434       0.97% 1.40%to  2.75%   7.56%to    9.29%
        2004                                       879 $16.67to  $18.85   16,326       0.88% 1.40%to  2.75%   9.57%to   11.31%
        2003                                       889 $15.94to  $16.93   14,987       1.17% 1.40%to  2.10%  22.55%to   23.74%
        2002                                     1,081 $13.01to  $13.68   14,809       0.96% 1.40%to  2.10% -13.64%to  -12.79%
        2001                                     1,371 $15.55to  $15.69   21,507       2.00% 1.40%to  1.49%   5.45%to    5.81%


                                       104

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                      For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     Oppenheimer Global Securities Fund/VA
        2005                                      220 $11.63to $12.84     2,651      1.05%  1.49%to  2.75%  11.21%to   12.62%
        2004                                      232 $10.46to $11.40     2,504      0.90%  1.49%to  2.75%  15.92%to   17.40%
        2003                                       92  $9.20to  $9.71       869      0.52%  1.49%to  2.10%  40.05%to   40.90%
        2002                                       25  $6.57to  $6.89       174      0.00%  1.49%to  2.10% -23.75%to  -23.29%
        2001                                        6  $8.99to  $8.99        52      0.00%  1.49%to  1.49% -13.52%to  -13.52%
     Oppenheimer High Income Fund/VA
        2005                                      188 $11.32to $12.16     2,210      7.61%  1.49%to  2.75%  -0.45%to    0.80%
        2004                                      246 $11.37to $12.06     2,898      8.74%  1.49%to  2.75%   6.00%to    7.35%
        2003                                      171 $10.94to $11.23     1,886      3.62%  1.49%to  2.10%  21.38%to   22.12%
        2002                                       30  $9.01to  $9.20       270      0.93%  1.49%to  2.10%  -4.42%to   -3.84%
        2001                                        1  $9.57to  $9.57         7      0.00%  1.49%to  1.49%  -5.18%to   -5.18%
     Oppenheimer Main Street Fund/VA
        2005                                      344  $9.22to  $9.73     3,248      1.35%  1.49%to  2.75%   3.11%to    4.41%
        2004                                      365  $8.94to  $9.34     3,330      0.68%  1.49%to  2.75%   6.48%to    7.84%
        2003                                      146  $8.32to  $8.61     1,240      0.74%  1.49%to  2.10%  24.08%to   24.84%
        2002                                       50  $6.66to  $6.92       336      0.39%  1.49%to  2.10% -20.48%to  -20.00%
        2001                                       16  $8.33to  $8.33       129      0.00%  1.49%to  1.49% -12.76%to  -12.76%
     PIMCO VIT All Asset Portfolio
        2005                                      250 $12.17to $12.42     3,060      5.55%  1.49%to  2.75%   3.35%to    4.66%
        2004(5)                                    57 $11.77to $11.87       668      5.90%  1.49%to  2.75%  10.24%to   11.16%
     PIMCO VIT Commodity Portfolio
        2005(6)                                    75 $10.94to $11.03       823      3.38%  1.49%to  2.75%   9.20%to   10.11%
     PIMCO VIT Emerging Markets Bond
     Portfolio
        2005(6)                                    18 $10.83to $10.92       198      3.24%  1.49%to  2.75%   8.22%to    9.12%
     PIMCO VIT Global Bond Portfolio
        2005(6)                                     7  $9.26to  $9.33        63      0.00%  1.49%to  2.75%  -7.27%to   -6.49%
     PIMCO VIT High Yield Portfolio
        2005                                      286 $12.02to $12.88     3,518      6.58%  1.40%to  2.75%   1.31%to    2.68%
        2004                                      226 $11.86to $12.54     2,750      6.54%  1.40%to  2.75%   6.58%to    8.04%
        2003                                       98 $11.27to $11.61     1,111      7.21%  1.40%to  2.10%  20.35%to   21.20%
        2002                                       45  $9.30to  $9.58       427      8.50%  1.40%to  2.10%  -3.27%to   -2.59%
        2001                                        5  $9.56to  $9.83        50     16.67%  1.40%to  1.49%  -1.76%to   -1.68%

                                       105

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                      For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     PIMCO VIT Real Return Portfolio
        2005                                      570 $10.97to $11.34     6,319      2.84%  1.49%to  2.75%  -0.66%to    0.59%
        2004                                      382 $11.02to $11.28     4,257      1.09%  1.49%to  2.75%   5.96%to    7.30%
        2003(4)                                    58 $10.47to $10.51       607      0.72%  1.49%to  2.10%   4.30%to    4.73%
     PIMCO VIT StocksPLUS Growth and
     Income Portfolio
        2005                                       33  $9.20to  $9.69       316      2.43%  1.40%to  2.60%   0.84%to    2.05%
        2004                                       38  $9.10to  $9.50       357      1.66%  1.40%to  2.60%   7.96%to    9.27%
        2003                                       45  $8.33to  $8.69       385      2.57%  1.40%to  2.10%  27.67%to   28.57%
        2002                                       19  $6.49to  $6.76       127      2.67%  1.40%to  2.10% -21.88%to  -21.33%
        2001                                        6  $8.25to  $8.59        50     14.29%  1.40%to  1.49% -14.14%to  -14.07%
     PIMCO VIT Total Return Portfolio
        2005                                      678 $11.64to $13.21     8,292      3.44%  1.40%to  2.75%  -0.32%to    1.03%
        2004                                      588 $11.67to $13.09     7,202      1.89%  1.40%to  2.75%   2.04%to    3.43%
        2003                                      413 $11.66to $12.67     4,965      2.80%  1.40%to  2.10%   2.86%to    3.58%
        2002                                      249 $11.34to $12.24     2,923      4.08%  1.40%to  2.10%   6.81%to    7.56%
        2001                                       22 $10.70to $11.39       232      3.70%  1.40%to  1.49%   6.86%to    6.95%
     Seligman Global Technology Portfolio
        2005                                        1  $5.81to  $5.81         8      0.00%  1.49%to  1.49%   6.54%to    6.54%
        2004                                        1  $5.45to  $5.45         7      0.00%  1.49%to  1.49%   2.44%to    2.44%
        2003                                        1  $5.32to  $5.32         7      0.00%  1.49%to  1.49%  34.10%to   34.10%
        2002                                        1  $3.97to  $3.97         5      0.00%  1.49%to  1.49% -32.65%to  -32.65%
        2001                                        2  $5.89to  $5.89        12      0.00%  1.49%to  1.49% -29.31%to  -29.31%
     Seligman Smaller-Cap Value Portfolio
        2005                                      106 $15.60to $22.89     1,746     10.45%  1.49%to  2.75%  -6.58%to   -5.39%
        2004                                      113 $16.69to $24.20     1,993      0.00%  1.49%to  2.75%  16.69%to   18.17%
        2003                                       56 $14.58to $20.48       872      0.00%  1.49%to  2.10%  46.83%to   47.72%
        2002                                        8  $9.93to $13.86       115      0.00%  1.49%to  2.10% -17.13%to  -16.62%
        2001                                        1 $16.62to $16.62        14      0.00%  1.49%to  1.49%  19.88%to   19.88%
     SP Strategic Partners Focused Growth
     Portfolio
        2005                                       80  $6.88to  $7.36       563      0.00%  1.40%to  2.75%  11.72%to   13.23%
        2004                                       49  $6.16to  $6.50       311      0.00%  1.40%to  2.75%   6.91%to    8.37%
        2003                                       28  $5.87to  $6.00       165      0.00%  1.40%to  2.10%  22.84%to   23.71%
        2002                                       36  $4.78to  $4.85       171      0.00%  1.40%to  2.10% -27.07%to  -26.56%
        2001                                       32  $6.60to  $6.61       211      0.00%  1.40%to  1.49% -16.98%to  -16.90%

                                       106

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                      For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     SP William Blair International Growth
     Portfolio
        2005                                       52  $6.84to  $7.32       367      0.29%  1.40%to  2.75%  12.66%to   14.19%
        2004                                       54  $6.07to  $6.41       340      0.00%  1.40%to  2.75%  12.96%to   14.50%
        2003                                       23  $5.48to  $5.60       128      0.00%  1.40%to  2.10%  36.25%to   37.21%
        2002                                        3  $4.02to  $4.08        12      0.00%  1.40%to  2.10% -24.44%to  -23.91%
        2001                                        -  $5.36to  $5.36         2      0.00%  1.40%to  1.49% -36.88%to  -36.82%
     Templeton Global Asset Allocation Fund
        2005                                       45 $17.87to $18.04       816      3.97%  1.40%to  1.49%   2.32%to    2.41%
        2004                                       49 $17.46to $17.62       870      2.94%  1.40%to  1.49%  14.00%to   14.32%
        2003                                       56 $15.29to $15.41       855      2.85%  1.40%to  1.49%  30.00%to   30.47%
        2002                                       72 $11.61to $11.81       857      2.03%  1.40%to  1.49%  -5.80%to   -5.50%
        2001                                      104 $12.32to $12.50     1,298      1.54%  1.40%to  1.49% -11.28%to  -10.98%
     Templeton Developing Markets
     Securities Fund
        2005                                      479 $15.01to $17.81     7,914      1.28%  1.40%to  2.75%  23.98%to   25.99%
        2004                                      353 $12.11to $14.14     4,770      1.82%  1.40%to  2.75%  21.32%to   23.09%
        2003                                      283 $10.64to $11.48     3,231      1.29%  1.40%to  2.10%  49.81%to   51.60%
        2002                                      276  $7.10to  $7.58     2,090      1.64%  1.40%to  2.10%  -2.22%to   -1.35%
        2001                                      345  $7.59to  $7.68     2,650      1.07%  1.40%to  1.49%  -9.45%to   -9.36%
     Templeton Foreign Securities Fund
        2005                                      814 $19.57to $24.08    19,137      1.29%  1.40%to  2.75%   7.19%to    8.94%
        2004                                      885 $18.26to $22.11    19,411      1.16%  1.40%to  2.75%  15.30%to   17.22%
        2003                                      937 $17.11to $18.86    17,644      1.88%  1.40%to  2.10%  29.46%to   30.71%
        2002                                    1,088 $13.22to $14.43    15,699      1.83%  1.40%to  2.10% -20.25%to  -19.54%
        2001                                    1,321 $17.64to $17.93    23,683      3.27%  1.40%to  1.49% -17.24%to  -16.93%
     Templeton Global Income Securities
     Fund
        2005                                      133 $26.83to $27.24     3,626      6.34%  1.40%to  1.49%  -4.51%to   -4.26%
        2004                                      145 $28.05to $28.46     4,136     11.01%  1.40%to  1.49%  13.04%to   13.49%
        2003                                      165 $24.74to $25.07     4,126      7.83%  1.40%to  1.49%  20.90%to   21.01%
        2002                                      202 $20.25to $20.72     4,186      1.16%  1.40%to  1.49%  19.36%to   19.75%
        2001                                      267 $16.97to $17.30     4,619      3.78%  1.40%to  1.49%   0.72%to    1.11%


                                       107

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                      For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     Templeton Growth Securities Fund
        2005                                      717 $20.80to $24.76    17,119      1.19%  1.40%to  2.75%   5.92%to    7.55%
        2004                                      761 $19.63to $23.02    17,190      1.25%  1.40%to  2.75%  12.87%to   14.63%
        2003                                      727 $18.54to $20.08    14,581      1.67%  1.40%to  2.10%  29.39%to   30.78%
        2002                                      883 $14.33to $15.36    13,573      2.43%  1.40%to  2.10% -20.18%to  -19.46%
        2001                                    1,122 $18.79to $19.07    21,373      2.15%  1.40%to  1.49%  -2.78%to   -2.37%
     USAZ AIM Basic Value Fund
        2005                                      383 $10.72to $11.22     4,171      0.00%  1.49%to  2.75%   2.44%to    3.73%
        2004                                      272 $10.46to $10.82     2,887      0.00%  1.49%to  2.75%   7.82%to    9.19%
        2003                                       79  $9.81to  $9.91       780      0.00%  1.49%to  2.10%  30.26%to   31.06%
        2002(3)                                     5  $7.53to  $7.56        43      0.00%  1.49%to  2.10% -24.70%to  -24.39%
     USAZ AIM International Equity Fund
        2005                                      112 $13.33to $13.96     1,508      0.27%  1.49%to  2.75%  13.22%to   14.65%
        2004                                       62 $11.77to $12.18       731      0.00%  1.49%to  2.75%  18.80%to   20.31%
        2003                                        8 $10.02to $10.12        82      0.00%  1.49%to  2.10%  24.50%to   25.26%
        2002(3)                                     1  $8.05to  $8.08         7      0.00%  1.49%to  2.10% -19.54%to  -19.21%
     USAZ Davis NY Venture Fund
        2005                                      543 $11.11to $11.75     6,133      0.14%  1.40%to  2.75%   6.72%to    8.16%
        2004                                      260 $10.41to $10.86     2,767      0.27%  1.40%to  2.75%   7.55%to    9.02%
        2003                                       99  $9.82to  $9.97       980      0.84%  1.40%to  2.10%  26.74%to   27.63%
        2002                                       49  $7.74to  $7.81       385      0.87%  1.40%to  2.10% -25.75%to  -25.23%
        2001(2)                                    25 $10.44to $10.44       260      0.00%  1.40%to  1.49%   4.43%to    4.44%
     USAZ Dreyfus Founders Equity Growth
     Fund
        2005                                      155  $9.12to  $9.65     1,443      0.31%  1.40%to  2.75%   1.73%to    3.11%
        2004                                      112  $8.97to  $9.36     1,032      0.00%  1.40%to  2.75%   4.79%to    6.22%
        2003                                       75  $8.68to  $8.81       657      0.00%  1.40%to  2.10%  21.66%to   22.52%
        2002                                       27  $7.13to  $7.19       190      0.00%  1.40%to  2.10% -32.14%to  -31.67%
        2001(2)                                    16 $10.52to $10.53       171      0.00%  1.40%to  1.49%   5.26%to    5.27%
     USAZ Dreyfus Premier Small Cap Value
     Fund
        2005                                      120 $12.02to $12.28     1,444      0.00%  1.65%to  2.75%   0.59%to    1.70%
        2004(5)                                    39 $11.95to $12.04       471      0.00%  1.65%to  2.75%  18.80%to   19.67%


                                       108

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005



7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                      For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     USAZ Franklin Small Cap Value Fund
        2005                                      242 $15.72to $16.25     3,831      0.59%  1.49%to  2.75%   4.14%to    5.45%
        2004                                      100 $15.09to $15.41     1,519      0.00%  1.49%to  2.75%  19.75%to   21.27%
        2003(4)                                    21 $12.66to $12.71       262      0.88%  1.49%to  2.10%  26.59%to   27.10%
     USAZ Fusion Balanced Fund
        2005(6)                                   157 $10.53to $10.61     1,658      0.00%  1.49%to  2.75%   5.36%to    6.25%
     USAZ Fusion Growth Fund
        2005(6)                                   448 $11.00to $11.10     4,941      0.00%  1.49%to  2.75%  10.07%to   11.00%
     USAZ Fusion Moderate Fund
        2005(6)                                   590 $10.71to $10.79     6,334      0.00%  1.49%to  2.75%   7.13%to    8.03%
     USAZ Jennison 20/20 Focus Fund
        2005(6)                                    76 $12.14to $12.24       926      0.25%  1.49%to  2.75%  21.38%to   22.40%
     USAZ Jennison Growth Fund
        2005(6)                                    28 $11.86to $11.96       331      0.00%  1.49%to  2.75%  18.62%to   19.61%
     USAZ Legg Mason Growth Fund
        2005                                       67 $11.28to $11.82       761      0.00%  1.49%to  2.75%   8.05%to    9.42%
        2004                                       29 $10.44to $10.80       306      0.00%  1.49%to  2.75%   5.14%to    6.47%
        2003                                        7 $10.04to $10.14        66      0.00%  1.49%to  2.10%  33.65%to   34.46%
        2002(3)                                     5  $7.51to  $7.54        41      0.00%  1.49%to  2.10% -24.86%to  -24.56%
     USAZ Legg Mason Value Fund
        2005                                      372 $11.33to $11.98     4,284      0.00%  1.40%to  2.75%   3.39%to    4.79%
        2004                                      123 $10.95to $11.43     1,367      0.42%  1.40%to  2.75%  12.02%to   13.55%
        2003                                       42  $9.92to $10.07       418      1.56%  1.40%to  2.10%  23.27%to   24.14%
        2002                                       13  $8.05to  $8.11       108      1.45%  1.40%to  2.10% -20.57%to  -20.01%
        2001(2)                                     4 $10.14to $10.14        39      0.00%  1.40%to  1.49%   1.40%to    1.41%
     USAZ Money Market Fund
        2005                                    1,485  $9.39to $10.40    14,627      2.61%  1.40%to  2.75%  -0.20%to    1.15%
        2004                                      679  $9.41to $10.29     6,670      0.74%  1.40%to  2.75%  -2.06%to   -0.73%
        2003                                      491  $9.79to $10.37     4,897      0.32%  1.40%to  2.10%  -1.74%to   -1.05%
        2002                                      189  $9.97to $10.49     1,938      0.84%  1.40%to  2.10%  -1.25%to   -0.56%
        2001                                      132 $10.16to $10.56     1,372      2.44%  1.40%to  1.49%   1.50%to    1.59%


                                       109

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                      For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     USAZ OCC Renaissance Fund
        2005                                      390 $12.94to $13.69     5,129      0.00%  1.40%to  2.75%  -6.10%to   -4.82%
        2004                                      309 $13.78to $14.38     4,332      0.00%  1.40%to  2.75%  11.63%to   13.15%
        2003                                      118 $12.52to $12.71     1,497      0.00%  1.40%to  2.10%  55.36%to   56.46%
        2002                                       65  $8.06to  $8.12       534      0.00%  1.40%to  2.10% -26.64%to  -26.12%
        2001(2)                                    24 $10.99to $11.00       260      0.00%  1.40%to  1.49%   9.95%to    9.97%
     USAZ OCC Value Fund
        2005                                      405 $12.75to $13.49     5,265      0.26%  1.40%to  2.75%  -0.11%to    1.24%
        2004                                      294 $12.77to $13.33     3,826      0.17%  1.40%to  2.75%  13.35%to   14.90%
        2003                                       88 $11.42to $11.60     1,010      0.89%  1.40%to  2.10%  42.19%to   43.19%
        2002                                       21  $8.03to  $8.10       166      0.85%  1.40%to  2.10% -26.46%to  -25.95%
        2001(2)                                     3 $10.94to $10.94        28      0.00%  1.40%to  1.49%   9.38%to    9.39%
     USAZ Oppenheimer Emerging Growth Fund
        2005                                      156 $13.42to $14.05     2,113      0.00%  1.49%to  2.75%   2.24%to    3.53%
        2004                                      117 $13.12to $13.57     1,548      0.00%  1.49%to  2.75%   4.83%to    6.17%
        2003(4)                                    14 $12.66to $12.79       184      0.00%  1.49%to  2.10%  58.66%to   59.64%
     USAZ Oppenheimer Emerging
     Technologies Fund
        2005                                       98  $7.73to  $8.18       779      0.00%  1.40%to  2.75%  -2.02%to   -0.69%
        2004                                       78  $7.89to  $8.24       631      0.00%  1.40%to  2.75%  -6.93%to   -5.66%
        2003                                       53  $8.60to  $8.73       456      0.00%  1.40%to  2.10%  39.01%to   39.98%
        2002                                       16  $6.19to  $6.24        94      0.00%  1.40%to  2.10% -42.36%to  -41.95%
        2001(2)                                     6 $10.74to $10.75        67      0.00%  1.40%to  1.49%   7.45%to    7.47%
     USAZ Oppenheimer Global Fund
        2005                                      317 $12.46to $12.72     3,956      0.00%  1.65%to  2.75%   9.57%to   10.78%
        2004(5)                                   130 $11.37to $11.45     1,482      0.00%  1.65%to  2.75%  13.71%to   14.54%
     USAZ Oppenheimer International Growth
     Fund
        2005                                      102 $13.76to $14.56     1,420      0.00%  1.49%to  2.75%  11.09%to   12.49%
        2004                                       30 $12.39to $12.89       378      0.65%  1.49%to  2.75%  11.37%to   12.79%
        2003                                        4 $11.33to $11.43        50      0.00%  1.49%to  1.90%  31.26%to   31.80%
        2002(3)                                     -  $8.61to  $8.68         2      0.00%  1.40%to  2.10% -15.69%to  -15.10%
     USAZ Oppenheimer Main Street Fund
        2005                                      323 $10.94to $11.17     3,552      0.00%  1.49%to  2.75%   2.60%to    3.90%
        2004(5)                                   195 $10.66to $10.75     2,088      0.98%  1.49%to  2.75%   6.64%to    7.54%

                                       110

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                      For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
USAZ Salomon Brothers Large Cap Growth
Fund
   2005                                       309$10.42 to $10.91    3,260       0.34% 1.49% to  2.75%  6.73% to   8.08%
   2004                                       162 $9.76 to $10.10    1,604       0.00% 1.49% to  2.75%  1.53% to   2.83%
   2003                                        32 $9.72 to  $9.82      313       0.00% 1.49% to  2.10% 21.80% to  22.55%
   2002(3)                                      - $7.98 to  $8.01        1       0.00% 1.49% to  2.10%-20.21% to -19.88%
USAZ Salomon Brothers Small Cap Growth
Fund
   2005(6)                                     27$11.02 to $11.10      299       0.00% 1.49% to  2.75% 10.27% to  11.20%
USAZ Van Kampen Aggressive Growth Fund
   2005                                       101 $8.41 to  $8.96      871       0.00% 1.40% to  2.75%  7.95% to   9.41%
   2004                                        77 $7.79 to  $8.19      611       0.00% 1.40% to  2.75% 11.21% to  12.73%
   2003                                        32 $7.13 to  $7.26      233       0.00% 1.40% to  2.10% 34.73% to  35.68%
   2002                                        14 $5.29 to  $5.35       76       0.00% 1.40% to  2.10%-33.75% to -33.29%
   2001(1)                                      6 $8.02 to  $8.02       50       0.00% 1.40% to  1.49%-19.80% to -19.75%
USAZ Van Kampen Comstock Fund
   2005                                       388$10.57 to $11.25    4,185       0.43% 1.40% to  2.75%  1.11% to   2.48%
   2004                                       248$10.45 to $10.98    2,647       0.44% 1.40% to  2.75% 13.93% to  15.48%
   2003                                        66 $9.33 to  $9.51      620       1.10% 1.40% to  2.10% 27.82% to  28.72%
   2002                                        31 $7.30 to  $7.39      229       1.09% 1.40% to  2.10%-21.54% to -20.99%
   2001(1)                                     15 $9.34 to  $9.35      143       0.00% 1.40% to  1.49% -6.56% to  -6.51%
USAZ Van Kampen Emerging Growth Fund
   2005                                       173 $7.96 to  $8.48    1,407       0.00% 1.40% to  2.75%  4.33% to   5.74%
   2004                                       140 $7.63 to  $8.02    1,091       0.00% 1.40% to  2.75%  3.93% to   5.35%
   2003                                        51 $7.47 to  $7.61      383       0.00% 1.40% to  2.10% 23.97% to  24.84%
   2002                                        25 $6.02 to  $6.10      149       0.00% 1.40% to  2.10%-33.73% to -33.26%
   2001(1)                                      4 $9.13 to  $9.13       34       0.00% 1.40% to  1.49% -8.71% to  -8.66%
USAZ Van Kampen Equity and Income Fund
   2005                                       105$11.13 to $11.33    1,170       0.00% 1.90% to  2.75%  3.86% to   4.75%
   2004(5)                                     26$10.71 to $10.77      274       0.91% 1.90% to  2.75%  7.15% to   7.75%
USAZ Van Kampen Global Franchise Fund
   2005                                       196$14.42 to $14.92    2,844       0.00% 1.49% to  2.75%  8.62% to  10.00%
   2004                                        58$13.28 to $13.56      772       0.00% 1.49% to  2.75%  9.15% to  10.54%
   2003(4)                                      5$12.22 to $12.27       58       0.00% 1.49% to  2.10% 22.17% to  22.67%


                                       111

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005

7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 is as follows:

                                                                                       For the year ended December 31
                                           -----------------------------------------------------------------------------------
                                              Units      Unit Fair    Net Assets  Investment  Expense Ratio    Total Return
                                            Outstanding  Value lowest               Income      lowest to        lowest to
                                                         to highest                 Ratio*      highest**       highest***
     USAZ Van Kampen Growth and Income Fund
        2005                                      324 $11.60to $12.35     3,839      0.38%  1.40%to  2.75%   6.28%to    7.72%
        2004                                      187 $10.91to $11.47     2,091      0.36%  1.40%to  2.75%  10.72%to   12.23%
        2003                                       93 $10.03to $10.22       944      1.15%  1.40%to  2.10%  24.81%to   25.69%
        2002                                       19  $8.04to  $8.13       153      1.06%  1.40%to  2.10% -16.48%to  -15.89%
        2001(1)                                     4  $9.66to  $9.67        40      0.00%  1.40%to  1.49%  -3.38%to   -3.32%
     USAZ Van Kampen Mid Cap Growth Fund
        2005                                      201 $11.72to $12.48     2,404      0.00%  1.40%to  2.75%  14.36%to   15.91%
        2004                                      117 $10.25to $10.77     1,225      0.00%  1.40%to  2.75%  17.94%to   19.54%
        2003                                       27  $8.84to  $9.01       240      0.00%  1.40%to  2.10%  25.76%to   26.65%
        2002                                       18  $7.03to  $7.11       135      0.00%  1.40%to  2.10% -25.82%to  -25.30%
        2001(1)                                     4  $9.51to  $9.52        36      0.00%  1.40%to  1.49%  -4.85%to   -4.80%
     Van Kampen LIT Emerging Growth
     Portfolio
        2005                                        2  $7.61to  $7.64        12      0.00%  1.40%to  1.49%   6.05%to    6.15%
        2004                                        2  $7.18to  $7.20        14      0.00%  1.40%to  1.49%   5.19%to    5.29%
        2003                                        2  $6.82to  $6.84        16      0.00%  1.40%to  1.49%  25.16%to   25.27%
        2002                                        5  $5.45to  $5.46        26      0.00%  1.40%to  1.49% -33.65%to  -33.59%
        2001(1)                                     8  $8.21to  $8.22        66      0.00%  1.40%to  1.49% -18.60%to  -18.55%
     Van Kampen LIT Growth and Income
     Portfolio
        2005                                        1 $14.49to $14.49        13      0.00%  1.49%to  1.49%   8.36%to    8.36%
        2004                                        1 $13.37to $13.37        12      0.00%  1.49%to  1.49%  12.68%to   12.68%
        2003                                        1 $11.87to $11.87        10      0.00%  1.49%to  1.49%  26.14%to   26.14%
        2002                                        2  $9.41to  $9.41        21      0.00%  1.49%to  1.49% -15.77%to  -15.77%
        2001                                        2 $11.17to $11.17        25      0.00%  1.49%to  1.49%  -2.66%to   -2.66%


ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
Notes to the Financial Statements (CONTINUED)
December 31, 2005


7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk and administrative charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

     ** These ratios represent the annualized contract expenses of the separate account, consisting of mortality and expense risk and administrative charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

     *** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect contract expenses of the separate account. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

1.   Period from May 1, 2001 (fund commencement) to December 31, 2001
2.   Period from November 5, 2001 (fund commencement) to December 31, 2001
3.   Period from May 1, 2002 (fund commencement) to December 31, 2002
4.   Period from May 1, 2003 (fund commencement) to December 31, 2003
5.   Period from May 3, 2004 (fund commencement) to December 31, 2004
6.   Period from May 2, 2005 (fund commencement) to December 31, 2005


                                       113



                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK


                              Financial Statements


                           December 31, 2005 and 2004


     (With Report of Independent Registered Public Accounting Firm Thereon)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors
Allianz Life Insurance Company of New York:

We have audited the accompanying balance sheets of Allianz Life Insurance Company of New York (the Company) as of December 31, 2005 and 2004, and the related statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Life Insurance Company of New York as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.




Minneapolis, Minnesota
April 18, 2006


                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                                 Balance Sheets

                           December 31, 2005 and 2004
                        (in thousands, except share data)




                                      Assets                                2005              2004
--------------------------------------------------------------------------------------------------------
Investments:
      Fixed-maturity securities, at fair value                        $       248,136           165,506
      Short-term securities                                                     6,890             5,382
      Equity securities, at fair value                                          1,079             1,082
      Securities held under agreements
          to repurchase, at fair value                                            879                 -
      Policy loans                                                                 34                78
--------------------------------------------------------------------------------------------------------
                Total investments                                             257,018           172,048

Cash                                                                            5,606             3,591
Accrued investment income                                                       2,895             1,886
Receivables (net of allowance for uncollectible
      accounts of $0 in 2005 and 2004)                                          1,637             1,580
Reinsurance recoverable:
      Recoverable on policyholder liabilities                                   5,133             4,469
      Receivable on policyholder liabilities                                      148                 6
Deferred acquisition costs                                                     25,101            17,383
Deferred sales inducements                                                      6,878             4,396
Receivable from parent and affiliates                                             462                 -
Other assets                                                                       95                63
--------------------------------------------------------------------------------------------------------
                Assets, exclusive of separate account assets                  304,973           205,422

Separate account assets                                                       441,189           381,768
--------------------------------------------------------------------------------------------------------
                Total assets                                          $       746,162           587,190
--------------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.
                                        2

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                                 Balance Sheets

                           December 31, 2005 and 2004
                        (in thousands, except share data)



           Liabilities and Stockholder's Equity                                   2005                2004
-----------------------------------------------------------------------------------------------------------

Policyholder liabilities:
      Policy and contract account balances                             $       205,831             110,564
      Policy and contract claims                                                16,683              14,045
      Future policy benefit reserves                                             4,143               3,848
      Other policyholder funds                                                   2,945                 935
      Unearned premiums                                                            107                  95
-----------------------------------------------------------------------------------------------------------
                Total policyholder liabilities                                 229,709             129,487

Amounts drawn in excess of bank balances                                         3,633               1,481
Income tax payable to affiliate                                                  1,592               2,020
Deferred income taxes                                                            1,306               3,681
Securities held under agreements to repurchase                                     878                   -
Payable to parent and affiliates                                                     -               1,431
Other liabilities                                                                1,093               1,046
-----------------------------------------------------------------------------------------------------------
                Liabilities, exclusive of separate account liabilities         238,211             139,146
      Separate account liabilities                                             441,189             381,768
-----------------------------------------------------------------------------------------------------------
                Total liabilities                                              679,400             520,914
-----------------------------------------------------------------------------------------------------------

Commitments and contingencies
-----------------------------------------------------------------------------------------------------------

Stockholder's equity:
      Common stock, $10 par value; 200,000 shares
           authorized, issued, and outstanding at
           December 31, 2005 and 2004                                            2,000               2,000
      Additional paid-in capital                                                15,500              15,500
      Retained earnings                                                         47,881              44,999
      Accumulated other comprehensive income                                     1,381               3,777
-----------------------------------------------------------------------------------------------------------
                Total stockholder's equity                                      66,762              66,276

-----------------------------------------------------------------------------------------------------------
                Total liabilities and stockholder's equity             $       746,162             587,190
-----------------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                            Statements of Operations

                  Years Ended December 31, 2005, 2004, and 2003
                                 (in thousands)


                                                                   2005             2004             2003
--------------------------------------------------------------------------------------------------------------
Revenue:
      Life insurance premiums                                $        2,086            2,247            2,352
      Annuity considerations and policy fees                          8,110            5,851            4,955
      Accident and health premiums                                   18,701           15,778           17,748
--------------------------------------------------------------------------------------------------------------
               Total premiums and considerations                     28,897           23,876           25,055

      Premiums ceded                                                  8,095            7,448            9,310
--------------------------------------------------------------------------------------------------------------
               Net premiums and considerations                       20,802           16,428           15,745

      Investment income, net                                          9,930            8,280            6,500
      Realized investment gains, net                                     23              662              705
      Other                                                             462              360              342
--------------------------------------------------------------------------------------------------------------
               Total revenue                                         31,217           25,730           23,292
--------------------------------------------------------------------------------------------------------------

Benefits and expenses:
      Life insurance benefits                                         1,171             (111)           1,335
      Annuity benefits                                                6,915            2,811            7,761
      Accident and health insurance benefits                         13,956            6,900           11,641
--------------------------------------------------------------------------------------------------------------
               Total benefits                                        22,042            9,600           20,737
                                                                      5,493                -                -
      Benefit recoveries                                              5,493            1,560            4,489
--------------------------------------------------------------------------------------------------------------
               Net benefits                                          16,549            8,040           16,248

      Commissions and other agent compensation                        9,349            5,052            5,224
      General and administrative expenses, affiliated                 8,202            6,011            8,312
      General and administrative expenses, non-affiliated             1,223              682              992
      Taxes, licenses, and fees                                         491              212              977
      Change in deferred acquisition costs, net                      (7,833)          (3,032)            (846)
--------------------------------------------------------------------------------------------------------------
               Total benefits and expenses                           27,981           16,965           30,907
--------------------------------------------------------------------------------------------------------------

               Income (loss) from operations before
                    income taxes                                      3,236            8,765           (7,615)
--------------------------------------------------------------------------------------------------------------

Income tax expense (benefit):
      Current                                                         1,439            1,869             (591)
      Deferred                                                       (1,085)             662           (2,197)
--------------------------------------------------------------------------------------------------------------
               Total income tax expense (benefit)                       354            2,531           (2,788)
--------------------------------------------------------------------------------------------------------------
               Net income (loss)                             $        2,882            6,234           (4,827)
--------------------------------------------------------------------------------------------------------------




See accompanying notes to financial statements.
                                        4


                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                    Statements of Comprehensive Income (Loss)

                  Years Ended December 31, 2005, 2004, and 2003
                                 (in thousands)


                                                                      2005          2004              2003
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 $    2,882         6,234            (4,827)
--------------------------------------------------------------------------------------------------------------

Other comprehensive income (loss):
  Unrealized (losses) gains on fixed-maturity and equity securities:
     Unrealized holding (losses) gains arising during the period, net of effect of shadow adjustments of $224 in 2005 and
       net of tax (benefit) expense of $(1,282), $667, and $(12) in
       2005, 2004, and 2003, respectively                              (2,381)       1,239              (21)
     Reclassification adjustment for realized gains
       included in net income, net of tax benefit of $7,
       $232, and $247 in 2005, 2004, and 2003, respectively               (15)        (430)            (458)
--------------------------------------------------------------------------------------------------------------
                     Total other comprehensive (loss) income           (2,396)         809             (479)
--------------------------------------------------------------------------------------------------------------
                     Total comprehensive income (loss)            $       486        7,043            (5,306)
--------------------------------------------------------------------------------------------------------------




 See accompanying notes to financial statements.
                                        5


                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                       Statements of Stockholder's Equity

                  Years Ended December 31, 2005, 2004, and 2003
                                 (in thousands)


                                                                  2005           2004            2003
---------------------------------------------------------------------------------------------------------

Common stock:
      Balance at beginning and end of year                 $        2,000           2,000          2,000
---------------------------------------------------------------------------------------------------------

Additional paid-in capital:
      Balance at beginning and end of year                         15,500          15,500         15,500
---------------------------------------------------------------------------------------------------------

Retained earnings:
      Balance at beginning of year                                 44,999          38,765         43,592
      Net income (loss)                                             2,882           6,234         (4,827)
---------------------------------------------------------------------------------------------------------
      Balance at end of year                                       47,881          44,999         38,765
---------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income:
      Balance at beginning of year                                  3,777           2,968          3,447
      Net unrealized (loss) gain on investments during
          the year, net of shadow adjustments
          and deferred federal income taxes                        (2,396)            809           (479)
---------------------------------------------------------------------------------------------------------
      Balance at end of year                                        1,381           3,777          2,968
---------------------------------------------------------------------------------------------------------

                    Total stockholder's equity             $       66,762          66,276         59,233
---------------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.
                                        6

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                            Statements of Cash Flows

                  Years Ended December 31, 2005, 2004, and 2003
                                 (in thousands)

                                                                              2005            2004            2003
-----------------------------------------------------------------------------------------------------------------------

Cash flows provided by operating activities:
      Net income (loss)                                                 $        2,882           6,234          (4,827)
-----------------------------------------------------------------------------------------------------------------------

      Adjustments to reconcile net income (loss) to net
         cash (used in) provided by operating activities:
          Realized investment gains                                                (23)           (662)           (705)
          Unrealized loss on annuity-related reserves                               42               -               -
          Deferred federal income tax (benefit) expense                         (1,085)            662          (2,197)
          Charges to policy account balances                                       (19)            331             (98)
          Interest credited to policy account balances                           5,193           4,350           4,920
          Depreciation and amortization                                            456             611             209
          Change in:
               Receivables and other assets                                     (1,098)           (335)           (337)
               Reinsurance recoverable                                            (806)          3,994              63
               Deferred acquisition costs                                       (7,833)         (3,032)           (846)
               Deferred sales inducements                                       (2,591)         (4,396)              -
               Future benefit reserves                                             295          (9,786)          8,194
               Policy and contract claims                                        2,638          (5,857)          4,908
               Unearned premiums                                                    12               4             (88)
               Other policyholder funds                                          2,010             441             440
               Reinsurance payable                                                 429             (52)            (52)
               Accrued expenses and other liabilities                             (265)           (333)            370
               Commissions due and accrued                                        (117)             43            (101)
               Current tax (recoverable) payable                                  (428)          2,810          (1,667)
               (Receivable) payable (from) to parent                            (1,893)          2,194          (1,262)
-----------------------------------------------------------------------------------------------------------------------
                         Total adjustments                                      (5,083)         (9,013)         11,751
-----------------------------------------------------------------------------------------------------------------------

               Net cash (used in) provided by operating activities              (2,201)         (2,779)          6,924
-----------------------------------------------------------------------------------------------------------------------

Cash flows used in investing activities:
      Purchase of fixed-maturity securities                                   (130,395)        (66,688)       (115,500)
      Purchase of equity securities                                               (150)            (45)            (26)
      Sale and redemption of fixed-maturity securities                          43,001          39,076          57,012
      Sale of equity securities, tax free exchanges, and spin-offs                 143              61              23
      Change in securities held under agreements to
          repurchase                                                               878               -          (3,135)
      Net change in short-term securities                                       (1,508)         15,132          (6,889)
      Other, net                                                                    44             (60)             (4)
-----------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                    (87,987)        (12,524)        (68,519)
-----------------------------------------------------------------------------------------------------------------------

Cash flows provided by financing activities:
      Policyholders' deposits to account balances                              101,145          17,437          68,824
      Policyholders' withdrawals from account balances                         (10,453)          1,969          (4,749)
      Policyholders' net transfers between account balances                       (641)         (3,688)         (6,456)
      Change in amounts drawn in excess of bank balances                         2,152            (191)             55
-----------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                 92,203          15,527          57,674
-----------------------------------------------------------------------------------------------------------------------

               Net change in cash                                                2,015             224          (3,921)

Cash at beginning of year                                                        3,591           3,367           7,288
-----------------------------------------------------------------------------------------------------------------------

Cash at end of year                                                    $         5,606           3,591           3,367
-----------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

(1)   ORGANIZATION

     Allianz Life Insurance Company of New York (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz
     Life) which, in turn, is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz Aktiengesellschaft Holding (Allianz AG), a Federal Republic of Germany company. See note 11 to these financial statements for further information.

     The Company is a life insurance company licensed to sell annuity, group accident and health, and group life policies in six states and the District of Columbia. Based on 2005 statutory net premium, 93%, 6%, and 1% of the Company's business is annuity, accident and health, and life, respectively. The annuity business consists of equity-indexed, variable and five-year deferral annuities representing 50%, 44%, and 6% of 2005 statutory net premium, respectively. Accident and health business is comprised of HMO reinsurance, stop loss, and provider excess. Life business is comprised of both traditional and group life and consists principally of term insurance policies. The Company's primary distribution channels are through independent agents and third-party marketing organizations.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which vary in certain respects from accounting practices prescribed or permitted by state insurance regulatory authorities.

     The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates, capital markets, and asset valuations, could cause actual results to differ from the estimates used in the financial statements. Such changes in estimates are recorded in the period they are determined.

     NONTRADITIONAL AND ANNUITY BUSINESS

     Nontraditional and interest-sensitive contracts that have significant mortality or morbidity risk are accounted for in accordance with the retrospective deposit method. Interest-sensitive contracts that do not have significant mortality or morbidity risk are accounted for in a manner consistent with interest-bearing financial instruments. For both types of contracts, premium receipts are reported as deposits to the contractholders' accounts, while revenues consist of amounts assessed against contractholders, including surrender charges and earned administrative service fees. The timing of revenue recognition, as it relates to fees assessed on nontraditional and interest-sensitive contracts is determined based on the nature of such fees. Asset fees, cost of insurance, and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Mortality or morbidity charges are also accounted for as revenue on those contracts containing mortality or morbidity risk. Benefits consist of interest credited to contractholders' accounts and claims or benefits incurred in excess of the contractholders' account balance and are included in annuity benefits on the Statements of Operations. The change in fair value of embedded derivatives in equity-indexed products is included in net investment income.
                                      8                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     LIFE AND ACCIDENT AND HEALTH INSURANCE

     Premiums on traditional life products are recognized as earned when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by establishing provisions for future policy benefits and deferring and amortizing related acquisition costs.

     Accident and health premiums are recognized as earned on a pro-rata basis over the risk coverage periods. Benefits and expenses are recognized as incurred.

     DEFERRED ACQUISITION COSTS

     Acquisition costs, consisting of commissions and other costs that vary with and are primarily related to production of new business, are deferred to the extent recoverable from future policy revenues and gross profits. For interest-sensitive products and variable annuity contracts, acquisition costs are amortized in relation to the present value of expected future gross profits from investment margins and mortality, morbidity, and expense charges. Acquisition costs for accident and health insurance policies are deferred and amortized over the lives of the policies in the same manner as premiums are earned. For traditional life and group life products, such costs are amortized over the projected earnings pattern of the related policies using the same actuarial assumptions used in computing future policy benefit reserves. Deferred acquisition costs (DAC) are periodically reviewed for recoverability and adjusted when necessary.

     Adjustments to DAC are made to reflect the corresponding impact on the present value of expected future gross profits from unrealized gains and losses on available-for-sale investments used to support policyholder liabilities (commonly known as shadow DAC). These adjustments are included in accumulated other comprehensive income and are explained further in the Investments section of this note.

     Changes in assumptions can have an impact on the amount of DAC reported for annuity and life insurance products and their related amortization patterns. In the event experience differs from assumptions or assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense (DAC unlocking). In general, increases in the estimated investment spreads and fees result in increased expected future profitability and may lower the rate of DAC amortization, while increases in lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

     The Company formally evaluates the appropriateness of the best-estimate assumptions on an annual basis. If the economic environment or policyholder behavior changes quickly and substantially, assumptions will be reviewed more frequently to affirm best estimates. Any resulting DAC unlocking is reflected currently in the Statements of Operations.

     Adjustments may also be made to the estimated gross profits related to DAC that correspond with deferred annuities for investment activity, such as bond defaults on fixed-maturity securities, write-downs on other than temporarily impaired fixed-maturity securities, and trading gains and losses. Management action may include assumption changes in the DAC models, such as adjustments to expected future gross profits used, as well as policyholder changes, such as credited rate or cap changes. This approach applies to fixed-maturity securities purchased as investment grade only and not noninvestment grade items that were purchased with other yield considerations.

     DEFERRED SALES INDUCEMENTS

     Sales inducements are product features that enhance the investment yield to the contractholder on the contract. The Company offers two types of sales inducements on certain annuity contracts. The first type, an immediate

                                      9                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     bonus, increases the account value at inception, and the second type, a persistency bonus, increases the account value at the end of a specified period.

     Sales inducements are deferred as paid or credited to contract holders. Deferred sales inducements (DSI) are amortized over the expected life of the contract in a manner similar to DAC and are reviewed annually for recoverability. Changes in sales inducements are recorded in annuity benefits in the Statements of Operations. DSI related to an immediate bonus are shown as a reduction of premium within annuity considerations on the Statements of Operations

     Adjustments to DSI are made to reflect the corresponding impact on the present value of expected future gross profits from unrealized gains and losses on available-for-sale investments used to support policyholder liabilities (commonly known as shadow DSI). These adjustments are included in accumulated other comprehensive income and are explained further in the Investments section of this note.

     Adjustments may also be made to DSI related to deferred annuities for investment activity, such as bond defaults on fixed-maturity securities, write-downs on other than temporarily impaired fixed-maturity securities, and trading gains and losses. Management action may include assumption changes in the DAC models, such as adjustments to expected future gross profits used, as well as policyholder changes, such as credited rate changes. This approach applies to fixed-maturity securities purchased as investment grade only and not noninvestment grade items that were purchased with other yield considerations.

     FUTURE POLICY BENEFIT RESERVES

     Future policy benefit reserves on traditional life products are computed by the net level-premium method based upon estimated future investment yield, mortality, and withdrawal assumptions, commensurate with the Company's experience, modified as necessary to reflect anticipated trends, including possible unfavorable deviations. Most life reserve interest assumptions range from 4.5% to 6.0%.

     POLICY AND CONTRACT ACCOUNT BALANCES

     Policy and contract account balances for interest-sensitive products, which include fixed deferred annuities, are generally carried at accumulated contract values. For equity-indexed products, the policyholder obligation is divided into two parts - one part representing the value of the underlying base contract (host contract) and the second part representing the fair value of the expected index benefit over the life of the contract. The index benefit is valued at fair value using current capital market assumptions, along with estimates of future policyholder behavior. The host contract is valued using principles consistent with similar deferred annuity contracts without an index benefit. The fair value determination of the index benefit is sensitive to the economic market and interest rate environment, as it is discounted at current market interest rates. There is volatility in this liability due to these external market sensitivities.

     Certain equity-indexed annuity products provide for additional benefits payable upon annuitization. An additional liability is established using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC.

     Policy and contract account balances for variable annuity products are carried at accumulated contract values. Any additional reserves for any death and income benefits that may exceed the accumulated contract values are established using capital market assumptions along with estimates of future policyholder behavior.

                                     10                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)


     POLICY AND CONTRACT CLAIMS

     Policy and contract claims include the liability for claims reported but not yet paid, claims incurred but not yet reported (IBNR), and claim settlement expenses as of December 31. Development methods are typically used in the determination of IBNR. In cases of limited experience or lack of credible claims data, loss ratios are used to determine an appropriate IBNR. Claim and IBNR liabilities of a short-term nature are not discounted, but those claim liabilities resulting from disability income benefits include interest and mortality discounting.

     REINSURANCE

     The Company assumes and cedes business with other insurers. Reinsurance premium and benefits paid or provided are accounted for consistently with the basis used in accounting for original policies issued and the terms of the reinsurance contracts. Insurance liabilities are reported before the effects of reinsurance. Future policy benefit reserves, policy and contract account balances, and unpaid claims covered under reinsurance contracts are recorded as a reinsurance recoverable. Amounts paid or deemed to have been paid for claims covered by reinsurance contracts are recorded as a reinsurance receivable. Reinsurance recoverables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts. Amounts due to other insurers on assumed business is recorded as a reinsurance payable.

     INVESTMENTS

     The Company classifies certain fixed-maturity and equity securities as "available-for-sale," and accordingly, the securities are carried at fair value, and related unrealized gains and losses, net, are credited or charged directly to accumulated other comprehensive income in stockholder's equity. Securities held under repurchase agreements and forward commitments are also carried at fair value. Mortgage-backed securities and structured securities are amortized using anticipated prepayments and are accounted for using the retrospective method. Prepayment assumptions for loan-backed securities are obtained from various external sources or internal estimates. Premiums or discounts on fixed-maturity securities are amortized using the constant yield method. Short-term securities, which include certificates of deposit, are carried at amortized cost. Policy loans are reflected at their unpaid principal balances.

     For mortgage-backed securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income.

     Realized gains and losses are computed based on the specific-identification method. Sale lots with the highest cost basis on the trade date are sold first. The Company adjusts DAC and DSI for unrealized gains and losses on available-for-sale investments that support policyholder liabilities. Changes in the fair value of available-for-sale investments are reflected as a direct charge or credit to accumulated other comprehensive income in stockholder's equity, net of related shadow adjustments for DAC, DSI, and deferred taxes that would have been recorded if these investments had been sold as of the balance sheet date.

     The Company reviews the entire investment portfolio each quarter to determine whether or not declines in fair value are other than temporary. Prior to 2005, equity securities that had a fair value at least 20% below average cost for at least six months were considered other than temporarily impaired. Fixed-income securities meeting the same criteria were also reviewed for possible impairment. Effective in 2005, the Company changed the policy so that equity securities that have a fair value of at least 20% below average cost at the end of a quarter or are in an unrealized loss position for nine consecutive months are considered other than temporarily impaired. However, other factors, including market analysis, current events, and management's judgment, are also used to determine whether equity securities are considered other than temporarily impaired, and may result in an equity security being impaired. Once an equity security is deemed impaired, the Company limits its outlook for fair

                                     11                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)


     value recovery and intent to hold to one quarterly reporting period. Fixed-income securities meeting the 20% below average cost criteria are also reviewed for possible impairment. However, factors in addition to average cost and fair value, including credit quality, market analysis, current events, and management's judgment, are also used to determine whether fixed-income securities are considered other than temporarily impaired.

     Impairments in the value of securities held by the Company, considered to be other than temporary, are recorded as a reduction of the cost of the security, and a corresponding realized loss is recognized in the Statements of Operations. The Company may adjust DAC and DSI for impairments on fixed-maturity securities, as discussed in their respective sections of this note.

     Dividends are accrued on the date they are declared. Interest is accrued as earned.

     As of December 31, 2005 and 2004, investments with a carrying value of $1,702 and $1,779, respectively, were pledged to the New York Superintendent of Insurance, as required by statutory regulation.

     SECURITIES HELD UNDER FORWARD COMMITMENT CONTRACTS

     Forward commitment contracts are accounted for under the guidance prescribed by Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS No. 149, AN AMENDMENT OF STATEMENT NO. 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. Under this guidance, forward commitment contracts entered into with the intention of taking possession at the first opportunity are allowed "regular way" treatment and may be excluded from derivative accounting treatment. These standards are explained further in the Recently Issued Accounting Pronouncements section of this note. As of December 31, 2005 and 2004, the Company did not have any outstanding commitments to purchase securities issued by the Federal National Mortgage Association (FNMA) on a "to-be- announced" (TBA) basis. However, the Company entered into commitments during 2005 and 2004 that had settled by year-end. The interest rate on these securities that were commitments during 2003 was 6.5%. The Company received income from commitments of this type totaling $0, $0, and $11 in 2005, 2004, and 2003, respectively, which is reported in net investment income on the Statements of Operations.

     SECURITIES HELD UNDER AGREEMENTS TO REPURCHASE

     The Company enters into mortgage-backed security reverse repurchase agreements ("dollar rolls") with certain securities dealers. Under this program, the Company identifies certain securities for delivery in the current month and simultaneously contracts with the same dealer to purchase similar, but not identical, securities on a specified future date. The Company gives up the right to receive principal and interest on the securities identified. As of December 31, 2005 and 2004, mortgage-backed securities underlying such agreements were carried at a fair value of $879 and $0, respectively. The Company carried a liability representing the funds received under these agreements of $878 and $0 in 2005 and 2004, respectively. The interest rate on these securities ranged from 5.0% to 6.5% in both 2005 and 2004 and 5.0% to 6.0% in 2003. Funds received upon the initial agreement are reinvested. The Company received net investment income from transactions of this type totaling $52, $75, and $117 in 2005, 2004, and 2003, respectively, which is reported in net investment income on the Statements of Operations.

     RECEIVABLES

     Receivable balances (contractual amount less allowance for doubtful accounts) approximate estimated fair values. This is based on pertinent information available to management as of year-end, including the financial condition and creditworthiness of the parties underlying the receivables. Receivable balances are monitored and allowances for doubtful accounts are maintained based on the nature of the receivable.


                                     12                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)


     INCOME TAXES

     The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the Balance Sheets. Any such change could significantly affect the amounts reported in the Statements of Operations. Management uses best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Quarterly, management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

     The Company utilizes the asset and liability method of accounting for income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized (see further discussion in note 10).

     The Company and the Company's parent, Allianz Life, file a consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to certain tax allocation elections under the Internal Revenue Code and its related regulations, and then reimbursement will be in accordance with an intercompany tax reimbursement arrangement. The Company generally will be paid for the tax benefit on its losses and any other tax attributes to the extent it could have obtained a benefit against its post-1990 separate return tax liability.

     SEPARATE ACCOUNTS

     The Company issues variable annuity and life contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company recognizes gains or losses on transfers from the general account to the separate accounts at fair value to the extent of contractholder interests in separate accounts, which are offset by changes in contractholder liabilities. The Company also issues variable annuity and life contracts through its separate accounts, where the Company provides certain contractual guarantees to the contractholder. These guarantees are in the form of a guaranteed minimum death benefit (GMDB) and a guaranteed minimum income benefit (GMIB). These guarantees provide for benefits that are payable to the contractholder in the event of death or annuitization.

     Separate account assets supporting variable annuity contracts represent funds for which investment income and investment gains and losses accrue directly to contractholders. Each fund has specific investment objectives, and the assets are carried at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets and liabilities are reported as summary totals on the Balance Sheets. Amounts charged to the contractholders for mortality and contract maintenance are included in annuity considerations on the Statements of Operations. Administrative and other services are included in fee and commission revenue on the Statements of Operations. Changes in the liabilities for minimum guarantees are included in annuity benefits on the Statements of Operations.

                                     13                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     The GMDB net amount at risk is defined as the guaranteed amount that would be paid upon death, less the current accumulated policyholder account value. The GMIB net amount at risk is defined as the current amount that would be needed to fund expected future guaranteed payments less the current policyholder account value, assuming that all benefit selections occur as of the valuation date.

     The GMDB provides a specified minimum return upon death. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract. The Company's GMDB options have the following definitions:

          o RETURN OF PREMIUM: Provides the greater of account value or total deposits made to the contract, less any partial withdrawals and assessments.
          o RESET: Provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to age 81) account value, adjusted for withdrawals.
          o RATCHET: Provides the greater of a return of premium death benefit or the highest specified "anniversary" account value (prior to age 81), adjusted for withdrawals. Currently, there are two versions of ratchet, with the difference based on the definition of anniversary: annual--evaluated annually, and six year--evaluated every sixth year.

     The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB types are:

          o RETURN OF PREMIUM: Provides the greater of account value or total deposits made to the contract, less any partial withdrawals and assessments.
          o RATCHET: Provides an annuitization value equal to the greater of account value, net premiums, or the highest one-year anniversary account value (prior to age 81), adjusted for withdrawals.
          o ROLLUP: Provides an annuitization value equal to the greater of account value and premiums, adjusted for withdrawals accumulated with a compound interest rate.

     Guaranteed minimums for the respective years ended December 31 are summarized as follows (note that the amounts listed are not mutually exclusive, as many products contain multiple guarantees):

                                                       2005                                          2004
                                      -------------------------------------------   ------------------------------------------
Guaranteed Minimum Death                Account       Net Amount      Weighted         Account      Net Amount     Weighted
   Benefits (GMDB)                       Value         at Risk           Age            Value         at Risk         Age
----------------------------------    -------------  -------------   ------------   --------------  ------------  ------------
   Return of premium                $      115,552              6        61.8     $        93,866             -         61.8
   Ratchet & return of premium             175,178          1,126        60.4             119,491         1,310         61.1
   Reset                                   230,033          1,676        69.4             252,653         2,747         68.7
                                      -------------  -------------                  --------------  ------------
          Total                     $      520,763          2,808                 $       466,010         4,057
                                      =============  =============                  ==============  ============

Guaranteed Minimum Income               Account       Net Amount      Weighted         Account      Net Amount     Weighted
   Benefits (GMIB)                       Value         at Risk           Age            Value         at Risk         Age
----------------------------------    -------------  -------------   ------------   --------------  ------------  ------------
   Return of premium                $        8,189              -        62.4     $         4,120             -          65.0
   Ratchet & rollup                        118,264             46        57.8              46,359             2          57.7
                                      -------------  -------------                  --------------  ------------
          Total                     $      126,453             46                 $        50,479             2
                                      =============  =============                  ==============  ============

    At December 31, 2005 and 2004, variable annuity account balances were invested in separate account funds with the following investment objectives. Balances are presented at fair value:

                                     14                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

         Investment Type                                        2005              2004
--------------------------------------------------------------------------     ------------
Mutual Funds:
    Bond                                                  $       65,416          69,719
    Domestic equity                                              191,611         166,240
    International equity                                          62,355          53,500
    Specialty                                                    100,057          77,664
                                                            --------------     ------------
       Total mutual fund                                         419,439         367,123
Money market funds                                                20,446          13,293
                                                            --------------     ------------
                        Total                             $      439,885         380,416
                                                            ==============     ============


The following table summarizes the liabilities for variable contract guarantees that are reflected in the general account and shown in future policy benefit reserves in the Balance Sheets:



                                                                 GMDB               GMIB         Totals
-------------------------------------------------------------------------------------------------------
Balance as of December 31, 2003                       $           1,091                 -        1,091
      Incurred guaranteed benefits                                 (625)               21         (604)
      Paid guaranteed benefits                                      (88)                -          (88)
                                                        -----------------------------------------------
Balance as of December 31, 2004                                     378                21          399
                                                        -----------------------------------------------
      Incurred guaranteed benefits                                  355               102          457
      Paid guaranteed benefits                                     (300)                -         (300)
                                                        -----------------------------------------------
Balance as of December 31, 2005                       $             433               123          157
                                                        ===============================================

     The GMDB and GMIB liabilities are determined each period by estimating the expected future claims in excess of the associated account balances. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to annuity benefits on the Statements of Operations, if actual experience or other evidence suggests that earlier assumptions should be revised.

     The following assumptions were used to determine the GMDB and GMIB liabilities as of December 31, 2005 and 2004:
     o    100 stochastically generated investment performance scenarios.
     o    Mean investment performance assumption was 7.96%.
     o    Volatility assumption was 13.69%.
     o    Mortality is assumed to be 80% of the 1994 MGDB Mortality Table.
     o Lapse rates vary by contract type and duration. Spike rates could approach 45%, with an ultimate rate around 15%.
     o GMIB contracts have dynamic lapse and benefit utilization assumptions. For example, if the contract is projected to have a large additional benefit, then it becomes more likely to elect the GMIB benefit and less likely to lapse.
     o Discount rates vary by contract type and are equal to an assumed long-term investment return (8.6%), less the applicable mortality and expense rate.

     PERMITTED STATUTORY ACCOUNTING PRACTICES

     The Company is required to file annual statements with insurance regulatory authorities, which are prepared on an accounting basis prescribed or permitted by such authorities. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company currently has no permitted practices.

                                     15                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, AN AMENDMENT OF STATEMENT NO. 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 further clarified the definition of a derivative and accounting for "regular way" securities trades. Adoption of this Statement did not have a material impact on the Financial Statements.

In July 2003, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS, which addresses insurance accounting for separate accounts, sales inducements, and non-traditional insurance contract features not covered by other authoritative accounting literature, including asset, liability, revenue, and expense recognition. This Statement was effective for fiscal years beginning after December 15, 2003 and did not have a material impact on the financial statements, except for a reclassification related to DSI.

In November 2003, the FASB's Emerging Issues Task Force (EITF) issued EITF 03-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS. The EITF reached a consensus requiring quantitative and qualitative disclosures for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, and SFAS No. 124, ACCOUNTING FOR CERTAIN INVESTMENTS HELD BY NOT-FOR-PROFIT ORGANIZATIONS, that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The FASB has subsequently reconsidered EITF 03-1 in its entirety and consolidated existing GAAP requirements; however, the disclosure provisions will remain in effect until full reconsideration is completed. The Company is complying with the disclosure requirements.

ACCOUNTING PRONOUNCEMENTS TO BE ADOPTED

In May 2005, the FASB issued SFAS No. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS - A REPLACEMENT OF APB OPINION NO. 20 AND SFAS NO. 3. This standard is effective for fiscal years beginning after December 15, 2005 and applies to voluntary accounting changes and corrections of error made in fiscal years beginning after December 15, 2005. It also applies to changes required by new accounting pronouncements if the pronouncement does not include specific transition provisions. The standard requires retrospective application of changes in accounting principle, unless it is impracticable to determine either the period-specific effect of an accounting change or the cumulative effect of the change. The Company does not expect a financial impact upon adoption.

In September 2005, the AcSEC issued SOP 05-1, DEFERRED ACQUISITION COSTS (DAC) ON INTERNAL Replacements, which expands the definition of internal replacements and changes the accounting for DAC on replacements in connection with modifications or exchanges of insurance contracts. This Statement is effective for fiscal years beginning on January 1, 2007. An internal replacement, as defined in the guidance, is a policy revision that changes the nature of the investment rights or insurance risk between the Company and contractholder. The result of the SOP 05-1 methodology change for contracts that are substantially different would result in writing off the existing DAC balance. The Company has not yet quantified the impact.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS, effective for reporting periods beginning after December 15, 2005, with earlier application permitted. FSP addresses determination as to when an investment is considered impaired, whether that impairment is other than temporary and subsequent recognition of an other-than-temporary impairment, and disclosures on unrealized losses. The Company will adopt beginning January 1, 2006 and does not expect a financial impact upon adoption.

                                     16                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform to the current year presentation.

     During 2005, the Company changed its method of presentation for certain active life and premium deficiency reserves by reclassifying these reserves from policy and contract claims to future policy benefit reserves on the Statements of Operations. This reclassification was made to better reflect the nature of these reserves as future benefits instead of claims activity. Certain 2004 and 2003 balances have been reclassified to reflect the new presentation.

                                     17                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

(3)  RISK DISCLOSURES

     The following is a description of the most significant risks facing the Company and how the Company attempts to mitigate those risks:

     CREDIT RISK: The risk that issuers of fixed- and variable-rate income securities or transactions with other parties, such as reinsurers, default on their contractual obligations. The Company attempts to mitigate this risk by adhering to investment policies that provide portfolio diversification on an asset class, creditor, and industry basis, and by complying with investment limitations governed by state insurance laws and regulations, as applicable. The Company actively monitors and manages exposures, and determines whether any securities are impaired. The aggregate credit risk taken in the investment portfolio is influenced by management's risk/return preferences, the economic and credit environment, and the relationship of credit risk in the asset portfolio to liabilities.

     CREDIT CONCENTRATION RISK: The risk of increased exposure to major asset defaults (of a single security issuer or class of security issuers); economic conditions (if business is concentrated in a certain industry sector or geographic area); or adverse regulatory or court decisions (if concentrated in a single jurisdiction) affecting credit.

     The Company's Finance Committee (FiCO) specifies the asset allocation among major asset classes and a benchmark for each asset class. FiCO provides investment guidelines that document the constraints and limits under which the asset manager must operate, including limits in regard to credit concentration. These internal guidelines comply, at a minimum, with state statute. FiCO is also responsible for implementing internal controls and procedures to ensure compliance with these investment guidelines. Deviations from these guidelines are monitored and addressed. FiCO, and subsequently the Board of Directors, review and approve the mandated investment guidelines at least annually.

     Mitigation controls include a monthly report from the asset manager that shows the fixed income risk profile, including sector allocation, credit rating distribution, and other credit statistics. The Company performs a quarterly calculation to ensure compliance with the State of New York basket clause.

     LIQUIDITY RISK: The risk that unexpected timing or amounts of cash needed will require liquidation of assets in a market that will result in loss of realized value or an inability to sell certain classes of assets such that an insurer will be unable to meet its obligations and contractual guarantees. Market or Company conditions may preclude access to, or cause disruption of, outside sources of liquidity (e.g., through borrowing, affiliate advances, reinsurance, or securitization) upon which an insurance company typically relies on in the normal course of business. Additionally, the Company may not be able to sell large blocks of assets at current market prices. Liquidity risk also arises from uncertain or unusual cash demands from catastrophic events.

     The Company designs products with features that attempt to help mitigate the risk of high levels of product surrenders when interest rates change.

     INTEREST RATE RISK: The risk that interest rates will change and cause a decrease in the value of an insurer's investments relative to the value of its liabilities and/or an unfavorable change in prepayment activity, resulting in compressed interest margins. For example, if liabilities come due more quickly than assets mature, an insurer could have to sell assets prior to maturity and potentially recognize a gain or loss or potentially borrow money. In investments that contain borrower options, this risk may be realized through unfavorable cash flow patterns, e.g., increased principal repayment when interest rates have declined. When unfavorable interest rate movements occur, interest margins may compress, reducing profitability.

     The Company attempts to mitigate risk by offering products that transfer interest rate risk to the policyholder and by attempting to approximately match the maturity schedule of its assets with the expected payouts of its

                                     18                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     liabilities, both at inception and on an ongoing basis. Asset and liability matching models used by the Company mitigate interest rate risk due to the close relationship between its interest rate sensitive assets and liabilities. The Company considers both the maturity and duration of the asset portfolio as compared to the expected duration of the liability reserves. The Company also attempts to mitigate interest rate risk through asset/liability risk controls, including product development and pricing, product management, and investment asset management. In certain situations, the Company accepts some interest rate risk in exchange for a higher yield on the investment.

     EQUITY MARKET RISK: The risk that movements in the equity markets will result in losses to assets held within the Company's surplus portfolio or that product features tied to equity markets will increase in value by more than held assets. Equity indexed annuity (EIA) products provide benefits to the policy value based on the growth of market indexes (Standard and Poor's (S&P) 500 and NASDAQ 100).

     An additional risk is that some variable annuity products have guarantees, GMIB and GMDB, that provide a guaranteed level of payments irrespective of market movements. The risk here is of a market downturn.

     LEGAL/REGULATORY RISK: The risk that changes in the legal or regulatory environment in which the Company operates may result in reduced demand for the Company's products or additional expenses not assumed in product pricing. Additionally, the Company is exposed to risk related to how the Company conducts itself in the market and the suitability of its product sales to contract holders.

     The Company attempts to mitigate risk by offering a broad range of annuity products and by operating in several jurisdictions. The Company actively monitors all market related exposure and has affiliated members that participate in national and international discussions relating to legal, regulatory, and accounting changes that may impact the business. The Company has defined suitability standards that are as at least as rigorous, and usually exceeding, the requirements of regulators.

     RATINGS RISK: The risk that rating agencies change their outlook or rating of the Company. The rating agencies generally utilize proprietary capital adequacy models in the process of establishing ratings for the Company. The Company is at risk to changes in these models and the impact that changes in the underlying business that it is engaged in can have on such models. In an attempt to mitigate this risk, the Company maintains regular communications with the rating agencies and evaluates the impact of significant transactions on such capital adequacy models and considers the same in the design of transactions to minimize the adverse impact of this risk.

                                     19                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

(4)  INVESTMENTS

     Investments at December 31, 2005 consist of:


                                                                                                         Amount
                                                            Amortized              Estimated            shown on
                                                              cost                  fair                 Balance
                                                             or cost                value                 Sheet
----------------------------------------------------------------------------------------------------------------

Fixed-maturity securities:
      U.S. government                                 $           70,951             71,334              71,334
      States and political subdivisions                            2,350              2,353               2,353
      Foreign government                                             657                655                 655
      Public utilities                                            10,446             10,483              10,483
      Corporate securities                                        96,666             99,440              99,440
      Mortgage-backed securities                                  64,976             63,871              63,871
----------------------------------------------------------------------------------------------------------------

           Total fixed-maturity securities                       246,046            248,136             248,136
----------------------------------------------------------------------------------------------------------------

Securities held under agreements to repurchase                       866                879                 879
----------------------------------------------------------------------------------------------------------------

Equity securities:
      Common stocks:
           Banks, trusts, and insurance companies                    109                140                 140
           Industrial and miscellaneous                              725                939                 939
----------------------------------------------------------------------------------------------------------------

           Total equity securities                                   834              1,079               1,079
----------------------------------------------------------------------------------------------------------------

Other investments:
      Short-term securities                                        6,890              XXXXX               6,890
      Policy loans                                                    34              XXXXX                  34
----------------------------------------------------------------------------------------------------------------

           Total other investments                                 6,924              XXXXX               6,924
----------------------------------------------------------------------------------------------------------------

                  Total investments                   $          254,670              XXXXX             257,018
----------------------------------------------------------------------------------------------------------------


                                     20                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     At December 31, 2005 and 2004, the amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of securities are as shown in the following table.

                                                   Amortized         Gross           Gross         Estimated
                                                     cost          unrealized      unrealized         fair
                                                    or cost          gains           losses          value
---------------------------------------------------------------------------------------------------------------

2005:
    Fixed-maturity securities:
        U.S. government                        $        70,951           1,093             710          71,334
        States and political subdivisions                2,350              26              23           2,353
        Foreign government                                 657               -               2             655
        Public utilities                                10,446             156             119          10,483
        Corporate securities                            96,666           3,670             896          99,440
        Mortgage-backed securities                      64,976              95           1,200          63,871
---------------------------------------------------------------------------------------------------------------
           Total fixed-maturity securities             246,046           5,040           2,950         248,136
    Securities held under agreements to
        repurchase                                         866              17               4             879
    Equity securities                                      834             252               7           1,079
---------------------------------------------------------------------------------------------------------------
           Total                               $       247,746           5,309           2,961         250,094
---------------------------------------------------------------------------------------------------------------

2004:
    Fixed-maturity securities:
        U.S. government                        $        21,354             462             245          21,571
        States and political subdivisions                  518               -              40             478
        Foreign government                                 668               8               -             676
        Public utilities                                 3,973             242               -           4,215
        Corporate securities                            82,104           5,192             208          87,088
        Mortgage-backed securities                      51,308             279             109          51,478
---------------------------------------------------------------------------------------------------------------
           Total fixed-maturity securities             159,925           6,183             602         165,506
    Equity securities                                      854             244              16           1,082
---------------------------------------------------------------------------------------------------------------
           Total                               $       160,779           6,427             618         166,588
---------------------------------------------------------------------------------------------------------------



                                     21                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     The net unrealized gains on securities included in stockholder's equity consist of the following at December 31:

                                                             2005               2004               2003
----------------------------------------------------------------------------------------------------------

     Fixed maturities                            $            2,090              5,581              4,412
     Securities held under agreements
         to repurchase                                           13                  -                  -
     Equities                                                   245                228                153
     Adjustments for:
         Shadow adjustments for deferred
            policy acquisition costs and
            deferred sales inducements                         (224)                 -                  -
         Deferred taxes                                        (743)            (2,032)            (1,597)
----------------------------------------------------------------------------------------------------------

              Net unrealized gains               $            1,381              3,777              2,968
----------------------------------------------------------------------------------------------------------

     The changes in net unrealized (losses) gains on fixed-maturity securities and securities held under agreements to repurchase before adjustments for deferred taxes and deferred acquisition costs were $(3,478), $1,169, and $(1,004) in each of the years ended December 31, 2005, 2004, and 2003, respectively.

     The change in net unrealized gains from equity investments, before deferred taxes, were $17, $75, and $268 for the years ended December 31, 2005, 2004, and 2003, respectively.

     The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost of fixed-maturity securities with rights to call or prepay without penalty is $72,834 as of December 31, 2005.

                                                                             Amortized             Estimated
                                                                                cost              fair value
----------------------------------------------------------------------------------------------------------------

       Due in one year or less                                         $            2,533                 2,540
       Due after one year through five years                                       21,329                21,328
       Due after five years through ten years                                      70,606                70,708
       Due after ten years                                                         86,602                89,689
       Mortgage-backed securities                                                  64,976                63,871
----------------------------------------------------------------------------------------------------------------
                Totals                                                 $          246,046               248,136
----------------------------------------------------------------------------------------------------------------

     Proceeds from sales of fixed-maturity securities investments were $13,095, $19,287, and $38,076 during 2005, 2004, and 2003, respectively. Proceeds from tax-free exchanges on fixed-maturity securities were $704 during 2005. Gross gains of $259, $955, and $841 and gross losses of $210, $259, and $71 were realized on those sales and tax-free exchanges of securities in 2005, 2004, and 2003, respectively. There were no losses for other-than-temporary impairment on fixed-maturity securities in 2005, 2004, and 2003. Forward commitments of $11,022, $31,574, and $0 were purchased and $11,022, $31,574, and $5,396 were sold by the Company during 2005, 2004, and 2003, respectively.

     Proceeds from the sale of equity securities were $115, $52, and $10 during 2005, 2004, and 2003, respectively. Proceeds from tax-free exchanges, redemptions, and spin-offs from equity securities were $28, $9, and $13 during 2005, 2004, and 2003, respectively. Gross gains of $17, $5, and $1 and gross losses of $6, $3, and $2

                                     22                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     were realized on those sales in 2005, 2004, and 2003, respectively. In 2005, 2004, and 2003, losses of $37, $36, and $64, respectively, were recognized on equity securities for other-than-temporary impairment.

     Net realized investment gains (losses) for the years ended December 31, are summarized as follows:

                                                                 2005                2004                2003
--------------------------------------------------------------------------------------------------------------

Fixed-maturity securities                                 $       49                  696                 770
Equity securities                                                (26)                 (34)                (65)
--------------------------------------------------------------------------------------------------------------
           Net gains before taxes                                 23                  662                 705

Tax expense on net realized gains                                  8                  232                 247
--------------------------------------------------------------------------------------------------------------

           Net gains after taxes                          $       15                  430                 458
--------------------------------------------------------------------------------------------------------------



     Major categories of net investment income for the respective years ended
     December 31 are shown below. Net income related to securities held under repurchase agreements is shown with fixed-maturity securities.

                                                                  2005              2004              2003
----------------------------------------------------------------------------------------------------------------

Interest:
      Fixed-maturity securities                           $          9,764             8,211              6,356
      Short-term securities                                            247               102                120
      Policy loans                                                       5                 2                  1
Dividends:
      Equity securities                                                 22                26                 17
Change in fair value of equity-indexed annuity
      and guaranteed benefit-related options                           (42)                -                  -
Income from securities held under
      forward commitments                                                -                 -                 11
Other invested assets                                                    -                 5                  2
----------------------------------------------------------------------------------------------------------------
           Total investment income                                   9,996             8,346              6,507

Investment expenses                                                     66                66                  7
----------------------------------------------------------------------------------------------------------------

           Net investment income                          $          9,930             8,280              6,500
----------------------------------------------------------------------------------------------------------------






                                     23                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     Unrealized losses on available-for-sale securities and the related fair value for the years ended December 31, are shown below:

                                             12 months or less          Greater than 12 months            Total
                                       ----------------------------  ---------------------------  -------------------------
                                                        Unrealized                  Unrealized                 Unrealized
                                          Fair value      losses       Fair value     losses      Fair value       losses
                                       ----------------------------  ---------------------------  -------------------------
2005:
    Fixed-maturity securities:
      U.S. government                   $    24,976          314        11,702           396       36,678           710
      States and political subdivisions         494           23             -             -          494            23
      Foreign government                        655            2             -             -          655             2
      Public utilities                        6,959          119             -             -        6,959           119
      Corporate securities                   32,266          708         3,322           188       35,588           896
      Mortgage-backed securities             44,944          966         7,896           234       52,840         1,200
------------------------------------------------------------------------------------------------------------------------
        Total fixed-maturity securities     110,294        2,132        22,920           818      133,214         2,950
    Securities held under agreements
      to repurchase                             338            4             -             -          338             4
    Equity securities                            68            7             -             -           68             7
------------------------------------------------------------------------------------------------------------------------
        Total temporarily impaired
        securities                      $   110,700        2,143        22,920           818      133,620         2,961
------------------------------------------------------------------------------------------------------------------------

2004:
    Fixed-maturity securities:
      States and political subdivisions $    17,091          245             -             -       17,091           245
      Foreign government                          -            -           478            40          478            40
      Corporate securities                    1,273           15         7,510           193        8,783           208
      Mortgage-backed securities             24,146           52         4,180            57       28,326           109
------------------------------------------------------------------------------------------------------------------------
        Total fixed-maturity securities      42,510          312        12,168           290       54,678           602
    Equity securities                            90           10            45             6          135            16
------------------------------------------------------------------------------------------------------------------------
        Total temporarily impaired
        securities                      $    42,600          322        12,213           296       54,813           618
------------------------------------------------------------------------------------------------------------------------

     As of December 31, 2005 and 2004, the number of investment holdings that were in an unrealized loss position was 147 and 36, respectively, for fixed-maturity securities, and 5 and 13, respectively, for equity securities. The Company's unrealized losses are primarily from increases in interest rates.

     As of December 31, 2005, the Company did not have a significant concentration of financial instruments in a single investee, industry, or geographic location.


                                     24                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

(5)  SUMMARY TABLE OF FAIR VALUE DISCLOSURES

                                                                 2005                           2004
                                                ----------------------------   ----------------------------
                                                 Carrying          Fair         Carrying          Fair
                                                  amount           value         amount           value
                                                ------------    ------------   ------------    ------------
Financial assets
      Fixed-maturity securities:
           U.S. government                    $      71,334          71,334         21,571          21,571
           States and political subdivisions          2,353           2,353            478             478
           Foreign governments                          655             655            676             676
           Public utilities                          10,483          10,483          4,215           4,215
           Corporate securities                      99,440          99,440         87,088          87,088
           Mortgage-backed securities                63,871          63,871         51,478          51,478
      Equity securities                               1,079           1,079          1,082           1,082
      Securities held under agreements
           to repurchase                                879             879              -               -
      Short-term securities                           6,890           6,890          5,382           5,382
      Policy loans                                       34              34             78              78
      Cash                                            5,606           5,606          3,591           3,591
      Separate account assets                       441,189         441,189        381,768         381,768

Financial liabilities
      Investment contracts                          124,351         113,875         25,168          23,730
      Securities held under agreements
           to repurchase                                878             878              -               -
      Separate account liabilities                  441,189         431,074        381,768         373,624

-----------------------------------------------------------------------------------------------------------


     Investment contracts include certain reserves related to deferred annuity products. These reserves are included in the future policy benefit reserves and the policy and contract account balances on the Balance Sheets.

     The fair value of fixed-maturity securities, equity securities, and securities held under agreements to repurchase is based primarily on independent pricing services and, in certain instances, through the use of broker quotes and other independent information. Short-term securities, which include certificates of deposit, are carried at amortized cost, which approximates fair value. Policy loan balances, which are supported by the underlying cash value of the policies, approximate fair value. Fair values of separate account assets were determined using the fair value of the underlying investments held in segregated mutual funds.

     Fair value of investment contracts, which include deferred annuities and other annuities without significant mortality risk, are determined by testing amounts payable on demand against discounted cash flows using interest rates commensurate with the risks involved. Fair values of investment contracts are based on the amount payable on demand at December
     31. Carrying value of liabilities of funds borrowed under securities held under agreements to repurchase approximates fair value due to the short-term nature of these liabilities. Fair values of separate account liabilities were determined using the cash surrender values of the contractholders' accounts.

     Changes in market conditions subsequent to year-end may cause fair values calculated subsequent to year-end to differ from the amounts presented herein.

                                     25                             (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

(6)  DEFERRED ACQUISITION COSTS

     Deferred acquisition costs at December 31, and the changes in the balance for the years then ended are as follows:

                                                                   2005             2004             2003
--------------------------------------------------------------------------------------------------------------

Balance, beginning of year                                  $         17,383          14,351           13,505

     Capitalization                                                   11,270           5,991            6,140
     Interest                                                          1,280           1,203            1,006
     Amortization                                                     (4,717)         (4,162)          (6,300)
     Change in shadow DAC                                               (115)              -                -

--------------------------------------------------------------------------------------------------------------
Balance, end of year                                        $         25,101          17,383           14,351
--------------------------------------------------------------------------------------------------------------


(7)  DEFERRED SALES INDUCEMENTS

     Deferred sales inducements at December 31, and the changes in the balance for the years then ended are as follows:

                                                                              2005        2004
--------------------------------------------------------------------------------------------------

Balance, beginning of year                                               $       4,396          -

      Reclass from policy and contract account
          balances - SOP 03-1                                                        -        558
      Deferrals                                                                  3,385      4,038
      Interest                                                                     372        142
      Amortization                                                              (1,166)      (342)
      Change in shadow DSI                                                        (109)         -

----------------------------------------------------------------------------------------------------
Balance, end of year                                                     $       6,878      4,396
----------------------------------------------------------------------------------------------------



(8)  ACCIDENT AND HEALTH CLAIM RESERVES

     Accident and health claim reserves are based on estimates that are subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, thereby allowing more reliable re-evaluations of such reserves. While management believes that reserves as of December 31, 2005 are adequate, uncertainties in the reserving process could cause such reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Movements in reserves, which are small relative to the amount of such reserves, could significantly impact future reported earnings of the Company.


                                     26                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     Activity in the accident and health claim reserves is summarized as follows:

                                                                                 2005         2004         2003
---------------------------------------------------------------------------------------------------------------------

Balance at January 1, net of reinsurance recoverables
      of $4,026, $6,829, and $5,816, respectively                          $        9,376       12,346         8,450

Commutations                                                                            -       (1,272)            -

Incurred related to:
      Current year                                                                  9,283        7,058         7,575
      Prior years                                                                    (170)      (2,891)         (252)
---------------------------------------------------------------------------------------------------------------------
Total incurred                                                                      9,113        4,167         7,323
---------------------------------------------------------------------------------------------------------------------

Paid related to:
      Current year                                                                  1,873        1,677           737
      Prior years                                                                   5,140        4,188         2,690
---------------------------------------------------------------------------------------------------------------------
Total paid                                                                          7,013        5,865         3,427
---------------------------------------------------------------------------------------------------------------------

Balance at December 31, net of reinsurance recoverables
      of $4,782, $4,026, and $6,829, respectively                          $       11,476        9,376        12,346
---------------------------------------------------------------------------------------------------------------------

     Incurred losses related to prior years during 2005, 2004, and 2003 were due to unanticipated favorable claim development in both group accident and health business and medical excess of loss business.

(9)  REINSURANCE

     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks under excess coverage and coinsurance contracts. The Company has a maximum retention level on HMO reinsurance and managed care medical stop loss of $1,180, and limits other specific stop loss policies to $600 coverage per individual life.

     Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. A contingent liability exists to the extent that Allianz Life or the Company's unaffiliated reinsurers are unable to meet their contractual obligations under reinsurance contracts. Management is of the opinion that no liability will accrue to the Company with respect to this contingency.

                                     27                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     Life insurance, annuities, and accident and health business assumed from and ceded to other companies is as follows:

                                                                                                           Percentage
                                                            Assumed          Ceded                          of amount
                                             Direct        from other       to other         Net             assumed
        Year ended                           amount        companies       companies        amount           to net
---------------------------------------------------------------------------------------------------------------------

December 31, 2005:

Life insurance in force                 $       139,707              -          83,338         56,369           0.0%
---------------------------------------------------------------------------------------------------------------------

Premiums:
     Life                               $         2,086              -             922          1,164           0.0%
     Annuities                                    8,110              -               -          8,110           0.0%
     Accident and health                         10,207          8,494           7,173         11,528          73.7%
---------------------------------------------------------------------------------------------------------------------

        Total premiums                  $        20,403          8,494           8,095         20,802          40.8%
---------------------------------------------------------------------------------------------------------------------

December 31, 2004:

Life insurance in force                 $       256,970              -         101,673        155,297           0.0%
---------------------------------------------------------------------------------------------------------------------

Premiums:
     Life                               $         2,247              -           1,590            657           0.0%
     Annuities                                    5,851              -               -          5,851           0.0%
     Accident and health                          9,214          6,564           5,858          9,920          66.2%
---------------------------------------------------------------------------------------------------------------------

        Total premiums                  $        17,312          6,564           7,448         16,428          40.0%
---------------------------------------------------------------------------------------------------------------------

December 31, 2003:

Life insurance in force                 $       263,731              -         110,700        153,031           0.0%
---------------------------------------------------------------------------------------------------------------------

Premiums:
     Life                               $         2,352              -           1,674            678           0.0%
     Annuities                                    4,955              -               -          4,955           0.0%
     Accident and health                         11,500          6,248           7,636         10,112          61.8%
---------------------------------------------------------------------------------------------------------------------

        Total premiums                  $        18,807          6,248           9,310         15,745          39.7%
---------------------------------------------------------------------------------------------------------------------


     Included in reinsurance recoverables at December 31, 2005 and 2004 are recoverables on paid claims, unpaid claims, future benefit reserves, and policy and contract account balances from Allianz Life of $0 and $1, respectively. Also included in reinsurance recoverables at December 31, 2005 is a $3,704 recoverable from one insurer who, as of December 31, 2005, was not rated by A.M. Best's Insurance Reports; therefore, the Company has a trust agreement in place to cover any potential exposure.

     Throughout 2005, 2004, and 2003, the Company entered into numerous reinsurance arrangements with unrelated insurance companies to reinsure group life and accident and health reinsurance-assumed, and excess of loss health insurance business as well as business produced through the broker administrator distribution

                                     28                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     channel. In connection with these agreements, the Company has ceded premiums of $33, $1,443, and $1,672 and received expense allowances of $1, $306, and $323 in 2005, 2004, and 2003, respectively.

     To minimize risk associated with terminated business throughout 2004, the Company entered into assumption reinsurance agreements whereby certain blocks of business were sold to unrelated insurance companies. Assumption reinsurance transfers all duties, obligations, and liabilities in connection with these policies to the unrelated insurance company. In connection with these agreements, the Company transferred reserves of $2,249 in 2004 and recognized a gain of $73 in 2004.

     Of the amounts assumed from and ceded to other companies, life and accident and health insurance assumed from and ceded to Allianz Life is as follows:

                                                     Assumed                                Ceded
                                       -----------------------------------    ------------------------------------
                                         2005         2004        2003          2005         2004         2003
------------------------------------------------------------------------------------------------------------------

Life insurance in force             $          -            -           -             -            -            -
------------------------------------------------------------------------------------------------------------------

Premiums:
    Life                            $          -            -           -             -           (3)           3
    Accident and health                       37          (14)         46             7            -          891
------------------------------------------------------------------------------------------------------------------

              Total premiums        $         37          (14)         46             7           (3)         894
------------------------------------------------------------------------------------------------------------------


     Effective January 1, 2005, the Company entered into a new multiline ceded reinsurance agreement with Allianz Life whereby Allianz Life assumes risk related to excess of loss medical coverage. In addition, the Company cedes future business exceeding the Company's retention limit to Allianz Life.

(10) INCOME TAXES

     INCOME TAX (BENEFIT) EXPENSE

     Total income tax (benefit) expense for the years ended December 31 are as follows:

                                                                              2005            2004           2003
-------------------------------------------------------------------------------------------------------------------

Income tax expense (benefit) attributable to operations:
      Current tax expense (benefit)                                   $        1,439           1,869          (591)
      Deferred tax (benefit) expense                                          (1,085)            662        (2,197)
-------------------------------------------------------------------------------------------------------------------
          Total income tax expense (benefit)
                  attributable to operations                                     354           2,531        (2,788)

Income tax effect on equity:
      Attributable to unrealized
          gains and losses for the year                                       (1,290)            435          (259)
-------------------------------------------------------------------------------------------------------------------


          Total income tax effect on equity                           $         (936)          2,966        (3,047)
-------------------------------------------------------------------------------------------------------------------


                                     29                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     COMPONENTS OF INCOME TAX EXPENSE (BENEFIT)

     Income tax expense (benefit) computed at the statutory rate of 35% varies from tax expense (benefit) reported in the Statements of Operations for the respective years ended December 31 as follows:

                                                                               2005          2004           2003
-----------------------------------------------------------------------------------------------------------------

Income tax expense (benefit) computed at the statutory rate         $         1,132         3,068         (2,665)
Dividends-received deductions and tax-exempt interest                          (646)         (383)          (160)
Other                                                                          (132)         (154)            37
-----------------------------------------------------------------------------------------------------------------

           Income tax expense (benefit) as reported                 $           354         2,531         (2,788)
-----------------------------------------------------------------------------------------------------------------

     COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES ON THE BALANCE SHEET

     Tax effects of temporary differences giving rise to the significant components of the net deferred tax liabilities at December 31 are as follows:


                                                                                   2005                  2004
----------------------------------------------------------------------------------------------------------------
Deferred tax assets:
       Future benefit reserves                                         $            7,157                 3,745
       Impaired assets                                                                 63                    77
       Expense accruals                                                                28                    30
----------------------------------------------------------------------------------------------------------------
             Total deferred tax assets                                              7,248                 3,852
----------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
       Deferred acquisition costs                                                   7,437                 5,069
       Unrealized gains on investments                                                821                 2,032
       Due and deferred premium                                                       210                   188
       Other                                                                           86                   244
----------------------------------------------------------------------------------------------------------------

             Total deferred tax liabilities                                         8,554                 7,533
----------------------------------------------------------------------------------------------------------------
             Net deferred tax liability                                $            1,306                 3,681
----------------------------------------------------------------------------------------------------------------

     Although realization is not assured, the Company believes it is not necessary to establish a valuation allowance for the deferred tax asset, as it is more likely than not the deferred tax asset will be realized principally through future reversals of existing taxable temporary differences and future taxable income. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future reversals of existing taxable temporary differences and future taxable income are reduced.

     Income taxes paid (received) by the Company were $1,867, $(940), and $1,073 in 2005, 2004, and 2003, respectively. At December 31, 2005 and 2004, the Company had a tax payable to AZOA of $1,592 and $2,020, respectively, reported in income tax payable on the Balance Sheets.


                                     30                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

(11) RELATED-PARTY TRANSACTIONS

     During 2005, the Company entered into an agreement to sublease office space from Fireman's Fund Insurance Company (an affiliate). In connection with this agreement, the Company incurred rent expense of $64 in 2005, which is included in general and administrative expenses on the Statements of Operations.

     Allianz Life performs certain administrative services for the Company and the Company has incurred fees for these services of $8,197, $5,044, and $7,453 in 2005, 2004, and 2003, respectively. The Company's liability to Allianz Life for incurred but unpaid service fees as of December 31, 2005 and 2004 was $0 and $533, respectively, and is included in payable to parent and affiliates on the Balance Sheets. At December 31, 2005, the Company had an overpayment for service fees of $470, which is recorded in receivable from parent and affiliates on the Balance Sheets.

     The Company incurred fees for certain administrative services provided by affiliated companies. The Company incurred fees of $5, $967, and $859 in 2005, 2004, and 2003, respectively. The Company's liability for these charges was $8 and $130 as of December 31, 2005 and 2004, respectively, and is included in payable to parent and affiliates on the Balance Sheets.

     The Company reinsured a portion of its group accident and health business with Allianz Life. See note 9 for further details.

     The Company has agreements with Pacific Investment Management Company (PIMCO), an affiliate, related to its separate accounts, where the policyholders of variable annuity products may choose to invest in specific investment options managed by PIMCO. Income recognized by the Company from PIMCO for distribution and in-force related costs as a result of providing investment options to the policyholders was $38, $17 and $6 during 2005, 2004, and 2003, respectively, which is included in other on the Statements of Operations. The receivable for these fees at December 31, 2005 and 2004 was $12 and $2, respectively, which are included in receivables on the Balance Sheets.


(12) EMPLOYEE BENEFIT PLANS

     The Company participates in the Allianz Asset Accumulation Plan (AAAP), a defined contribution plan sponsored by AZOA. Eligible employees are immediately enrolled in the AAAP upon their first day of employment. The AAAP will accept participants' pre-tax or after-tax contributions up to 80% of the participants' eligible compensation, although contributions remain subject to annual limitations set by ERISA. Under the eligible employees' provisions, the Company will match 100% of contributions up to a maximum of 2% during the first year of service and 6% after the first year of service. Participants are 100% vested in the Company's matching contribution after three years of service.

     The Company may decide to declare a profit-sharing contribution under the AAAP based on the discretion of Company management. Profit-sharing contributions have not been declared since 1998. Employees are not required to participate in the AAAP to be eligible for the profit-sharing contribution. The Company may also declare a discretionary match following year-end. The Company declared a discretionary match of 2.5% of employees' salaries for each of the plan years ended December 31, 2005 and 2004, reported in general and administrative expenses on the Statements of Operations and funded in 2006 and 2005, respectively. Employees are not required to participate in the AAAP to be eligible for the discretionary match.

     The expenses of administration of the AAAP and the trust fund, including all fees of the trustee, investment manager, and auditors, are payable from the trust fund, but may, at the discretion of the Company, be paid by the Company. Any counsel fees are not paid from the trust fund, but are instead paid by the Company. It is the Company's policy to fund the AAAP costs as incurred. The Company has expensed $134, $114, and $157 in 2005, 2004, and 2003, respectively, toward the AAAP matching contributions and administration expenses.

                                     31                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     In addition to the AAAP, the Company offers certain benefits to eligible employees, including a comprehensive medical, dental, and vision plan and a flexible spending plan.

(13) STATUTORY FINANCIAL DATA AND DIVIDEND RESTRICTIONS

     Statutory accounting practices prescribed or permitted by the Company's state of domicile are directed toward insurer solvency and protection of policyholders. Accordingly, certain items recorded in financial statements prepared under GAAP are excluded or vary in calculation in determining statutory policyholders' surplus and gain from operations. Currently, these items include, among others, deferred acquisition costs, furniture and fixtures, deferred taxes, accident and health premiums receivable which are more than 90 days past due, reinsurance, certain investments, and undeclared dividends to policyholders. Additionally, future policy benefit reserves and policy and contract account balances calculated for statutory reporting do not include provisions for withdrawals.

     The statutory capital and surplus of the Company as of December 31, 2005 and 2004 was $53,321 and $53,867, respectively. The statutory net income
     (loss) of the Company for the years ended December 31, 2005, 2004, and 2003 was $3,031, $4,440, and $(1,314), respectively.

     The Company is required to meet minimum statutory capital and surplus requirements. The Company's statutory capital and surplus as of December 31, 2005 and 2004 were in compliance with these requirements. In accordance with New York statutes, the Company may not pay a stockholder dividend without prior approval by the Superintendent of Insurance. The Company paid no dividends in 2005, 2004, and 2003.

     REGULATORY RISK-BASED CAPITAL

     An insurance enterprise's state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of an enterprise's regulatory total adjusted capital to its authorized control-level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. This ratio for the Company was 1,291% and 1,932% as of December 31, 2005 and 2004, respectively. Regulatory action level against a company may begin when this ratio falls below 200%.

(14)  COMMITMENTS AND CONTINGENCIES

     The Company is subject to claims and lawsuits that arise in the ordinary course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position of the Company.

     The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.

     The financial services industry, including mutual fund, variable annuity, life insurance, and distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. Many regulators, including the U.S. Securities and Exchange Commission (SEC), the National


     Association of Securities Dealers (NASD), and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and

                                     32                              (continued)

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                          Notes to Financial Statements

                        December 31, 2005, 2004, and 2003
                                 (in thousands)

     variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues.

     In addition, state and federal regulators have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, and funding agreements. Related investigations and proceedings may be commenced in the future.

     Federal and state regulators are also investigating various selling practices in the annuity industry, including suitability reviews, product exchanges, and sales to seniors. In certain instances, these investigations have led to regulatory enforcement proceedings. Similarly, private litigation regarding sales practices is ongoing against a number of insurance companies. Recently, a model regulation was approved regarding the suitability of sales to seniors. This regulation is now being revised. It can be expected that annuity sales practices will be an ongoing source of litigation and rulemaking.

     In addition, federal regulators have commenced a number of inquiries into the EIA industry and have issued various regulatory pronouncements. Among these are recent inquiries by the SEC and the NASD and a regulatory pronouncement by the NASD. In the SEC inquiry, the staff of the SEC inquired of a number of issuers of unregistered EIAs as to how modern EIA products are structured; how the products are distributed; and whether certain EIAs should be required to register as securities. The NASD also has commenced various inquiries regarding EIA products. Most recently, the NASD has inquired regarding transactions that involve exchanges from variable annuities into EIAs. In addition, the NASD in 2005 issued a regulatory Notice to Members advising NASD member firms of the unique issues raised by EIAs, and suggesting that broker-dealers consider taking various actions when their registered representatives sell EIAs as an outside business activity. As a result of this Notice to Members, certain firms have instituted enhanced procedures regarding EIA sales by their representatives, and some firms have placed restrictions on these sales.

     These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules, and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. It is unclear at this time whether any such litigation or regulatory actions will have a material adverse effect on the Company in the future.

     The Company leases office space. Expense for the operating lease was $119, $165, and $157 in 2005, 2004, and 2003, respectively. The future minimum lease payments required under this operating lease are as follows:

                                             Operating Lease
-------------------------------------------------------------

2006                                          $          151
2007                                                     157
2008                                                     157
2009                                                     157
2010 and beyond                                        1,959
-------------------------------------------------------------
          Total                               $        2,581
-------------------------------------------------------------




                                     33                              (continued)

                                    ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                                           Notes to Financial Statements

                                         December 31, 2005, 2004, and 2003
                                         (in thousands, except share data)

(15) SUPPLEMENTARY INSURANCE INFORMATION

     The following table summarizes certain financial information by line of business for 2005, 2004, and 2003:


                                  As of December 31                                 For the year ended December 31
                ---------------------------------------------  ---------------------------------------------------------------------
                               Future benefit
                                reserves and          Other      Net premium                     Net change      Net change
          Deferred              policy and           policy       revenue                           in             in
          policy     Deferred    contract           claims and   and other       Net              deferred       deferred      Other
        acquisition   sales      account   Unearned  benefits     contract   investment   Net      sales      acquisition  operating
           costs    inducements  balances  premiums  payable   considerations  income   benefits  inducements*    costs**   expenses
-------------------------------------------------------------  ---------------------------------------------------------------------

2005:
Life        $      -         -      1,506      67         424      1,164        110       570        -              -           295
Annuities     25,101     6,878    207,945       -           -      8,110      9,052     9,506   (2,591)        (7,833)       16,345
Accident
and health         -         -        523      40      16,259     11,528        768     9,064        -              -         2,625
------------------------------------------------------------------------------------------------------------------------------------

            $ 25,101     6,878    209,974     107      16,683     20,802      9,930    19,140   (2,591)        (7,833)       19,265
------------------------------------------------------------------------------------------------------------------------------------

2004:
Life        $      -         -      1,559      56         643        657        161       500        -              -           (92)
Annuities     17,383     4,396    112,292       -           -      5,851      7,098     6,649   (3,838)        (3,032)         9,574
Accident
and health         -         -        561      39      13,402      9,920      1,021     4,729        -              -          2,475
------------------------------------------------------------------------------------------------------------------------------------

            $ 17,383     4,396    114,412      95      14,045     16,428      8,280    11,878   (3,838)        (3,032)        11,957
------------------------------------------------------------------------------------------------------------------------------------

2003:
Life        $      -         -      3,038      48         727        678        209     1,076        -              -             68
Annuities     14,351         -    100,363       -           -      4,955      5,046     7,761        -           (846)        12,000
Accident
and health         -         -        399      43      19,175     10,112      1,245     7,411        -              -          3,437
------------------------------------------------------------------------------------------------------------------------------------

            $ 14,351         -    103,800      91      19,902     15,745      6,500    16,248        -           (846)        15,505
------------------------------------------------------------------------------------------------------------------------------------


*    See note 7 for aggregate gross amortization of deferred sales inducements.

**   See note 6 for aggregate gross amortization of policy acquisition costs.

                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

      a.  Financial Statements

         The following financial statements of the Company are included in Part B hereof.

     1.  Report of Independent Registered Public Accounting Firm.
     2.  Balance Sheets as of December 31, 2005 and 2004.
     3. Statements of Operations for the years ended December 31, 2005, 2004 and 2003.
     4. Statements of Comprehensive Income (Loss) for the years ended December 31, 2005, 2004 and 2003.
     5.  Statements of Stockholder's Equity for the years ended
         December 31, 2005, 2004 and 2003.
     6. Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.
     7.  Notes to Financial Statements

         The following financial statements of the Separate Account are included in Part B hereof.

      1. Report of Independent Registered Public Accounting Firm.
      2. Statements of Assets and Liabilities as of December 31, 2005.
      3. Statements of Operations for the period ended December 31, 2005.
      4. Statements of Changes in Net Assets for the years ended
         December 31, 2005 and 2004.
      5. Notes to Financial Statements - December 31, 2005.

     b. Exhibits

     1. Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account, dated February 26, 1988(1)
     2.   Not Applicable
     3.a. Principal Underwriter's Agreement by and between Preferred Life
          Insurance Company of New York on behalf of Preferred Life Variable Account C and NALAC Financial Plans, Inc.(2) Preferred Life Insurance Company of New York is the predecessor to Allianz Life Insurance Company of New York. Preferred Life Variable Account C is the predecessor to Allianz Life of NY Variable Account C. NALAC Financial Plans, Inc., is the predecessor to USAllianz Investor Services, LLC, which is the predecessor to Allianz Life Financial Services, LLC.
     3.b. Form of General Agency Agreement with Allianz Life Financial Services,
          LLC(5)
     4.a. Individual Variable Annuity Contract (L40517-NY)*
     4.b. Contract Schedule Page-A (S40654-A-NY)*
     4.c. Contract Schedule Page-B (S40654-B-NY)*
     4.d. Traditional GMDB Endorsement (S40648 - NY)*
     4.e. Enhanced GMDB Endorsement (S40649)*
     4.f. Guaranteed Withdrawal Benefit Endorsement (S40652)*
     4.g. Guaranteed Account Value Endorsement (S40651 - NY)*
     4.h. Fixed Account Endorsement (S40647)*
     4.i. IRA Endorsement (P30012)*
     4.j. 403(b) Endorsement (P30014)*
     4.k. Roth IRA Endorsement (P20041)*
     4.l. Unisex Endorsement (P20031)*
     4.m. Inherited IRA/Roth IRA Endorsement(14)
     4.n. Waiver of Withdrawal Charge Endorsement (S40653)*
     5.   Form of Application for Individual Variable Annuity
          Contract (F40440-NY)*
     6.(i)Copy of Certificate of the Amendment of Charter of the Company dated October 5, 1988 and the Delaration of Intention and Charter dated August 26, 1996(1)
      (ii)Copy of the Restated Bylaws of the Company
          (as amended on October 2, 1996)(3)
     7.   Not Applicable

     8.a. Copy of Fund  Participation  Agreement between AIM Variable  Insurance
          Funds, Inc., Preferred Life Insurance Company of New York and NALAC Financial Plans LLC, dated 7/27/1999(4)

       b. Copy of Fund Participation Agreement between Davis Variable Account Fund, Inc, Davis Distributors, LLC and Preferred Life Insurance Company of New York, dated 11/1/1999(5)

       c. Copy of Fund Participation Agreement between Preferred Life Insurance Company of New York, Dreyfus Investment Portfolios and The Dreyfus Life and Annuity Index Fund, dated 5/1/2002(7)

       d. Copy of Fund Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Templeton Variable Products Series Fund, Franklin/Templeton Distributors, Inc., Allianz Life Insurance Company of New York and USAllianz Investor Services, LLC, dated 10/1/2003(10)

       e. Copy of Administration Agreement between Franklin Templeton Services, LLC and Allianz Life Insurance Company of New York, dated 10/1/2003(10)

       f. Copy of Amended and Restated Business Agreement between Franklin Templeton Distributors, Inc. and Allianz Life Insurance Company of North America and its Affiliates, dated 12/1/1999(9)

       g. Copy of Fund Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and Preferred Life Insurance Company of New York, dated 12/1/1999(5)

       h. Copy of Administrative Support Service Agreement between OppenheimerFunds, Inc. and Preferred Life Insurance Company of New York, dated 12/1/1999(8)

       i. Copy of Fund Participation Agreement between Preferred Life Insurance Company of New York, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors, LLC, dated 12/1/1999(5)

       j. Copy of Services Agreement between PIMCO and Preferred Life Insurance Company of New York, dated 12/1/1999(8)

       k. Copy of Fund Participation Agreement between Preferred Life Insurance Company of New York, The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services, LLC dated 12/15/2000(6)

       l. Copy of Services Agreement between Prudential Investment Management Services LLC and Preferred Life Insurance Company of New York, dated 12/15/2000(8)

       m. Copy of Fund Participation Agreement between Seligman Portfolios, Inc. and Preferred Life Insurance Company of New York, dated 12/1/1999 (5)

       n. Copy of Service Agreement between J.& W. Seligman & Co. Incorporated and Preferred Life Insurance Company of New York, dated 12/16/1999(8)

       o. Copy of Fund Participation Agreement between Van Kampen Life Investment Trust, Van Kampen Funds Inc,, Van Kampen Asset Management Inc., and Preferred Life Insurance Company of New York, dated 5/1/2001(7)

       p. Copy of Amended & Restated Participation Agreement between USAllianz Variable Insurance Products Trust, Allianz Life Insurance Company of New York and BISYS Fund Services Limited Partnership, dated 12/2/2004(10)

     9.   Opinion and Consent of Counsel*
     10.  Consent of Independent Registered Public Accounting Firm*
     11.  Not Applicable
     12.  Not Applicable
     13.  Powers of Attorney*

     *    Filed herewith

     (1) Incorporated by reference from Registrant's N-4 (File Nos. 333-19699 and 811-05716) electronically filed on January 13, 1997.

     (2) Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos.333-19699 and 811-05716) electronically filed on May 12, 1997.

     (3) Incorporated by reference from Pre-Effective Amendment No. 2 to Registrant's Form N-4 (File Nos. 333-19699 and 811-05716) electronically filed on May 29, 1997.

     (4) Incorporated by reference from Post-Effective Amendment No. 7 to Registrant's Form N-4 (File Nos.333-19699 and 811-05716) electronically filed on November 12, 1999.

     (5) Incorporated by reference from Post-Effective Amendment No. 8 to Registrant's Form N-4 (File Nos.333-19699 and 811-05716) electronically filed on April 28, 2000.

     (6) Incorporated by reference from Post-Effective Amendment No. 9 to Registrant's Form N-4 (File Nos.333-19699 and 811-05716) electronically filed on December 15, 2000.

     (7)  Incorporated by reference from  Post-Effective  Amendment  No. 21  to
          Registrant's  Form  N-4  (File   Nos.333-19699  and 811-05716) as
          electronically filed on December 29, 2003.

     (9) Incorporated by reference from Post-Effective Amendment No.14 to Registrant's Form N-4 (File Nos.333-75718 and 811-05716) as electronically filed on April 27, 2004.

      (9) Incorporated by reference from Pre-Effective Amendment No.2 to Allianz
          Life  Variable  Account  B's  Form  N-4  (File  Nos.   333-120181  and
          811-05618) electronically filed on March 30, 2005.

     (10) Incorporated  by  reference  from  Post-Effective  Amendment  No.15 to
          Registrant's   Form  N-4   (File   Nos.   333-75718   and   811-05716)
          electronically filed on April 27, 2005.

ITEM 25. OFFICERS AND DIRECTORS OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK.

Unless noted otherwise, all officers and directors have the following principal business address:

                     5701 Golden Hills Drive
                    Minneapolis, MN  55416-1297

The following are the Officers and Directors of the Company:

Name and Principal              Positions and Offices
Business Address                with Depositor
-----------------               ------------------------------
Kevin E. Walker                 Treasurer and Director

Stephen P. Blaske               VP-Actuary and Director

Denise M. Blizil                Director

Gabrielle M. Matzdorff          Director and Chief Financial Officer

Vincent G. Vitiello             Director, Chairman of the Board
                                Chief Executive Officer and President

Suzanne J. Pepin                Secretary and Director

Dennis J. Marion                Director
39 Westview Road
Wayne, NJ 07470

Eugene T. Wilkinson             Director
31A Mountain Blvd
Warren, NJ  07059

Reinhard W. Obermueller         Director
20 West 64th Street
New York, NY  10023

Stephen R. Herbert              Director
900 Third Avenue
New York, NY  10022

Jack F. Rockett                 Director
140 East 95th Street, Ste 6A
New York, NY  10129

Peggy A. Moon                   Chief Compliance Officer and Regulation 60
                                Officer

Stewart D. Gregg                Assistant Secretary

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Insurance Company organizational chart is incorporated by reference from Registrant's Post-Effective No. 5 to Form N-4(File Nos. 333-75718 and 811-05716) filed electronically on April 25, 2003.

Item  27.   Number  of  Contract  Owners

As of November 20, 2006 there were no Contract Owners of qualified and non-qualified contracts.

Item  28.   Indemnification

ITEM 28. INDEMNIFICATION
The Bylaws of the Insurance Company provide:
    ARTICLE XI. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES
        Section 1. RIGHT TO INDEMNIFICATION:
        (a)Subject to the conditions of this Article and any conditions or limitations imposed by applicable law, the Corporation shall indemnify any employee, director or officer of the Corporation (an "Indemnified Person") who was, is, or in the sole opinion of the Corporation, may reasonably become a party to or otherwise involved in any Proceeding by reason of the fact that such Indemnified Person is or was:
           (i) a director of the Corporation; or
           (ii) acting in the course and scope of his or her duties as an officer or employee of the Corporation; or (iii) rendering Professional Services at the request of and for the benefit of the Corporation; or (iv) serving at the request of the Corporation as an officer, director, fiduciary or member of another corporation, association, committee, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Outside Organization").
        (b)Notwithstanding the foregoing, no officer, director or employee shall be indemnified pursuant to these bylaws under the following circumstances: (i) in connection with a Proceeding initiated by such person, in his or her own personal capacity, unless such initiation was authorized by the Board of Directors; (ii) if a court of competent jurisdiction finally determines that any indemnification hereunder is unlawful; (iii) for acts or omissions involving intentional misconduct or knowing and culpable violation of law; (iv) for acts or omissions that the Indemnified Person believes to be contrary to the best interests of the Corporation or its shareholders or that involve the absence of good faith on the part of the Indemnified Person; (v) for any transaction for which the Indemnified Person derived an improper personal benefit; (vi) for acts or omissions that show a reckless disregard for the Indemnified Person's duty to the Corporation or its shareholders in circumstances in which the Indemnified Person was aware or should have been aware, in the ordinary course of performing the Indemnified Person's duties, of the risk of serious injury to the Corporation or its shareholders; (vii) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Indemnified Person's duties to the Corporation or its shareholders; (viii) in circumstances where indemnification is prohibited by applicable law;
           (ix) in the case of service as an officer, director, fiduciary or member of an Outside Organization, where the Indemnified Person was aware or should have been aware that the conduct in question was outside the scope of the assignment as contemplated by the Corporation.
        Section 2. SCOPE OF INDEMNIFICATION:
        (a)Indemnification provided pursuant to Section 1(a)(iv) shall be secondary and subordinate to indemnification or insurance provided to an Indemnified Person by an Outside Organization or other source, if any.
        (b)Indemnification shall apply to all reasonable expenses, liability and losses, actually incurred or suffered by an Indemnified Person in connection with a Proceeding, including without limitation, attorneys' fees and any expenses of establishing a right to indemnification or advancement under this article, judgments, fines, ERISA excise taxes or penalties, amounts paid or to be paid in settlement and all interest, assessments and other charges paid or payable in connection with or in respect of such expense, liability and loss.
        (c)Such indemnification shall continue as to any Indemnified Person who has ceased to be an employee, director or officer of the Corporation and shall inure to the benefit of his or her heirs, estate, executors and administrators.
        Section 3. DEFINITIONS:
        (a)"Corporation" for the purpose of Article XI shall mean Allianz Life Insurance Company of New York and all of its subsidiaries.
        (b)"Proceeding" shall mean any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative, investigative or otherwise, including actions by or in the right of the Corporation to procure a judgment in its favor.
        (c)"Professional Services" shall mean services rendered pursuant to (i) a professional actuarial designation, (ii) a license to engage in the practice of law issued by a State Bar Institution or (iii) a Certified Public Accountant designation issued by the American Institute of Certified Public Accountants.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

a.   Allianz  Life  Financial  Services,   LLC  (previously  USAllianz  Investor
     Services, LLC) is the principal underwriter for the Contracts. It also is the principal underwriter for:

                 Allianz Life Variable Account A
                 Allianz Life Variable Account B


b.   The  following  are  the  officers   (managers)  and  directors  (Board  of
     Governors) of Allianz Life Financial Services, LLC. All officers and directors have the following principal business address:

                            5701 Golden Hills Drive
                           Minneapolis, MN 55416-1297

Name                       Positions and Offices with Underwriter
----------------------     -----------------------------------------------------
Frank Tonnemaker           Chief Manager, Chief Executive Officer, President
                           and Governor

Angela Wilson              Chief Financial Officer and President

Catherine Q. Farley        Senior Vice President

Brad Coustan               Senior Vice President

Corey J. Walther           Senior Vice President

Dave Schliesman            Senior Vice President-Sales

Jeffrey W. Kletti          Senior Vice President

Wayne Peterson             Chief Compliance Officer

Stewart D. Gregg           Secretary

Carol Dunn                 Assistant Secretary

 c.

For the period 1-1-2005 to 12-31-2005
-------------------------------------------------------------------------------------------------------
                                        Net Underwriting
                                        Discounts and     Compensation    Brokerage
Name of Principal Underwriter           Commissions       on Redemption   Commissions   Compensation
-------------------------------------------------------------------------------------------------------
Allianz Life Financial Services, LLC    $4,367,160.63      $0             $0            $0
-------------------------------------------------------------------------------------------------------

The  $4,367,160.63  that  Allianz Life  Financial  Services,  LLC received  from
Allianz Life of New York as commissions on the sale of Contracts was subsequently paid entirely to the third party broker/dealers that perform the retail distribution of the Contracts and, therefore, no commission or compensation was retained by Allianz Life Financial Services, LLC.

Item  30.        Location  of  Accounts  and  Records

Nikki Krakow, Sr. VP and Contraoller, whose address is 5701 Golden Hills Drive, Minneapolis, MN 55416 and Delaware Valley Financial Services, Allianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

Item  31.        Management  Services

Not  Applicable

Item  32.        Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                             REPRESENTATIONS

Allianz Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract described in the prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of New York on behalf of the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 20th day of November, 2006.


     ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
                 (Registrant)

By:  ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
                  (Depositor)

By: /s/ Stewart D. Gregg
     -------------------------
     Stewart D. Gregg
     Senior Securities Counsel


     ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
                  (Depositor)

By:  Vincent G. Vitiello*
     -------------------------
     Vincent G. Vitiello
     Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 20th of November, 2006.

Signature and Title

Vincent G. Vitiello*     Director, Chairman of the Board, President
Vincent G. Vitiello      & Chief Executive Officer

Gabby Matzdorff*         Director and Chief Financial Officer
Gabby Matzdorff

John Fleming*            Director and Vice President of Operations
John Fleming

Stephen Blaske*          Director and Vice President - Actuary
Stephen Blaske

Tyrus R. Campbell*       Director and Treasurer
Tyrus R. Campbell

Kevin Walker*            Director
Kevin Walker

Suzanne Pepin*           Director
Suzanne Pepin

Dennis Marion*           Director
Dennis Marion

Eugene T. Wilkinson*     Director
Eugene T. Wilkinson

Stephen R. Herbert*      Director
Stephen R. Herbert

Jack F. Rockett*         Director
Jack F. Rockett

Denise Blizil*           Director
Denise Blizil

Gary A. Smith*           Director
Gary A. Smith

Martha Clark Goss*       Director
Martha Clark Goss

                                    *By Power  of  Attorney filed as Exhibit 13
                                     to this Registration Statement.


                                     By /S/ Stewart D. Gregg
                                      --------------------------
                                      Stewart D. Gregg
                                      Senior Securities Counsel

                                   EXHIBITS TO
                          Pre Effective Amendment No. 1

                                    FORM N-4
                              (File No. 333-124767

                         ALLIANZ LIFE VARIABLE ACCOUNT C

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                                INDEX TO EXHIBITS
Exhibits
EX-99.B4.a   Individual Variable Annuity Contract
EX-99.B4.b   Contract Schedule Page-A
EX-99.B4.c   Contract Schedule Page-B
EX-99.B4.d   Traditional GMDB Endorsement
EX-99.B4.e   Enhanced GMDB Endorsement
EX-99.B4.f   GWB Endorsement
EX-99.B4.g   GAV Endorsement
EX-99.B4.h   Fixed Account Endorsement
EX-99.B4.i.  IRA Endorsement
EX-99.B4.j.  403(b) Endorsement
EX-99.B4.k.  Roth IRA Endorsement
EX-99.B4.l.  Unisex Endorsement
EX-99.B4.n.  Waiver of Withdrawal Charge Endorsement
EX-99.B5.    Application Ind. Var. Annuity Contract
EX-99.B9.    Opinion and Consent of Counsel
EX-99.B10.   Consent of Independent Registered Public Accounting Firm
EX-99.B13.   Powers of Attorney